As filed with the Securities and Exchange Commission on July 12, 2007
No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Protection One, Inc.
(Exact name of registrant as specified in its charter)

Delaware	93-1063818
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1035 N. 3rd Street, Suite 101
Lawrence, KS 66044
Telephone: (785) 856-5500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Eric Griffin, Esq.
General Counsel
4221 West John Carpenter Freeway
Irving, TX 75063
Telephone: (972) 916-6154
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

R. Scott Falk, P.C. Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000	Marc D. Jaffe Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee
Common stock, par value $0.01 per share	$172,500,000	$5,295.75

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)	Includes additional shares of common stock that may be purchased by the underwriters under an option to purchase additional shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated July 12, 2007

PROSPECTUS

           Shares

Protection One, Inc.

Common Stock

We are offering           shares of our common stock and the selling stockholders identified in this prospectus are offering           shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock trades on the NASDAQ Global Market under the symbol “PONE.” The last reported sales price of our common stock on July 9, 2007, was $14.94 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional            shares of our common stock on the same terms and conditions as set forth above if the underwriters sell more than           shares of our common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about          , 2007.

Joint Book-Running Managers

Lehman Brothers	Bear, Stearns & Co. Inc.

UBS Investment Bank

Jefferies & Company

          , 2007

You should rely only on the information contained or incorporated by reference in this prospectus or any free writing prospectus prepared by us or on our behalf. We have not authorized anyone to provide you with additional or different information from that contained or incorporated by reference in this prospectus. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus.

The underwriters are offering common stock subject to certain conditions and may reject all or any part of any order. The shares of common stock should be ready for delivery on or about          , 2007 against payment of immediately available funds.

i

SUMMARY

This summary highlights information about us and the common stock being offered by this prospectus. This summary is not complete and may not contain all of the information that you should consider prior to making an investment decision. You should read the entire document carefully. References in this prospectus to “Protection One,” “the Company,” “we,” “us” and “our” refer to Protection One, Inc. and its consolidated subsidiaries.

Unless otherwise indicated, references in this prospectus to “pro forma” and “on a pro forma basis” mean on a pro forma basis, giving effect to our merger (the “Merger”) with Integrated Alarm Services Group, Inc. (“IASG”) as described below, which was completed on April 2, 2007, as if it had occurred on the applicable date of determination or on the first day of the applicable period.

Unless otherwise indicated, all information contained in this prospectus concerning the security alarm industry in general, including information regarding our market position and market share within our industry, historical data concerning pricing, sales and volume and growth of sales or volume in our industry and expectations regarding future growth of sales or volume in our industry, is based on management’s estimates using internal data, independent industry publications and reports by market research firms or other published independent sources such as Security Distribution and Marketing Magazine. Unless otherwise noted, all market and industry data is the most recent data published by the named source.

Overview

We are a leading national provider of electronic security alarm monitoring services and the largest public company focused solely on security monitoring in the United States. We monitor signals from burglary, fire, medical and environmental alarm systems, and manage information from access control and closed-circuit-television systems for a broad base of residential, multifamily and business customers. We also provide monitoring and support services to independent security alarm dealers on a wholesale basis. With our national coverage and infrastructure network, which includes 66 field locations in 34 states and six monitoring centers, we are able to provide technologically advanced security monitoring services to our retail, multifamily and wholesale customers in all 50 states. More than 90% of our revenue for the year ended December 31, 2006 was generated from monitoring and maintenance services contracts with automatic renewal provisions, which provide us with a stable and predictable source of revenue. With pro forma RMR of $26.7 million as of December 31, 2006, we are the third largest provider of electronic monitoring services in the United States, based on RMR, according to Security Distribution and Marketing Magazine.

We conduct our business through the following operating segments:

•	Retail. Our Retail segment provides monitoring and maintenance services for electronic security systems directly to residential and business customers. We also sell and install electronic security systems for homes and businesses through our Retail segment in order to meet their security needs. As of March 31, 2007, we served approximately 620,000 retail customers across the nation, on a pro forma basis, by leveraging our extensive coverage and infrastructure network. Our Retail segment accounted for approximately 77% of our pro forma recurring monthly revenue, or RMR, as of December 31, 2006, nearly a quarter of which was derived from commercial customer contracts.

•	Multifamily. We provide monitoring and maintenance services for electronic security systems to tenants of multifamily residences under long-term contracts with building owners and managers. Multifamily service contracts, which typically have initial terms that fall within a range of five to ten years and average eight years at inception, generally provide higher operating margins than retail or wholesale contracts due primarily to the highly automated nature of the services. We are the leading national provider of alarm monitoring services to the multifamily sector with approximately 290,000 units in over 545 cities as of March 31, 2007, on a pro forma basis.

•	Wholesale. We contract with independent security alarm dealers nationwide to provide alarm system monitoring services to their residential and business customers. As of March 31, 2007, our Wholesale segment served approximately 4,400 dealers by monitoring approximately 792,000 homes and businesses on their behalf, on a pro forma basis. We also provide business support services and financing assistance for these independent dealers in the form of loans.

On April 2, 2007, we merged with IASG, one of the largest providers of monitoring, financing and business support services to independent security alarm dealers in the United States. We generated pro forma revenues of $92.0 million and $363.7 million for the quarter ended March 31, 2007 and the year ended December 31, 2006, respectively, and ended the same respective periods with $26.8 million and $26.7 million of pro forma RMR. For the quarter ended March 31, 2007 and the year ended December 31, 2006, we generated pro forma Adjusted EBITDA of $28.2 million and $106.5 million, respectively. See note (e) under “Summary Historical and Unaudited Pro Forma Consolidated Financial Information” for a definition of Adjusted EBITDA, a non-GAAP measure, and a reconciliation of Adjusted EBITDA to income (loss) before income taxes, the closest corresponding measure of performance as promulgated under accounting principles generally accepted in the United States of America (“GAAP”).

Industry

The United States market for electronic security system sales, leasing, installation, monitoring and service totaled approximately $29 billion in 2006, according to Security Distribution and Marketing Magazine. Between 1997 and 2006, this industry grew at a compound annual growth rate, or CAGR, of approximately 8.5% and is expected to grow by approximately 9% in 2007, according to Security Distribution and Marketing Magazine. We believe that this growth will be driven by heightened security awareness in the United States, an increase in dual income households and improved capital spending dynamics for businesses.

The security alarm industry in the United States is highly fragmented and is characterized by a large number of small industry participants. According to Security Distribution and Marketing Magazine, the industry is comprised of more than 14,000 small and mid-sized regional participants, the large majority of which generated annual revenues of less than $500,000. According to the same source, the top 100 industry participants represent approximately 55% of the total market.

Our Competitive Strengths

Our competitive strengths include the following:

Leading positions in key sectors of the security monitoring market.  We are a leading national provider of electronic security monitoring services to homes, businesses and independent alarm dealers. We executed a strategic acquisition program in the late 1990s that provided us with a national footprint with scale in most of the large metropolitan markets in the United States. Our current management team completed integration of the acquired businesses, including developing national monitoring scale and a branch organization able to provide high levels of customer care, field service and organic growth from sales to homeowners and businesses. As a result, we are now one of the three largest providers of electronic security monitoring services to homes and businesses in the United States, based on RMR.

Scale and expertise to serve business customers efficiently and effectively.  We are one of only three companies in the highly fragmented electronic security monitoring industry with the national footprint we believe is necessary to effectively serve multi-location businesses and service the needs of growing businesses. The security needs of most business customers are more extensive than those of most residential customers, and business customers are typically more receptive to multiple and advanced security offerings. The significant scale of our platform enables us to deploy sophisticated monitoring technologies, including leading video monitoring and remote access control technologies, to provide differentiated and customized services for our business customers.

Nationwide coverage and infrastructure network.  We have developed an alarm monitoring coverage and infrastructure footprint that spans the United States. Our Retail segment includes 66 branches in 34 states that service the electronic security needs of residential and commercial customer accounts in 48 states. Our local branches throughout the United States, together with our well-trained field service personnel and sales teams, enable us to provide personal service to our customers to maximize the local “feel” of our operations.

Recurring revenue-based business model.  We believe that the strengths of our positions in the residential, commercial and wholesale markets contribute to the stability of our RMR. Our RMR portfolio is the third largest in the United States among electronic security monitoring companies, according to Security Distribution and Marketing Magazine. More than 90% of our 2006 revenue was derived from monitoring and maintenance services provided under contracts with automatic renewal provisions, which provide us with a stable and predictable source of revenue.

Strong management team with a proven track record.  We have assembled a leading management team with extensive experience in the alarm monitoring industry. Excluding our chief marketing officer (who recently joined us), the top seven members of our management team have 116 years of collective experience within the alarm monitoring industry and six years of experience working together managing our business.

Our Strategy

Our goal is to gain market share in the electronic security monitoring and related services markets in major urban markets across the United States. Our strategy to achieve this objective includes the following:

Capitalize on our strengths in key customer segments to accelerate RMR growth.  We believe that increasing our share of the market for recurring security services depends on identifying, marketing to and serving customer segments for which we have a competitive advantage. In our Retail segment, we engage in detailed customer segmentation to improve our ability to identify profitability drivers and target specific customers with new and innovative services, which help us develop effective sales channels and marketing alliances. Furthermore, we believe we can leverage our national coverage and infrastructure network and our vertically integrated business model to continue to grow our attractive business customer base and add customers from marketing alliances. We will also seek to augment our internal sales efforts with acquisitions when suitable market conditions exist. In our Wholesale segment, we are increasing our focus on retaining larger accounts while selectively extending the benefits of our purchasing power with respect to procurement of alarm systems and related capital assets to our better wholesale customers.

Continue to focus on business customer market.  We intend to participate in the growing business customer market by capitalizing on the significant scale, quality and reliability of our operating platform. This will allow us to deploy competitive new and sophisticated commercial solutions that integrate monitored intrusion, video and access control, which we believe will attract new customers and help us retain our existing customers.

Continue to develop marketing alliances.  We are continually seeking to identify and create marketing alliances with leading companies that desire to offer a security solution to their existing and new residential and commercial customers. For example, we currently partner with BellSouth Corporation (“Bellsouth”) (now part of AT&T) to market electronic security systems and services to BellSouth’s customers pursuant to a brand licensing and marketing alliance. Based on our experience with our BellSouth partnership, these alliances can provide us with valuable opportunities to associate ourselves with reputable, well-known brands and to generate quality customer leads.

Increase our efforts to reduce customer attrition.  We intend to implement a number of measures in each of our segments to further reduce customer attrition. In our Retail segment, we believe we can increase the average life of an account by continuing to improve the quality of the customers we attract and the customer experience we provide. We believe that our differentiated monitoring services provided to our commercial customers, our careful selection of residential customers and our ability to provide personal and high quality service through advanced, reliable technology and our expansive network of local field offices will contribute to maintaining and possibly reducing our customer attrition rates.

Invest in technology to improve operating productivity, efficiency and the overall customer experience.  We believe we can enhance the profitability of our monitoring and maintenance services by continued investment in technology and employee development. We believe this long term strategy will improve our operational and cost structures by reducing overall attrition while increasing efficiencies. We are deploying web-based automation software that will enable retail and wholesale customers easy access to their account information. Working directly with our customers, we are also developing solutions that include viewing and updating account information and obtaining transaction history on routine and critical incidents. Additionally, we are investing in electronic solutions for our field service personnel that allow them to interact with our central stations remotely, increasing efficiencies by reducing transactions times while lowering repeat service rates.

Risk Factors

Investing in our common stock involves significant risks. Before making an investment decision, you should carefully consider all of the information in this prospectus, including the discussion of “Risk Factors” beginning on page 9, for a discussion of risks and uncertainties relating to us, our business and your investment decision.

Corporate Information

Our principal executive offices are located at 1035 N. 3rd Street, Suite 101, Lawrence, Kansas 66044. Our phone number is (785) 856-5500. More comprehensive information about us and our products is available through our Internet website at www.protectionone.com. The information contained on our website, or other sites linked to it, is not incorporated by reference into this prospectus.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares ( shares if the underwriters’ option to purchase up to additional shares of our common stock is exercised in full)

Total common stock offered	shares ( shares if the underwriters’ option to purchase up to additional shares of our common stock is exercised in full)

Common stock outstanding after this offering	shares ( shares if the underwriters’ option to purchase up to additional shares of our common stock is exercised in full)

Underwriters’ option	The selling stockholders have granted the underwriters an option to purchase up to additional shares of our common stock if the underwriters sell more than shares in this offering.

Use of proceeds	We estimate that our net proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $ million, based on the last reported sales price of our common stock of $ per share as set forth on the cover page of this prospectus. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

We intend to use all of the net proceeds from the sale of common stock by us to repurchase or redeem a portion of the $110.3 aggregate principal amount of our outstanding 8.125% senior subordinated notes due 2009 (the “Senior Subordinated Notes”). See “Use of Proceeds.”

Dividend policy	We do not intend to pay dividends on our common stock in the near future.

NASDAQ Global Market symbol	PONE

The number of shares of our common stock that will be outstanding after this offering is based on 25,306,913 shares outstanding as of July 9, 2007, and except as otherwise noted, excludes (i) 2,471,487 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2007 with a weighted average exercise price of $16.12 per share and (ii) 253,973 shares of common stock reserved for future grants under our stock option and incentive plans. See “Dilution.”

Except as otherwise indicated, all information in this prospectus assumes (i) an offering price of $      per share, the last reported sales price per share of our common stock as set forth on the cover page of this prospectus, and (ii) no exercise of the underwriters’ option to purchase up to           additional shares of our common stock from the selling stockholders.

Summary Historical and Unaudited Pro Forma Consolidated Financial Information

The following tables set forth a summary of our historical consolidated statements of operations and cash flows for each of the fiscal years in the three-year period ended December 31, 2006 and for the three-month periods ended March 31, 2006 and 2007 and a summary of our historical consolidated balance sheets as of December 31, 2006 and March 31, 2007. Exclusive of other operating data, the information is derived from, and should be read in conjunction with, our consolidated financial statements and the notes related to financial statements incorporated by reference and included elsewhere in this prospectus. The following tables also set forth a summary unaudited pro forma condensed combined balance sheet as of March 31, 2007 that combines our consolidated balance sheet with IASG’s consolidated balance sheet to give effect to the Merger as if it occurred on March 31, 2007, summary unaudited pro forma condensed combined statements of operations for the year ended December 31, 2006 and the three month period ended March 31, 2007 that combine our statements of operations with IASG’s statements of operations for these periods as if the Merger occurred on January 1, 2006. The as adjusted summary unaudited pro forma condensed combined balance sheet as of March 31, 2007 combines our consolidated balance sheet with IASG’s consolidated balance sheet to give effect to the Merger and the sale of          shares of common stock by us pursuant to this offering at the last reported sales price per share of our common stock of $      , as set forth on the cover page of this prospectus, and the application of the net proceeds therefrom to repurchase or redeem a portion of the Senior Subordinated Notes, as described in “Use of Proceeds.”

We encourage you to read the unaudited pro forma condensed combined financial information in conjunction with Protection One’s and IASG’s audited historical consolidated financial statements, accompanying footnotes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Protection One’s and IASG’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2006, Protection One’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, and IASG’s historical consolidated financial statements for the quarterly period ended March 31, 2007 incorporated by reference and included elsewhere in this prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information.”

	Year	January 1	February 9		Pro Forma			Pro Forma
	Ended	Through	Through	Year Ended	Year Ended	Three Months		Three Months
	December 31,	February 8,	December 31,	December 31,	December 31,	Ended March 31,		Ended March 31,
	2004	2005	2005(a)	2006	2006	2006	2007	2007
	(Dollars in thousands, except per share data)
					(Unaudited)	(Unaudited)		(Unaudited)
Statements of operations data
Revenues	$269,259	$28,543	$234,481	$270,552	$363,702	$66,676	$68,683	$91,990
Cost of revenues	101,579	10,714	81,059	101,387	137,557	23,858	27,625	36,062
Selling, general and administrative expenses	104,872	12,093	86,014	103,916	139,065	26,123	27,166	34,088
Change in control, restructuring, corporate consolidation costs and loss on business transferred	24,382	5,939	2,339	4,472	5,485	20	—	—
Amortization of intangibles and depreciation expense	78,455	6,638	43,742	41,667	71,688	11,085	9,520	16,193

Operating income (loss)	(40,029)	(6,841)	21,327	19,110	9,907	5,590	4,372	5,647
Interest expense, net	(44,398)	(4,544)	(30,634)	(35,900)	(45,109)	(7,959)	(9,527)	(11,956)
Loss on retirement of debt	(47)	—	(6,657)	—	—	—	—	—
Other income (expense)	147	15	688	52	52	(46)	22	22

Loss before income taxes	(84,327)	(11,370)	(15,276)	(16,738)	(35,150)	(2,415)	(5,133)	(6,287)
Income tax expense(b)	(239,579)	(35)	(312)	(667)	(517)	(92)	(162)	(177)

Net loss from continuing operations	$(323,906)	$(11,405)	$(15,588)	$(17,405)	$(35,667)	$(2,507)	$(5,295)	$(6,464)

Basic and diluted per share data
Net loss from continuing operations per share of common stock(c)	$(164.78)	$(5.80)	$(0.86)	$(0.95)	$(1.41)	$(0.14)	$(0.29)	$(0.26)

Weighted average number of shares of common stock outstanding(c)	1,965,654	1,965,654	18,198,571	18,233,221	25,300,181	18,212,887	18,239,953	25,306,913

				Pro Forma
			Pro Forma	As Adjusted
	Year Ended	Three Months	Three Months	Three Months
	December 31,	Ended March 31,	Ended March 31,	Ended March 31,
	2006	2007	2007	2007(d)
	(Dollars in thousands, except per share data)
		(Unaudited)	(Unaudited)	(Unaudited)

Consolidated balance sheet data
Working capital (deficit)	$(4,990)	$(1,272)	$(10,166)
Customer accounts, net	$200,371	$192,949	$322,949
Goodwill	$12,160	$12,160	$31,903
Total assets	$443,953	$441,196	$679,964
Long term debt, including capital leases, net of current portion	$391,991	$393,069	$519,078
Total stockholders’ equity (deficiency in assets)	$(79,943)	$(85,129)	$3,223

	Year	January 1	February 9		Pro Forma			Pro Forma
	Ended	Through	Through	Year Ended	Year Ended	Three Months		Three Months
	December 31,	February 8,	December 31,	December 31,	December 31,	Ended March 31,		Ended March 31,
	2004	2005	2005(a)	2006	2006	2006	2007	2007
	(Dollars in thousands, except per share data)
					(Unaudited)	(Unaudited)		(Unaudited)
Cash flow data
Cash flows provided by operations	$61,814	$3,710	$40,413	$49,527		$13,684	$10,503
Cash flows used in investing activities	$(30,369)	$(2,473)	$(24,151)	$(36,687)		$(7,368)	$(8,290)
Cash flows used in financing activities	$(14,120)	$—	$(50,134)	$(8,133)		$(589)	$(911)
Other operating data
Number of customers at end of period	1,030,113		1,012,797	994,012		1,013,032	991,019	1,704,305
Other financial data
Adjusted EBITDA(e)				$84,230	$106,447	$20,754	$20,210	$28,167

(a)	As a result of Quadrangle’s increased ownership interest from the February 8, 2005 debt-for-equity exchange, we “pushed-down” Quadrangle’s basis to the underlying assets and liabilities acquired. Due to the impact of the push-down accounting adjustments, our 2005 income statement presentation separates its results into two periods: (1) the period ending with the February 8, 2005 consummation of the exchange transaction and (2) the period beginning after that date utilizing the new basis of accounting. The results are separated by a heavy black line to indicate the effective date of the new basis of accounting.

(b)	As a result of the February 17, 2004 sale transaction whereby we were sold to POI Acquisition I, Inc. (an affiliate of Quadrangle), our net deferred tax assets were not expected to be realizable and a non-cash charge against income was recorded in 2004 to establish a valuation allowance for those assets.

(c)	Loss per share and weighted average number of shares presented give retroactive effect to the one-share-for-fifty shares reverse stock split on February 8, 2005.

(d)	Reflects the redemption of $ million of our Senior Subordinated Notes (less unamortized original issue discount of $ million), at a price of % of the principal amount of the Senior Subordinated Notes, plus accrued and unpaid interest to the date of redemption. We may instead elect to repurchase the Senior Subordinated Notes in the open market, in privately negotiated transactions or in one or more tender offers. See “Use of Proceeds.”

(e)	“EBITDA” is generally derived by adding to income (loss) before income taxes, interest expense, depreciation expense and amortization expense. Our management team uses Adjusted EBITDA to evaluate segment performance and for making decisions regarding resource allocation and also believes that presentation of a non-GAAP financial measure such as Adjusted EBITDA is useful because it allows investors and management to evaluate and compare our operating results from period to period in a meaningful and consistent manner in addition to standard GAAP financial measures. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our consolidated financial performance. See the table below for the reconciliation of Adjusted EBITDA to consolidated income (loss) before income taxes. Our calculation of Adjusted EBITDA may be different from the calculation used by other companies and comparability may be limited. This information should not be considered as an alternative to any measure of performance as promulgated under GAAP, such as income (loss) before income taxes or cash flow from operations.

					Pro Forma
		Pro Forma			Three Months
	Year Ended	Year Ended	Three Months		Ended
	December 31,	December 31,	Ended March 31,		March 31,
	2006	2006	2006	2007	2007
	(Dollars in thousands)
		(Unaudited)	(Unaudited)		(Unaudited)

Loss before income taxes	$(16,738)	$(35,150)	$(2,415)	$(5,133)	$(6,287)
Plus:
Interest expense, net	35,900	45,109	7,959	9,527	11,956
Amortization of intangibles and depreciation expense	41,667	71,688	11,085	9,520	16,193
Amortization of deferred costs in excess of amortization of deferred revenue	17,573	17,573	3,531	6,046	6,046
Stock based compensation expense	1,408	1,794	528	272	281
Recapitalization costs	4,452	4,452	—	—	—
Corporate consolidation costs(x)	20	20	20	—	—
Loss on business transferred	—	1,013	—	—	—
Less:
Other (income) expense	(52)	(52)	46	(22)	(22)

Adjusted EBITDA	$84,230	$106,447	$20,754	$20,210	$28,167

(x)	Network Multifamily severance and retention expense related to corporate consolidation.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, before making a decision to invest in our common stock. If any of the following risks occur, our business, results of operations and financial condition may be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Protection One and IASG have a history of losses, which are likely to continue.

We incurred net losses of $5.3 million for the quarter ended March 31, 2007 and $17.4 million for the year ended December 31, 2006. IASG, whom we acquired in April 2007, incurred net losses of $1.6 million for the quarter ended March 31, 2007 and $83.9 million for the year ended December 31, 2006. Our losses reflect the following, among other factors:

•	our customer base has declined every year since 1999 and our revenue declined every year from 1999 to 2005 with only a slight increase in 2006;

•	substantial charges incurred by us for amortization of customer accounts;

•	interest incurred on indebtedness;

•	expansion of our internal sales and installation efforts;

•	recapitalization costs in 2006, change in control, debt restructuring and corporate consolidation costs in 2005 and 2004;

•	a write down of remaining deferred tax assets in 2004; and

•	other charges required to manage operations.

We will continue to incur substantial expenses arising from interest and amortization of customer accounts and we do not expect to attain profitability in the near future.

Our substantial indebtedness could adversely affect our financial condition.

We have, and will continue to have, a significant amount of indebtedness. As of March 31, 2007, on a pro forma basis and as adjusted to give effect to the redemption of $      million of our Senior Subordinated Notes (less      unamortized original issue discount of $      million), at a price of $  % of the principal amount of the Senior Subordinated Notes, plus accrued and unpaid interest to the date of redemption, the face value of our total indebtedness, including capital leases, was approximately $      million. See “Capitalization” and “Use of Proceeds.” Additionally, as of June 30, 2007, we had $22.9 million of borrowing available under our revolving credit facility. Our level of indebtedness could have important consequences. For example, it could:

•	limit our ability to borrow money or sell stock to fund our working capital, capital expenditures, acquisitions and debt service requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities;

•	make us more vulnerable to a downturn in our business or in the economy or to an increase in interest rates;

•	place us at a disadvantage to some of our competitors, who may be less highly leveraged than us; and

•	require a substantial portion of our cash flow from operations to be used for debt payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes.

One or a combination of these factors could adversely affect our financial condition. Subject to restrictions in the agreements governing our indebtedness, we may incur additional indebtedness which could increase the risks associated with our already substantial indebtedness.

Restrictive covenants restrict our ability to operate our business and to pursue our business strategies, and our failure to comply with these covenants could result in an acceleration of our indebtedness.

The credit agreement (the “Senior Credit Agreement”) governing our senior credit facility, the indenture (the “Senior Secured Notes Indenture”) governing our 12% senior secured notes due 2011 (the “Senior Secured Notes”) and the indenture (the “Senior Subordinated Notes Indenture”) governing our Senior Subordinated Notes contain covenants that restrict our ability to finance future operations or capital needs, to respond to changing business and economic conditions or to engage in other transactions or business activities that may be important to our growth strategy or otherwise important to us. The Senior Credit Agreement, the Senior Secured Notes Indenture and the Senior Subordinated Notes Indenture restrict, among other things, our ability to:

•	incur additional indebtedness or enter into sale and leaseback transactions;

•	pay dividends or make distributions on our capital stock or certain other restricted payments or investments;

•	purchase or redeem stock;

•	issue stock of our subsidiaries;

•	make investments and extend credit;

•	engage in transactions with affiliates;

•	transfer and sell assets;

•	effect a consolidation or merger or sell, transfer, lease or otherwise dispose of all or substantially all of our assets; and

•	create liens on our assets to secure debt.

In addition, our senior credit facility requires us to meet certain financial ratios and to repay outstanding borrowings with portions of the proceeds we receive from certain sales of property or assets and specified debt and equity offerings. Our financial results may be affected by unforeseen adverse events, and we may not be able to meet the financial ratio requirements.

Any breach of the covenants in our Senior Credit Agreement, the Senior Subordinated Notes Indenture or the Senior Secured Notes Indenture could cause a default under such instruments. If there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could cause all amounts outstanding with respect to the debt instrument to be due and payable immediately. Our assets and cash flow would not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. If, as or when required, we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, our Senior Credit Agreement, the lenders under our senior credit facility could institute foreclosure proceedings against the assets securing borrowings under our senior credit facility.

If we are unable to repay or refinance our Senior Subordinated Notes prior to July 2008 or amend the covenants contained in our Senior Credit Agreement or obtain a waiver from the lenders party to the Senior Credit Agreement, our outstanding indebtedness under our senior credit facility will become due and payable.

The borrowings under our senior credit facility are subject to early maturity if we do not repay or refinance the entire principal amount of our outstanding Senior Subordinated Notes on or before June 30, 2008. We intend to use all of the net proceeds from our sale of common stock in connection with this offering to repurchase or redeem a portion of the $110.3 million aggregate principal amount of outstanding Senior Subordinated Notes as set forth in “Use of Proceeds.” If we do not repay or refinance all of our Senior Subordinated Notes on or before June 30, 2008, the aggregate amount outstanding under the senior credit facility will become immediately due and payable. If we are unable to repay, refinance or restructure our indebtedness under, amend the covenants contained in, or obtain a waiver from the lenders party to, our Senior Credit Agreement before we are required to repay or refinance the Senior Subordinated Notes, the lenders under our senior credit facility could institute foreclosure proceedings against the assets securing borrowings under the senior credit facility.

We rely on technology that may become obsolete, which could require significant capital expenditures.

Our monitoring services depend upon the technology (hardware and software) of security alarm systems. In order to maintain our customer base that currently uses security alarm components that are or could become obsolete, we may be required to upgrade or implement new technologies that could require significant capital expenditures. For example, we have an installed base of alarm systems that use an analog wireless network for sending signals from the location of the alarm system to our monitoring centers. The carriers that provide the required analog wireless network services have announced their intent to discontinue providing that service in February 2008. As a result, we are upgrading some of the affected alarm systems. The cost and process of this upgrade will continue to adversely affect our earnings and cash flow until at least February 2008 and could adversely affect attrition. In the future, we may not be able to successfully implement new technologies or adapt existing technologies to changing market demands. If we are unable to adapt in response to changing technologies, market conditions or customer requirements in a timely manner, such inability could adversely affect our business.

Shifts in our current and future customers’ selection of telecommunications services could increase customer attrition and could adversely impact our earnings and cash flow.

Certain elements of our operating model rely on our customers’ selection and continued use of traditional, land-line telecommunications services, which we use to communicate with our monitoring operations. In order to continue to service existing customers who cancel their land-line telecommunications services and to service new customers who do not subscribe to land-line telecommunications services, customers must upgrade to alternative and often more expensive wireless or internet based technologies. Higher costs may reduce the market for new customers of alarm monitoring services, and the trend away from traditional land lines to alternatives may mean more existing customers will cancel service with us. Our Multifamily segment, in particular, has experienced customer cancellations arising from low penetration of land-line based phone services in rental units. Continued shifts in customers’ preferences regarding telecommunications services could continue to impact adversely our earnings, cash flow and customer attrition.

The failure to successfully integrate IASG’s business and operations in the expected time frame may adversely affect our future results.

The success of the Merger will partially depend on our ability to realize the anticipated benefits from combining the businesses of Protection One and IASG. To realize these anticipated benefits, however, the businesses of Protection One and IASG must be successfully combined. If we are unable to achieve these objectives, or if the integration costs are higher than anticipated, the anticipated benefits of the Merger may not be realized fully or at all or may take longer to realize or be more costly than expected. Given that the Merger was recently completed, a successful integration of the businesses of Protection One and IASG is uncertain.

It is possible that the integration of the Protection One and IASG businesses could result in the loss of customers and employees, as well as the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any or all of which could adversely affect our ability to maintain relationships with customers, including former IASG customers, and employees or to achieve the anticipated benefits of the Merger. Integration efforts will also divert management attention and could have an adverse effect on the combined company. As part of the integration process, we will need to integrate the accounting and internal control systems of IASG with ours. As of December 31, 2004 and 2005, IASG’s management and its independent auditor determined that IASG did not maintain effective controls over accounts receivable, revenue and deferred revenue accounts and that this control deficiency constituted a material weakness. In its

Annual Report of Form 10-K for the fiscal year ended December 31, 2006, IASG concluded that as of December 31, 2006, these material weaknesses had been remediated. While we believe that IASG has taken remedial action in response to its material weaknesses, as part of the integration process, we or our independent auditor may identify additional material weaknesses or significant deficiencies in the future.

We may not be able to realize any or all of the anticipated benefits from prior or future acquisitions of portfolio alarm monitoring contracts.

Acquisitions of end-user alarm monitoring contracts involve a number of risks, including the possibility that the acquiring company will not be able to realize the recurring monthly revenue stream it contemplated at the time of acquisition because of higher than expected attrition rates or fraud. Although we generally complete an extensive due diligence process prior to acquiring alarm monitoring contracts and obtain representations and warranties from sellers, we may not detect fraud, if any, on the part of any seller, including the possibility that any seller misrepresented the historical attrition rates of the sold contracts or sold or pledged the contracts to a third party. If the sale of alarm monitoring contracts involves fraud or the representations and warranties are otherwise inaccurate, it may not be possible to recover from the seller damages in an amount sufficient to fully compensate us for any resulting losses. In such event, we may incur significant costs in litigating ownership or breach of acquisition contract terms.

We face increasing competition and pricing pressure from other companies in our industry and, if we are unable to compete effectively with these companies, our sales and profitability could be adversely affected.

We compete with a number of major domestic security monitoring services companies, as well as a large number of smaller, regional competitors. We believe that this competition is a factor in our attrition, limits our ability to raise prices, and, in some cases, requires that we lower prices. Some of our competitors, either alone or in conjunction with their respective parent corporate groups, are larger than we are and have greater financial resources, sales, marketing or operational capabilities or brand recognition than we do. In addition, opportunities to take market share using innovative products, services and sales approaches may attract new entrants to the field. We may not be able to compete successfully with the offerings and sales tactics of other companies, which could result in the loss of customers and, as a result, decreased revenue and operating results.

Our customer acquisition and creation strategies and the competitive market for the acquisition and creation of customer accounts may affect our future profitability.

Prior to 2000, we grew very rapidly by acquiring portfolios of alarm monitoring accounts through acquisitions and dealer purchases. Since our current management team joined us in 2001, our account acquisition strategy has evolved to emphasize our internal sales force, supported by traditional marketing practices and by forming marketing alliances. In addition, we seek to augment our internal efforts with acquisitions when suitable market conditions exist. If our current strategy is not successful, our customer base could continue to decline.

If we are successful executing a customer acquisition strategy emphasizing internal sales, selling costs will increase our expenses and uses of cash. Failure to replace customers lost through attrition or increased use of cash to replace those customers could have a material adverse effect on our business, financial condition, results of operations and ability to service debt obligations. Increased competition from other alarm monitoring companies could require us to reduce our prices for installations, decrease the monitoring fees we charge our customers and take other measures that could reduce our margins. These decreases and other measures could have a material adverse effect on us.

Prior to the Merger, IASG focused on acquisitions of alarm companies and account acquisitions through relationships with independent dealers. Accordingly, following the Merger, we compete with several companies that have account acquisition and loan programs for independent dealers and some of those competitors are larger than we are and have more capital than we do. Increased competition from other alarm monitoring companies could require us to pay more for account acquisitions and take other measures that could reduce returns from investing in acquisitions of customer accounts. These measures could have a material adverse effect on us.

Loss of customer accounts could materially adversely affect our operations.

We experience the loss of accounts as a result of, among other factors:

•	relocation of customers;

•	customers’ inability or unwillingness to pay our charges;

•	adverse financial and economic conditions;

•	customers’ perceptions of value;

•	competition from other alarm service companies;

•	wholesale dealers’ perceptions of channel conflict with us;

•	the sale of accounts by wholesale dealers to third parties who choose to monitor the purchased accounts elsewhere; and

•	the purchase of our wholesale dealers by third parties who choose to monitor elsewhere.

We may experience the loss of newly acquired or created accounts to the extent we do not integrate or adequately service those accounts. Customer loss may not become evident for some time after an acquisition is consummated because some acquired accounts are prepaid on an annual, semiannual or quarterly basis. While attrition rates in our Retail segment had declined significantly prior to the Merger, we expect higher attrition rates from the retail portfolio acquired from IASG to result in our losing more retail RMR than we add in the near term. We also expect Multifamily account and RMR losses to exceed additions until the efforts we are making to acquire new accounts and further reduce our rate of attrition become more successful than they have been to date. Wholesale attrition could increase after the Merger if some of IASG’s dealers choose not to be monitored by a company affiliated with us due to perceptions of channel conflict or due to solicitations from former IASG employees. Net losses of customer accounts could materially and adversely affect our business, financial condition and results of operations.

We rely on a marketing alliance for the generation of many new retail accounts.

We have established a marketing relationship with BellSouth (now part of AT&T) to offer monitored security services to the residential, single-family market and to businesses in 17 of the larger metropolitan markets in the southeastern United States. While our southeast region accounted for 20%, 20% and 21% of our Retail RMR at the end of 2004, 2005, and 2006, respectively, that region was responsible for creating approximately 26% of our total new Retail RMR created in each of 2004 and 2005 and 29% of our total new Retail RMR in 2006.

The marketing alliance may be terminated by mutual written consent, by either party upon 180 days notice, or earlier upon the occurrence of certain events. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Due to AT&T’s recent acquisition of BellSouth, we expect that AT&T may reevaluate whether to continue our marketing alliance or seek to modify the terms governing our marketing alliance. Termination of this arrangement could have a material adverse effect on our ability to generate new customers and RMR in this territory.

Increased adoption of “false alarm” ordinances by local governments may adversely affect our business.

An increasing number of local governmental authorities have adopted, or are considering the adoption of, laws, regulations or policies aimed at reducing the perceived costs to municipalities of responding to false alarm signals. Such measures could include:

•	requiring customers to obtain permits for the installation and operation of individual alarm systems and the revocation of such permits following a specified number of false alarms;

•	imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms;

•	requiring further verification of an alarm signal before the police will respond; and

•	subjecting alarm monitoring companies to fines or penalties for transmitting false alarms.

Enactment of these measures could adversely affect our future business and operations. For example, concern over false alarms in communities adopting these ordinances could cause a decrease in the timeliness of police response to alarm activations and thereby decrease the propensity of consumers to purchase or maintain alarm monitoring services, and our costs to service affected accounts could increase.

Increased adoption of statutes and governmental policies purporting to void automatic renewal provisions in our customer contracts, or purporting to characterize certain of our charges as unlawful, may adversely affect our business.

Our customer contracts typically contain provisions automatically renewing the term of the contract at the end of the initial term, unless cancellation notice is delivered in accordance with the terms of the contract. If the customer cancels prior to the end of the contract term, other than in accordance with the contract, we may charge the customer the amounts that would have been paid over the remaining term of the contract, or charge an early cancellation fee.

Several states have adopted, or are considering the adoption of statutes, consumer protection policies or legal precedents which purport to void the automatic renewal provisions of our customer contracts, or otherwise restrict the charges we can impose upon contract cancellation. Such initiatives could compel us to increase the length of the initial term of our contracts, and increase our charges during the initial term, and consequently lead to less demand for our services and increase our attrition. Adverse judicial determinations regarding these matters could cause us to incur legal exposure to customers against whom such charges have been imposed, and the risk that certain of our customers may seek to recover such charges through litigation. In addition, the costs of defending such litigation and enforcement actions could have an adverse effect on us.

Due to a concentration of accounts in California, Florida and Texas, we are susceptible to environmental incidents that may negatively impact our results of operations.

Approximately 45% of our 2006 pro forma RMR was derived from customers located in California, Florida and Texas. A major earthquake, hurricane or other environmental disaster in an area of high account concentration could disrupt our ability to serve those customers or render those customers uninterested in continuing to retain us to provide alarm monitoring services.

Declines in rents, occupancy rates and new construction of multifamily dwellings may affect our sales in this marketplace.

Demand for alarm monitoring services in the Multifamily segment is tied to the general health of the multifamily housing industry. This industry is dependent upon prevailing rent levels and occupancy rates as well as the demand for construction of new properties. In our Multifamily segment, we experienced an increase in attrition rates in 2006 compared to 2005 partially due to an increase in the total number of rental units eligible for renewal from property contracts. The total number of units from property contracts eligible for renewal in 2007 is approximately the same as the number of units that were eligible in 2006. Given the generally cyclical nature of the real estate market, we believe that, in the event of a decline in the market factors described above, it is likely that demand for our alarm monitoring services to multifamily dwellings would also decline, which could negatively impact our results of operations.

We could face liability for our failure to respond adequately to alarm activations.

The nature of the services we provide potentially exposes us to greater risks of liability for employee acts or omissions or system failures than may be inherent in other businesses. In an attempt to reduce this risk, our alarm monitoring agreements and other agreements pursuant to which we sell our products and services contain provisions limiting our liability to customers and third parties. In the event of litigation with respect to such matters, however, these limitations may not be enforced. In addition, the costs of such litigation could have an adverse effect on us.

In the event that adequate insurance is not available or our insurance is not deemed to cover a claim, we could face liability.

We carry insurance of various types, including general liability and professional liability insurance in amounts management considers adequate and customary for the industry. Some of our insurance policies, and the laws of some states, may limit or prohibit insurance coverage for punitive or certain other types of damages, or liability arising from gross negligence. If we incur increased losses related to employee acts or omissions, or system failure, or if we are unable to obtain adequate insurance coverage at reasonable rates, or if we are unable to receive reimbursements from insurance carriers, our financial condition and results of operations could be materially and adversely affected.

Future government regulations or other standards could have an adverse effect on our operations.

Our operations are subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities. In certain jurisdictions, we are required to obtain licenses or permits to comply with standards governing employee selection and training and to meet certain standards in the conduct of our business. The loss of such licenses, or the imposition of conditions to the granting or retention of such licenses, could have an adverse effect on us. In the event that these laws, regulations and/or licensing requirements change, we may be required to modify our operations or to utilize resources to maintain compliance with such rules and regulations. In addition, new regulations may be enacted that could have an adverse effect on us.

The loss of our Underwriter Laboratories listing could negatively impact our competitive position.

All of our alarm monitoring centers are Underwriters Laboratories (“UL”) listed. To obtain and maintain a UL listing, an alarm monitoring center must be located in a building meeting UL’s structural requirements, have back-up and uninterruptible power supplies, have secure telephone lines and maintain redundant computer systems. UL conducts periodic reviews of alarm monitoring centers to ensure compliance with their regulations. Non-compliance could result in a suspension of our UL listing. The loss of our UL listing could negatively impact our competitive position.

We depend on our relationships with alarm system manufacturers and suppliers. If we are not able to maintain or renew these alliances or our manufacturers and suppliers fail to provide us with innovative product offerings, our ability to create new customers and service our existing account base could be negatively affected.

We currently have agreements with certain electronic security system manufacturers and suppliers of hardware for products that we install in customer locations as part of new systems or as replacement parts for existing systems. We may not be able to maintain or renew our existing product sourcing arrangements on terms and conditions acceptable to us, or at all, if one or more of our suppliers discontinue offering a technology we have relied on or if one or more of our suppliers exits the electronic security system market. If we are unable to maintain or renew our existing relationships, we may incur additional costs creating new supplier arrangements and in servicing existing customers.

We are also dependent on our electronic security system manufacturers for continued technological innovation. If the electronic security system product families we have invested in fail to keep pace with other manufacturers’ and suppliers’ technologies, we may incur additional training and inventory costs and our ability to attract new customers and service our existing customers could be adversely affected.

We are dependent upon our experienced senior management, who would be difficult to replace.

The success of our business is largely dependent upon the active participation of our executive officers, who have extensive experience in the industry. As a result, we have entered into employment agreements with each of our executive officers. The terms of these employment agreements are automatically extended for an indefinite number of one-year periods unless either party sends written notice to the other party of its intention not to renew the agreement at least 30 days prior to the expiration of the one-year period. The loss of service of one or more of such officers or the inability to attract or retain other qualified personnel for any reason may have an adverse effect on our business.

We have incurred and will continue to incur increased costs as a result of securities laws and regulations relating to corporate governance matters and public disclosures.

The Sarbanes-Oxley Act of 2002 and the SEC rules implementing that Act have required changes in some of our corporate governance practices and may require further changes. These rules and regulations have increased our legal and financial compliance costs and have made some activities more difficult, time-consuming or costly. These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors and qualified members of our management team.

While we are taking steps to comply with the laws and regulations in accordance with the deadlines by which compliance is required, our estimate of the amount or timing of additional costs that we may incur to respond by these deadlines may not be accurate. Furthermore, we cannot ensure successful outcomes from the review to be performed in connection with the provisions of Section 404 of the Act regarding management’s assessment of the effectiveness of our internal control over financial reporting and the auditor’s attestation to and report on both management’s assessment and the effectiveness of our internal control over financial reporting.

Our ability to utilize our net operating loss carryforwards may be limited by this offering.

If a corporation undergoes an “ownership change” within the meaning of Internal Revenue Code (“IRC”) Section 382, an annual limitation is imposed on the amount of taxable income a corporation may offset with net operating losses generated prior to the ownership change. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective net operating loss carryforwards.

Protection One and IASG have federal net operating loss carryforwards, the use of some of which is limited due to prior IRC Section 382 ownership changes. We currently reserve fully the deferred tax assets attributable to such net operating loss carryforwards because management believes the deferred tax assets are not likely realizable.

It is possible that this offering, when considered together with our past equity transactions, such as the Merger, could trigger an ownership change for purposes of IRC Section 382. Any such ownership change might further limit our ability to use any net operating losses generated prior to the ownership change. Even if this offering does not trigger another ownership change, it will increase the likelihood that we may undergo an ownership change for purposes of IRC Section 382 in the future.

Risks Related to our Common Stock

Quadrangle will continue to have a significant influence over us after this offering, which may adversely affect the trading price of our common stock.

Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP, Quadrangle Select Partners LP, Quadrangle Master Funding Ltd, QDRF Master Ltd. and Quadrangle Debt Opportunities Fund Master Ltd.,

which we refer to collectively as Quadrangle, will own approximately     % of our outstanding common stock (directly or indirectly through POI Acquisition, L.L.C., an affiliate of Quadrangle) after completion of this offering. Pursuant to a stockholders agreement, subject to Quadrangle maintaining certain thresholds of ownership in us, Quadrangle will be able to control the election of           of our directors (and may exercise its option to add a           designee to our board) and accordingly exercise significant influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, appointment of our officers, our acquisition or disposition of material assets and our incurrence of indebtedness. The stockholders agreement and Quadrangle’s concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Our common stock price may be volatile.

The price at which our common stock trades may be volatile and may fluctuate substantially due to:

•	our historical and anticipated quarterly and annual operating results;

•	variations between our actual results and analyst and investor expectations or changes in financial estimates and recommendations by securities analysts;

•	loss of one or more significant customers or strategic alliances;

•	developments or disputes concerning our patents or other proprietary rights;

•	significant acquisitions, strategic alliances, joint ventures or capital commitments by us or our competitors;

•	legal or regulatory matters;

•	additions or departures of any key employee;

•	investor perceptions of our company and comparable companies;

•	our ability to comply with financial covenants in our Senior Credit Agreement, or the indentures related to our senior subordinated notes and senior secured notes;

•	the large number of shares held by Quadrangle;

•	price and volume fluctuations in the overall stock market; and

•	general market conditions and trends.

Fluctuations may be unrelated or disproportionate to company performance. These fluctuations may result in a material decline in the trading price of our common stock.

Future sales of our common stock, including the shares purchased in this offering, may affect their market price, and the future exercise of options may depress our stock price and result in immediate and substantial dilution.

No prediction can be made as to the effect, if any, that future sales of our common stock, or the availability of common stock for future sales, will have on the market price of our common stock. Sales of a substantial number of shares of our common stock in the public market by our stockholders after this offering, or the perception that such sales are likely to occur, could depress the market price of our common stock and may make it more difficult for you to sell your shares at a time and price that you deem appropriate, and could impair our ability to raise capital through the sale of additional equity securities. In addition, future equity financings could also result in dilution to our stockholders and new securities could have rights, preferences and privileges that are senior to those of the shares offered hereby.

Upon completion of this offering, there will be          shares of common stock outstanding (including 1,592,729 shares that will be subject to the restrictions described in the following paragraph). Moreover,

2,471,487 additional shares of our common stock will be issuable upon the exercise of outstanding vested and unvested options (including 1,592,729 shares that will be subject to the restrictions described in the following paragraph). In the event that any outstanding options are exercised, you will suffer immediate and substantial dilution of your investment. All stock options to acquire IASG common stock were converted into options to acquire our common stock at the time of the Merger according to the exchange ratio set forth in the Merger Agreement. Pursuant to the Merger Agreement, we are required to register (i) 121,597 shares of our common stock that are issuable in connection with outstanding stock options that were issued under the Integrated Alarm Services Group, Inc. 2003 Stock Option Plan and the Integrated Alarm Services Group, Inc. 2004 Stock Option Plan and (ii) 591,600 shares of our common stock that are issuable in connection with outstanding stock options that were issued by IASG not pursuant to any plan. See “Dilution.”

We, all of our directors and executive officers and the selling stockholders have agreed that, subject to certain exceptions, without the prior written consent of Lehman Brothers Inc., we and they will not directly or indirectly dispose of any of our shares of common stock during the 90-day period following the date of this prospectus. See “Underwriting.”

We do not expect to pay dividends in the near future.

We currently intend to retain any available funds to support operations and do not intend to pay cash dividends on our common stock in the near future. The Senior Subordinated Notes Indenture, the Senior Secured Notes Indenture and our Senior Credit Agreement restrict the ability of Protection One Alarm Monitoring, Inc. (“POAMI”), our wholly-owned, direct subsidiary, to pay dividends or to make other distributions to us. In effect, these agreements restrict our ability to declare or pay any dividend on, or make any other distribution in respect of, our capital stock unless we satisfy the financial and other tests set forth in such agreements, because we would require distributions from POAMI in order to pay dividends. Accordingly, you may not achieve a return on your investment in our common stock unless you sell your shares of common stock at a greater price than you paid for them. See “Dividend Policy.”

We currently are a “controlled company” within the meaning of the NASDAQ Global Market listing requirements and, as a result, are exempt from certain corporate governance requirements. Upon completion of this offering, we may no longer be a “controlled company” and we may have difficulties complying with NASDAQ Global Market listing requirements relating to the composition of our board of directors.

We are currently considered to be a “controlled company” for the purposes of the NASDAQ Global Market listing requirements because Quadrangle controls more than 50% of the voting power of our common stock. As such, we are permitted, and have elected, to opt out of NASDAQ Global Market listing requirements that would otherwise require our board of directors to have a majority of independent directors, our board nominations to be selected, or recommended for the board’s selection either by a nominating committee comprised entirely of independent directors or by a majority of our independent directors, and our compensation committee and audit committee to be comprised entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ Global Market corporate governance requirements.

At the conclusion of this offering, we may no longer be a controlled company within the meaning of the NASDAQ Global Market listing requirements and, in accordance with such requirements, may have to phase in compliance with the NASDAQ Global Market listing requirements, including the requirement that our board of directors consist of a majority of independent directors, that our compensation committee have a majority of independent members within 90 days after we are no longer a controlled company and that our compensation committee be made up entirely of independent members within one year after we are no longer a controlled company. Only four of the nine members of our current board of directors qualify as independent under NASDAQ rules and only one of the three members of our compensation committee qualifies as independent under NASDAQ rules. We may not be able to attract and retain the number of independent directors needed to comply with the NASDAQ Global Market listing requirements during the phase-in period for compliance and could be subject to sanctions imposed by the NASDAQ Global Market.

This offering will cause immediate and substantial dilution in net tangible book value.

The public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock will be after giving effect to this offering. Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the number of shares of common stock outstanding. If you purchase our common stock in this offering, you will incur an immediate dilution of approximately $      per share, based on a public offering price of $      per share. Further, investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by stockholders since our inception, but will own only approximately     % of the shares of common stock outstanding (or     % if the underwriters’ option to purchase up to          additional shares from the selling stockholders is exercised in full). See “Dilution.”

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement on Form S-3 and the materials incorporated by reference herein include “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Statements that are not historical fact are forward-looking statements. These forward-looking statements generally can be identified by, among other things, the use of forward-looking language such as the words “estimate,” “project,” “intend,” “believe,” “expect,” “anticipate,” “may,” “will,” “would,” “should,” “could,” “seeks,” “plans,” “intends,” or other words of similar import or their negatives. Such statements include those made on matters such as our earnings and financial condition, litigation, accounting matters, our business, our efforts to consolidate and reduce costs, our customer account acquisition strategy and attrition, our liquidity and sources of funding and our capital expenditures. All forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. Certain factors that could cause actual results to differ include: our history of losses, which are likely to continue; principal and interest payment requirements of and restrictive covenants governing our indebtedness; difficulty in integrating the businesses of Protection One and IASG; disruption from the Merger, including lost business opportunities and difficulty maintaining relationships with employees, customers and suppliers; competition, including competition from companies that are larger than we are and have greater resources than we do; losses of our customers over time and difficulty acquiring new customers, changes in technology that may make our services less attractive or obsolete or require significant expenditures to upgrade; the development of new services or service innovations by our competitors; potential liability for failure to respond adequately to alarm activations; changes in management; the potential for environmental or man-made catastrophes in areas of high customer concentration; changes in conditions affecting the economy or security alarm monitoring service providers generally; and changes in federal, state or local government or other regulations or standards affecting our operations and insurance coverage. New factors emerge from time to time, and it is not possible for us to predict all of such factors or the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

See also “Risk Factors” beginning on page 9 for a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those contained in our forward-looking statements.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of           shares by us in this offering at an offering price of $      per share, the last reported sales price per share of our common stock as set forth on the cover page of this prospectus, will be approximately $      million, after deducting the underwriting discounts and commissions and our estimated offering expenses. We will not receive any of the proceeds from the sale of shares sold by the selling stockholders.

We intend to use all of the net proceeds from the sale of common stock by us to repurchase or redeem a portion of the $110.3 million aggregate principal amount of our 8.125% Senior Subordinated Notes due 2009. We may elect to redeem the Senior Subordinated Notes pursuant to the optional redemption provisions in the Senior Subordinated Notes Indenture or we may elect to repurchase the Senior Subordinated Notes in the open market, in privately negotiated transactions or in one or more tender offers. See “Description of Principal Indebtedness — Senior Subordinated Notes.”

A 10% change in the number of shares of our common stock to be sold in this offering would result in a change in net proceeds of $      million, assuming a price per share of $     , the last reported sales price per share of our common stock as set forth on the cover page of this prospectus. Separately, a $1.00 change in the price per share of $     , the last reported sales price per share of our common stock as set forth on the cover page of this prospectus, over or under $      per share (assuming no change in the number of shares offered) would result in a change in net proceeds of $      million.

DIVIDEND POLICY

The Senior Subordinated Notes Indenture, the Senior Secured Notes Indenture and our Senior Credit Agreement restrict POAMI’s ability to pay dividends or to make other distributions to us. In effect, these agreements restrict our ability to declare or pay any dividend on, or make any other distribution in respect of, our capital stock unless we satisfy the financial and other tests set forth in such agreements, because we would require distributions from POAMI in order to pay dividends. We currently intend to retain any available funds to support operations and do not intend to pay cash dividends on our common stock in the near future.

On May 12, 2006, we paid a cash dividend of $70.5 million, or $3.86 per share, to all holders of record of our common stock on May 8, 2006, including Quadrangle, which owned approximately 97.1% of the outstanding shares of our common stock at that date. Our board of directors also approved a cash payment of $4.5 million or $2.89 for each vested and unvested option awarded in February 2005 under the 2004 Stock Option Plan, including to members of senior management. This payment is referred to as the “compensatory make-whole payment.” Our board of directors decided to pay the compensatory make-whole payment and reduce the option exercise price because the payment of the May 2006 dividend decreased the value of the equity interests of holders of options, as these holders were not otherwise entitled to receive the dividend. Accordingly, our board of directors awarded the same amount to the option holders, on a per share basis, in the form of the compensatory make-whole payment and the reduced option exercise price.

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on the NASDAQ Global Market under the symbol “PONE” since April 2, 2007. Prior to April 2, 2007, our common stock traded on the OTC Bulletin Board under the symbol “PONN.” The closing sale price of our common stock on the NASDAQ Global Market was $14.94 per share on July 9, 2007. From April 2, 2007 to July 9, 2007, the range of the high and low sale prices of our common stock was $18.00 to $11.70 per share. As of July 9, 2007, there were approximately 387 holders of record of our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of March 31, 2007, on an actual basis, a pro forma basis giving effect to the Merger and on a pro forma as adjusted basis to give effect to the Merger, the sale of           shares of common stock by us pursuant to this offering at the last reported sales price of our common stock of $      per share, as set forth on the cover page of this prospectus, and the application of the net proceeds therefrom, to repurchase or redeem a portion of the Senior Subordinated Notes, as described in “Use of Proceeds.”

This table should be read in conjunction with the “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Information” and our consolidated financial statements and related notes incorporated by reference and included elsewhere in this prospectus.

	As of March 31, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted(a)(b)
	(In thousands)
		(Unaudited)

Cash and cash equivalents	$25,902	$28,837	$

Long-term Indebtedness:
Senior credit facility	$297,000	$297,000	$
Accrued interest	1,217	1,217

	298,217	298,217
Senior Secured Notes	—	115,345
Premium(c)	—	10,261
Accrued interest	—	5,626

	—	131,232

Senior Subordinated Notes	110,340	110,340
Discount(d)	(13,464)	(13,464)
Accrued interest	1,868	1,868

	98,744	98,744

Total long-term indebtedness	$396,961	$528,193

Other indebtedness — capital leases	3,198	3,920

Total indebtedness	$400,159	$532,113

Stockholders’ Equity (Deficiency In Assets):
Common stock	182	253
Paid-in capital	89,816	178,097
Accumulated deficit	(174,647)	(174,647)
Accumulated other comprehensive loss	(480)	(480)

Total stockholders equity (deficiency in assets)	(85,129)	3,223

Total capitalization	$315,030	$535,336	$

(a)	A 10% change in the number of shares of our common stock to be sold in this offering, assuming a price per share of $ , the last reported sales price per share of our common stock as set forth on the cover page of this prospectus, would result in an increase or decrease in total capitalization as of March 31, 2007 of $ million. Separately, a $1.00 change in the price per share of $ , the last reported sales price per share of our common stock as set forth on the cover page of this prospectus, over or under

$ per share (assuming no change in the number of shares offered) would result in a corresponding increase or decrease in total capitalization as of March 31, 2007 of $ million.

(b)	Reflects the redemption of $ million of our Senior Subordinated Notes (less unamortized original issue discount of $ million), at a price of % of the principal amount of the Senior Subordinated Notes, plus accrued and unpaid interest to the date of redemption. We may instead elect to repurchase the Senior Subordinated Notes in the open market, in privately negotiated transactions or in one or more tender offers. See “Use of Proceeds.”

(c)	Represents an estimate of the fair value of the Senior Secured Notes in excess of the face value based on an effective interest rate of 9.5%.

(d)	Our Senior Subordinated Notes were revalued as of February 8, 2005 when Quadrangle acquired substantially all of our common stock and we were required to establish a new basis of accounting. The discount was determined based on the estimated fair market value at the time Quadrangle acquired its interest in us and is being amortized based on an effective interest rate of 17.1% over the remaining life of the debt.

DILUTION

Our net tangible book value as of          , 2007 before giving effect to this offering was $      , or $      per share of common stock. Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the assumed amount per share paid by investors in this offering and the net tangible book value per share of our common stock immediately after this offering. After giving effect to our sale of shares of common stock in this offering, our net tangible book value as of          , 2007 would have been approximately $      , or $      per share of common stock. This represents an immediate increase in net tangible book value to existing stockholders of $      per share and an immediate dilution to new investors in this offering of $      per share. The following table illustrates the per share dilution in pro forma net tangible book value to new investors:

Assumed offering price per share
Net tangible book value per share as of , 2007
Increase in net tangible book value per share attributable to new investors

Net tangible book value per share as of , 2007 after this offering

Net tangible book value dilution per share to new investors

The tables and calculations above assume no exercise of outstanding options. As of June 30 2007, there were 2,471,487 shares of our common stock issuable upon exercise of outstanding options, having a weighted average exercise price of approximately $16.12 per share. Of these options, options to acquire 1,701,329 shares of our common stock have a weighted average exercise price of $7.18, options to acquire 713,197 shares of our common stock have a weighted average exercise price of $29.77 and the remaining options to acquire 56,961 shares of our common stock have a weighted average exercise price of $125.29.

Sales of common stock by the selling stockholders in the offering will reduce the number of shares of common stock held by existing stockholders to          , or approximately     % (or          , or approximately     % if the underwriters’ option to purchase up to          additional shares is exercised in full) of the total shares of common stock outstanding after the offering, and will increase the number of shares held by new public investors to          , or approximately     % (or          , or approximately     % if the underwriters’ option to purchase up to           additional shares is exercised in full) of the total shares of common stock outstanding after the offering. See “Principal and Selling Stockholders” and “Risk Factors — Risks Related to our Common Stock — This offering will cause immediate and substantial dilution in net tangible book value.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information, which is referred to as the pro forma financial information, has been prepared to give effect to the Merger using the historical consolidated financial statements of Protection One and IASG.

The unaudited pro forma condensed combined balance sheet as of March 31, 2007 combines the consolidated condensed balance sheets of Protection One and IASG as of March 31, 2007 and gives effect to the Merger as if it occurred on March 31, 2007. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2006 and for the three months ended March 31, 2007 combine the statements of operations of Protection One and IASG for each of the respective periods and give effect to the Merger as if it occurred on January 1, 2006.

Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” Protection One is treated as the acquirer of IASG for accounting purposes. Accordingly, the combined company will allocate the purchase price paid by Protection One to the fair value of the IASG assets acquired and liabilities assumed. The pro forma adjustments reflect preliminary estimates of the purchase price allocation under purchase accounting, which are expected to change upon finalization of appraisals and other valuation studies that Protection One has arranged to obtain. The final allocation will be based on the actual assets and liabilities that exist as of April 2, 2007, the date of the Merger. Any additional purchase price allocation to property, plant and equipment or finite lived intangible assets would result in additional depreciation and amortization expense, which may be significant. The final allocation of the purchase price paid by Protection One may differ significantly from that reflected in these pro forma financial statements. As a result, the pro forma information is not necessarily indicative of what the combined company’s financial condition or results of operations would have been had the Merger been completed on the applicable dates of this pro forma financial information. In addition, the pro forma financial information does not purport to project our future financial condition and results of operations.

We encourage you to read the unaudited pro forma condensed combined financial information in conjunction with Protection One’s and IASG’s audited historical consolidated financial statements, accompanying footnotes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Protection One’s and IASG’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2006, Protection One’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, and IASG’s historical consolidated financial statements for the quarterly period ended March 31, 2007 incorporated by reference and included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
March 31, 2007

	Protection		Pro Forma		Pro Forma
	One, Inc.	IASG	Adjustments		Combined
			(See Note 2(a))
	(In thousands except per share data)

Assets:
Cash and cash equivalents	$25,902	$23,687	$(20,752	)(3)(6)	$28,837
Current portion of notes receivable	—	3,285	—		3,285
Accounts receivable, net	26,326	3,958	—		30,284
Inventories	4,637	1,536	—		6,173
Prepaid expenses	3,536	1,367	—		4,903
Other current assets	4,403	—	—		4,403

Total current assets	64,804	33,833	(20,752)		77,885
Restricted cash	1,923	1,108	—		3,031
Property and equipment, net	22,403	7,473	—		29,876
Notes receivable, net of current portion	—	4,306	—		4,306
Goodwill	12,160	26,233	(6,490)		31,903
Other identifiable intangibles, net	25,812	1,995	6,005	(4)	33,812
Customer accounts, net	192,949	67,123	62,877	(4)	322,949
Dealer relationships, net	—	27,460	18,540	(4)	46,000
Deferred customer acquisition costs	111,543	7,966	(7,966	)(7)	111,543
Assets of business transferred	—	7,687	—		7,687
Other	9,602	3,581	(2,211	)(5)	10,972

Total assets	$441,196	$188,765	$50,003		$679,964

Liabilities:
Accounts payable	$2,851	$1,507	$—		$4,358
Accrued interest	3,085	6,097	(471	)(6)	8,711
Long term debt and capital leases, current portion	4,005	319	—		4,324
Deferred revenue	38,260	7,553	(1,179	)(7)	44,634
Other	17,875	5,555	2,594	(8)	26,024

Total current liabilities	66,076	21,031	944		88,051
Long-term debt and capital leases, net of current portion	393,069	125,403	606	(6)	519,078
Deferred customer acquisition revenue	65,678	5,024	(5,024	)(7)	65,678
Deferred tax liability	245	416	130	(9)	791
Liabilities of business transferred	—	1,043	—		1,043
Other long-term liabilities	1,257	843	—		2,100

Total liabilities	526,325	153,760	(3,344)		676,741

Stockholders’ Equity (Deficiency in assets):
Common stock	182	25	46	(10)	253
Treasury stock	—	(1,000)	1,000	(10)	—
Additional paid in capital	89,816	207,557	(119,276	)(10)	178,097
Accumulated deficit	(174,647)	(171,577)	171,577	(10)	(174,647)
Accumulated other comprehensive loss	(480)	—	—		(480)

Total stockholders’ equity (deficiency in assets)	(85,129)	35,005	53,347		3,223

Total liabilities and stockholders’ equity (deficiency in assets)	$441,196	$188,765	$50,003		$679,964

See accompanying notes to unaudited pro forma condensed combined financial statements, including Note 2 for an explanation of the unaudited pro forma adjustments.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

	Protection		Pro Forma		Pro Forma
	One, Inc.	IASG	Adjustments		Combined
			(See Note 2(b))
	(In thousands, except per share data)

Revenue:
Monitoring and related services	$247,370	$88,404	$—		$335,774
Installation and other	23,182	5,960	(1,214	)(1)	27,928

Total Revenue	270,552	94,364	(1,214)		363,702

Cost of revenue (exclusive of amortization and depreciation shown below):
Monitoring and related services	71,823	33,088			104,911
Installation and other	29,564	5,077	(1,995	)(1)	32,646

Total cost of revenues (exclusive of amortization and depreciation shown below):	101,387	38,165	(1,995)		137,557

Operating expenses:
Selling	41,003	5,298	—		46,301
General and administrative	62,913	29,851	—	(3)	92,764
Corporate consolidation costs	20	—	—		20
Recapitalization costs	4,452	—	—		4,452
Loss on business transferred	—	1,013	—		1,013
Impairment of goodwill	—	65,000	(65,000	)(4)	—
Amortization and depreciation	41,667	27,166	2,855	(1)	71,688

Total operating expenses	150,055	128,328	(62,145)		216,238

Income (loss) from operations	19,110	(72,129)	62,926		9,907

Other expense (income):
Interest expense	37,412	17,217	(3,590	)(2)	51,039
Interest income	(1,512)	(4,418)	—		(5,930)
Other	(52)	—	—		(52)

Total other expense (income)	35,848	12,799	(3,590)		45,057

Income (loss) before income taxes	(16,738)	(84,928)	66,516		(35,150)
Income tax benefit (expense)	(667)	1,013	(863	)(5)	(517)

Net income (loss)	$(17,405)	$(83,915)	$65,653		$(35,667)

Basic and diluted earnings per common share (Note 3):
Net loss per share	$(0.95)	$(3.44)			$(1.41)
Weighted average common shares outstanding	18,233	24,369	(17,302)		25,300

See accompanying notes to unaudited pro forma condensed combined financial statements, including Note 2 for an explanation of the unaudited pro forma adjustments.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Quarter Ended March 31, 2007

	Protection		Pro Forma		Pro Forma
	One, Inc.	IASG	Adjustments		Combined
			(See Note 2(b))
	(In thousands, except per share data)

Revenue:
Monitoring and related services	$62,092	$21,865	$—		$83,957
Installation and other	6,591	1,756	(314	)(1)	8,033

Total Revenue	68,683	23,621	(314)		91,990

Cost of revenue (exclusive of amortization and depreciation shown below):
Monitoring and related services	18,780	6,959			25,739
Installation and other	8,845	2,000	(522	)(1)	10,323

Total cost of revenues (exclusive of amortization and depreciation shown below):	27,625	8,959	(522)		36,062

Operating expenses:
Selling	11,117	1,461	—		12,578
General and administrative	16,049	5,461	—		21,510
Amortization and depreciation	9,520	5,962	711	(1)	16,193

Total operating expenses	36,686	12,884	711		50,281

Income (loss) from operations	4,372	1,778	(503)		5,647

Other expense (income):
Interest expense	9,896	4,349	(923	)(2)	13,322
Interest income	(369)	(997)	—		(1,366)
Other	(22)	—	—		(22)

Total other expense (income)	9,505	3,352	(923)		11,934

Income (loss) before income taxes	(5,133)	(1,574)	420		(6,287)
Income tax benefit (expense)	(162)	(15)	—		(177)

Net income (loss)	$(5,295)	$(1,589)	$420		$(6,464)

Basic and diluted earnings per common share (Note 3):
Net loss per share	$(0.29)	$(0.07)			$(0.26)
Weighted average common shares outstanding	18,240	24,369	(17,302)		25,307

See accompanying notes to unaudited pro forma condensed combined financial statements, including Note 2 for an explanation of the unaudited pro forma adjustments.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 —	Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of March 31, 2007 gives effect to the Merger as if it occurred on March 31, 2007. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2006 and for the three months ended March 31, 2007 give effect to the Merger as if it occurred on January 1, 2006.

The unaudited pro forma condensed combined financial statements which are referred to as pro forma financial statements are based on the historical financial statements of Protection One, Inc. and IASG and give effect to the Merger under the purchase method of accounting. As a result, the pro forma financial statements are based on assumptions and adjustments, including assumptions relating to the allocation of the consideration paid to the assets acquired and liabilities assumed from IASG based on preliminary estimates of fair value. The final purchase price allocation may differ from that reflected in the pro forma financial statements after valuation procedures are performed and amounts are finalized following the completion of the Merger.

The pro forma adjustments are preliminary and have been made solely for purposes of developing the pro forma financial statements for illustrative purposes. The Merger’s impact on the actual results reported by the combined company in periods following the Merger may differ significantly from that reflected in these pro forma financial statements. The pro forma financial statements do not give effect to any potential cost savings or operating synergies that Protection One and IASG expect to result from the Merger, nor do they give effect to any potential costs to be incurred in integrating the two companies, including potential costs relating to severance payments in connection with the Merger estimated to be approximately $4.3 million.

Note 2 —	Unaudited Pro Forma Adjustments

The purchase price allocation included in the unaudited pro forma condensed combined financial statements is preliminary and is based on information that was available to management of Protection One at the time the pro forma financial statements were prepared. The final allocation will be based on the actual assets and liabilities that exist as of the date of the Merger and fair values will be determined based on appropriate valuation methodologies. The final allocation of the purchase price paid by Protection One may differ significantly from that reflected in these unaudited pro forma condensed combined financial statements. As a result, the pro forma information is not necessarily indicative of what the combined company’s financial condition or results of operations would have been had the Merger been completed on the applicable dates of this unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial condition and results of operations of the combined company.

In connection with the Merger, for each share of IASG common stock outstanding, IASG stockholders received 0.29 shares of Protection One common stock (together with cash in lieu of fractional shares). Additionally, Protection One issued replacement stock options to IASG option holders. The fair value of the options issued to IASG option holders, net of the fair value of unvested options, represents additional purchase consideration. The Merger Agreement provides that, at the effective time of the Merger, IASG stock options were converted into stock options to purchase shares of Protection One/IASG common stock exercisable for that number of shares of Protection One/IASG common stock equal to the number of shares of IASG common stock previously subject to the corresponding IASG stock option multiplied by 0.29, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share under the IASG stock option before the completion of the Merger divided by 0.29, rounded up to the nearest whole cent.

(a)	Unaudited Pro Forma Condensed Combined Balance Sheet

Under the provisions of Statement of Financial Accounting Standards No. 141, “Business Combinations,” Protection One is treated as the acquirer of IASG for accounting purposes. Accordingly, the combined company will allocate the purchase price paid by Protection One to the fair value of the IASG assets acquired and liabilities assumed. The pro forma purchase price which would have been paid to IASG stockholders

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

under the computation specified in the Merger Agreement is based on the number of shares of IASG common stock and stock options outstanding as of March 31, 2007, the date of the balance sheet under which the Merger is presented.

Based on an analysis of the types of fixed assets being acquired, the depreciable lives of the assets used by IASG and the current condition of the assets, management’s preliminary estimate of fair value for fixed assets acquired approximates IASG’s book value of $7.5 million at March 31, 2007. These assets primarily consist of computer equipment, software, vehicles and leasehold improvements. Depreciation expense on these fixed assets of the combined company will be determined based on the fair value of the respective assets existing at the time of the Merger and an estimate of the remaining useful life of the respective asset. Management believes the depreciation of the fixed assets’ adjusted basis using the shorter remaining lives of the assets will not result in a significant change in the historical depreciation reported by IASG. Therefore, no adjustments have been made in the pro forma statement of operations to the IASG historical depreciation expense of $2.7 million and $0.8 million for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

Similarly, no pro forma adjustments have been made to the carrying value of notes receivable held by IASG which at March 31, 2007 was $7.6 million, net of a $0.3 million reserve and $1.2 million in purchase discounts relating to loans acquired in acquisitions made by IASG in 2005 and in 2004. IASG makes loans to dealers in the security industry, typically collateralized with customer accounts. Management performed preliminary analyses on the loan portfolio, including evaluating the weighted average interest rate, nonperforming loans, the underlying collateral of the loans, and the general creditworthiness of the dealers. Management’s conclusion based on their preliminary analyses is that the IASG carrying value appears to approximate fair value. Amortization of the purchase discount of $0.9 million for the year ended December 31, 2006 and $0.3 million for the three months ended March 31, 2007 is included in IASG’s interest income. No adjustments have been made in the unaudited pro forma condensed combined statement of operations relating to these discounts. Further review and analysis of each individual loan outstanding at the time of the Merger is being performed by management to determine fair value of the loan portfolio. Any adjustments to the carrying value of IASG’s loans receivable at that time will change the residual amount allocated to goodwill and would impact the amount of interest income accrued on these loans in the future.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

The allocation of purchase price to acquired assets and assumed liabilities is preliminary and subject to the final outcome of independent analyses yet to be completed. The actual amounts recorded may differ materially from the pro forma amounts presented herein. The residual amount of the purchase price has been allocated to goodwill as shown below (in thousands, except per share amounts):

Aggregate purchase price of IASG common stock(1)	$85,687
Non-cash purchase price — fair value of stock options(2)	2,900
Transaction costs to be paid by Protection One(3)	7,829
Less estimated registration costs(8)	(235)

Aggregate consideration	96,181
Less: Book value of the IASG net assets acquired and liabilities assumed as of March 31, 2007 (excludes goodwill)	(8,772)
Increase to net intangible assets(4)	(87,422)
Plus: Decrease to IASG’s net capitalized debt costs(5)	3,388
Increase in long term debt(6)	606
Decrease to cash for partial redemption of IASG Notes(3)(6)	11,746
Decrease to deferred customer acquisition costs, net of deferred customer acquisition revenue(7)	1,763
Decrease to accrued interest related to partial redemption of IASG Notes(6)	(471)
Increase to other liabilities(8)	2,594
Increase to deferred tax liability(9)	130

Residual amount of purchase price allocated to goodwill	$19,743

Net goodwill adjustment for pro forma balance sheet:
Elimination of IASG goodwill at March 31, 2007	$(26,233)
Purchase price allocated to goodwill	19,743

Net adjustment to goodwill	$(6,490)

(1)	The aggregate purchase price of IASG common stock is calculated as follows (in thousands, except ratios and per share amounts):

Exchange ratio	0.29
Average closing price per share of Protection One common stock for the two trading days immediately prior and subsequent to December 20, 2006, the announcement date of the IASG Merger Agreement	$12.125

Total purchase price per share	$3.52
IASG shares outstanding (March 31, 2007)	24,369

Total purchase price excluding fair value of stock options	$85,687

(2)	The Merger Agreement provides that, at the effective time of the Merger, IASG stock options were converted into stock options to purchase shares of Protection One, Inc. common stock exercisable for that number of shares of Protection One, Inc. common stock equal to the number of shares of IASG common stock previously subject to the corresponding IASG stock option multiplied by 0.29, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share under the IASG stock option before the completion of the Merger divided by 0.29, rounded up to the nearest whole cent.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

The fair value of the options issued to IASG option holders, net of the fair value of unvested employee options, represents additional purchase consideration. Substantially all outstanding options issued to IASG employees vested prior to the time of the Merger. The aggregate fair value of these options, for the purposes of the pro forma balance sheet, was calculated as of December 20, 2006, the announcement date of the Merger, using the Black-Scholes option pricing model and following assumptions (in thousands, except per share amounts, ratios and percentages):

Expected term (years)(i)	3.12
Risk free interest rate(i)	4.58%
Dividend yield	0.0%
Expected volatility(i)	78.45%
Weighted average fair value	$4.07
Number of shares underlying options(ii)	713.2
Aggregate fair value allocated to purchase price	2,900

(i)	Protection One’s historical data, among other factors, were used to estimate the expected price volatility and the expected option life. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of the option.

(ii)	Number of shares underlying options was computed using the exchange ratio of 0.29:1 share based on IASG’s options outstanding at December 20, 2006.

In accordance with Statement of Financial Accounting Standard No. 123R, “Share Based Payment,” an additional fair value measurement of both the IASG options and the Protection One options which replaced the IASG options held by employees was made as of the closing date of the Merger. The preliminary results indicate the fair value of the Protection One options exceed the fair value of the IASG options held by employees by approximately $0.2 million and such excess will be recorded as compensation expense in Protection One’s statement of operations on the date of the Merger. (see adjustment description in Note 2(b)(3)).

(3)	Represents the estimated transaction costs related to the Merger to be paid by Protection One (which primarily includes investment banker fees, consulting fees, and professional fees) totaling $7.829 million and, for purposes of the reduction of cash in the pro forma balance sheet, $11.746 million for the redemption of old 12% senior secured IASG notes (the “IASG Notes”) not exchanged at closing (see item (6) below) and $1.177 million of anticipated debt issue costs (see item (5) below). Approximately $1.9 million of the Merger cost is payable to two Quadrangle related entities pursuant to letter agreements dated April 18, 2005 whereby Protection One agreed to pay the Quadrangle entities for consultations with respect to acquisitions an amount not to exceed 1% of the aggregate value of the transaction. These agreements were terminated upon consummation of the Merger.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

(4)	Represents the adjustments to record intangible assets at estimated fair value, net of the elimination of historical IASG amounts, as of March 31, 2007 as shown in the table below (amounts in thousands):

	Historical	Allocation	Adjusted
	IASG	Adjustment	IASG

Customer accounts	$133,307	$(3,307)	$130,000
Accumulated amortization	(66,184)	66,184	—

Customer accounts, net	67,123	62,877	130,000

Dealer relationships	58,529	(12,529)	46,000
Accumulated amortization	(31,069)	31,069	—

Dealer relationships, net	27,460	18,540	46,000

Other identified intangibles(x)	3,840	4,160	8,000
Accumulated amortization	(1,845)	1,845	—

Other identified intangibles, net	1,995	6,005	8,000

Total intangibles, net	$96,578	$87,422	$184,000

(x)	Other identified intangible assets include adjusted values based on estimated fair values for trade names of $2,900, affinity relationships of $1,600 and non-compete agreements of $3,500. The estimate of fair value of trade names was calculated using the relief-from-royalty method comparable to the methodology used in valuations obtained by Protection One relating to its trade names. The estimated fair value for affinity relationships and non-compete agreements was determined after giving consideration to valuations previously obtained by IASG.

In the security industry, transactions involving the sale of customer accounts are frequently valued as a multiple of recurring monthly revenue (RMR). Customer accounts represent the value of RMR associated with retail (both residential and commercial) customers. Dealer relationships reflect the value of the RMR associated with the wholesale business whereby the wholesale company monitors accounts owned by independent dealers. The fair value of IASG’s customer accounts is estimated at a multiple of 30 times residential RMR and 35 times commercial RMR. The fair value of IASG’s dealer relationships is estimated at a multiple of 18 times wholesale RMR. Management believes these estimates are reasonable based on a review of available data on other transactions involving the sale of retail and wholesale RMR in the security industry.

The pro forma adjustments reflect preliminary estimates of the purchase price allocation under purchase accounting which may change upon the completion of valuation studies. At March 31, 2007, IASG had approximately $4.2 million of retail RMR (comprised of approximately $1.0 million of commercial RMR and $3.2 of residential RMR) and $2.5 million of wholesale RMR. A one times increase in the multiples used to value these intangibles would result in an increase of $4.2 million to customer accounts and a $2.5 million increase to dealer relationships. Conversely, a one times decrease in the multiples used would result in a $4.2 million decrease to customer accounts and a $2.5 million decrease to dealer relationships. The offset to changes to these valuations would generally be to the residual purchase price allocated to goodwill and would also result in changes to the amortization of the respective assets.

(5)	Represents the reversal of $3.388 million of historical unamortized capitalized debt costs at March 31, 2007 related to the IASG Notes which were redeemed by IASG or exchanged for new Senior Secured Notes issued by POAMI upon the consummation of the Merger. For purposes of the pro forma balance sheet, the amount is shown net of an estimated $1.177 million of additional capitalized debt costs related to the estimated issuance costs of the Senior Secured Notes.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

(6)	The IASG Notes were either exchanged for Senior Secured Notes issued by POAMI or redeemed by IASG. The Senior Secured Notes have substantially similar terms to the IASG Notes but have less restrictive operating covenants and are secured with a second lien on the assets of Protection One and its subsidiary companies. The estimated fair value of the exchanged notes was determined based on an effective interest rate of 9.5% which was deemed to be reasonable based on Protection One’s review of materials provided from outside third parties regarding potential debt offering alternatives. The valuation was based on the expectation that the Senior Secured Notes will be retired at the earliest call date (November 15, 2008) at a call price at 106% of par value, in accordance with the expected terms of the notes. At the closing on April 2, 2007, $115.345 million face value of the IASG Notes were exchanged for the new Senior Secured Notes leaving $9.655 million face value of the old IASG Notes which were redeemed May 2, 2007. The redemption price calculation included a make-whole adjustment resulting in a redemption price premium of $1.6 million. The table below reflects the pro forma adjustments to the March 31, 2007 balance of the notes (in thousands):

IASG Notes outstanding at 3/31/07	$125,000	IASG Notes redeemed	$9,655
IASG Notes redeemed	(9,655)	Redemption price, including make-whole	1.16775

Premium on Senior Secured Notes	10,261	Reduction of cash for redemption of IASG Notes	$11,275

Fair value of Senior Secured Notes	$125,606	Accrued interest on redeemed IASG Notes	471

		Total	$11,746

The premium on the $115.345 million face value of the Senior Secured Notes reflects preliminary estimates based on current market conditions and are subject to further refinement subsequent to the date of the Merger. Based on an effective interest rate of 9.5%, the fair value of the Senior Secured Notes is approximately $125.6 million. If the effective interest rate changes by 50 basis points, the valuation of the debt as of March 31, 2007 would change by approximately $0.9 million. Therefore, at an effective interest rate of 9.0%, the fair value of the assumed debt would be approximately $126.5 million and at an effective interest rate of 10.0%, the fair value of the debt would be approximately $124.7 million. See (b)(2) below for the impact to interest expense relating to the valuation of the Senior Secured Notes.

(7)	Represents the elimination of IASG’s historical unamortized deferred customer acquisition costs totaling $7.966 million and deferred customer acquisition revenue totaling $6.203 million (including current and long term portions) as of March 31, 2007. These deferred assets and liabilities relate to costs incurred and up front revenue billed by IASG on the installation of security systems. These balances are eliminated because there is no future obligation related to the deferrals. The remaining IASG historical deferred liabilities represent a legal performance obligation to provide security monitoring services in the future.

(8)	The pro forma adjustment to other current liabilities includes (i) approximately $0.84 million for the cost to provide continuing director and officer insurance coverage pursuant to Protection One’s agreement to indemnify the directors and officers of IASG for events that occurred prior to the consummation of the Merger, (ii) approximately $0.96 million related to leases of IASG facilities that are expected to close after the consolidation of its operations with Protection One, (iii) $0.56 million related to severance arrangements for IASG employees not retained by Protection One at the time of the Merger, and (iv) approximately $0.24 million for the costs related to registering and issuing the Protection One common shares related to the Merger. See item (10) below reflecting a reduction to paid-in capital of $0.24 million relating to these stock issuance costs.

(9)	Reflects an estimate of the increase in the deferred tax liability created from the increase to the book basis of dealer relationships (see item (4)) compared to the tax basis of dealer relationships determined at the respective estimated state income tax rates for the IASG subsidiary companies which file on a separate return basis. Protection One and IASG have federal income tax net operating losses and currently

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

reserve fully their deferred tax assets because management believes the deferred tax assets are not likely realizable.

(10)	Reflects (i) the elimination of IASG’s stockholders’ equity, (ii) Protection One’s common stock to be issued to the stockholders of IASG pursuant to the Merger Agreement (the valuation assumes Protection One’s common stock is valued at $12.125 per share, which is the average closing price of Protection One’s common stock for the two trading days immediately prior and subsequent to December 20, 2006, the announcement date of the IASG Merger Agreement) and (iii) the estimate of issuance costs of Protection One stock to be issued related to the Merger.

	Elimination	Issuance of	Protection
	of IASG	Protection One	One
	Stockholders’	Common Stock	Issuance	Pro Forma
	Equity	and Stock Options	Costs	Adjustment
	(In thousands)

Common stock	$(25)	$71	$—	$46
Treasury stock	1,000	—	—	1,000
Additional paid in capital	(207,557)	88,516	(235)	(119,276)
Accumulated deficit	171,577	—	—	171,577

Total stockholders’ equity	$(35,005)	$88,587	$(235)	$53,347

(b)	Unaudited Pro Forma Condensed Combined Statement of Operations

(1)	Reflects elimination of the amortization of IASG assets and liabilities related to (i) previously deferred customer acquisition revenue, (ii) previously deferred customer acquisition expense and (iii) the historical basis of purchased customer accounts, dealer relationships and other identifiable intangibles. The reversal of amortization on customer accounts, dealer relationships and other identifiable intangibles is partially offset by the amortization of the newly allocated values of intangibles acquired as part of the purchase price allocation.

The adjustments for the year ended December 31, 2006 were as follows (in thousands):

	Elimination of	Additional
	IASG Historical	Amortization	Net Pro Forma
	Amortization	Adjustments	Adjustment

Installation and other revenue	$(1,214)	$—	$(1,214)
Installation and other cost of revenue	$(1,995)	$—	$(1,995)
Amortization expense	$(24,433)	$27,288	$2,855

The adjustments for the three months ended March 31, 2007 were as follows (in thousands):

	Elimination of	Additional
	IASG Historical	Amortization	Net Pro Forma
	Amortization	Adjustments	Adjustment

Installation and other revenue	$(314)	$—	$(314)
Installation and other cost of revenue	$(522)	$—	$(522)
Amortization expense	$(5,202)	$5,913	$711

Protection One expects to obtain third-party valuations for these intangible assets, thus the amounts and amortization rates used for the pro forma purposes are preliminary and subject to change.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

The pro forma amortization rates for the identifiable intangible assets are as follows:

Intangible Asset:	Amortization Rate

Customer accounts — existing Protection One	10-years, 135% declining balance
Customer accounts — IASG	9-years, 150% declining balance
Dealer relationships	15-years, 150% declining balance
Trade names	Indefinite
Affinity relationships	6-years straight line (based on a valuation study previously obtained by IASG)
Non-compete agreements	Based on contractual life ranging from 1 to 8 years

The pro forma amortization rate utilized for the IASG customer accounts is expected to be higher initially than the rate currently utilized by Protection One for its customer account base. Protection One developed its amortization rate after obtaining lifing studies in 2002 of its then existing customer account base. For the last three years, attrition rates for the IASG retail customer base have been higher than the Protection One retail attrition rates, but management expects the attrition rate on the IASG customer accounts will eventually converge with that of the Protection One customer base after a two to three-year transition period. The IASG retail customer base is being added to the existing Protection One branch infrastructure which will permit Protection One branch offices to manage and service the respective IASG customers. During our due diligence in connection with the Merger, Protection One obtained a demographic study of the IASG retail customer pool based on customer locations and concluded that many of the relevant characteristics of the IASG customers were similar to the existing Protection One customers, including household income, employment status and household type.

The pro forma amortization rate utilized for dealer relationships is generally the same as that formerly utilized by IASG. The wholesale operation is expected to continue to operate separately from other divisions of the combined company and the amortization rate is expected to be consistent with IASG’s historical amortization rate.

The amortization rates used for pro forma purposes are preliminary and subject to change upon Protection One obtaining lifing studies of the IASG customer accounts and dealer relationships which are expected to be obtained after the Merger. A change to the amortization rate will result in a change in amortization expense which may be significant. The table below reflects the increase to the respective pro forma period amortization expense resulting from changes to the respective amortization rates (amounts in thousands):

	8-Yr Life;	8-Yr Life;	9-Yr Life;
	135% DB	150% DB	200% DB

Customer accounts — year ended 12/31/06	$271	$2,708	$7,222
Customer accounts — 3 months ended 3/31/07	$45	$437	$1,103

	10-Yr Life;	10-Yr Life;	15-Yr Life;
	150% DB	200% DB	200% DB

Dealer relationships — year ended 12/31/06	$2,300	$4,600	$1,553
Dealer relationships — 3 months ended 3/31/07	$431	$805	$294

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

(2)	Represents adjustments to eliminate historical IASG amortization of capitalized debt costs, net of amortization of estimated capitalized debt costs relating to the Senior Secured Notes issued by POAMI in exchange for the IASG Notes. Interest expense is further reduced by amortization of the debt premium associated with the fair value allocation of the $115.345 million IASG Notes exchanged for the Senior Secured Notes (see (a) (6) above). Pro forma interest expense is further reduced to reflect the decrease in outstanding notes after redemption of $9.655 million of the notes at closing. The components of the pro forma interest adjustment is as follows (amounts in thousands):

	Elimination of
	Historical			Reduced	Total
	Amortization of	Amortization	Amortization	Interest From	Pro Forma
	Debt Costs	of New Debt Costs	of Debt Premium	Redeemed Debt	Adjustment

Interest expense for year ended 12/31/06	$(973)	$403	$(1,765)	$(1,255)	$(3,590)
Interest expense for quarter ended 3/31/07	$(242)	$101	$(468)	$(314)	$(923)

If the effective interest rate used for valuing the IASG debt was 10.0% instead of 9.5% used for the above calculation, the decrease to interest expense from the amortization of debt premium for the year ended December 31, 2006 would be ($1,265). If the effective interest rate used was 9.0% the decrease to interest expense from the amortization of debt premium for the period would be ($2,276).

(3)	In accordance with Statement of Financial Accounting Standard No. 123R, “Share Based Payment,” an additional fair value measurement of both the IASG options and the Protection One options which replaced the IASG options was made as of the closing date of the Merger. The preliminary results indicate the fair value of the Protection One options exceed the fair value of the IASG options held by employees by approximately $0.2 million and such excess will be recorded as compensation expense in Protection One’s statement of operations as of the closing date of the Merger. No adjustment is reflected in the pro forma condensed combined statement of operations because the adjustment is not expected to have a continuing impact on the combined company.

(4)	Represents the reversal of an impairment charge to IASG’s historical goodwill in the third quarter of 2006.

(5)	Represents a reversal of the net tax benefit recorded by IASG as part of the impairment charge to goodwill reported by IASG in the third quarter of 2006.

Note 3 —	Unaudited Pro Forma Combined Earnings Per Common Share

Unaudited pro forma combined earnings per common share are computed in accordance with SFAS No. 128, “Earnings Per Share.” Pro forma combined basic and diluted earnings per Protection One common share is computed by dividing: (i) pro forma combined net earnings by (ii) the weighted average number of Protection One common shares outstanding during the period as if the Merger had occurred on January 1, 2006. The basic and diluted average number of shares of IASG common stock outstanding has been adjusted to reflect the impact of the Merger by applying the 0.29:1 exchange ratio to amounts historically reported by IASG. For each of the periods presented the adjustments to the basic and diluted average number of shares outstanding for the combined company was calculated as follows:

				Outstanding
	Outstanding			Shares
	Shares Reported	Adjustment		Pro Forma

Year Ended December 31, 2006:
Protection One	18,233	—		18,233
IASG	24,369	(17,302	)(a)	7,067

Pro Forma Combined				25,300

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

				Outstanding
	Outstanding			Shares
	Shares Reported	Adjustment		Pro Forma

Quarter Ended March 31, 2007:
Protection One	18,240	—		18,240
IASG	24,369	(17,302	)(a)	7,067

Pro Forma Combined				25,307

(a)	Adjustment to reflect exchange ratio of 0.29 Protection One shares for each IASG share.

For the year ended December 31, 2006, Protection One and IASG together had outstanding stock options that represented 0.8 million dilutive potential common shares and for the three months ended March 31, 2007 the combined company had outstanding stock options that represented 0.9 million dilutive potential common shares. These securities are not included in the computation of diluted earnings per share since to do so would have been anti-dilutive.

The unaudited pro forma combined basic and diluted earnings per share of common stock do not purport to be indicative of the actual results that would have been achieved by the combined company for the periods presented or that will be achieved by us in the future.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our selected historical consolidated financial information for each of the fiscal years in the five-year period ended December 31, 2006 and for the three-month periods ended March 31, 2006 and 2007. The information is derived from, and should be read in conjunction with, our consolidated financial statements and the notes related to financial statements incorporated by reference and included elsewhere in this prospectus.

				January 1	February 9
	Year Ended	Year Ended	Year Ended	Through	Through	Year Ended	Three Months
	December 31,	December 31,	December 31,	February 8,	December 31,	December 31,	Ended March 31,
	2002	2003	2004	2005	2005(a)	2006	2006	2007
	(Dollars in thousands, except per share data)						(unaudited)
Statements of operations data
Revenues	$290,580	$277,085	$269,259	$28,543	$234,481	$270,552	$66,676	$68,683
Cost of revenues	113,158	102,205	101,579	10,714	81,059	101,387	23,858	27,625
Selling, general and administrative expenses	112,984	109,261	104,872	12,093	86,014	103,916	26,123	27,166
Change in control, restructuring and corporate consolidation costs	—	—	24,382	5,939	2,339	4,472	20	—
Amortization of intangibles and depreciation expense	82,440	80,252	78,455	6,638	43,742	41,667	11,085	9,520
Other charges:
Loss on impairment of customer accounts(b)	338,104	—	—	—	—	—	—	—
Loss on impairment of goodwill(b)	103,937	—	—	—	—	—	—	—

Operating income (loss)	(460,043)	(14,633)	(40,029)	(6,841)	21,327	19,110	5,590	4,372
Interest expense, net	(43,023)	(40,101)	(44,398)	(4,544)	(30,634)	(35,900)	(7,959)	(9,527)
Gain (loss) on retirement of debt	19,337	—	(47)	—	(6,657)	—	—	—
Other income (expense)	602	2,829	147	15	688	52	(46)	22

Loss from continuing operations before income taxes	(483,127)	(51,905)	(84,327)	(11,370)	(15,276)	(16,738)	(2,415)	(5,133)
Income tax benefit (expense)(c)	148,852	17,494	(239,579)	(35)	(312)	(667)	(92)	(162)

Loss from continuing operations before accounting change	(334,275)	(34,411)	(323,906)	(11,405)	(15,588)	(17,405)	(2,507)	(5,295)
Loss from discontinued operations, net of taxes	(2,967)	—	—	—	—	—	—	—
Cumulative effect of accounting change, net of taxes:
Continuing operations(b)	(541,330)	—	—	—	—	—	—	—
Discontinued operations(b)	(2,283)			—	—	—	—	—

Net loss	$(880,855)	$(34,411)	$(323,906)	$(11,405)	$(15,588)	$(17,405)	$(2,507)	$(5,295)

Basic and diluted per share data
Net loss from continuing operations before accounting changes per share of common stock(d)	$(170.46)	$(17.53)	$(164.78)	$(5.80)	$(0.86)	$(0.95)	$(0.14)	$(0.29)

Weighted average number of shares of common stock outstanding(d)	1,961,424	1,962,587	1,965,654	1,965,654	18,198,571	18,233,221	18,212,887	18,239,953

				January 1	February 9
	Year Ended	Year Ended	Year Ended	Through	Through	Year Ended	Three Months
	December 31,	December 31,	December 31,	February 8,	December 31,	December 31,	Ended March 31,
	2002	2003	2004	2005	2005(a)	2006	2006	2007
	(Dollars in thousands, except per share data)						(unaudited)
Consolidated balance sheet data
Working capital (deficit)	$(12,071)	$(148,957)	$(372,560)		$(5,067)	$(4,990)	$110	$(1,272)
Customer accounts, net(a)	$312,785	$244,744	$176,155		$232,875	$200,371	$224,743	$192,949
Goodwill, net(a)	$41,847	$41,847	$41,847		$12,160	$12,160	$12,160	$12,160
Total assets(a)	$837,572	$809,022	$461,044		$436,302	$443,953	$439,071	$441,196
Long-term debt, including capital leases, net of current portion	$547,798	$331,874	$110,340		$321,293	$391,991	$322,929	$393,069
Total stockholders’ equity (deficiency in assets)	$168,147	$146,174	$(177,609)		$8,067	$(79,943)	$6,323	$(85,129)
Cash flow data
Cash flows provided by operations	$43,391	$59,035	$61,814	$3,710	$40,413	$49,527	$13,684	$10,503
Cash flows used in investing activities	$(20,943)	$(27,471)	$(30,369)	$(2,473)	$(24,151)	$(36,687)	$(7,368)	$(8,290)
Cash flows provided by (used in) financing activities	$(24,950)	$1,865	$(14,120)	$—	$(50,134)	$(8,133)	$(589)	$(911)
Other operating data
Number of customers at end of period	1,073,698	1,048,320	1,030,113		1,012,797	994,012	1,013,032	991,009

(a)	As a result of Quadrangle’s increased ownership interest from the February 8, 2005 debt-for-equity exchange, we “pushed-down” Quadrangle’s basis to the underlying assets and liabilities acquired. Due to the impact of the push-down accounting adjustments, our 2005 income statement presentation separates its results into two periods: (1) the period ending with the February 8, 2005 consummation of the exchange transaction and (2) the period beginning after that date utilizing the new basis of accounting. The results are separated by a heavy black line to indicate the effective date of the new basis of accounting.

(b)	Impairment charges and the cumulative effect of an accounting change are the result of our January 1, 2002 implementation of SFAS Nos. 142, “Accounting for Goodwill and Other Intangible Assets” and 144, “Accounting for the Impairment and Disposal of Long-Lived Assets.”

(c)	As a result of the February 17, 2004 sale transaction whereby we were sold to POI Acquisition I, Inc. (an affiliate of Quadrangle), our net deferred tax assets were not expected to be realizable and a non-cash charge against income was recorded in 2004 to establish a valuation allowance for those assets.

(d)	Loss per share and weighted average number of shares presented give retroactive effect to the one-share-for-fifty shares reverse stock split on February 8, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the information set forth under “Selected Historical Consolidated Financial Information” and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those described under “Risk Factors,” “Disclosure Regarding Forward-Looking Statements” and elsewhere in this prospectus. Our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a leading national provider of electronic security alarm monitoring services and the largest public company focused solely on security monitoring in the United States. We monitor signals from burglary, fire, medical and environmental alarm systems, and manage information from access control and closed-circuit-television systems for a broad base of residential, multifamily and business customers. We also provide monitoring and support services to independent security alarm dealers on a wholesale basis. With our national coverage and infrastructure network, which includes 66 field locations in 34 states and six monitoring centers, we are able to provide technologically advanced security monitoring services to our retail, multifamily and wholesale customers in all 50 states. More than 90% of our revenue for the year ended December 31, 2006 was generated from monitoring and maintenance services contracts with automatic renewal provisions, which provide us with a stable and predictable source of revenue. According to Security Distribution and Marketing Magazine, we are the third largest provider of electronic security monitoring services in the United States based on RMR. With pro forma RMR of $26.7 million as of December 31, 2006, we are the third largest provider of electronic monitoring services in the United States, based on RMR, according to Security Distribution and Marketing Magazine.

Significant Activities

The Merger

On April 2, 2007, one of our wholly owned subsidiaries merged with and into IASG pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 20, 2006, among us, our wholly owned subsidiary and IASG. Pursuant to the terms of the Merger Agreement, each outstanding share of IASG common stock was converted into the right to receive 0.29 share of our common stock. Upon the closing of the Merger, IASG became a wholly owned subsidiary of the Company. IASG was one of the largest providers of monitoring, financing and business support services to independent security alarm dealers in the United States. IASG offered its services to dealers competing in both the residential and commercial security alarm markets.

As a result of the Merger, we believe that we have significantly strengthened our commercial business and that we are now the largest provider of monitoring and support services to independent security alarm dealers in the United States. We have also increased our commercial sales force, which we believe will enable us to grow and maintain our commercial customer base and to cultivate the customer relationships previously developed by IASG. Additionally, we believe that the Merger gives us the opportunity to reduce overhead associated with the IASG business and realize substantial operating synergies as a result of our ability to serve IASG customers through our existing nationwide infrastructure.

The Exchange Offer

On April 2, 2007 our wholly owned subsidiary, POAMI, completed an exchange offer (the “Exchange Offer”) for up to $125.0 million aggregate principal amount of 12% Senior Secured Notes due 2011 issued by IASG (the “IASG Notes”). Pursuant to the terms of the Exchange Offer, validly tendered IASG Notes were exchanged for the Senior Secured Notes issued by POAMI. Of the $125.0 million aggregate principal amount of IASG Notes outstanding, approximately $115.3 million were tendered for exchange. In connection with the Exchange Offer, IASG solicited consents for amendments to and waivers of certain provisions under the indenture governing the IASG Notes (the “IASG Indenture”). Such amendments and waivers were approved and are set forth in the First Supplemental Indenture (the “Supplemental Indenture”), dated as of April 2, 2007, among IASG, the guarantors named therein and Wells Fargo Bank, N.A., as trustee.

Upon the completion of the Exchange Offer, IASG Notes that were not tendered for exchange were called for redemption effective as of May 2, 2007. In connection with the redemption of the outstanding IASG Notes, on April 2, 2007, IASG deposited redemption proceeds with the trustee for such IASG Notes and thereby satisfied and discharged its and the guarantors’ obligations under the IASG Indenture and the Supplemental Indenture.

The Senior Secured Notes are governed by the Senior Secured Notes Indenture. The Senior Secured Notes mature on the same date (November 15, 2011) and were issued in the same principal amount (approximately $115.3 million) as the IASG Notes for which they were exchanged. Interest on the Senior Secured Notes accrues from the last interest payment date on which interest was paid on the IASG Notes. The Senior Secured Notes initially bore interest at the rate of 13% per annum, payable semiannually on May 15 and November 15 of each year, commencing on May 15, 2007. Pursuant to the terms of the Registration Rights Agreement, dated as of April 2, 2007, among POAMI and certain holders of the Senior Secured Notes (the “Registration Rights Agreement”), following the consummation of a registered exchange offer pursuant to which the Senior Secured Notes were exchanged for notes that were registered with the SEC, the Senior Secured Notes bear interest at the rate of 12% per annum. POAMI completed the registered exchange offer pursuant to the Registration Rights Agreement on June 12, 2007. See “Description of Principal Indebtedness — Senior Secured Notes.”

Reclassification of Business Segments

Prior to the Merger, we organized our operations in two business segments: Protection One Monitoring, which included retail and wholesale operations, and Network Multifamily. Subsequent to the Merger, we segregated our wholesale operations from our retail operations and now organize our operations into three business segments: Retail, Wholesale and Multifamily. The retail customer base acquired in the Merger, representing approximately $4.2 million of RMR, will be folded into our existing retail customer base, representing $16.5 million of RMR at March 31, 2007, for a combined retail RMR of $20.7 million. The retail operations will continue to be managed through our branch infrastructure and will consist of both residential and commercial customers. Our pro forma wholesale RMR increased to slightly more than $3.5 million from less than $1.0 million at March 31, 2007. The Multifamily segment is unaffected by the Merger and will continue to be reflected as a separate segment.

Recapitalization and Dividend

On May 12, 2006, we completed a recapitalization of our balance sheet by increasing our debt in order to pay a cash dividend of $70.5 million, or $3.86 per share, to all holders of record of our common stock on May 8, 2006, including Quadrangle, which owned approximately 97.1% of the outstanding shares of our common stock at that date. This cash dividend is referred to as the May 2006 dividend. The payment of the May 2006 dividend was financed, in large part, by the April 2006 financing, described in Note 7- “Debt and Capital Leases” to our consolidated financial statements incorporated by reference and included elsewhere in this prospectus. Approximately $1.2 million of expense paid to third party consultants related to the financing is reflected as recapitalization costs in the condensed consolidated statement of operations and comprehensive loss.

As part of the recapitalization, our board of directors also approved the compensatory make-whole payment of $4.5 million or $2.89 for each vested and unvested option awarded in February 2005 under the 2004 Stock Option Plan, including to members of senior management. Approximately $3.2 million of the compensatory make-whole payment related to options that had not yet vested and accordingly this amount plus related taxes was recorded as compensation expense in the second quarter of 2006 and is reflected as recapitalization costs in the Consolidated Statement of Operations and Comprehensive Loss included elsewhere in this prospectus. Approximately $1.3 million of the compensatory make-whole payment related to vested options and was recorded to additional paid in capital. In addition, the exercise price of each vested and unvested option was reduced by $0.98. Our board paid the compensatory make-whole payment and reduced the option exercise price because the payment of the May 2006 dividend decreased the value of the equity interests of holders of options, as these holders were not otherwise entitled to receive the dividend. Accordingly, our board awarded the same amount to the option holders, on a per share basis, in the form of the compensatory make-whole payment and the reduced option exercise price.

Additionally, in consideration of the adverse impact of the cash dividend on the SARs granted in 2005, our board of directors agreed to amend the SARs agreements by effectively fixing the exercise price on 439,160 outstanding SARs at $5.02. Therefore, if there is not a qualified sale as defined in our SAR Plan (which generally means Quadrangle’s sale of at least 60% of its equity interest in us) prior to February 8, 2011, the holders of such SARs will be entitled to receive the difference between $7.50 and $5.02 per SAR, or $2.48, from us for a total cash outlay of approximately $1.1 million on February 8, 2011. As of March 31, 2007, we have established a liability of approximately $168,000 to reflect the portion of the SARs that have been earned since the date of the amendment through March 31, 2007 with the associated expense reflected in general and administrative expense. Assuming there is no qualified sale prior to February 8, 2011, the Company expects to record approximately $0.2 million in expense per year through February 8, 2011 related to these SARs. As of March 31, 2007, no value has been ascribed to the SARs that have not been modified and no value will be allocated to those SARs unless and until it becomes probable that a qualified sale will occur.

In connection with this offering, our board of directors agreed to further amend the SARs agreements by effectively fixing the exercise price on          additional outstanding SARs at $     . Accordingly, if there is not a qualified sale prior to February 8, 2011, the holders of such SARs will be entitled to receive the difference between $7.50 and $      per SAR, or $     , from us for a total cash outlay of approximately $      million on February 8, 2011.

Change in Majority Owner

On February 17, 2004, our former majority stockholder, Westar Industries, Inc., a wholly owned subsidiary of Westar Energy, Inc., which we refer to collectively as Westar, consummated the sale of approximately 87% of our common stock to POI Acquisition I, Inc., which was formed by Quadrangle. The transaction also included the assignment of Westar’s rights and obligations as the lender under our revolving credit facility to POI Acquisition, L.L.C., which subsequently assigned one-third of its interest to Quadrangle Master Funding, Ltd.

On November 12, 2004, we entered into a debt-for-equity exchange agreement with Quadrangle that provided for the principal balance outstanding under the Quadrangle credit facility to be reduced by $120.0 million in exchange for the issuance to Quadrangle of 16 million shares of our common stock. The exchange was completed on February 8, 2005 and was accompanied by a one-share-for-fifty-shares reverse stock split of our common stock. The newly issued shares, together with shares already owned by Quadrangle, resulted in Quadrangle owning approximately 97.3% of our common stock.

Push Down Accounting Adjustments

As a result of Quadrangle obtaining control of over 95% of our common stock on February 8, 2005, we determined that SEC Staff Accounting Bulletin Topic 5J, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” required that our post-acquisition financial statements reflect a new basis of accounting. We “pushed down” Quadrangle’s basis to a proportionate amount of our underlying assets and liabilities acquired based on the estimated fair market values of the assets and liabilities. The “push down” accounting adjustments did not impact cash flows. The primary changes to the balance sheet reflect (1) the reduction of deferred customer acquisition costs and revenue, which have been subsumed into the estimated fair market value adjustment for customer accounts; (2) adjustments to the carrying values of debt to estimated fair market value (or Quadrangle’s basis in the case of the credit facility); (3) adjustments to historical goodwill to reflect goodwill arising from the push down accounting adjustments; (4) the recording of a value for our trade names; and (5) an increase to the equity section from these adjustments. The primary changes to the income statement include (1) the reduction in other revenue due to a lower level of amortization from the reduced amortizable base of deferred customer acquisition revenue; (2) the reduction in other costs of revenue and selling expenses due to a lower level of amortization from the reduced amortizable base of deferred customer acquisition costs; (3) an increase in interest expense due to amortization of debt discounts arising from differences in fair values and carrying values of our debt instruments; and (4) the reduction in amortization related to the reduction in the amortizable base of customer accounts.

Due to the impact of the changes resulting from the push down accounting adjustments described above, the 2005 statements of operations and cash flows presentations separate our results into two periods: (1) the period prior to the February 8, 2005 consummation of the exchange transaction and (2) the period beginning after that date utilizing the new basis of accounting. The results are further separated by a heavy black line to indicate the effective date of the new basis of accounting.

Business Metrics

Recurring Monthly Revenue

At various times during each year, we measure all of the monthly revenue we are entitled to receive under contracts with customers in effect at the end of the period. Our computation of recurring monthly revenue, or RMR, may not be comparable to other similarly titled measures of other companies, and RMR should not be viewed by investors as an alternative to actual monthly revenue, as determined in accordance with generally accepted accounting principles. Our RMR additions and the stabilization of attrition rates have contributed to RMR of $20.1 million at March 31, 2007 compared to $19.9 million at March 31, 2006. If we are unable to generate sufficient new RMR to replace RMR losses, it could materially and adversely affect our business, financial condition and results of operations.

Our RMR includes amounts billable to customers with past due balances which we believe are collectible. We seek to preserve the revenue stream associated with each customer contract, primarily to maximize our return on the investment we made to generate each contract. As a result, we actively work to collect amounts owed to us and to retain the customer at the same time. In some instances, we may allow up to six months to collect past due amounts, while evaluating the ongoing customer relationship. When we categorize accounts as at-risk because accounts receivable balances exceed certain guidelines or because notice of intent to cancel or move has been provided by the customer, we include the account in attrition calculations. After we have made every reasonable effort to collect past due balances, we will disconnect the customer and include the loss in attrition calculations.

Our RMR calculation is not considered an alternative to revenue calculated under GAAP and is not a substitute indication of our operating performance under GAAP. We believe, however, that the supplemental presentation of RMR is useful to investors because the measure is used by investors and lenders to value companies such as ours with recurring revenue streams. The tables below reconcile our RMR to revenue reflected on our consolidated statements of operations.

	Three Months Ended March 31,
	2007	2006
	(Dollar amounts in millions)

Recurring Monthly Revenue (RMR)	$20.1	$19.9
Amounts excluded from RMR:
Amortization of deferred revenue	0.8	0.5
Other revenue(a)	2.6	2.1

Revenue (GAAP basis):
March	23.5	22.5
January — February	45.2	44.2

Total period revenue	$68.7	$66.7

(a)	Revenue that is not pursuant to monthly contractual billings.

	Year Ended	February 9 -	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004
	(Dollar amounts in millions)

Recurring Monthly Revenue (RMR)	$20.0	$19.9	$19.9
Amounts excluded from RMR:
Amortization of deferred revenue	0.8	0.5	0.8
Other revenue(a)	1.9	1.9	1.7

Revenue (GAAP basis):
December	22.7	22.3	22.4
February 9 — November 30, 2005	—	212.2	—
January — November	247.9	—	246.9

Total period revenue	$270.6	$234.5	$269.3

(a)	Revenue that is not pursuant to monthly contractual billings.

The following tables provide a roll-forward of RMR (beginning RMR, additions, losses, price changes, other changes and ending RMR) by segment and in total for the periods indicated.

	Three Months			Three Months
	Ended March 31, 2007			Ended March 31, 2006
	Protection	Network		Protection	Network
	One	Multi-		One	Multi-
	Monitoring	family	Total	Monitoring	family	Total
			(Dollar amounts in thousands)

Beginning RMR balance(a)	$17,392	$2,596	$19,988	$17,149	$2,724	$19,873
RMR retail additions	523	17	540	500	10	510
RMR retail losses, excluding Hurricane Katrina	(445)	(48)	(493)	(483)	(49)	(532)
RMR retail reactivations from Hurricane Katrina(b)	—	—	—	17	—	17
Price changes and other	41	(14)	27	15	23	38
Net change in wholesale RMR	(1)	—	(1)	(19)	(19)

Ending RMR balance	$17,510	$2,551	$20,061	$17,179	$2,708	$19,887

(a)	Beginning RMR balance includes $1.0 million and $0.9 million wholesale customer RMR for the three month periods ended March 31, 2007 and 2006, respectively, in both the Protection One Monitoring segment and in total. Our Network Multifamily segment RMR does not contain wholesale customer RMR.

(b)	In September 2005, we suspended billing for our customers in the areas most heavily affected by Hurricane Katrina. Our initial estimate of customers whose homes or businesses were damaged beyond repair and would no longer need our monitoring services was higher than our actual experience which has resulted in adjustments to reflect the first quarter 2006 reactivations of 636 retail customers. No reactivation adjustments were recorded in the first quarter of 2007.

	Year Ended December 31,
	2006			2005			2004
	Protection	Network		Protection	Network		Protection	Network
	One	Multi-		One	Multi-		One	Multi-
	Monitoring	family	Total	Monitoring	family	Total	Monitoring	family	Total

Beginning RMR balance(a)	$17,149	$2,724	$19,873	$17,112	$2,795	$19,907	$17,255	$2,834	$20,089
RMR retail additions	2,111	151	2,262	1,907	91	1,998	1,729	160	1,889
RMR retail losses, excluding Hurricane Katrina	(2,045)	(320)	(2,365)	(2,085)	(187)	(2,272)	(2,146)	(213)	(2,359)
RMR retail reactivations (losses) from Hurricane Katrina(b)	22	9	31	(72)	(15)	(87)	—	—	—
Price changes and other	112	32	144	270	40	310	222	14	236
Net change in wholesale RMR, excluding losses from Hurricane Katrina	43	—	43	19	—	19	52	—	52
RMR wholesale losses from Hurricane Katrina(b)	—	—	—	(2)	—	(2)	—	—	—

Ending RMR balance	$17,392	$2,596	$19,988	$17,149	$2,724	$19,873	$17,112	$2,795	$19,907

(a)	Beginning RMR balance includes $920, $903 and $850 wholesale customer RMR for 2006, 2005 and 2004, respectively, in both the Protection One Monitoring segment and in total. Our Network Multifamily segment RMR does not contain wholesale customers.

(b)	In September 2005, we suspended billing for our customers in the areas most heavily affected by Hurricane Katrina. For the year ended December 31, 2006, reactivations represent the RMR from those customers whose billing was suspended after the hurricane but has subsequently been reinstated. We did not reactivate any wholesale customers during 2006. As of December 31, 2006, Protection One Monitoring has estimated the loss of 2,277 customers, including 379 wholesale customers, and Network Multifamily has estimated the loss of 587 customers whose residences or businesses have been damaged beyond repair and will no longer need our monitoring services.

The following table provides a pro forma roll-forward of RMR (beginning RMR, additions, losses, price changes and other changes and ending RMR) by segment and in total for the periods indicated.

	Three Months Ended March 31, 2007					Three Months Ended March 31, 2006
		Whole-	Multi-			Whole-	Multi-
	Retail	sale	family	Total	Retail	sale	family	Total
	(Dollar amounts in thousands)

Beginning RMR balance	$16,429	$963	$2,596	$19,988	$16,229	$920	$2,724	$19,873
RMR additions	523	60	17	600	500	60	10	570
RMR losses(a)(b)	(449)	(62)	(76)	(587)	(469)	(32)	(55)	(556)
Price increases and other	46	—	14	60	18	(47)	29	—

Ending RMR balance	16,549	961	2,551	20,061	16,278	901	2,708	19,887
Net addition from IASG	4,162	2,549	—	6,711	—	—	—	—

Pro forma RMR balance	$20,711	$3,510	$2,551	$26,772	$16,278	$901	$2,708	$19,887

(a)	RMR losses includes price decreases.

(b)	In September 2005, we suspended billing for our customers in the areas most heavily affected by Hurricane Katrina. Our initial estimate of customers whose homes or businesses were damaged beyond repair and would no longer need our monitoring services was higher than our actual experience which has resulted in adjustments to reflect the first three months 2006 reactivations of $17 RMR in our Retail segment. RMR losses in our Retail segment for the first three months of 2006 would have been $486 without adjusting for the reactivations. There were no reactivations related to Hurricane Katrina recorded in the first three months of 2007.

The table below reconciles our RMR by segment to revenue reflected in our segment results of operations (information for the period January 1, 2005 through February 8, 2005 was not considered to be material in a comparison of RMR as of fiscal year end and therefore has not been presented).

	Year Ended December 31, 2006			February 9 - December 31, 2005			Year Ended December 31, 2004
	Protection	Network		Protection	Network		Protection	Network
	One	Multi-		One	Multi-		One	Multi-
	Monitoring	family	Total	Monitoring	family	Total	Monitoring	family	Total
	(Dollar amounts in millions)
RMR at December 31	$17.4	$2.6	$20.0	$17.2	$2.7	$19.9	$17.1	$2.8	$19.9
Amounts excluded from RMR:
Amortization of deferred revenue	0.8	0.0	0.8	0.5	0.0	0.5	0.6	0.2	0.8
Other revenue(a)	1.8	0.1	1.9	1.6	0.3	1.9	1.6	0.1	1.7

Revenue (GAAP basis):
December	20.0	2.7	22.7	19.3	3.0	22.3	19.3	3.1	22.4
February 9 — November 30, 2005	—	—	—	183.5	28.7	212.2	—	—	—
January — November	216.2	31.7	247.9	—	—	—	212.2	34.7	246.9

Total period revenue	$236.2	$34.4	$270.6	$202.8	$31.7	$234.5	$231.5	$37.8	$269.3

(a)	Revenue that is not pursuant to monthly contractual billings.

Monitoring and Related Services Margin

In each of the last three years, monitoring and related service revenue comprised more than 90% of our total revenue. Monitoring and related services revenue in 2006 increased slightly over 2005 and was consistent with 2004 revenue. The tables below identify the monitoring and related services gross margin and gross margin as a percentage of revenue for the presented periods.

	Three Months Ended March 31,
	2007	2006
	(Dollar amounts in thousands)

Monitoring and related services revenue	$62,092	$61,493
Cost of monitoring and related services revenue (exclusive of depreciation)	18,780	17,396

Gross margin	$43,312	$44,097

Gross margin%	69.8%	71.7%

	Year Ended	February 9 -	January 1 -	Year Ended
	December 31,	December 31,	February 8,	December 31,
	2006	2005	2005	2004
	(Dollar amounts in thousands)

Monitoring and related services revenue	$247,370	$219,475	$26,455	$247,498
Cost of monitoring and related services revenue (exclusive of depreciation)	71,823	62,243	7,400	69,598

Gross margin	$175,547	$157,232	$19,055	$177,900

Gross margin %	71.0%	71.6%	72.0%	71.9%

Our monitoring and related services gross margin percentage has modestly decreased from the year ended December 31, 2006 due to several factors, the impact of which we expect to continue into the near to medium term, including: (i) increased royalty fees paid to BellSouth (now part of AT&T) as we expand our customer base in the alliance territory covering 17 of the larger metropolitan markets within the nine southeastern states in which BellSouth operates, (ii) increased third party costs for cellular service due to the growing number of customers who choose to have primary or back-up cellular monitoring service, and (iii) increased percentage of commercial customers in our base who choose enhanced services, such as open/close and fire inspections. In addition, we have experienced an increase in service costs that we believe is partly attributable to the relatively higher costs of servicing our growing commercial account base and to maintaining and upgrading systems required to provide cellular-based monitoring services.

Customer Creation and Marketing.

Our current customer acquisition strategy is based primarily on internally generated sales. We currently have a salaried and commissioned sales force that generated $0.6 million of new RMR in each of the three month periods ended March 31, 2007 and 2006.

We are a partner in a marketing alliance with BellSouth (now part of AT&T) to offer monitored security services to the residential, single family market and to small businesses in 17 of the larger metropolitan markets in the nine-state BellSouth region. The marketing alliance may be terminated by mutual written consent of both parties or by either party upon 180 days notice, or earlier upon the occurrence of certain events. Under this alliance, we operate as “BellSouth Security Systems from Protection One” from our branches in the nine-state BellSouth region. BellSouth provides us with leads of new owners of single family residences in its territory and transfers of existing BellSouth customers within its territory. We follow up on the leads to obtain new customers of our monitored security services. We also market directly to small businesses. We pay BellSouth a commission for each new contract and a recurring royalty based on a percentage of recurring charges. The commission is a direct and incremental cost of acquiring the customer and accordingly, for residential customers and certain commercial customers, is deferred as a customer acquisition cost and amortized over the initial contract term. The recurring royalty is expensed as incurred and is included in the cost of monitoring and related services revenue. Approximately 29.1% and 28.7% of our new Retail RMR created in the first three months of 2007 and 2006, respectively, were produced within our southeast region. The southeast region provided approximately 21.2% and 20.3% of total company Retail RMR at March 31, 2007 and 2006, respectively. Termination of this agreement could have a short term affect on our ability to generate new customers in this territory. See “Risk Factors — Risks Related to Our Business — We rely on a marketing alliance for the generation of many new retail accounts.”

We continually evaluate our customer creation and marketing strategy, including evaluating each respective channel for economic returns, volume and other factors and may shift our strategy or focus, including the elimination of a particular channel.

Attrition

For the three months ended March 31, 2007, we had a decrease of 128 retail customers and an increase of 304 wholesale customers in our Protection One Monitoring segment compared to a decrease of 993 retail customers and an increase of 6,299 wholesale customers for the three months ended March 31, 2006. We had a decrease of 3,179 customers and a decrease of 5,071 customers in our Network Multifamily segment for the three months ended March 31, 2007 and 2006, respectively. Our customer base reflected a net loss of 18,785 customers during 2006 compared to net customer losses of 17,316 and 18,207 during 2005 and 2004, respectively. See “Risk Factors — Risks Related to Our Business — Loss of customer accounts could materially adversely affect our operations.” Our Protection One Monitoring segment increase of 6,118 customers during 2006 was offset by the loss of 24,903 customers in our Network Multifamily segment during 2006. Network Multifamily had more contracts reaching the end of the initial contract term in 2006 than it did in 2005 which we believe has resulted in the increase in customer losses in 2006. Furthermore, our ability to obtain contract renewals on expiring contracts has been negatively affected by the increasing preference of occupants of multifamily units to subscribe only for cellular telephone services and not for traditional telephone service, which our alarm systems have historically used to transport alarm signals to our monitoring center. We expect to be able to mitigate this effect, in part, with our new wireless service offerings. Net losses of customer accounts materially and adversely affect our business, financial condition and results of operations.

Customer account attrition has a direct impact on our results of operations since it affects our revenue, amortization expense and cash flow. We monitor attrition each quarter based on a quarterly annualized and trailing twelve-month basis. This method utilizes each segment’s average customer account base for the applicable period in measuring attrition. Therefore, in periods of customer account growth, the computation of customer attrition may result in a number less than would be expected in periods when customer accounts remain stable. In periods of customer account decline, the computation of customer attrition may result in a number greater than would be expected in periods when customer accounts remain stable.

In the table below, we define attrition as a ratio, the numerator of which is the gross amount of lost customer accounts for a given period, net of the adjustments described below, and the denominator of which is the average number of accounts for a given period. In some instances, we use estimates to derive attrition data. In our calculation of Protection One Monitoring and total company attrition, we make adjustments to lost accounts for the net change, either positive or negative, in our wholesale customer base. In the calculations directly below, we do not reduce the gross accounts lost during a period by “move in” accounts, which are accounts where a new customer moves into a home installed with our security system and vacated by a prior customer, or “competitive takeover” accounts, which are accounts where the owner of a residence monitored by a competitor requests that we provide monitoring services.

As defined above, customer attrition by business segment at March 31, 2007 and 2006 is summarized below:

	Customer Account Attrition
								Excluding
				Excluding				Hurricane
				Hurricane				Katrina(b)
	Annualized			Katrina(b)	Annualized			Annualized	Twelve
	Three Months	Twelve Months		Twelve Months	Three Months	Twelve Months		Three Months	Months
	Ended	Ended		Ended	Ended	Ended		Ended	Ended
	March 31,	March 31,		March 31,	March 31,	March 31,		March 31,	March 31,
	2007	2007		2007	2006	2006		2006	2006

Protection One Monitoring	7.6%	6.8%		6.8%	4.6%	7.7%		5.0%	7.3%
Protection One Monitoring, excluding wholesale	10.7%	12.0%		12.1%	11.1%	13.0%		11.6%	12.6%
Network Multifamily	7.1%	11.5	%(a)	11.8%	7.4%	7.0	%(a)	7.4%	6.5	%(a)
Total Company	7.5%	8.2%		8.3%	5.5%	7.4%		5.7%	7.0%

(a)	Attrition results for Network Multifamily exclude the impact on the calculation of our customer base from the conversion of our billing system to our new technology platform. Customers are defined differently in the new system and the result was a decrease in the number of customers in the new system.

(b)	These results exclude the impact of Hurricane Katrina adjustments. In September 2005, we suspended billing for our customers in the areas most heavily affected by Hurricane Katrina. Our initial estimate of customers whose homes or businesses were damaged beyond repair and would no longer need our monitoring services was higher than our actual experience which has resulted in adjustments to reflect the first quarter 2006 reactivations of 636 retail customers. There were no reactivations related to Hurricane Katrina recorded in the first quarter of 2007.

In the table below, in order to enhance the comparability of our attrition results with those of other industry participants, many of which report attrition net of move-in accounts, we define the denominator the same as above but define the numerator as the gross number of customer accounts lost for a given period reduced by move-in accounts.

	Customer Account Attrition
								Excluding
				Excluding				Hurricane
				Hurricane				Katrina(b)
	Annualized			Katrina(b)	Annualized			Annualized	Twelve
	Three Months	Twelve Months		Twelve Months	Three Months	Twelve Months		Three Months	Months
	Ended	Ended		Ended	Ended	Ended		Ended	Ended
	March 31,	March 31,		March 31,	March 31,	March 31,		March 31,	March 31,
	2007	2007		2007	2006	2006		2006	2006

Protection One Monitoring	6.1%	5.2%		5.2%	3.0%	5.9%		3.4%	5.5%
Protection One Monitoring, excluding wholesale	8.7%	9.9%		9.9%	8.9%	10.6%		9.4%	10.2%
Network Multifamily	7.1%	11.5	%(a)	11.8%	7.4%	7.0	%(a)	7.4%	6.5	%(a)
Total Company	6.4%	7.1%		7.2%	4.4%	6.2%		4.6%	5.8%

(a)	Attrition results for Network Multifamily exclude the impact on the calculation of our customer base from the conversion of our billing system to our new technology platform. Customers are defined differently in the new system and the result was a decrease in the number of customers in the new system.

(b)	These results exclude the impact of Hurricane Katrina adjustments. In September 2005, we suspended billing for our customers in the areas most heavily affected by Hurricane Katrina. Our initial estimate of customers whose homes or businesses were damaged beyond repair and would no longer need our monitoring services was higher than our actual experience which has resulted in adjustments to reflect the first quarter 2006 reactivations of 636 retail customers. There were no reactivations related to Hurricane Katrina recorded in the first quarter of 2007.

Our actual attrition experience shows that the relationship period with any individual customer can vary significantly. Customers discontinue service with us for a variety of reasons, including relocation, service issues and cost. A portion of the acquired customer base can be expected to discontinue service every year. Any significant change in the pattern of our historical attrition experience would have a material effect on our results of operations.

We believe the presentation of RMR attrition is useful to investors because the measure is used by investors and lenders to value companies such as ours with recurring revenue streams. In addition, we believe RMR attrition information is more useful than customer attrition because it reflects the economic impact of customer losses.

In the table below, we define attrition as a ratio, the numerator of which is the gross amount of lost recurring monthly revenue for a given period, net of the adjustments described below, and the denominator of which is the average RMR for a given period. In some instances, we use estimates to derive attrition data. In the calculations directly below, we do not reduce the gross RMR lost during a period by “move in” accounts, which are accounts where a new customer moves into a home installed with our security system and vacated by a prior customer, or “competitive takeover” accounts, which are accounts where the owner of a residence monitored by a competitor requests that we provide monitoring services.

As defined above, RMR attrition by business segment at March 31, 2007 and 2006 is summarized below:

	Recurring Monthly Revenue Attrition
						March 31, 2006,
						Excluding Hurricane
	March 31, 2007			March 31, 2006		Katrina(a)
	Annualized	Trailing	Trailing	Annualized	Trailing	Annualized	Trailing
	First	Twelve	Twelve	First	Twelve	First	Twelve
	Quarter	Month	Month(a)	Quarter	Month	Quarter	Month

Retail	10.8%	12.2%	12.2%	11.5%	13.1%	11.9%	12.7%
Wholesale	25.7%	19.8%	19.8%	14.0%	20.3%	14.0%	20.0%
Multifamily	7.4%	11.8%	12.1%	7.3%	7.6%	7.3%	7.1%
Total Company	9.9%	11.3%	11.3%	9.8%	11.5%	10.1%	11.1%

(a)	These results exclude the impact of Hurricane Katrina adjustments. In September 2005, we suspended billing for our customers in the areas most heavily affected by Hurricane Katrina. Our initial estimate of customers whose homes or businesses were damaged beyond repair and would no longer need our monitoring services was higher than our actual experience which has resulted in adjustments to reflect the first three months 2006 reactivations of $17,438 retail RMR. There were no reactivations related to Hurricane Katrina recorded in the first three months of 2007.

In the table below, in order to enhance the comparability of our attrition results with those of other industry participants, many of which report attrition net of move-in accounts, we define the denominator the same as above but define the numerator as the gross amount of RMR lost for a given period reduced by RMR from move-in accounts.

	Recurring Monthly Revenue Attrition
						March 31, 2006,
						Excluding
	March 31, 2007			March 31, 2006		Hurricane Katrina(a)
	Annualized	Trailing	Trailing	Annualized	Trailing	Annualized	Trailing
	First	Twelve	Twelve	First	Twelve	First	Twelve
	Quarter	Month	Month(a)	Quarter	Month	Quarter	Month

Retail	8.5%	9.8%	9.8%	9.1%	10.5%	9.5%	10.2%
Wholesale	25.7%	19.8%	19.8%	14.0%	20.3%	14.0%	20.0%
Multifamily	7.4%	11.8%	12.1%	7.3%	7.6%	7.3%	7.1%
Total Company	8.0%	9.3%	9.4%	7.9%	9.4%	8.2%	9.0%

(a)	These results exclude the impact of Hurricane Katrina adjustments. In September 2005, we suspended billing for our customers in the areas most heavily affected by Hurricane Katrina. Our initial estimate of customers whose homes or businesses were damaged beyond repair and would no longer need our monitoring services was higher than our actual experience which has resulted in adjustments to reflect the first three months 2006 reactivations of $17,438 retail RMR. There were no reactivations related to Hurricane Katrina recorded in the first three months of 2007.

Sources of Revenue

Revenue across all of our segments is primarily generated from providing monitoring services. Monitoring revenue is generated based on contracts that we enter into with our customers. Our retail customer contracts typically have three-year initial terms for residential customers and five-year initial terms for commercial customers. Our multifamily customer contracts have initial terms that fall within a range of five to ten years and average eight years at inception. Our contracts generally also provide for automatic renewal provisions where permitted. Renewal terms are typically one year for residential and business customers and up to five years in the case of multifamily customers. If a customer cancels prior to the end of the contract term, other than in accordance with the contract, we may charge the customer the amounts that would have been paid over the remaining term of the contract, or charge an early cancellation fee. Our wholesale customer contracts are generally month-to-month. Many of our residential and commercial contracts require us to provide additional services, such as maintenance services, generating incremental revenue for us. Other revenue consists primarily of sales of burglar alarms, closed circuit television systems, fire alarms and card access control systems to commercial customers.

Costs of Revenue; Expenses

Monitoring and related services costs generally relate to the cost of providing monitoring service and include the costs of monitoring, billing, customer service and field operations. Other costs of revenue consist primarily of equipment and labor charges to install alarm systems, closed circuit television systems, fire alarms and card access control systems sold to our customers.

Selling expenses include employee compensation, benefits and recruiting for our internal sales force, advertising, customer signage, marketing materials, trade show expense and amortization of previously deferred selling costs. General and administrative expenses include lease expenses on office space, computers and other office equipment, telecommunications, costs of debt collection efforts, employee compensation and benefits, professional service fees and other miscellaneous expenses. Amortization of intangibles and depreciation includes amortization of customer accounts as well as depreciation on property and equipment.

Critical Accounting Policies

Our discussion and analysis of results of operations and financial condition are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, including those related to bad debts, inventories, investments, customer accounts, goodwill, intangible assets, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Push Down Accounting

As described in “Significant Activities — Push Down Accounting Adjustments” above, our post-acquisition financial statements were required to reflect a new basis of accounting in accordance with SEC Staff Accounting Bulletin Topic 5J, “Push Down Basis of Accounting Required in Certain Limited Circumstances.” As a result, we “pushed down” Quadrangle’s basis to a proportionate amount of our underlying assets and liabilities acquired based on the estimated fair market values of the assets and liabilities. The “pushed down” basis as of February 8, 2005 was used to value customer accounts, property and equipment, trade name, goodwill, deferred customer acquisition costs and revenue, debt, additional paid in capital and deficit as of the restructuring. Additions of assets or liabilities subsequent to February 8, 2005 are initially valued at cost.

Revenue and Expense Recognition

Revenue is recognized when security services are provided. System installation revenue, sales revenue on equipment upgrades and direct and incremental costs of installations and sales are deferred for residential customers with monitoring service contracts. For commercial customers and our national account customers, revenue recognition is dependent upon each specific customer contract. In instances when we pass title to a system, we recognize the associated revenue and costs related to the sale of the equipment in the period incurred regardless of whether the sale is accompanied by a service agreement. In cases where we retain title to the system, we defer and amortize revenue and direct costs.

Deferred system and upgrade installation revenue are recognized over the estimated life of the customer utilizing an accelerated method for our residential and commercial customers and a straight-line method for our Network Multifamily customers. Deferred costs in excess of deferred revenue are recognized utilizing a straight-line method over the initial contract term, typically two to three years for residential systems, three to five years for commercial systems and five to ten years for Network Multifamily systems. To the extent deferred costs are less than deferred revenue, such costs are recognized over the estimated life of the customer utilizing the same method as with the related deferred revenue. Therefore, a change in the estimated life of a customer pool would result in a change in the amount of previously deferred revenue that would be amortized to income but would also result in a similar change in the amount of previously deferred costs that are amortized to expense. For example, if we had determined as of January 1, 2006 that the estimated life of each pool should be shortened by one year, the amount of previously deferred revenue amortized to revenue for the year ended December 31, 2006 would have increased by $0.6 million. Similarly, the amount of previously deferred cost of revenue would have increased by $0.6 million resulting in no net impact to gross profit. The estimated life of each of our customer pools has not changed since 2002.

The table below reflects the impact of our accounting policy on the respective line items of the Statement of Operations for the three months ended March 31, 2007 and 2006. The “Total Amount Incurred” line represents the current amount of billings that were made and the current costs that were incurred for the period. We then subtract the deferral amount and add back the amortization of previous deferral amounts to determine the amount we report in the Statement of Operations.

	Three Months Ended March 31,
	2007			2006
	Revenue	Cost of	Selling	Revenue-	Cost of	Selling
	Other	Revenue-Other	Expense	Other	Revenue-Other	Expense
	(Dollar amounts in thousands)

Protection One Monitoring segment:
Total amount incurred	$11,453	$13,146	$11,205	$11,016	$12,418	$10,926
Amount deferred	(7,198)	(8,817)	(4,480)	(7,432)	(8,637)	(4,276)
Amount amortized	2,263	4,064	3,929	1,456	2,343	2,463

Amount included in Statement of Operations	$6,518	$8,393	$10,654	$5,040	$6,124	$9,113

Network Multifamily segment:
Total amount incurred	$36	$710	$493	$78	$141	$446
Amount deferred		(592)	(49)	27	(14)	(1)
Amount amortized	37	334	19	38	211	8

Amount included in Statement of Operations	$73	$452	$463	$143	$338	$453

Total Company:
Total amount incurred	$11,489	$13,856	$11,698	$11,094	$12,559	$11,372
Amount deferred	(7,198)	(9,409)	(4,529)	(7,405)	(8,651)	(4,277)
Amount amortized	2,300	4,398	3,948	1,494	2,554	2,471

Amount reported in Statement of Operations	$6,591	$8,845	$11,117	$5,183	$6,462	$9,566

In addition to the amounts reflected in the table above relating to our costs incurred to create new accounts, we also capitalized purchases of rental equipment in the amount of $0.9 million and $1.1 million for the three months ended March 31, 2007 and 2006, respectively.

The following table reflects the impact of our accounting policy on the respective line items of the Statement of Operations for the year ended December 31, 2006, the periods February 9, 2006 through December 31, 2005 and January 1, 2005 through February 8, 2005 and for the year ended December 31, 2004. The “Total amount incurred” line represents the current amount of billings that were made and the current costs that were incurred for the period. We then subtract the deferral amount and add back the amortization of previous deferral amounts to determine the amount we report on the Statement of Operations.

	Year Ended									Year Ended
	December 31, 2006			February 9 - December 31, 2005			January 1 - February 8, 2005			December 31, 2004
		Cost of			Cost of			Cost of			Cost of
	Revenue-	Revenue-	Selling	Revenue-	Revenue-	Selling	Revenue-	Revenue-	Selling	Revenue-	Revenue-	Selling
	Other	Other	Expense	Other	Other	Expense	Other	Other	Expense	Other	Other	Expense
	(Dollar amounts in thousands)
Protection One Monitoring segment:
Total amount incurred	$44,527	$54,311	$45,029	$35,532	$42,469	$36,359	$3,265	$3,663	$3,645	$34,291	$39,207	$33,647
Amount deferred	(29,092)	(38,244)	(18,059)	(24,193)	(29,947)	(15,309)	(2,147)	(2,579)	(1,470)	(20,698)	(25,075)	(14,192)
Amount amortized	7,249	11,887	11,983	3,579	5,623	5,893	798	1,487	1,550	6,496	11,678	11,575

Amount included in Statement of Operations	$22,684	$27,954	$38,953	$14,918	$18,145	$26,943	$1,916	$2,571	$3,725	$20,089	$25,810	$31,030

Network Multifamily segment:
Total amount incurred	$300	$2,539	$2,182	$167	$1,638	$1,912	$(156)	$169	$237	$695	$3,421	$2,287
Amount deferred	19	(2,016)	(176)	(167)	(1,579)	(27)	156	(160)	(9)	(619)	(3,293)	(160)
Amount amortized	179	1,087	44	88	612	28	172	734	36	1,596	6,043	338

Amount included in Statement of Operations	$498	$1,610	$2,050	$88	$671	$1,913	$172	$743	$264	$1,672	$6,171	$2,465

Total Company:
Total amount incurred	$44,827	$56,850	$47,211	$35,699	$44,107	$38,271	$3,109	$3,832	$3,882	$34,986	$42,628	$35,934
Amount deferred	(29,073)	(40,260)	(18,235)	(24,360)	(31,526)	(15,336)	(1,991)	(2,739)	(1,479)	(21,317)	(28,368)	(14,352)
Amount amortized	7,428	12,974	12,027	3,667	6,235	5,921	970	2,221	1,586	8,092	17,721	11,913

Amount reported in Statement of Operations	$23,182	$29,564	$41,003	$15,006	$18,816	$28,856	$2,088	$3,314	$3,989	$21,761	$31,981	$33,495

In addition to the amounts reflected in the table above relating to our costs incurred to create new accounts, we also capitalized purchases of rental equipment in the amount of $2.8 million and $0.8 million for the year ended December 31, 2006 and the period February 8, 2005 through December 31, 2005, respectively. No purchases of rental equipment were capitalized in the period January 1, 2005 through February 8, 2005 or for the year ended December 31, 2004.

Valuation of Intangible Assets

As discussed in “Significant Activities — Push Down Accounting Adjustments” above, because Quadrangle acquired substantially all of our common stock, resulting in a new basis of accounting, new values for intangible assets were recorded in the first quarter of 2005 based on estimates of fair market values. New values were recorded for customer accounts, trade names and goodwill.

Customer accounts were valued by segment based on a combination of (1) the income approach utilizing our projections of cash flow, operating margins and customer attrition and (2) the market approach based on available industry transaction data generally expressed as a multiple of recurring monthly revenue. Trade name values were based on the identifiable revenue associated with each segment and were valued based on the income approach. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill and trade names are tested for impairment on at least an annual basis or as circumstances warrant.

Customer accounts are tested on a periodic basis or as circumstances warrant. For purposes of this impairment testing, goodwill is considered to be directly related to the acquired customer accounts. Factors we consider important that could trigger an impairment review include the following:

•	high levels of customer attrition;

•	continuing recurring losses above our expectations; and

•	adverse regulatory rulings.

An impairment test of customer accounts would have to be performed when the undiscounted expected future operating cash flows by asset group, which consists primarily of capitalized customer accounts and related goodwill, is less than the carrying value of that asset group. An impairment would be recognized if the fair value of the customer accounts is less than the net book value of customer accounts.

We completed our annual impairment testing during the third quarter of 2006 and determined that no impairment of our non-amortizable intangible assets was required as of July 1, 2006. No impairment charge was recorded in 2005 or 2004.

Customer Account Amortization

The choice of an amortization life and method is based on our estimates and judgments about the amounts and timing of expected future revenue from customer accounts and average customer account life. Amortization methods and selected periods were determined because, in our opinion, they would adequately match amortization cost with anticipated revenue. We evaluate the appropriateness of the amortization life and method of each of our customer account pools based on the actual historical attrition experience of each pool and, when deemed necessary, perform a lifing study on our customer accounts to assist us in determining appropriate lives of our customer accounts. These analyses are needed in light of the inherent declining revenue curve over the life of a pool of customer accounts. We have identified two distinct pools of customer accounts, as shown in the table below, each of which has distinct attributes that effect differing attrition characteristics. For the Protection One Monitoring pool, the result of lifing studies indicated to us that we can expect attrition to be greatest in years one through five of asset life and that a declining balance (accelerated) method would therefore best match the future amortization cost with the estimated revenue stream from these customer pools. We switch from the declining balance method to the straight-line method in the year the straight-line method results in greater amortization expense.

Our amortization rates consider the average estimated remaining and historical projected attrition rates. The amortization method for each customer pool is as follows:

Pool	Method

Protection One Monitoring	Ten — year 135% declining balance
Network Multifamily	Nine — year straight-line

We recorded approximately $7.4 million and $32.5 million of customer account amortization for the three month period ended March 31, 2007 and the year ended December 31, 2006, respectively. We recorded approximately $32.6 million and $5.6 million of customer account amortization for the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005, respectively. This amount would change if we changed the estimated life or amortization rate for customer accounts. For example, if we had determined that the estimated remaining life as of January 1, 2006 of each customer pool should be reduced by one year, the amortization expense would have been approximately $35.2 million for the year ended December 31, 2006.

Subsequent to the Merger, we segregated our wholesale operations from our retail operations and now have three segments: Retail, Wholesale and Multifamily. In the Retail and Multifamily segments, our relationship is with the customer, and in the Wholesale segment, our relationship is with the independent alarm dealer who outsources the monitoring service of his customer to us.

The amortization rate for the IASG customer accounts is expected to be higher initially than the rate currently utilized by Protection One for its customer account base. Protection One developed its amortization rate after obtaining lifing studies in 2002 of its then existing customer account base. For the last three years, attrition rates for the IASG retain customer base have been higher than the Protection One retail attrition rates, but we expect the attrition rate on the IASG customer accounts will eventually converge with that of the Protection One existing customer base after a two to three-year transition period. The IASG retail customer base is being added to the existing Protection One branch infrastructure which will permit Protection One branch offices to manage and service the respective IASG customers. During our due diligence in connection with the Merger, we obtained a demographic study of the IASG retail customer pool based on customer locations and concluded that many of the relevant characteristics of the IASG customers were similar to the existing Protection One customer, including household income, employment status and household type. The Multifamily pool unaffected by the Merger and therefore is expected to have no change to its amortization method.

The amortization rate for dealer relationships is generally the same as that formerly utilized by IASG. The IASG wholesale business will be combined with Protection One’s existing wholesale business and will operate separately from other divisions of the combined company, resulting in an expected amortization rate consistent with IASG’s historical amortization rate.

The amortization method for each customer and dealer pool subsequent to the Merger is expected to be as follows:

Pool	Method

Customer Accounts:
Retail — existing Protection One	Ten-year 135% declining balance
Retail — IASG	Nine-year 150% declining balance
Multifamily	Nine-year straight-line
Dealer Relationships:
Wholesale — IASG	Fifteen-year 150% declining balance

We conduct comprehensive reviews of our attrition experience on an ongoing basis and adjust the estimated lives of our customer accounts and dealer relationships as needed.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. Significant management judgment is required in determining our provision for income taxes and our deferred tax assets and liabilities. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered. To the extent we believe that recovery is not likely, we must establish a valuation allowance. We believe that recovery of our deferred tax assets is not likely and therefore the deferred tax assets are fully reserved through the valuation allowance. See “Risk Factors — Risks Related to Our Business — Our ability to utilize our net operating loss carryforwards may be limited by this offering.”

We currently do not expect to be in a position to record tax benefits for losses incurred in the future.

In June 2006, the FASB issued FASB Interpretation (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. The cumulative effect, if any, of applying FIN 48 is to be reported as an adjustment to the opening balance of retained earnings in the year of adoption. Our adoption of this interpretation on January 1, 2007 did not have any impact on our consolidated financial statements.

New Accounting Standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. SFAS 159 permits the measurement of specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. We do not anticipate that adoption of this statement will have a material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands required disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We do not anticipate that adoption of this statement will have a material impact on our consolidated financial statements.

Results of Operations

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

Monitoring and related services revenue increased approximately $0.6 million or 1.0% in the first quarter of 2007 compared to the first quarter of 2006, reflecting a modest increase in recurring monthly revenue. Cost of monitoring and related services revenue increased $1.4 million or 8.0% in the first quarter of 2007 compared to the first quarter of 2006, primarily due to an increase in service job costs. See “Monitoring and Related Services Margin,” above, for additional information related to the increase in the cost of monitoring and related services revenue. Interest expense for the first quarter of 2007 includes approximately $1.5 million of amortized debt discounts compared to approximately $1.3 million for the first quarter of 2006.

Protection One Monitoring Segment

The table below presents operating results for the Protection One Monitoring segment for the periods presented. Next to each period’s results of operations, we provide the relevant percentage of total revenue so you can make comparisons about the relative change in revenue and expenses.

	Three Months Ended March 31,
	2007		2006
	(Dollar amounts in thousands)

Revenue:
Monitoring and related services	$53,999	89.2%	$52,720	91.3%
Other	6,518	10.8	5,040	8.7

Total revenue	60,517	100.0	57,760	100.0
Cost of revenue (exclusive of amortization and depreciation shown below):
Monitoring and related services	16,955	28.0	15,543	26.9
Other	8,393	13.9	6,124	10.6

Total cost of revenue (exclusive of amortization and depreciation shown below)	25,348	41.9	21,667	37.5
Selling expense	10,654	17.7	9,113	15.8
General and administrative expense	14,184	23.4	14,802	25.6
Amortization of intangibles and depreciation expense	7,941	13.1	9,468	16.4

Total operating expenses	32,779	54.2	33,383	57.8

Operating income	$2,390	3.9%	$2,710	4.7%

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006.  We had a net increase of 176 customers in the first quarter of 2007 compared to a net increase of 5,306 customers in the first quarter of 2006. We experienced a small net increase in wholesale customers which offsets our slight decrease in retail customers. The average customer base for the first quarter of 2007 and 2006 was 700,961 and 697,408, respectively, or an increase of 3,553 customers. We are currently focused on reducing attrition, developing cost effective marketing programs and generating positive cash flow. The change in Protection One Monitoring’s customer base for the period is shown below.

	Three Months Ended
	March 31,
	2007	2006

Beginning Balance, January 1	700,873	694,755
Customer additions, excluding wholesale	12,975	13,317
Customer losses, excluding wholesale(a)	(13,589)	(14,329)
Change in wholesale customer base and other adjustments	790	6,318

Ending Balance, March 31	701,049	700,061

(a)	Customer losses in 2006 is net of reactivation of 636 customers that were affected by Hurricane Katrina.

The following table provides a roll-forward of RMR (beginning RMR, additions, losses, price changes and other changes and ending RMR) for our Protection One Monitoring segment for the periods indicated (dollars in thousands).

	Three Months Ended
	March 31,
	2007	2006

Beginning RMR balance	$17,392	$17,149
RMR additions	523	500
RMR losses(a)(b)	(449)	(469)
Price increases and other	45	18
Net change in wholesale	(1)	(19)

Ending RMR balance	$17,510	$17,179

(a)	RMR losses includes price decreases

(b)	In September 2005, we suspended billing for our customers in the areas most heavily affected by Hurricane Katrina. Our initial estimate of customers whose homes or businesses were damaged beyond repair and would no longer need our monitoring services was higher than our actual experience which has resulted in adjustments to reflect the first three months 2006 reactivations of $17 RMR in our Retail segment. RMR losses in our Retail segment for the first three months of 2006 would have been $486 without adjusting for the reactivations. There were no reactivations related to Hurricane Katrina recorded in the first three months of 2007.

This revenue consists primarily of contractual revenue derived from providing monitoring and maintenance services. See “Business Metrics — Recurring Monthly Revenue,” above, for additional information and discussion regarding the increase in recurring monthly revenue and an RMR roll-forward schedule by post-Merger segment and in total.

Monitoring and related services revenue increased 2.4% in the first quarter of 2007 compared to the first quarter of 2006, primarily due to an increase in recurring monthly revenue as well as an increase in service job revenue and lease revenue from non-monitored systems. See “Business Metrics — Recurring Monthly Revenue,” above, for additional information and discussion regarding the increase in recurring monthly revenue. This revenue consists primarily of contractual revenue derived from providing monitoring and maintenance service.

Other revenue includes $2.3 million in amortization of previously deferred revenue for the first quarter of 2007 and $1.5 million in the first quarter of 2006. We also experienced an increase in outright commercial sales in the first quarter of 2007 compared to the first quarter of 2006. This revenue is generated from our internal installations of new alarm systems and consists primarily of sales of burglar alarms, closed circuit televisions, fire alarms and card access control systems to commercial customers, as well as amortization of previously deferred revenue.

Cost of monitoring and related services revenue increased by approximately 9.1% in the first quarter of 2007 compared to the first quarter of 2006, primarily due to an approximately $0.8 million increase in service job costs, including increased labor, materials and fuel costs. In addition, we have experienced an increase in service costs that we believe is partly attributable to the relatively higher costs of servicing our growing commercial account base and to maintaining and upgrading systems required to provide cellular-based monitoring services. Monitoring costs include the costs of monitoring, billing, customer service and field operations. Cost of monitoring and related services revenue as a percentage of the related revenue in the first quarter of 2007 increased to 31.4% from 29.5% in the first quarter of 2006. See “Monitoring and Related Services Margin” above, for additional information related to the increase in the cost of monitoring and related services revenue.

Cost of other revenue includes $4.1 million in amortization of previously deferred customer acquisition costs for the first quarter of 2007 and $2.3 million in the first quarter of 2006. We also experienced an increase in cost of other revenue related to the increase in outright commercial sales in the first quarter of 2007 compared to the first quarter of 2006. These costs consist primarily of equipment and labor charges to install alarm systems, closed circuit televisions, fire alarms and card access control systems sold to our customers, as well as amortization of previously deferred customer acquisition costs.

Selling expense includes $3.9 million in amortization of previously deferred customer acquisition costs for the first quarter of 2007 and $2.5 million in the first quarter of 2006. In general, other selling expense has increased over 2006 levels primarily due to an increase in the number of sales managers and supervisors and an increase in sales activities.

General and administrative expense in the first quarter of 2007 decreased 4.2% compared to the first quarter of 2006. A decrease in account solicitation litigation expense of $0.3 million and a $0.2 million decrease in printing and postage expense related to customer mailings are primarily responsible for the decrease in general and administrative expense.

Amortization of intangibles and depreciation expense decreased in the first quarter of 2007 compared to the first quarter of 2006 as a result of some vehicles and software that were revalued at the time Quadrangle acquired its interest in us, becoming fully depreciated in 2006. Depreciation on assets acquired after the first quarter of 2006 is less than the depreciation on assets that have become fully depreciated since the end of that same period.

Network Multifamily Segment

The following table provides information for comparison of the Network Multifamily segment operating results for the periods presented. Next to each period’s results of operations, we provide the relevant percentage of total revenue so that you can make comparisons about the relative change in revenue and expenses.

	Three Months Ended March 31,
	2007		2006
	(Dollar amounts in thousands)

Revenue:
Monitoring and related services	$8,093	99.1%	$8,773	98.4%
Other	73	0.9	143	1.6

Total revenue	8,166	100.0	8,916	100.0
Cost of revenue (exclusive of amortization and depreciation shown below):
Monitoring and related services	1,825	22.4	1,853	20.8
Other	452	5.5	338	3.8

Total cost of revenue (exclusive of amortization and depreciation shown below)	2,277	27.9	2,191	24.6
Selling expense	463	5.7	453	5.1
General and administrative expense	1,865	22.8	1,755	19.7
Consolidation costs	—	—	20	0.2
Amortization of intangibles and depreciation expense	1,579	19.3	1,617	18.1

Total operating expenses	3,907	47.8	3,845	43.1

Operating income	$1,982	24.3%	$2,880	32.3%

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006.  We had a net decrease of 3,179 customers in the first quarter of 2007 compared to a net decrease of 5,071 customers in the first quarter of 2006. Beginning in December 2006, the number of customer accounts is reduced by retail sites at risk. Customer losses without the at-risk adjustment would have been 4,189 in the first quarter of 2007. The average customer base was 291,550 for the first quarter of 2007 compared to 315,507 for the first quarter of 2006. The change in Network Multifamily’s customer base for each of these periods is shown below.

	Three Months
	Ended
	March 31,
	2007	2006

Beginning Balance, January 1,	293,139	318,042
Customer additions	2,028	752
Customer losses	(5,207)	(5,823)

Ending Balance, March 31,	289,960	312,971

The following table provides a roll-forward of RMR (beginning RMR, additions, losses, price changes and other changes and ending RMR) for our Multifamily segment for the periods indicated (dollars in thousands).

	Three Months Ended
	March 31,
	2007	2006

Beginning RMR balance	$2,596	$2,724
RMR additions	17	10
RMR losses(a)	(76)	(55)
Price increases and other	14	29

Ending RMR balance	$2,551	$2,708

(a)	RMR losses include price decreases

This revenue consists primarily of contractual revenue derived from providing monitoring and maintenance services. See “Business Metrics — Recurring Monthly Revenue,” above, for additional information and discussion regarding the decrease in recurring monthly revenue and an RMR roll-forward schedule by post-Merger segment and in total.

Monitoring and related services revenue decreased 7.7% in the first quarter of 2007 compared to the first quarter of 2006. This decrease is the result of the decline in our customer base as well as a decrease in service job revenue and balance of contract revenue. This revenue consists primarily of contractual revenue derived from providing monitoring and maintenance service.

Other revenue includes approximately $37,000 in amortization of previously deferred revenue for the first quarter of 2007 and approximately $38,000 in the first quarter of 2006. The decrease in other revenue is primarily due to a decrease in revenue from the sale of access control systems.

Cost of monitoring and related services revenue generally relates to the cost of providing monitoring service including the costs of monitoring, customer service and field operations. These costs were essentially unchanged, however, cost of monitoring and related services revenue as a percentage of related revenue increased to 22.5% in the first quarter of 2007 from 21.1% in the first quarter of 2006 due to the decrease in such revenue.

Cost of other revenue increased by approximately $0.1 million in the first quarter of 2007 compared to the same period of 2006. These costs consist primarily of the costs to install access control systems and amortization of installation costs previously deferred. The increase is due primarily to an increase in amortization of previously deferred costs of approximately $0.1 million.

Selling expense for the first quarter of 2007 increased 2.2% compared to the first quarter of 2006. Selling expenses include approximately $19,000 in amortization of previously deferred customer acquisition costs for the first quarter of 2007 and approximately $8,000 in the first quarter of 2006.

General and administrative expense in the first quarter of 2007 was 6.3% higher than in the first quarter of 2006. Increases in wages and related expense, travel and entertainment and professional services are primarily responsible for the increase.

Amortization of intangibles and depreciation expense for the first quarter of 2007 decreased 2.4% compared to the first quarter of 2006 because depreciation on assets acquired after the first quarter of 2006 is less than depreciation on assets that have become fully depreciated since the end of that same period.

Fiscal Years 2006, 2005 and 2004

Protection One Consolidated

For the year ended December 31, 2006, we incurred a consolidated net loss of $17.4 million or loss per share of common stock of $0.95. For the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005, we incurred consolidated net losses of $15.6 million and $11.4 million, respectively, or losses per share of common stock of $0.86 and $5.80, respectively. For the year ended December 31, 2004, we incurred a consolidated net loss of $323.9 million, or loss per share of common stock of $164.78. We recorded an operating profit in 2006 and for the period February 9, 2005 through December 31, 2005 of $19.1 million and $21.3 million, respectively. These operating profits are primarily the result of reduced amortization of customer accounts related to the push down accounting described in “Significant Activities — Push Down Accounting Adjustments” above, and a reduction in general and administrative expenses from pre-push down periods. Prior to the push down accounting, we recorded operating losses. Net interest expense of $35.9 million and recapitalization costs of $4.5 million contributed to the net loss for the year ended December 31, 2006. Net interest expense of $30.6 million and a loss on retirement of debt of $6.7 million contributed to the net loss for the period February 9, 2005 through December 31, 2005. The net loss in the period January 1, 2005 through February 8, 2005 includes $5.9 million for change in control and debt restructuring costs. The loss in 2004 includes net income tax expense of $239.6 million, primarily due to a valuation allowance established on our deferred tax assets and also includes $24.4 million in change in control and debt restructuring transaction-related costs and $3.5 million in retention bonuses.

Monitoring and related services revenue increased slightly (less than 1%) in 2006, primarily as a result of our improved customer retention, price increases implemented during 2005, an increase in commercial RMR and an increase in RMR in the BellSouth region. Cost of monitoring and related services revenue increased approximately 3.1% in 2006 compared to 2005. Monitoring and related services margin as a percentage of related revenue was at or above 71% in 2006, 2005 and 2004. Our monitoring and related services gross margin percentage has decreased slightly from the prior period due to several factors, the impact of which we expect to continue into the near to medium term, including: (i) increased royalty fees paid to BellSouth as we expand our customer base in the alliance territory covering 17 of the larger metropolitan markets within the nine southeastern states in which BellSouth operates, (ii) increased third party costs for cellular service due to the growing number of customers who choose to have primary or back-up cellular monitoring service, and (iii) increased percentage of commercial customers in our customer base who choose enhanced services, such as open/close and fire inspections which typically have lower gross margins than our standard monitoring services. Net interest expense in 2006 increased approximately 2.0% due primarily to the April 2006 add-on financing, described in Note 7 — “Debt and Capital Leases” to our consolidated financial statements incorporated by reference and included elsewhere in this prospectus, and increases in interest rates for our variable rate borrowings. Interest expense includes approximately $5.5 million and $6.4 million of amortized debt discounts for the year ended December 31, 2006 and the period February 9, 2005 through December 31, 2005, respectively.

Protection One Monitoring

We present the table below to show how Protection One Monitoring’s operating results have changed over the periods presented. Next to each period’s results of operations, we provide the relevant percentage of total revenue so that you can make comparisons about the relative change in revenue and expenses. As a result of the push down accounting adjustments described in “Significant Activities — New Basis of Accounting” above, the information in post-push down periods (year ended December 31, 2006 and period February 9, 2005 through December 31, 2005) and the pre-push down periods (period January 1, 2005 through February 8, 2005 and year ended December 31, 2004) presented in the following table may not be comparable.

	Year Ended		February 9 Through		January 1 Through		Year Ended
	December 31,		December 31,		February 8,		December 31,
	2006		2005		2005		2004
	(Dollar amounts in thousands)
Revenue
Monitoring and related services	$213,472	90.4%	$187,857	92.6%	$22,564	92.2%	$211,424	91.3%
Other	22,684	9.6	14,918	7.4	1,916	7.8	20,089	8.7

Total Revenue	236,156	100.0	202,775	100.0	24,480	100.0	231,513	100.0
Cost of revenue (exclusive of amortization and depreciation shown below)
Monitoring and related services	64,140	27.2	55,498	27.4	6,627	27.1	61,762	26.7
Other	27,954	11.8	18,145	8.9	2,571	10.5	25,810	11.1

Total cost of revenue (exclusive of amortization and depreciation shown below)	92,094	39.0	73,643	36.3	9,198	37.6	87,572	37.8
Operating Expenses
Selling expenses	38,953	16.5	26,943	13.3	3,725	15.2	31,030	13.4
General and administrative expenses	55,974	23.7	48,845	24.1	6,922	28.3	61,096	26.4
Change in control and debt restructuring costs	—	—	—	—	5,939	24.3	22,839	9.9
Recapitalization costs	4,452	1.9	—	—	—	—		—
Amortization of intangibles and depreciation expense	35,238	14.9	37,954	18.7	6,112	24.9	73,560	31.8

Total operating expenses	134,617	57.0	113,742	56.1	22,698	92.7	188,525	81.5

Operating profit (loss)	$9,445	4.0%	$15,390	7.6%	$(7,416)	(30.3)%	$(44,584)	(19.3)%

2006 Compared to 2005.  Protection One Monitoring had a net increase of 6,118 customers in 2006 compared to a net decrease of 4,848 customers in 2005. Protection One Monitoring’s net increase of 15,263 wholesale customers exceeded the net decrease of 9,145 retail customers. The average customer base was 697,814 for 2006 compared to 697,179 for 2005.

Further analysis of the change in the Protection One Monitoring customer account base is shown in the table below.

	2006	2005	2004

Beginning Balance, January 1,	694,755	699,603	712,491
Customer additions, excluding wholesale	54,574	53,974	52,584
Customer losses, excluding wholesale(a)	(62,201)	(69,620)	(70,178)
Changes in wholesale customer and other adjustments(b)	13,745	10,798	4,706

Ending Balance, December 31,	700,873	694,755	699,603

(a)	2005 includes estimated customer losses of 2,738 resulting from Hurricane Katrina

(b)	2005 includes estimated wholesale customer losses of 379 resulting from Hurricane Katrina.

The following table provides a roll-forward of RMR (beginning RMR, additions, losses, price changes and other changes and ending RMR) for our Protection One Monitoring segment for the periods indicated (dollars in thousands):

	For the Year Ended December 31,
	2006	2005	2004

Beginning RMR balance	$17,149	$17,112	$17,255
RMR additions	2,111	1,907	1,729
RMR losses(a)(b)	(2,037)	(2,178)	(2,179)
Price increases and other	126	291	255
Net change in wholesale	45	17	52

Ending RMR balance	$17,394	$17,149	$17,112

(a)	RMR losses includes price decreases

(b)	In September 2005, we suspended billing for our customers in the areas most heavily affected by Hurricane Katrina. Our initial estimate of customers whose homes or businesses were damaged beyond repair and would no longer need our monitoring services was higher than our actual experience which has resulted in adjustments to reflect 2006 reactivations of $22 RMR in our retail segment. RMR losses in our retail segment for 2006 would have been $2,059 without adjusting for the reactivations. We made adjustments for losses in 2005 in the amount of $72. RMR losses for 2005 would have been $2,106 without the Hurricane Katrina adjustments. There were no adjustments related to Hurricane Katrina recorded in 2004.

This revenue consists primarily of contractual revenue derived from providing monitoring and maintenance services. See “Business Metrics — Recurring Monthly Revenue,” above, for additional information and discussion regarding the increase in recurring monthly revenue and an RMR roll-forward schedule by post-Merger segment and in total.

Monitoring and related service revenue increased 1.4% in 2006 compared to 2005. We believe our focus on customer retention coupled with price increases and growth in our commercial customer base contributed to the increase. This revenue consists primarily of contractual revenue derived from providing monitoring and maintenance service.

Other revenue includes $7.2 million in amortization of previously deferred revenue for the year ended December 31, 2006 compared to $3.6 million and $0.8 million for the post-push down and pre-push down periods in 2005, respectively. In 2006, we experienced a $3.2 million increase in outright commercial sales arrangements which result in immediate revenue recognition. Other revenue is generated from our internal installations of new alarm systems and consists primarily of sales of burglar alarms, closed circuit television systems, fire alarms and card access control systems to commercial customers, as well as amortization of previously deferred revenue.

Cost of monitoring and related services revenue increased 3.2% in 2006 compared to 2005. These costs generally relate to the cost of providing monitoring service and include the costs of monitoring, billing, customer service and field operations. Cost of monitoring and related services revenue as a percentage of the related revenue increased to 30.0% in 2006 from 29.5% in 2005. See “Monitoring and Related Services Margin” above, for additional information related to the increase in the cost of monitoring and related services revenue.

Cost of other revenue includes $11.9 million in amortization of previously deferred customer acquisition costs for the year ended December 31, 2006 compared to $5.6 million and $1.5 million for the post-push down and pre-push down periods in 2005, respectively. We also experienced a $1.8 million increase in cost of other revenue for our outright commercial sales in 2006 compared to 2005. Cost of other revenue consists primarily of equipment and labor charges to install alarm systems, CCTV systems, fire alarms and card access control systems sold to our customers, as well as amortization of previously deferred customer acquisition costs.

Selling expense includes $12.0 million in amortization of previously deferred customer acquisition costs for the year ended December 31, 2006 compared to $5.9 million and $1.5 million for the post-push down and pre-push down periods in 2005, respectively. Other selling expenses have increased over 2005 levels by approximately $3.7 million due to increases in wages, benefits, commissions and other expenses related to an increase in the number of sales managers and salespeople in our internal sales force.

General and administrative expense increased slightly (less than 0.5%) in 2006 compared to 2005. An increase in bad debt expense of $1.1 million was partially offset by a reduction in outside legal services of $0.9 million. In addition, share-based compensation, exclusive of those costs reflected as recapitalization costs, of approximately $1.4 million was expensed in 2006 because we adopted SFAS 123R as of January 1, 2006. Expense related to share-based compensation was not required in 2005. Share-based compensation costs and increases in other general and administrative expenses were offset by expense allocated to Network Multifamily for the cost of administrative functions absorbed by Protection One Monitoring as part of the Network Multifamily consolidation. The period January 1, 2005 through February 8, 2005 includes $0.4 million in retention bonus expense. Excluding the impacts of share-based compensation in 2006 and of the retention bonus expense in 2005, general and administrative expenses declined approximately $0.8 million in 2006 compared to 2005.

Recapitalization costs in 2006 include approximately $1.2 million in fees to third party consultants in connection with the amendment to the Senior Credit Agreement and approximately $3.2 million related to the compensatory make-whole payment described in “Significant Activities — Recapitalization and Dividend,” above.

Change in control and debt restructuring costs for the 2005 pre-push down period include $5.6 million in fees paid upon completion of the restructuring as well as legal and other fees related to the debt restructuring.

Amortization of intangibles and depreciation expense for the year ended December 31, 2006 includes amortization of customer accounts over a ten-year life on an accelerated basis and depreciation of fixed assets on a straight-line basis over the useful life of the asset. Annual amortization expense of customer accounts has decreased in the post push down period due to a push down adjustment reducing the gross customer account asset that is being amortized.

2005 compared to 2004.  We had a net decrease of 4,848 customers in 2005, compared to a net decrease of 12,888 customers in 2004. Our net increase of 11,861 wholesale customers was exceeded by the net decrease in retail customers, including those lost due to Hurricane Katrina. The average customer base was 697,179 for 2005 compared to 706,047 for 2004. Net losses of customer accounts materially and adversely affect our financial condition and results of operations.

Monitoring and related service revenue was not impacted by the push down accounting adjustments and decreased less than 1% in 2005 compared to 2004. We believe our focus on customer retention coupled with price increases in 2004 and 2005 resulted in a slowdown in the loss of monitoring and related service revenue. This revenue consists primarily of contractual revenue derived from providing monitoring and maintenance service.

Other revenue includes $3.6 million and $0.8 million in amortization of previously deferred revenue for the post-push down and pre-push down periods in 2005, respectively, and $6.5 million for 2004. In 2005, we experienced a $1.1 million decrease in outright commercial sales arrangements which resulted in immediate revenue recognition. Other revenue is generated from our internal installations of new alarm systems and consists primarily of sales of burglar alarms, closed circuit television systems, fire alarms and card access control systems to commercial customers, as well as amortization of previously deferred revenue.

Cost of monitoring and related services revenue was not impacted by the push down account adjustments and increased less than 1% in 2005 compared to 2004. These costs generally relate to the cost of providing monitoring service and include the costs of monitoring, billing, customer service and field operations. Cost of monitoring and related services revenue as a percentage of the related revenue increased to 29.5% in 2005 from 29.2% in 2004.

Cost of other revenue includes $5.6 million and $1.5 million in amortization of previously deferred customer acquisition costs for the post-push down and pre-push down periods in 2005, respectively, and $11.7 million for 2004. We also experienced a $0.5 million decrease in cost of other revenue related to the decrease in outright commercial sales in 2005 compared to 2004. Cost of other revenue consists primarily of equipment and labor charges to install alarm systems, CCTV systems, fire alarms and card access control systems sold to our customers, as well as amortization of previously deferred customer acquisition costs.

Selling expense includes $5.9 million and $1.5 million in amortization of previously deferred customer acquisition costs for the post-push down and pre-push down periods in 2005, respectively, and $11.6 million for 2004. Other selling expenses increased over 2004 levels by approximately $3.4 million due to increases in wages, benefits, commissions and other expenses related to an increase in the number of salespeople.

General and administrative expense decreased in 2005, generally due to a $1.6 million reduction in insurance premiums, primarily related to director and officer policies and general and professional liability policies and a $2.1 million reduction in system charges. As of December 31, 2004 (with respect to human resources software) and February 17, 2005 (with respect to financial systems software), we no longer incur system processing charges from our former parent company related to our usage of its software. Insurance premium reductions are a result of our improved financial condition, including the debt restructuring activities, which were found favorable by insurance markets. The 2005 pre-push down period includes $0.4 million in retention bonus expense and 2004 includes $2.8 million in retention bonus expense.

Change in control and debt restructuring costs for the 2005 pre-push down period include $5.6 million in fees paid upon completion of the restructuring as well as legal and other fees related to the debt restructuring. In 2004 we made change of control payments to executive officers in the amount of $9.5 million, incurred $1.6 million in expenses for the write-off of director and officer insurance upon the change of control in February 2004, paid $3.5 million to the advisor to our board of directors and incurred approximately $8.2 million for legal and advisory fees related to the sale and restructuring efforts.

Amortization of intangibles and depreciation expense for the post-push down period is based on the newly recorded values of the customer accounts and fixed assets and their associated estimated remaining lives, which resulted in a decrease of $31.9 million in amortization of customer accounts for 2005. The remaining lives of fixed assets were generally decreased which resulted in an increase of $2.4 million in depreciation expense in 2005. The customer accounts are amortized over a ten-year life on an accelerated basis while the remaining asset lives for the components of fixed assets have generally been shortened.

Network Multifamily

The following table provides information for comparison of the Network Multifamily operating results for the periods presented. Next to each year’s results of operations, we provide the relevant percentage of total revenue so that comparisons about the relative change in revenue and expenses can be made. As a result of the push down accounting adjustments described in “Significant Activities — Push Down Accounting Adjustments” above, the post-push down results for the year ended December 31, 2006 and period February 9, 2005 through December 31, 2005 may not be comparable to the pre-push down results for the period January 1, 2005 through February 8, 2005 and the year ended December 31, 2004.

In August 2005, Network Multifamily and Protection One began efforts to consolidate management and other functions. Approximately forty positions were eliminated at Network Multifamily, including the President, Senior Vice President-Sales, Senior Vice President-Legal and Vice President-Finance. Approximately $2.3 million in severance and retention costs were expensed for the year ended December 31, 2005. In addition, Network Multifamily completed conversion of its billing system to Mastermind, which is the billing system used by POAMI. and conversion of its general ledger, inventory management, accounts payable and payroll software to Lawson, which is the same software currently used by POAMI.

			February 9 Through		January 1 Through		Year Ended
	Year Ended December 31, 2006		December 31, 2005		February 8, 2005		December 31, 2004
	(Dollar amounts in thousands)
Revenue
Monitoring and related services	$33,898	98.5%	$31,618	99.7%	$3,891	95.8%	$36,074	95.6%
Other	498	1.5	88	0.3	172	4.2	1,672	4.4

Total Revenue	34,396	100.0	31,706	100.0	4,063	100.0	37,746	100.0
Cost of revenue (exclusive of amortization and depreciation shown below)
Monitoring and related services	7,683	22.3	6,745	21.3	773	19.0	7,836	20.8
Other	1,610	4.7	671	2.1	743	18.3	6,171	16.3

Total cost of revenue (exclusive of amortization and depreciation shown below)	9,293	27.0	7,416	23.4	1,516	37.3	14,007	37.1
Operating Expenses
Selling expenses	2,050	6.0	1,913	6.0	264	6.5	2,465	6.5
General and administrative expenses	6,939	20.2	8,313	26.2	1,182	29.1	10,281	27.2
Change in control and debt restructuring costs	—	—	—	—	—	—	1,543	4.1
Corporate consolidation costs	20	—	2,339	7.4	—	—	—	—
Amortization of intangibles and depreciation expense	6,429	18.7	5,788	18.3	526	12.9	4,895	13.0

Total operating expenses	15,438	44.9	18,353	57.9	1,972	48.5	19,184	50.8

Operating income	$9,665	28.1%	$5,937	18.7%	$575	14.2%	$4,555	12.1%

2006 compared to 2005.  Excluding conversion adjustments described below, Network Multifamily had a net decrease of 20,310 customers in 2006 as compared to a net decrease of 11,339 customers in 2005. The “Conversion adjustments” line item in the table below reflects the impact of the conversion of our billing system to our new technology platform, MAS. Customers are defined differently in the new system and the result is a decrease in the number of customers in the new system. The number of “customers” in the legacy billing system included the total number of contracts associated with a site, whereas “customers” in the new billing system reflect only one customer per site regardless of the number of contracts associated with that site. Network Multifamily identified a 1,129 decrease in the number of customers in 2005 and, in the second quarter 2006, identified the existence of duplicate accounts resulting in an additional decrease of 4,593 customers for a total decrease of 5,722 customers from the conversion. There was no impact on either revenue or accounts receivable resulting from conversion adjustments. Network Multifamily had more rental units eligible for renewal from property contracts in 2006 compared to 2005 which we believe has resulted in the increase in customer losses in 2006 reflected in the table below. Demand for our services from owners and managers of multifamily properties has been negatively affected by the increasing preference of occupants of multifamily units to subscribe only for cellular telephone services and not for traditional telephone service, which our alarm systems have historically used to transport alarm signals to our monitoring center. We began marketing a new product in the third quarter of 2005 which will allow monitoring of multifamily units without a landline in each unit, which we believe will improve the rate of site additions. The average Network Multifamily customer base was 305,591 for 2006 compared to 324,276 for 2005. The change in Network Multifamily’s customer base for the period is shown below.

	Year Ended December 31,
	2006	2005	2004

Beginning Balance, January 1,	318,042	330,510	335,829
Customer additions	14,726	9,444	16,103
Customer losses(a)	(35,036)	(20,783)	(21,422)
Conversion adjustments	(4,593)	(1,129)	—

Ending Balance	293,139	318,042	330,510

(a)	Customer losses in 2006 are net of reactivation of 969 customers that were affected by Hurricane Katrina and 2005 includes estimated customer losses of 1,556 resulting from Hurricane Katrina.

The following table provides a roll-forward of RMR (beginning RMR, additions, losses, price changes and other changes and ending RMR) for our Network Multifamily segment for the periods indicated (dollars in thousands):

	For the Year Ended December 31,
	2006	2005	2004

Beginning RMR balance	$2,724	$2,796	$2,834
RMR additions	151	91	161
RMR losses(a)(b)	(338)	(257)	(269)
Price increases and other	90	94	70

Ending RMR balance	$2,627	$2,724	$2,796

(a)	RMR losses includes price decreases

(b)	In September 2005, we suspended billing for our customers in the areas most heavily affected by Hurricane Katrina. Our initial estimate of customers whose homes or businesses were damaged beyond repair and would no longer need our monitoring services was higher than our actual experience which has resulted in adjustments to reflect 2006 reactivations of $9 RMR in our multifamily segment. RMR losses in our multifamily segment for 2006 would have been $347 without adjusting for the reactivations. We made adjustments for losses in 2005 in the amount of $15. RMR losses for 2005 would have been $241 without the Hurricane Katrina adjustments. There were no adjustments related to Hurricane Katrina recorded in 2004.

This revenue consists primarily of contractual revenue derived from providing monitoring and maintenance services. See “Business Metrics — Recurring Monthly Revenue,” above, for additional information and discussion regarding the increase in recurring monthly revenue and an RMR roll-forward schedule by post-Merger segment and in total.

Monitoring and related services revenue decreased 4.5% in 2006 compared to 2005 as a result of the decline in the customer base. This revenue consists primarily of contractual revenue derived from providing monitoring and maintenance service.

Other revenue includes $0.2 million in amortization of previously deferred revenue for the year ended December 31, 2006 compared to $0.1 million and $0.2 million for the post-push down and pre-push down periods in 2005, respectively. This revenue consists primarily of amortization of previously deferred revenue associated with the installation of alarm systems and revenue from the sale of access control systems.

Cost of monitoring and related services revenue increased 2.2% in 2006 compared to 2005. This cost includes monitoring, billing, customer service and field operations related to providing our monitoring services. Cost of monitoring and related services revenue as a percentage of the related revenue increased to 22.7% in 2006 from 21.2% in 2005.

Cost of other revenue includes $1.1 million in amortization of previously deferred customer acquisition costs for the year ended December 31, 2006 compared to $0.6 million and $0.7 million in the post-push down and pre-push down periods in 2005, respectively. This cost also includes the cost to install access control systems.

Selling expense includes approximately $44.0 thousand in amortization of previously deferred customer acquisition costs for the year ended December 31, 2006 compared to $28.0 thousand and $36.0 thousand for the post-push down and pre-push down periods in 2005, respectively. Other selling expense decreased approximately 5.1% in 2006 compared to 2005 due in part to the corporate consolidation efforts described above.

General and administrative expense decreased approximately 26.9% in 2006 compared to 2005 primarily due to the corporate consolidation efforts described above.

Corporate consolidation costs include severance and retention payments for those employees whose responsibilities were consolidated into the parent company.

Amortization of intangibles and depreciation expense represents amortization of customer accounts over a nine-year life and depreciation of fixed assets over their useful life on a straight-line basis.

2005 compared to 2004.  Excluding conversion adjustments described above, we had a net decrease of 11,339 customers in 2005 compared to a net decrease of 5,319 customers in 2004. This decrease is due primarily to fewer customer additions. Demand for our services from owners and managers of multifamily properties was negatively affected by the increasing preference of occupants of multifamily units to subscribe only for cellular telephone services and not for traditional telephone service, which our alarm systems have historically used to transport alarm signals to our monitoring center. We are marketing a new product which will allow monitoring of multifamily units without a landline in each unit, which we believe will improve the rate of site additions. The average customer base was 324,276 for 2005 compared to 333,170 for 2004.

Monitoring and related service revenue was not impacted by the push down accounting adjustments and decreased 1.6% in 2005 compared to 2004. This revenue consists primarily of contractual revenue derived from providing monitoring and maintenance service. The decline was due to the decrease in the customer base and a decrease in repair billings.

Other revenue includes $0.1 million and $0.2 million in amortization of previously deferred revenue for the post-push down and pre-push down periods in 2005, respectively, and $1.6 million for 2004. This revenue consists primarily of amortization of previously deferred revenue associated with the installation of alarm systems and revenue from the sale of access control systems.

Cost of monitoring and related services revenue was not impacted by the push down accounting adjustments and generally relates to the cost of providing monitoring service and includes the costs of monitoring, billing, customer service and field operations. This cost decreased approximately 4.1% in 2005 compared to 2004. Cost of monitoring and related service revenue as a percentage of the related revenue decreased to 21.2% in 2005 from 21.7% in 2004.

Cost of other revenue includes $0.6 million and $0.7 million in amortization of previously deferred customer acquisition costs for the post-push down and pre-push down periods in 2005, respectively, and $6.0 million for 2004. This cost also includes the cost to install access control systems.

Selling expense includes approximately $28.0 thousand and $36.0 thousand in amortization of previously deferred customer acquisition costs for the post-push down and pre-push down periods in 2005, respectively, and $0.3 million for 2004. Other selling expenses remained consistent with 2004 expenses.

General and administrative expense decreased in 2005 generally due to the consolidation efforts described above.

Change in control and debt restructuring expense for 2004 include change in control payments made as a result of the sale by Westar.

Corporate consolidation costs for the post-push down period in 2005 include severance and retention payments expense for those employees whose responsibilities were consolidated into the parent company.

Amortization of intangibles and depreciation expense for the post-push down period is based on the newly recorded values of the customer accounts and fixed assets and their associated estimated remaining lives. The customer accounts were amortized over a nine year life on a straight-line basis, while the remaining asset lives for the components of fixed assets generally was shortened.

Liquidity and Capital Resources

We expect to generate cash flow in excess of that required for operations and for interest payments. On April 26, 2006, we amended and restated our Senior Credit Agreement increasing our outstanding term loan borrowings under the senior credit facility by approximately $66.8 million to $300.0 million. The applicable margin with respect to the amended term loan was reduced by 0.5% to 1.5% for a base rate borrowing and 2.5% for a Eurodollar borrowing.

On March 13, 2007, we further amended our Senior Credit Agreement. Pursuant to the Senior Credit Agreement amendment, the lenders, among other things, consented to: (1) the consummation of the Merger, (2) the issuance by POAMI of the Senior Secured Notes, (3) the guarantee by IASG and its subsidiaries of our obligations under the Senior Credit Agreement, (4) the guarantee and granting of second priority security interests by us and our subsidiaries to the holders of the Senior Secured Notes, (5) the adjustment of certain financial covenants contained in the Senior Credit Agreement and (6) the amendment of certain negative covenants contained in the Senior Credit Agreement in order to reflect the increased size of the loan parties and activities of IASG. The Credit Agreement Amendment also reduced the applicable margin with respect to term loans under the Credit Agreement by 0.25% to 1.25% for a base rate borrowing and 2.25% for a Eurodollar borrowing. Furthermore, pursuant to the Senior Credit Agreement amendment, we may request the establishment of one or more new term loan commitments in an aggregate amount of up to $50 million, provided that the administrative agent may decline to arrange such new term loan commitments and any lender may decline to provide such new term loan commitments.

The senior credit facility continues to include a $25.0 million revolving credit facility, of which approximately $22.9 million remains available as of June 30, 2007 after reducing total availability by approximately $2.1 million for an outstanding letter of credit. We intend to use any other proceeds from borrowings under the senior credit facility, from time to time, for working capital and general corporate purposes.

We intend to use all of the net proceeds from the sale of common stock by us to repurchase or redeem a portion of the $110.3 million aggregate principal amount of Senior Subordinated Notes as set forth under “Use of Proceeds.” The terms of our Senior Credit Agreement generally require us to pay 50% of the net proceeds we receive from issuing common stock to pay down indebtedness under our senior credit facility, unless we meet a leverage ratio test or we use the proceeds in accordance with certain specified exceptions set forth in the Senior Credit Agreement, including to prepay our Senior Subordinated Notes. We expect to enter into a second amendment to the Senior Credit Agreement with the lenders party thereto and the administrative agent in order to, among other things, eliminate the early maturity provisions that would be triggered if we are unable to repay or refinance any outstanding Senior Subordinated Notes on or before June 30, 2008. See “Description of Principal Indebtedness — Senior Credit Agreement Amendments” and “Risk Factors — Risks Related to Our Business — Our substantial indebtedness could adversely affect our financial condition.”

In an effort to limit our exposure to interest rate risk on our variable rate senior credit facility, we purchased interest rate caps in the aggregate amount of $0.9 million during the second quarter of 2005. Our objective is to protect against increases in interest expense caused by fluctuation in LIBOR. One interest rate cap provides protection on a $75 million tranche of our long term debt over a five-year period ending May 24, 2010 if LIBOR exceeds 6%. A second interest rate cap provides protection on a separate $75 million tranche of our long term debt over a three-year period ending May 23, 2008 if LIBOR exceeds 5%.

Our long-term debt instruments contain restrictions based on “EBITDA.” EBITDA is generally derived by adding to income (loss) before income taxes, interest expense, depreciation expense and amortization expense. However, under the Senior Subordinated Notes Indenture and the Senior Credit Agreement, various and numerous additional adjustments to EBITDA are sometimes required.

The Senior Credit Agreement and the Senior Subordinated Notes Indenture contain the following financial tests that must be satisfied in order for us to incur additional indebtedness, pay dividends, make loans or advances or sell assets.

Debt Instrument	Financial Covenant and Current Test

Senior credit facility	Consolidated total debt on last day of period /consolidated EBITDA for most recent four fiscal quarters less than 6.0 to 1.0 and Consolidated EBITDA for most recent four fiscal quarters/consolidated interest expense for most recent four fiscal quarters greater than 1.75 to 1.0
Senior Subordinated Notes	Current fiscal quarter EBITDA/current fiscal quarter interest expense greater than 2.25 to 1.0

At March 31, 2007, we were in compliance with the financial covenants and other maintenance tests under our Senior Credit Agreement but we did not meet the interest coverage ratio incurrence test under the Senior Subordinated Notes Indenture relating to our ability to incur additional ratio indebtedness. Although we did not satisfy the interest coverage ratio test under the Senior Subordinated Notes Indenture at December 31, 2006, the failure to satisfy such ratio test did not render the notes, or any other debt, callable. The interest coverage ratio test under this indenture is an incurrence based test (not a maintenance test), and we cannot be deemed to be in default solely due to failure to meet the interest coverage ratio test. Although continued failure to meet the interest ratio coverage test would result in restrictions on our ability to incur additional ratio indebtedness, we may borrow additional funds under other permitted indebtedness provisions of the indenture, which borrowings are currently expected to provide sufficient liquidity for our operations.

These debt instruments also restrict our ability to pay dividends to stockholders, but do not otherwise restrict our ability to fund cash obligations.

Credit Ratings.  Standard & Poor’s (S&P) and Moody’s Investors Service (Moody’s) are independent credit-rating agencies that rate our debt securities. In conjunction with the additional financing under our senior credit facility pursuant to the amendment and restatement of our Senior Credit Agreement, these rating agencies reevaluated our debt securities and both determined that their ratings of our debt would remain unchanged upon completion of the additional financing and subsequent distribution. Subsequent to the additional financing from the amended and restated senior credit facility, S&P raised the rating on our senior credit facility reflecting an increase in collateral due to the Merger. As of May 5, 2007, our debt instruments were rated as follows:

Senior
	Senior Credit	Subordinated
	Facility	Notes	Outlook

S & P	BB−	B−	Negative
Moody’s	Ba3	Caa1	Stable

In general, revenue declines and reductions in operating margin leave our credit ratings susceptible to downgrades, which make debt financing more costly and more difficult to obtain.

Cash Flow

Operating Cash Flows.  Our operating activities provided net cash flows of $10.5 million and $13.7 million for the first three months of 2007 and 2006, respectively, and $49.5 million, $40.4 million, $3.7 million and $61.8 million for the year ended December 31, 2006, for the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005, and the year ended December 31, 2004, respectively. We received $45.9 million in cash from Westar under the tax sharing settlement in 2004. Cash interest payments were $30.9 million compared to $25.2 million, $6.5 million and $45.0 million for the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005, and the year ended December 31, 2004, respectively. We made recapitalization payments of $4.5 million in 2006. We made corporate consolidation, change in control, debt restructuring and retention and severance payments of $2.3 million and $9.1 million for the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005, respectively, compared to $25.1 million for such costs in 2004. We expect to continue to generate cash from operating activities in excess of the cash required for operations and interest payments.

Investing Cash Flows.  We used a net $8.3 million and $7.4 million for our investing activities for the first three months of 2007 and 2006, respectively. We invested a net $7.6 million in cash to install and acquire new accounts (including rental equipment) and $0.7 million to acquire fixed assets in the first three months of 2007. We invested a net $6.6 million in cash to install and acquire new accounts (including rental equipment) and invested $0.8 million to acquire fixed assets in the first three months of 2006. We used a net $36.7 million for our investing activities for the year ended December 31, 2006. We invested a net $32.2 million in cash to install and acquire new accounts (including rental equipment), invested $4.6 million to acquire fixed assets, increased restricted cash by $0.2 million and received $0.3 million from the sale of accounts and other assets. We used a net $24.2 million and $2.5 million for our investing activities in the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005, respectively. We invested a net $23.3 million in cash to install and acquire new accounts (including rental equipment), invested $5.7 million to acquire fixed assets, increased our restricted cash by $0.6 million and we received an aggregate of $5.4 million from the disposition of marketable securities and other assets and from the redemption of preferred stock in the period February 9, 2005 through December 31, 2005. We invested a net $2.2 million in cash to install and acquire new accounts and $0.3 million to acquire fixed assets in the period January 1, 2005 through February 8, 2005. We used a net $30.4 million for our investing activities in 2004. In 2004, proceeds from the sale of other assets provided cash of $0.4 million and we invested a net $21.4 million in cash to install and acquire new accounts and $9.3 million to acquire fixed assets.

Financing Cash Flows.  Financing activities used a net $0.9 million and $0.6 million in the first three months of 2007 and 2006, respectively. In the first three months of 2007, we paid $0.7 million for the reduction of long term debt and $0.2 million for debt issuance costs. In the first three months of 2006, we used $0.6 million to retire debt. Financing activities used a net $8.1 million in the year ended December 31, 2006. We used $2.8 million to retire debt, distributed $70.5 million to shareholders and $1.3 million to vested option holders, used $0.3 million for debt issuance costs and received $66.8 million in proceeds from additional borrowings under our senior credit facility. Financing activities used a net $50.1 million in cash in the period February 9, 2005 through December 31, 2005. We used $293.7 million to retire debt, $7.2 million for debt and stock issuance costs, $0.9 million for interest rate caps and received $250.0 million from our senior credit facility and $1.8 million in proceeds from the sale of common stock. Financing activities used net cash flows of $14.1 million in 2004, primarily to retire $14.5 million of our outstanding debt.

Capital Expenditures.  Assuming we have available funds, net capital expenditures for 2007 (inclusive of amounts spent through March 31, 2007) and 2008 are expected to be approximately $38.2 million and $41.5 million, respectively, of which approximately $5.0 million and $5.5 million, respectively, would be used for fixed asset purchases, with the balance to be used for net customer acquisition costs and non-monitored leased equipment. These estimates are prepared for planning purposes and are revised from time to time. Actual expenditures for these and other items not presently anticipated may vary materially from these estimates during the course of the years presented.

Tax Matters.  We generally do not expect to be in a position to record tax benefits for losses incurred in the future.

Off Balance Sheet Arrangements

We had no off-balance sheet arrangements at December 31, 2006, other than as discussed below.

Material Commitments

We have future, material, long term commitments, which, as of March 31, 2007, included $297.0 million related to the senior credit facility and $110.3 million related to the Senior Subordinated Notes.

We had the following future, material, long-term commitments as of December 31, 2006:

	Payment Due by Period
		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	(Dollar amounts in thousands)

Contractual Obligations
Long-Term Debt Obligations(a)	$408,090	$3,000	$405,090	$—	$—
Interest Obligations on Long-Term
Debt and Capital Lease Obligations(a)	57,573	32,363	25,182	28	—
Operating Leases Obligations	16,224	5,284	6,578	3,619	743
Capital Leases Obligations	2,758	832	1,650	276	—
Purchase Obligations(b)	7,500	3,750	3,750	—	—

Total	$492,145	$45,229	$442,250	$3,923	$743

(a)	Assumes (i) payment of $110.3 million of our Senior Subordinated Notes at contractual maturity date of January 15, 2009; and (ii) senior credit facility subject to early maturity date of June 30, 2008. Interest rate used to calculate interest obligation on variable rate senior credit facility is the weighted average rate at December 31, 2006.

(b)	Contract tariff for telecommunication services.

The table below shows our total commercial commitments and the expected expiration per period as of December 31, 2006:

	Amount of Commitment Expiration per Period
			2008-	2010-
	Total	2007	2009	2011	Thereafter
	(Dollar amounts in thousands)

Other Commercial Commitments
Standby letters of credit	$2,110	$2,110	$—	$—	$—

Total commercial commitments	$2,110	$2,110	$—	$—	$—

Quantitative and Qualitative Disclosures About Market Risk

Our senior credit facility is a variable rate debt instrument, and as of June 30, 2007, we had borrowings of $296.3 million outstanding thereunder. Interest rate caps purchased in the second quarter of 2005 cap LIBOR (i) for three years ending May 23, 2008 at 5.0% on a $75 million tranche of borrowings and (ii) for five years ending May 24, 2010 at 6% on a separate $75 million tranche. Depending on the level of LIBOR, a 100 basis point change in the debt benchmark rate would affect pretax income as indicated in the table below.

	Increase in Pretax Income	Decrease in Pretax Income
	Due to Decrease in	Due to Increase in
LIBOR	Interest Rates	Interest Rates
	(Dollars in millions)

Below 4.0%	$3.0	$(3.0)
4.5%	$3.0	$(2.6)
5.0%	$3.0	$(2.2)
5.5%	$2.6	$(1.8)
6.0%	$2.2	$(1.5)

BUSINESS

Overview

We are a leading national provider of electronic security alarm monitoring services and the largest public company focused solely on security monitoring in the United States. We monitor signals from burglary, fire, medical and environmental alarm systems, and manage information from access control and closed-circuit-television systems for a broad base of residential, multifamily and business customers. We also provide monitoring and support services to independent security alarm dealers on a wholesale basis. With our national coverage and infrastructure network, which includes 66 field locations in 34 states and six monitoring centers, we are able to provide technologically advanced security monitoring services to our retail, multifamily and wholesale customers in all 50 states. More than 90% of our revenue for the year ended December 31, 2006 was generated from monitoring and maintenance services contracts with automatic renewal provisions, which provide us with a stable and predictable source of revenue. With pro forma RMR of $26.7 million as of December 31, 2006, we are the third largest provider of electronic monitoring services in the United States, based on RMR, according to Security Distribution and Marketing Magazine.

We conduct our business through the following operating segments:

•	Retail. Our Retail segment provides monitoring and maintenance services for electronic security systems directly to residential and business customers. We also sell and install electronic security systems for homes and businesses through our Retail segment in order to meet their security needs. As of March 31, 2007, we served approximately 620,000 retail customers across the nation, on a pro forma basis, by leveraging our extensive coverage and infrastructure network. Our Retail segment accounted for approximately 77% of our pro forma RMR as of December 31, 2006, nearly a quarter of which was derived from commercial customer contracts.

•	Multifamily. We provide monitoring and maintenance services for electronic security systems to tenants of multifamily residences under long-term contracts with building owners and managers. Multifamily service contracts, which typically have initial terms that fall within a range of five to ten years and average eight years at inception, generally provide higher operating margins than retail or wholesale contracts due primarily to the highly automated nature of the services. We are the leading national provider of alarm monitoring services to the multifamily sector with approximately 290,000 units in over 545 cities as of March 31, 2007, on a pro forma basis. Our Multifamily segment generated approximately 10% of our pro forma RMR as of December 31, 2006.

•	Wholesale. We contract with independent security alarm dealers nationwide to provide alarm system monitoring services to their residential and business customers. As of March 31, 2007, our Wholesale segment served approximately 4,400 dealers by monitoring approximately 792,000 homes and businesses on their behalf, on a pro forma basis. We also provide business support services and financing assistance for these independent dealers in the form of loans. Our Wholesale segment generated approximately 13% of our pro forma RMR as of December 31, 2006.

On April 2, 2007, we merged with IASG, one of the largest providers of monitoring, financing and business support services to independent security alarm dealers in the United States. We generated pro forma revenues of $92.0 million and $363.7 million for the quarter ended March 31, 2007 and the year ended December 31, 2006, respectively, and ended the same respective periods with $26.8 million and $26.7 million of pro forma RMR. For the quarter ended March 31, 2007 and the year ended December 31, 2006, we generated pro forma Adjusted EBITDA of $28.2 million and $106.5 million, respectively. See note (e) under “Summary Historical and Unaudited Pro Forma Consolidated Financial Information” for a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA income (loss) before income taxes, the closest corresponding GAAP measure.

Industry

The United States market for electronic security system sales, leasing, installation, monitoring and service totaled approximately $29 billion in 2006, according to Security Distribution and Marketing Magazine. Between 1997 and 2006, this industry grew at a CAGR of approximately 8.5% and is expected to grow by approximately 9% in 2007, according to Security Distribution and Marketing Magazine. We believe that this growth will be driven by heightened security awareness in the United States, an increase in dual income households and improved capital spending dynamics for businesses.

The security alarm industry in the United States is highly fragmented and is characterized by a large number of small industry participants. According to Security Distribution and Marketing Magazine, the industry is comprised of more than 14,000 small and mid-sized regional participants, the large majority of which generated annual revenues of less than $500,000. According to the same source, the top 100 industry participants represent approximately 55% of the total market.

Our Competitive Strengths

Our competitive strengths include the following:

Leading positions in key sectors of the security monitoring market.  We are a leading national provider of electronic security monitoring services to homes, businesses and independent alarm dealers. We executed a strategic acquisition program in the late 1990s that provided us with a national footprint with scale in most of the large metropolitan markets in the United States. Our current management team completed integration of the acquired businesses, including developing national monitoring scale and a branch organization able to provide high levels of customer care, field service and organic growth from sales to homeowners and businesses. As a result, we are now the third largest provider of electronic security monitoring services to homes and businesses in the United States, based on RMR. As of March 31, 2007, on a pro forma basis, our Retail segment served a well developed and diverse mix of more than 620,000 residential and business customers in 48 states. Through our internal marketing and selling programs in our Retail segment, we are able to control the volume, quality and the mix of retail customers we acquire to a greater extent than those companies that rely on purchases of customer accounts from independent dealers for growth. We opportunistically complement our internal customer sourcing platform with purchases of monitoring and maintenance contracts. We are also the largest national wholesale provider of security monitoring services based both on RMR and the number of sites monitored. Through our Wholesale segment, we serve more than 4,400 smaller local and regional security alarm companies in all 50 states using our well developed national coverage and infrastructure network. As of March 31, 2007, on a pro forma basis, our Wholesale segment monitored approximately 792,000 sites. As a result of the Merger, we increased our number of business and residential customers by approximately 16,000 and 100,000, respectively, within our Retail segment, and we have increased the number of sites we monitor within our Wholesale segment by approximately 597,000.

Scale and expertise to serve business customers efficiently and effectively.  We are one of only three companies in the highly fragmented electronic security monitoring industry with the national footprint we believe is necessary to effectively serve multi-location businesses and service the needs of growing businesses. The security needs of most business customers are more extensive than those of most residential customers, and business customers are typically more receptive to multiple and advanced security offerings. We target this market with a well-trained sales force of approximately 150, a monitoring center dedicated to commercial accounts and specialized services. As of March 31, 2007, approximately 24% of our pro forma Retail segment RMR was derived from our business customers, up from 23% as of March 31, 2006. The significant scale of our platform enables us to deploy sophisticated monitoring technologies, including leading video monitoring and remote access control technologies, to provide differentiated and customized services for our business customers. We have also developed significant vertical market expertise in multi-location retail and restaurant businesses. We believe our scalable operating platform targeted at commercial customers will enable us to effectively leverage our infrastructure in order to capitalize on this growing market.

Nationwide coverage and infrastructure network.  We have developed an alarm monitoring coverage and infrastructure footprint that spans the United States. Our Retail segment includes 66 branches in 34 states that service the electronic security needs of residential and commercial customer accounts in 48 states. Our local branches throughout the United States, together with our well-trained field service personnel and sales teams, enable us to provide personal service to our customers to maximize the local “feel” of our operations. We believe these qualities have enhanced our reputation for providing high quality service and led to a decrease in customer attrition. This national network enables us to better retain residential customers who relocate, and to provide a single-source security solution for geographically dispersed businesses. We also operate four wholesale monitoring centers that serve smaller independent alarm companies in the northeast, southeast, west and midwest markets. We believe that our nationwide coverage and infrastructure network reduces the impact of economic downturns in a particular region or market at any given time.

Recurring revenue-based business model.  We believe that the strengths of our positions in the residential, commercial and wholesale markets contribute to the stability of our RMR. Our RMR portfolio is the third largest in the United States among electronic security monitoring companies, according to Security Distribution and Marketing Magazine. More than 90% of our 2006 revenue was derived from monitoring and maintenance services provided under contracts with automatic renewal provisions, which provide us with a stable and predictable source of revenue. Our retail customer contracts typically have three-year initial terms for residential customers and five-year initial terms for commercial customers. Our multifamily customer contracts have initial terms that fall within a range of five to ten years and average eight years at inception. Most of our residential and business monitoring contracts renew automatically for one-year periods, while most of our multifamily monitoring contracts renew automatically for multi-year periods.

Strong management team with a proven track record.  We have assembled a leading management team with extensive experience in the alarm monitoring industry. Excluding our chief marketing officer (who recently joined us), the top seven members of our management team have 116 years of collective experience within the alarm monitoring industry and six years of experience working together managing our business. Under this management team, our RMR has stabilized and begun to increase, customer attrition has been cut almost in half from its peak and monitoring, servicing and general and administrative costs for the year ended December 31, 2006 were approximately 20% lower as a percentage of revenue than the percentage for the year ended December 31, 2001. This management team has successfully restructured our operations and now has the opportunity to position IASG’s leading wholesale business as a key component of our company going forward.

Our Strategy

Our goal is to gain market share in the electronic security monitoring and related services markets in major urban markets across the United States. Our strategy to achieve this objective includes the following:

Capitalize on our strengths in key customer segments to accelerate RMR growth.  We believe that increasing our share of the market for recurring security services depends on identifying, marketing to and serving customer segments for which we have a competitive advantage. In our Retail segment, we engage in detailed customer segmentation to improve our ability to identify profitability drivers and target specific customers with new and innovative services, which help us develop effective sales channels and marketing alliances. Furthermore, we believe we can leverage our national coverage and infrastructure network and our vertically integrated business model to continue to grow our attractive business customer base, which generally prefers a single integrated source for system management and security monitoring across multiple locations, and add customers from marketing alliances. We will also seek to augment our internal sales efforts with acquisitions when suitable market conditions exist. In our Wholesale segment, we are increasing our focus on retaining larger accounts while selectively extending the benefits of our purchasing power with respect to procurement of alarm systems and related capital assets to our better wholesale customers. We also believe we can leverage our position as the only national company focusing on the security monitoring needs of multifamily property owners and managers by continuing to provide differentiated products for this class of customers with specialized needs.

Continue to focus on business customer market.  We intend to participate in the growing business customer market by capitalizing on the significant scale, quality and reliability of our operating platform. This will allow us to deploy competitive new and sophisticated commercial solutions that integrate monitored intrusion, video and access control, which we believe will attract new customers and help us retain our existing customers. We also plan to increase our sales and marketing resources targeted at the business customer market. Furthermore, we plan to target those business customers who may require higher revenue monitoring services such as remote management of access control systems and remote monitoring of closed circuit television systems.

Continue to develop marketing alliances.  We are continually seeking to identify and create marketing alliances with leading companies that desire to offer a security solution to their existing and new residential and commercial customers. For example, we currently partner with BellSouth to market electronic security systems and services to BellSouth’s customers pursuant to a brand licensing and marketing alliance. Based on our experience with our BellSouth partnership, these alliances can provide us with valuable opportunities to associate ourselves with reputable, well-known brands and to generate quality customer leads. We believe that a number of opportunities exist to partner with other residential and business service providers that we intend to pursue and expect that our nationwide infrastructure and experience with alliances will differentiate us from our competitors and make us an attractive choice for potential partners.

Increase our efforts to reduce customer attrition.  We intend to implement a number of measures in each of our segments to further reduce customer attrition. In our Retail segment, we believe we can increase the average life of an account by continuing to improve the quality of the customers we attract and the customer experience we provide. We believe that our differentiated monitoring services provided to our commercial customers, our careful selection of residential customers and our ability to provide personal and high quality service through advanced, reliable technology and our expansive network of local field offices will contribute to maintaining and possibly reducing our customer attrition rates. We intend to reduce the attrition rates in our Multifamily segment by increasing the percentage of rental property tenants who use monitored security services. For example, we now provide technology that can be installed in new multifamily rental properties or on a retrofit basis which allows the security system in each rental unit to transmit signals wirelessly to a base station on premises. In our Wholesale segment, we are improving the monitoring and disaster recovery capabilities of our central station infrastructure and believe we can offer our dealer clients higher levels of service at competitive rates from centers in closer proximity to their customer bases.

Invest in technology to improve operating productivity, efficiency and the overall customer experience.  We believe we can enhance the profitability of our monitoring and maintenance services by continued investment in technology and employee development. We believe this long term strategy will improve our operational and cost structures by reducing overall attrition while increasing efficiencies. We are deploying web-based automation software that will enable retail and wholesale customers easy access to their account information. Working directly with our customers, we are also developing solutions that include viewing and updating account information and obtaining transaction history on routine and critical incidents. Additionally, we are investing in electronic solutions for our field service personnel that allow them to interact with our central stations remotely, increasing efficiencies by reducing transactions times while lowering repeat service rates. Our staffing models undergo constant scrutiny. For example, in 2006 we consolidated our commercial and multifamily monitoring into one facility in Irving, Texas, lowering operating costs. The Merger provides us with the opportunity to leverage our existing infrastructure in order to service the security monitoring needs of these newly-acquired customers. We anticipate substantial cost savings by reducing overhead associated with the IASG business.

Monitoring Operations

Our Retail and Multifamily operations consist principally of installing, servicing and monitoring premise intrusion and fire alarms in the United States. Our Wholesale operations consist principally of monitoring, financing and providing business support services to independent security alarm dealers.

Customer Security Alarm Systems.  Our security alarm systems include various types of devices installed at customers’ premises designed to detect or react to various occurrences or conditions, such as intrusion or the presence of fire or smoke. These devices are connected to a computerized control panel that communicates through wire line and/or wireless phone to one of our monitoring facilities. In most systems, control panels can identify the nature of the alarm and the areas within the premises where the sensor was activated and can transmit that information to one of our central monitoring stations.

Customer Contracts.  Our retail customer contracts typically have three-year initial terms for residential customers and five-year initial terms for business customers. Our multifamily customer contracts have initial terms that fall within a range of five to ten years and average eight years at inception. Our contracts generally also provide for automatic renewal provisions where permitted. Renewal terms are typically one year for residential and business customers and up to five years in the case of multifamily customers. Typically, customers sign alarm monitoring contracts that include a bundled monthly charge for monitoring and extended service protection, which covers the costs of normal repairs of the security system. Customers may elect to sign an alarm monitoring contract providing for a reduced monthly charge that excludes extended service protection. A significant percentage of new multifamily, residential and business customers also elect to include line security based on cellular technology in their service bundle. Our wholesale customer contracts are generally month-to-month contracts.

Primary Monitoring Facilities.  We provide monitoring services to our customer base from six monitoring facilities. The table below provides additional detail about our monitoring facilities:

	Approximate Number
Location	of Customers Monitored	Primary Markets

Irving, TX	347,000	Multifamily/Retail
Longwood, FL	182,000	Wholesale/Retail
Wichita, KS	460,000	Residential/Retail
Irvine, CA	318,000	Wholesale/Retail
St. Paul, MN	85,000	Wholesale
Manasquan, NJ	310,000	Wholesale/Retail

As a result of the Merger, we are planning to convert our Longwood facility into a wholesale-only monitoring facility by migrating the Longwood residential monitoring services to either our Irving or Wichita facilities.

Our monitoring facilities operate 24 hours per day, seven days per week, including all holidays. Each monitoring facility incorporates the use of communications and computer systems that route incoming alarm signals and telephone calls to operators. Each operator within a monitoring facility monitors a computer screen that presents information concerning the nature of the alarm signal, the customer whose alarm has been activated and the premises at which such alarm is located. Other non-emergency administrative signals are generated by low battery status, arming and disarming of the alarm monitoring system and test signals, and such signals are processed automatically by computer. Depending upon the type of service for which the customer has contracted, monitoring facility personnel respond to alarms by relaying information to local fire or police departments, notifying the customer, or taking other appropriate action, such as dispatching alarm response personnel to the customers’ premises where this service is available.

All of our primary monitoring facilities are listed by Underwriters Laboratories, Inc., or UL, as protective signaling services stations. UL specifications for monitoring facilities include building integrity, back-up computer and power systems, staffing and standard operating procedures. In many jurisdictions, applicable law requires the security and life safety alarms for certain buildings be monitored by UL listed facilities. In addition, such listing is required by certain commercial customers’ insurance companies as a condition to insurance coverage.

Backup Monitoring Facility.  We operate a retail backup facility in Wichita, Kansas, located in a highly secure concrete building. This fully operable resource has the ability to backup all mission critical operations normally performed at our primary retail monitoring centers and our wholesale center in Longwood, Florida. The structure is equipped with diverse voice and data telecommunication paths, backup power that includes standby uninterruptible power supplies, access control, video surveillance and data vaults. In addition, we have deployed hot redundancy for our entire complement of equipment essential in the remote monitoring of the retail security systems we offer. Furthermore, we have replicated the computer systems that are used to maintain our mission critical applications. This facility may be expanded to accommodate future internal growth and is actively used for other business-related operations.

Wholesale Monitoring.  Each of our primary wholesale monitoring facilities operates independently from our retail and multifamily monitoring facilities. Through our wholesale monitoring facilities, we provide wholesale monitoring services to independent alarm companies. Under the typical arrangement, alarm companies subcontract monitoring services to us, primarily because it is not cost-effective for them to provide their own monitoring service. We may also provide billing and other services. These independent alarm companies retain ownership of the monitoring contracts and are responsible for every other aspect of the relationship with customers, including field repair service. We intend to create one integrated network from our wholesale monitoring centers that we believe will enable us to deliver a higher level of customer care while improving our efficiency.

Customer Care Services.  Customer care personnel in our Retail segment answer non-emergency telephone calls typically regarding services, billing and alarm activation issues. Most business hours customer care functions for our retail customers are handled by our branches as part of our strategy to maximize the local “feel” of our operations. During business hours, monitoring facility personnel receive inbound customer calls forwarded from branches when the latter are unable to answer within a specified number of rings. After regular business hours, all customer calls are forwarded to our monitoring facilities.

Customer care personnel at help desks in our retail branches and in our retail monitoring facilities assist customers in understanding and resolving minor service and operating issues related to security systems. We also operate a dedicated telesales center in Wichita to address questions that retail customers or potential customers have about our services, as well as to perform outbound sales and marketing activities.

Dealer Care Services.  We offer alarm monitoring and administrative services to dealers, such as billing and collection, as well as new and emerging products and services. Our acquisition and financing solutions provide capital to dealers, allowing them to compete with larger competitors on the initial price of equipment and installation to the end-user. We also provide dealers with access to technical sophistication and back office services that they may not otherwise have (or be able to profitably operate), while allowing them to maintain visible contact with their local customers, the end-users of the alarm. Our alarm monitoring contract acquisition, financing solutions and monitoring services complement one another and drive growth in other areas of our business.

Enhanced Services.  As a means of increasing revenue and enhancing customer satisfaction, we offer retail and wholesale customers an array of enhanced security services, including extended service protection, supervised monitoring services and telephone line security based on wireless technology. These services position us as a full service provider and give our sales representatives more features to sell in their solicitation of new customers. Enhanced services include:

•	Extended Service Protection, within our Retail segment, covers the costs of normal repairs of the security system.

•	Supervised Monitoring Service allows the alarm system to send various types of signals containing information on the use of the system, such as which users armed or disarmed the system and at what time of day. This information is supplied to customers for use in connection with the management of their households or businesses. Supervised monitoring service can also include a daily automatic test feature.

•	Wholesale Call Centers and Dealer Care Locations are three UL-listed Wholesale call centers that provide alarm receiving, processing, notification and related services for the monitoring of various types of alarm systems. In addition to our call centers, we maintain three regional dealer care locations designed to provide customized services to independent alarm dealers.

•	Wireless Back-Up permits the alarm system to send signals over a cellular telephone or dedicated radio system in the event that regular telephone service is interrupted.

•	Video Verification and Management allows remote activity verification at customer sites via live or recorded video. This capability is often used to verify alarm events or to provide a reliable and economic alternative to physical security.

•	Inspection Service, within our Retail segment, provides our customers with periodic verification of their fire alarm system to ensure the system is functioning as designed and in accordance with the requirements of the local fire jurisdiction.

•	Web Control and Notification provides our customers an array of tools to manage their alarm, video or access control systems, including options for electronic notification.

Retail and Multifamily Branch Operations

We currently maintain 66 field locations in the United States from which we provide some or all of the following services in our Retail and Multifamily segments: field repair, customer care, alarm response and sales services. Our nationwide network of branches operates in some of the largest cities in the United States and plays a critical role in enhancing customer satisfaction, reducing customer loss and building brand awareness. Repair services generate revenue primarily through billable field service calls and recurring payments under our extended service protection program. By focusing growth in targeted areas, we hope to increase the density of our customer base, which will permit more effective scheduling and routing of field service technicians and create economies of scale.

Alarm Monitoring Contract Acquisition and Dealer Financing Operations

We provide financing to security alarm dealers in the form of loans or alarm monitoring contract purchases. We structure the payment terms and pricing of both our alarm monitoring contract purchases and loans to provide us with a competitive internal rate of return. When providing financing to dealers, we obtain a security interest in the underlying alarm monitoring contracts. Since alarm monitoring contract quality is a key driver of profitability, underwriting discipline and our due diligence review of dealers is critical.

In addition to the alarm monitoring contract acquisition and finance process described above, we generally require that dealers use us to monitor all of their alarm monitoring contracts, not just those that have been acquired or financed. This monitoring requirement enables us to ensure the uniform quality of the monitoring services.

Sales and Marketing

Our current customer acquisition strategy for Retail relies primarily on internally generated sales, utilizing personnel in our existing branch infrastructure. The internal sales program generated $2.1 million, $1.9 million and $1.7 million of new Retail RMR in 2006, 2005 and 2004, respectively. We operate a dedicated telesales center from which we respond to questions that customers or potential customers have about our services, support a marketing alliance with BellSouth (now part of AT&T) and provide quality control follow-up calls to customers for whom we recently provided installation or maintenance services. In addition, we hired a chief marketing officer in March 2007 in an effort to improve our internal sales and marketing programs.

We are a partner in a marketing alliance with BellSouth to offer monitored security services to the residential, single-family market and to businesses in 17 of the larger metropolitan markets in the nine-state BellSouth region of the southeastern United States. BellSouth provides us with leads for our sales team to pursue. We pay BellSouth an upfront royalty for each new contract and a recurring royalty based on a percentage of recurring charges. Approximately 28.2% of our new Retail RMR created in the first three months of 2007 and 28.1% of our new Retail RMR created in the first three months of 2006 were produced within our southeast region. The marketing alliance agreement may be terminated by mutual written agreement by either party upon 180 days notice or earlier upon occurrence of certain events.

Our Retail sales professionals are responsible for identifying new prospects and closing new sales of monitoring systems and services. The sales force also generates revenue from selling equipment upgrades and add-ons to existing customers and by competing for those customers who are terminating their relationships with our competitors.

Our Multifamily segment utilizes a salaried and commissioned sales force to produce new accounts. We market our multifamily services and products primarily to developers, owners and managers of apartment complexes and other multifamily dwellings. Multifamily sales and marketing activities consist of national and regional advertising, nationwide professional field sales efforts, prospective acquisition marketing efforts and professional industry-related association affiliations. Services are sold directly to the property owner, and payment is based on a monthly price on a per-unit basis. Ongoing service for the duration of the lease includes providing equipment, maintenance, 24-hour monitoring from our central monitoring station, customer service and individual market support. Our multifamily customer contracts have initial terms that fall within a range of five to ten years and average eight years at inception. These contracts typically provide for automatic renewal for fixed multi-year periods (typically five years) unless we or the customer elects to cancel the contract at the end of its term.

Our Wholesale segment employs a salaried and commissioned sales force that is geographically distributed throughout the United States and is responsible for identifying opportunities. Our sales force is supported by an internal sales and marketing team that tracks prospects and coordinates selling efforts. We also employ product specialists who assist the sales force in identifying and proposing financing alternatives and billing services and account managers who provide ongoing operational support to our wholesale customers.

We continually evaluate our customer creation and marketing strategy, including evaluating each respective channel for economic returns, volume and other factors and may shift our strategy or focus, including the elimination of a particular channel.

Intellectual Property

We own trademarks related to the name and logo for Protection One, Network Multifamily Security, IASG, King Central and Criticom Monitoring Services, as well as a variety of trade and service marks related to individual services we provide. While we believe our trademarks and service marks and proprietary information are important to our business, we do not believe our inability to use any one of them, other than the trademarks we own in our name and logo, would have a material adverse effect on our business as a whole.

Regulatory Matters

A number of local governmental authorities have adopted or are considering various measures aimed at reducing the number of false alarms. See “Risk Factors — Risks Related to Our Business — Increased adoption of “false alarm” ordinances by local governments may adversely affect our business.” Such measures include:

•	requiring permits for individual alarm systems and the revocation of such permits following a specified number of false alarms;

•	imposing fines on alarm customers or alarm monitoring companies for false alarms;

•	imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms;

•	requiring further verification of an alarm signal before the police will respond; and

•	subjecting alarm monitoring companies to fines or penalties for transmitting false alarms.

Our operations are subject to a variety of other laws, regulations, and licensing requirements of federal, state and local authorities. In certain jurisdictions, we are required to obtain licenses or permits, to comply with standards governing employee selection and training and to meet certain standards in the conduct of our business.

The alarm industry is also subject to requirements imposed by various insurance, approval, listing and standards organizations. Depending upon the type of customer served, the type of security service provided and the requirements of applicable local governmental jurisdiction, adherence to the requirements and standards of such organizations is mandatory in some instances and voluntary in others.

Our advertising and sales practices are regulated in the United States by both the Federal Trade Commission and state consumer protection laws. In addition, certain administrative requirements and laws of the jurisdictions in which we operate also regulate such practices. Such laws and regulations include restrictions on the manner in which we promote the sale of our security alarm systems and the obligation to provide purchasers of our alarm systems with rescission rights.

Our alarm monitoring business utilizes wire line and wireless telephone lines, radio frequencies, and broadband data circuits to transmit alarm signals. The cost of telephone lines and the type of equipment which may be used in telephone line transmissions are currently regulated by both federal and state governments. The Federal Communications Commission and state public utilities commissions regulate the operation and utilization of radio frequencies.

Risk Management

The nature of the services we provide potentially exposes us to greater risks of liability for employee acts or omissions, or system failure, than may be inherent in other businesses. Substantially all of our alarm monitoring agreements and other agreements, pursuant to which we sell our products and services, contain provisions limiting liability to customers in an attempt to reduce this risk.

We carry insurance of various types, including general liability and professional liability insurance in amounts management considers adequate and customary for our industry and business. Our loss experience, and the loss experiences of other security service companies, may affect the availability and cost of such insurance. Some of our insurance policies, and the laws of some states, may limit or prohibit insurance coverage for punitive or certain other types of damages, or liability arising from gross negligence. See “Risk Factors — Risks Related to Our Business — In the event that adequate insurance is not available or our insurance is not deemed to cover a claim, we could face liability.”

Competition

Competition in the security alarm industry is based primarily on market visibility, price, reputation for quality of services and systems, services offered and the ability to identify and to solicit prospective customers as they move into homes and businesses. In addition, the geographic proximity of monitoring centers to the dealer is an important element of competition in our Wholesale segment. We believe that we compete effectively with other national, regional and local security alarm companies.

Our primary competitors in our Retail and Multifamily segments with national scope include ADT Security Services, Inc., a subsidiary of Tyco International Ltd, Brinks Home Security (a subsidiary of The Brink’s Company), Monitronics International, Inc., and Stanley Convergent Security Solutions, a subsidiary of The Stanley Works. In our Wholesale segment, we compete with several companies that have alarm monitoring contract acquisition and loan programs for dealers. There is also the potential for other entities such as banks or finance companies to enter this space as a source of competition for the alarm monitoring contract acquisition and financing portions of our Wholesale business.

Employees

At March 31, 2007, after giving effect to the Merger, we had approximately 3,100 employees. Our workforce is not unionized. We generally consider our relationship with our employees to be good.

Properties

We maintain our executive offices at 1035 N. 3rd Street, Suite 101, Lawrence, Kansas 66044. We operate primarily from the following facilities, although we also lease office space for our approximately 66 field locations.

	Approximate	Lease/
Location	Size (sq. ft.)	Own	Principal Purposes

Irving, TX	53,750	Lease	Multifamily and Retail monitoring facility/corporate legal and marketing center
Longwood, FL	20,000	Lease	Wholesale and Retail monitoring facility/administrative functions
Lawrence, KS	20,500	Lease	Financial/administrative headquarters
Wichita, KS	50,000	Own	Retail monitoring facility/administrative functions
Wichita, KS	122,000	Own	Backup monitoring center/administrative functions
Cypress , CA(a)	16,850	Lease	Wholesale monitoring facility
St. Paul, MN	6,500	Lease	Wholesale monitoring facility
Manasquan, NJ	7,200	Own	Wholesale and Retail monitoring facility
Irvine, CA(a)	19,350	Lease	Wholesale and Retail monitoring facility

(a)	We plan to move from the Irvine, California facility to the Cypress, California facility in the fourth quarter of 2007.

Legal Proceedings

Security Response Network and Homesafe Security Arbitration

We were a defendant in an arbitration proceeding brought by two of our former dealers, Security Response Network and Homesafe Security, Inc., and the owner of these companies, Mr. Ira Beer. Mr. Beer alleged breach of contract, improper calculation of holdback amounts, and other causes of action. On February 16, 2007, the arbitrator rendered a tentative arbitration award, awarding the plaintiffs damages for approximately 50 customer accounts purportedly sold to us by plaintiffs, plus interest, plaintiffs’ costs and reasonable attorney fees. The award directed counsel for the parties to submit to the arbitrator their respective calculations of these amounts. On April 25, 2007, the arbitrator awarded claimants the amount of $289,849, inclusive of attorneys’ fees and costs, and inclusive of interest to April 1, 2007. On May 1, 2007, we paid the claimants $292,231 in full satisfaction of the arbitration award.

Scardino Litigation

On April 17, 2006, we were named a defendant in a litigation proceeding brought by Frank and Anne Scardino arising out of a June 2005 fire at their home in Villanova, Pennsylvania (Frank and Anne Scardino v. Eagle Systems, Inc., Eagle Monitoring, Inc. and Protection One Alarm Monitoring, Inc. d/b/a Dynawatch, Delaware County, Pennsylvania Court of Common Pleas, Cause No. 06-4485). The complaint alleges that the defendants failed to provide contracted fire detection and monitoring services, breaching their contractual and warranty obligations in violation of Pennsylvania Unfair Trade Practices and Consumer Protection Law, resulting in alleged damages to plaintiffs in excess of $3.0 million. Under the Unfair Trade Practices and Consumer Protection Law, claimants may be entitled to seek treble damages, attorneys’ fees and costs. The complaint also alleged negligence and gross negligence; however, our preliminary objections to these counts were granted by the court, thereby dismissing the negligence and gross negligence claims.

We have notified our liability insurance carriers of the claims and have answered the remaining counts.

Discovery has commenced in the matter, and the parties have exchanged documents. We have also sought discovery from various third parties (including the police and fire departments, and an eyewitness) and expect to take depositions of those third parties in the coming weeks.

We do not believe we have breached our contractual obligations or otherwise violated our duties in connection with this matter. In the opinion of management, based on the facts known to date, the final outcome of such litigation will not have a material adverse effect on our financial condition, results of operations or liquidity.

Few Litigation

On June 26, 2006, Thomas J. Few, Sr., the former president of IASG, initiated litigation against IASG in connection with his employment, seeking a monetary award for amounts allegedly due to him under an employment agreement. The claim was filed in the Superior Court of New Jersey, in the Bergen County Law Division. (Thomas J. Few, Sr. v. Integrated Alarm Services Group, Inc., Superior Court of the State of New Jersey, Bergen County Division, Docket No. BER-L-4573-06). Mr. Few alleges that he is owed up to 36 months of pay as well as an amount representing accrued but unused vacation as a result of his resignation following the alleged breach of the employment agreement. Settlement negotiations have been unsuccessful and discovery proceedings are underway as ordered by the Bergen County Law Division. A hearing on various discovery motions is expected to be held on July 13, 2007.

We do not believe that IASG breached its contractual obligations or otherwise violated its duties in connection with this matter. In the opinion of management, the final outcome of such litigation will not have a material adverse effect on our financial condition, results of operations or liquidity.

Mallikarjuna Litigation

On April 24, 2007, IASG was served in a lawsuit brought by Shanta Mallikarjuna in connection with losses allegedly incurred in connection with a June 2006 burglary of her residence. (Shanta Mallikarjuna v. Integrated Alarm Services Group, Inc., Supreme Court of the State of New York, Nassau County, Case No. 006398/07.) The complaint alleges various causes of action including IASG’s gross negligence, breach of contract, fraud and breach of warranty. The plaintiff alleges $1.5 million in damages as the result of the alleged theft of certain personal property.

We have notified our insurance carriers of the matter and we have engaged counsel to defend us. We have filed a motion seeking to dismiss all claims, except the breach of contract claim. Among other things, the motion asserts that the non-contract claims must be dismissed unless the plaintiff shows that we owed a duty independent of the contract.

In the opinion of management, based on the facts known to date, the final outcome of such litigation will not have a material adverse effect on our financial condition, results of operations or liquidity.

By the Carat, Inc. Litigation

On April 30, 2007, IASG and its subsidiaries Criticom International Corporation and Monital Signal Corporation were served in a lawsuit brought by By the Carat, Inc. and John P. Humbert, Jr. and wife, Valery Humbert, its owners, in connection with damages and injuries allegedly sustained as a result of a December 2004 armed robbery of their jewelry business. (By the Carat, Inc., John P. Humbert, Jr. and Valery Humbert v. Knightwatch Security Systems, Criticom International Corporation, Monital Signal Corporation, Integrated Alarm Services Group, Inc., et al, Superior Court of New Jersey, Monmouth County Law Division, Docket No.: MON-L-5830-06.) The complaint alleges various causes of action including breach of contract, breach of the covenant of good faith and fair dealing, consumer fraud, intentional and negligent infliction of emotional distress, breach of warranty and gross negligence. The complaint alleges bodily injury to the Humberts and property losses of several million dollars in jewelry and precious metals.

We have notified our insurance carriers of the matter and we have engaged counsel to defend us. We have filed a motion seeking to dismiss all claims, except the breach of contract claim. Among other things, the motion asserts that the non-contract claims must be dismissed unless the plaintiff can show that we owed a duty independent of the contract. Further, the motion asserts that the plaintiffs’ claims of intentional infliction of emotional distress are barred by the applicable statute of limitations.

In the opinion of management, based on the facts known to date, the final outcome of such litigation will not have a material adverse effect on our financial condition, results of operations or liquidity.

Murnane Litigation

On March 20, 2007, Criticom International Corporation, a subsidiary of IASG, was served in a lawsuit brought by Mark and Leslie Murnane in connection with alleged property damage and personal injuries suffered in connection with a February 2, 2005 fire which destroyed their Blairstown, New Jersey residence, and its contents. In this suit, plaintiffs allege product liability, negligent or faulty installation of their alarm system, and negligent failure to timely dispatch the fire department. (Mark Murnane and Leslie Murnane, Plaintiffs v. Meenan Home Security Systems, a division of Region Oil; Criticom International Corporation (alarm service company); and ABC Corporation, a fictitious name (alarm equipment manufacturer), Defendants, Superior Court of New Jersey, Warren County Law Division, Docket No. L 39-07).

We have notified our insurance carriers of the claims and have engaged counsel to defend us.

The litigation is at a preliminary stage, and we are investigating the facts involved in this matter. In the opinion of management, based on the facts known to date, the final outcome of such litigation will not have a material adverse effect on our financial condition, results of operations or liquidity.

Administrative Services Agreement

Westar Energy, our former majority stockholder, has claimed that we are obligated to reimburse Westar Energy for as much as $1.2 million for an allocation of the costs incurred by Westar in the development of the application systems shared with us under an administrative services agreement. We dispute these claims. In the opinion of management, this matter will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

General Claims and Disputes

We are party to claims and matters of litigation incidental to the normal course of its business. Additionally, we receive notices of consumer complaints filed with various state agencies. We have developed a dispute resolution process for addressing these administrative complaints. The ultimate outcome of such matters cannot presently be determined; however, in the opinion of management, the resolution of such matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of each of our officers and directors. No family relationship exists between any director or executive officer.

Name	Age	Positions

Richard Ginsburg	39	Chief Executive Officer and Director
Darius G. Nevin	49	Executive Vice President and Chief Financial Officer
Peter J. Pefanis	60	Executive Vice President and Chief Operating Officer
Kimberly Lessner	48	Executive Vice President and Chief Marketing Officer
J. Eric Griffin	48	Vice President, General Counsel and Secretary
Joseph R. Sanchez	47	Senior Vice President Customer Operations
Eric A. Devin	44	Treasurer, Vice President and Controller
Anthony Wilson	40	Vice President; President (Security Monitoring Services, Inc. and Criticom International Corporation)
Raymond C. Kubacki	62	Director
Robert J. McGuire	70	Director
Henry Ormond	34	Director
Steven Rattner	55	Director
Thomas J. Russo	65	Director
David A. Tanner	48	Director
Michael Weinstock	46	Director
Arlene M. Yocum	50	Director

Richard Ginsburg has served as a director and Chief Executive Officer of Protection One since April 2001 and President since July 2001. Mr. Ginsburg was a founder of Guardian International Inc., a security monitoring company, and served as its President and Chief Executive Officer from August 1996 to April 2001.

Darius G. Nevin has served as Executive Vice President and Chief Financial Officer of Protection One since August 2001. He served as a director of Protection One from November 2002 to May 2003. From October 1997 to August 2001, he was the Chief Financial Officer of Guardian International, Inc.

Peter J. Pefanis has served as our Executive Vice President since September 2002 and as our Chief Operating Officer since March 2007. He served as Senior Vice President from June 2001 to September 2002. From January 2001 until June 2001, Mr. Pefanis was Regional Vice President for SecurityLink, a provider of electronic security systems. Prior to that, he was East Area Director for Honeywell, Inc., a provider of electronic security systems.

Kimberly Lessner joined Protection One as Executive Vice President and Chief Marketing Officer in March 2007. From 2001 to 2007, Ms. Lessner held various positions with Verizon Communications, where she most recently served as Vice President, Enterprise Target Marketing. Prior to joining Verizon, Ms. Lessner held various executive positions with GTE Corporation (which merged with Bell Atlantic to form Verizon), US West, Nissan Motor Corporation and Sears, Roebuck & Company.

J. Eric Griffin has served as Vice President, General Counsel and Secretary of Protection One since December 2001. He served as Executive Director of Legal Services from May 2000 to December 2001.

Joseph R. Sanchez has served as Senior Vice President Customer Operations of Protection One since June 2004. He served as Vice President Customer Operations of Protection One from August 1999 to June 2004.

Mr. Sanchez has been with Protection One since 1990 and has held various manager and director level positions within the organization.

Eric A. Devin has served as our Treasurer since September 2004. He has served as Vice President since 2001 and Controller since 1999. Prior to joining Protection One, Mr. Devin held various positions with Westar Energy, our former majority owner, and prior to that spent seven years in public accounting.

Anthony Wilson has served as President of Security Monitoring Services, Inc. (d/b/a CMS), our wholly owned subsidiary, since 1991. Mr. Wilson was one of the original founders of CMS and has served in various roles for CMS since 1984.

Raymond C. Kubacki has served as our director since the Merger in April 2007. Mr. Kubacki served as a director of IASG from June 2004 until the Merger and was a member of IASG’s audit, independent, governance and nominating committees. Mr. Kubacki served as President and Chief Executive Officer of Psychemedics Corporation, a biotechnology company with a proprietary drug test product, since July 1991. He has also served as chairman of the board of directors of Psychemedics since November 2003. Prior to joining Psychemedics, he held senior management positions in marketing and operations with Reliance Electric Company and ACME Cleveland Corporation and was an investment officer for Massachusetts Investors Trust, a major mutual fund investment management company. He is also a trustee for the Center for Excellence in Education based in Washington, D.C.

Robert J. McGuire has served as our director since March 2005. Mr. McGuire is an attorney and consultant with offices in New York City. Mr. McGuire is a former Assistant United States Attorney and a former New York City Police Commissioner. He is a former Chairman and Chief Executive of Pinkerton’s Inc. and former President of Kroll Associates, Inc. Mr. McGuire serves on the Boards of Julius Baer Investment Funds, Mutual of America Investment Corp., and Six Flags, Inc.

Henry Ormond has served as our director since April 2006 as a Quadrangle designee. He is a Principal of Quadrangle Group LLC, an affiliate of our majority stockholder. Prior to joining Quadrangle in 2001, Mr. Ormond was a member of the private equity group at Whitney & Co., and was previously an investment banker with Morgan Stanley. Mr. Ormond also serves on the board of a private company.

Steven Rattner has served as our director since February 2005 as a Quadrangle designee. He is Managing Principal of Quadrangle Group LLC, an affiliate of our majority stockholder. Prior to founding Quadrangle in 2000, Mr. Rattner was Deputy Chairman and Deputy Chief Executive officer of Lazard Freres & Co. and was a Managing Director at Morgan Stanley. Mr. Rattner serves on the Boards of IAC/InterActiveCorp. and NTELOS Holdings Corp. as well as a number of private companies.

Thomas J. Russo has served as our director since April 2007 as a Quadrangle designee. Mr. Russo is a partner in RAVE, a privately held limited liability corporation, which specializes in quality assurance evaluations and customer satisfaction surveys for the hospitality, restaurant and retail industries. Mr. Russo has 30 years of management experience in domestic and international operations of foodservice, lodging and consumer goods companies. Mr. Russo is Vice Chairman of Leadership Roundtable and past Chairman of the Massachusetts Restaurant Association. He serves on the Boards of the National Restaurant Association and Oneida Ltd.

David A. Tanner has served as our director since February 2005 as a Quadrangle designee. Mr. Tanner is Executive Vice President of ContiGroup Companies, Inc. Mr. Tanner was a Member of Quadrangle Group, an affiliate of our majority stockholder, from 2000 through 2006. Prior to founding Quadrangle in 2000, Mr. Tanner was a Managing Director of Lazard Frères & Co. and Managing Principal of Lazard Capital Partners. Prior to joining Lazard Frères & Co., Mr. Tanner was a Managing Director at E.M. Warburg Pincus & Co.

Michael Weinstock has served as our director since February 2005 as a Quadrangle designee. He is Managing Principal of Quadrangle Debt Recovery Advisors LP, an affiliate of our majority stockholder. Prior to joining Quadrangle in 2002, Mr. Weinstock was a Managing Director of Lazard Freres & Co. and was an investment banker with Salomon Brothers and Goldman Sachs.

Arlene M. Yocum has served as our director since the Merger in April 2007. Ms. Yocum served as director of IASG from October 2005 until the Merger in April 2007 and was the chairperson of both the governance and nominating committee and the independent committee. Ms. Yocum has served as Executive Vice President, Managing Executive of PNC Advisors, Wealth Management and Institutional Investment Groups since 2003. From 2000 to 2003 Ms. Yocum was an Executive Vice President of the Institutional Investment Group of PNC Advisors. From 1993 to 2000 Ms. Yocum held management and executive positions with PNC Advisors. Ms. Yocum is a Trustee and Vice President of the Philadelphia Community College foundation and a member of the American Bankers Association Wealth Management and Trust Conference Board.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information, as of the date of this prospectus, regarding the beneficial ownership of our common stock immediately prior to the consummation of the offering and as adjusted to reflect the sale of the shares of common stock in this offering by:

•	each person that is a beneficial owner of more than 5% of our outstanding common stock;

•	each of our named executive officers;

•	each of our directors;

•	all directors and named executive officers as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 25,306,913 shares of common stock outstanding as of the date of this prospectus,          shares of common stock outstanding after the completion of this offering and           shares of common stock outstanding after completion of this offering assuming the underwriters’ option to purchase up to           additional shares from the selling stockholders is exercised in full. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated otherwise in the footnotes, the address of each individual listed in the table is 1035 N. 3rd Street, Suite 101, Lawrence, KS 66044.

			Shares
			Being
			Sold in
	Shares Beneficially Owned Prior to the Offering		the	Shares Beneficially Owned After the Offering		Shares Beneficially Owned After the Offering Assuming Exercise of Underwriters’ Option to Purchase Additional Shares
Name	Number	Percentage	Offering	Number	Percentage	Number	Percentage

POI Acquisition, L.L.C.(1)	11,803,887	46.64%
Quadrangle Debt Recovery Advisors LP(2)	5,901,942	23.32%
Richard Ginsburg(3)(4)(9)	486,247	1.92%
Darius G. Nevin(3)(4)(9)	314,660	1.24%
Peter J. Pefanis(3)(9)	280,389	1.11%
Kimberly G. Lessner	6,250	*
J. Eric Griffin(3)	14,808	*
Joseph R. Sanchez(3)	18,294	*
Eric A. Devin(3)	16,863	*
Anthony Wilson(3)	13,937	*
Raymond C. Kubacki	2,030	*
Robert J. McGuire(7)	1,250	*
Henry Ormond(8)	0	N/A
Steven Rattner(5)	0	N/A
Thomas J. Russo	0	N/A
David A. Tanner	0	N/A
Michael Weinstock(6)	0	N/A
Arlene M. Yocum	1,450	*
All directors and named executive officers as a group	1,156,178	4.57%

*	Each individual owns less than one percent of the outstanding shares of our common stock.

(1)	All shares are held by POI Acquisition, L.L.C. (“POIA”). Quadrangle Capital Partners LP (“QCP”) may be deemed to share beneficial ownership of such shares as a result of its 70.36% ownership of POIA, Quadrangle Capital Partners-A LP (“QCP-A”) may be deemed to have beneficial ownership of such shares as a result of its 25.99% ownership of POIA and Quadrangle Select Partners LP (“QSP”) may be deemed to share beneficial ownership of such shares as a result of its 3.65% ownership of POIA. Quadrangle GP Investors LP (“QGPI LP”) is the general partner of QCP, QSP and QCP-A and, as such, may be deemed to share beneficial ownership of the reported shares. Quadrangle GP Investors LLC (“QGPI LLC”) is the general partner of QGPI LP and, as such, may be deemed to share beneficial ownership of the reported shares. The managing members of QGPI LLC are Steven Rattner, Peter R. Ezersky, Michael Huber, Gordon Holmes, Jeffrey Nordhaus and Joshua L. Steiner. The managing members of QGPI LLC may be deemed to share voting and/or dispositive power with respect to the shares held by POIA. QCP, QCP-A, QSP, QGPI LP, QGIP LLC and each of the managing members of QGPI LLC disclaims beneficial ownership of the reported shares. The principal address of each entity is 375 Park Avenue, New York, New York, 10152.

(2)	Quadrangle Master Funding Ltd (“QMFL”) holds 5,333,333 shares of our common stock directly. In addition, 533,071 shares are currently held by QDRF Master Ltd (“QDRF”) and 35,538 shares are currently held by Quadrangle Debt Opportunities Fund Master Ltd. (“QDOFM”). Quadrangle Debt Recovery Advisors LP (formerly known as Quadrangle Debt Recovery Advisors LLC) (“QDRA”) is the advisor of each of these entities and may be deemed to share voting and/or dispositive power over shares held by them. However, QDRA disclaims beneficial ownership of such shares. QDRA 1 General Partner LP is the general partner with regards to investment matters of QDRA and QDRA 1 GP LLC is the sole general partner of QDRA 1 General Partner LP. QDRA 1 General Partner LP and QDRA 1 GP LLC may be deemed to share voting and/or dispositive power with respect to the shares held by QMFL, QDRF and QDOFM, however both disclaim beneficial ownership of such shares. The principal address of each entity is 375 Park Avenue, New York, New York, 10152.

(3)	Includes shares subject to options that are currently exercisable or that become exercisable within 60 days after June 30, 2007 as follows: Mr. Ginsburg, 405,647; Mr. Nevin, 247,992; Mr. Pefanis, 246,992; Ms. Lessner, 6,250; Mr. Griffin, 8,104; Mr. Sanchez 11,216; Mr. Devin 10,016; and Mr. Wilson 10,546.

(4)	Includes shares held in 401(k) plan: Mr. Ginsburg, 92; Mr. Nevin, 148.

(5)	Mr. Rattner is a Managing Member of Quadrangle QGPI LLC and a Member of QDRA 2 GP LLC. Mr. Rattner disclaims beneficial ownership of the shares of our common stock that may be deemed beneficially owned by POIA, QMFL, QDRF, QDOFM, QGPI LLC, QGPI LP, QCP, QSP and QGPI, or any affiliates thereof.

(6)	Mr. Weinstock is a Director and Member of QMFL, a Managing Principal of QDRA, a Member of Quadrangle GP Investors LLC and a Member of QDRA 1 GP LLC. Mr. Weinstock disclaims beneficial ownership of the shares of our common stock that may be owned or deemed beneficially owned by POIA, QMFL, QDRF, QDOFM, QGPI LLC, QGPI LP, QCP, QSP and QGPI, or any affiliates thereof.

(7)	In accordance with the director compensation plan, Mr. McGuire was granted 1,000 and 2,000 Protection One Restricted Share Units (RSUs) in March of 2006 and 2005, respectively. One-fourth of the RSUs vest and convert into shares of our common stock in each of the four years following the grant.

(8)	Mr. Ormond is a Principal of Quadrangle Group LLC and a Manager of POIA. Mr. Ormond disclaims beneficial ownership of the shares of Protection One common stock that may be owned or deemed beneficially owned by POIA, QMFL, QDRF, QDOFM, QGPI LLC, QGPI LP, QCP, QSP and QGPI, or any affiliates thereof.

(9)	Amounts owned exclude Protection One SARs for Messrs. Ginsburg, Nevin and Pefanis, granted on February 8, 2005 pursuant to the management incentive plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Quadrangle Management Agreements

On April 18, 2005, we entered into management agreements with each of Quadrangle Advisors LLC (“QA”) and Quadrangle Debt Recovery Advisors LP (“QDRA,” and together with QA, the “Advisors”), pursuant to which the Advisors, affiliates of Quadrangle, provided business and financial advisory and consulting services to us in exchange for aggregate annual fees of $1.5 million, payable in advance in quarterly installments. These management agreements also provided that when and if the Advisors advised or consulted with our board of directors or senior executive officers with respect to an acquisition by us, divesture (if we did not engage a financial advisor with respect to such divesture) or financing transaction, they could also require us to pay additional fees in connection with any such transaction in an amount not to exceed 1% of the aggregate value of such transaction. The Quadrangle management agreements were terminated as of April 2, 2007 in connection with the completion of the Merger. Our board of directors concluded that it was in our best interests to terminate these arrangements with the Advisors upon completion of the Merger due, in part, to Quadrangle’s ownership interest in the Company decreasing to 70.0% from 97.1% and eliminating the Advisors’ role providing business and financial advisory and consulting services to us.

We paid the Advisors aggregate management fees of $2.7 million in 2007, $1.5 million in 2006 and $1.4 million in 2005 pursuant to the terms of the management agreements. These amounts include $375,000 in connection with the termination of the management agreements, representing the second quarterly installments of the 2007 annual fees due to the Advisors under the management agreements, and approximately $1.9 million for services rendered in connection with the Merger, or 1% of the aggregate value of the Merger. Upon termination of the management agreements, the members of the our board of directors who are affiliated with Quadrangle (see “Management”) have begun receiving customary compensation for their services on the board of directors equal to that provided to our independent directors.

Credit Facility

We had outstanding borrowings under a credit facility with Quadrangle of $201.0 million at December 31, 2004. The Quadrangle credit facility was repaid in full on April 18, 2005 with the initial borrowings under our senior credit facility. The following table indicates the amount of interest accrued and paid on the Quadrangle credit facility for the periods listed (dollar amounts in millions).

	2005
	February 9 —	January 1 —
	April 18	February 8

Interest Accrued	$1.5	$1.9
Interest Paid	$1.5	$1.9

We also paid Quadrangle a one-time fee of $1.15 million upon consummation of the debt-for-equity exchange in connection with the amendment to the credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Activities — Change in Majority Owner.”

Quadrangle Debt Restructuring Reimbursement

In addition to interest accrued and paid under the Quadrangle credit facility, discussed above, we expensed $0.2 million for legal expenses incurred by Quadrangle for the period January 1, 2005 through February 8, 2005. We paid $0.6 million and owed $0.3 million to Quadrangle for legal expenses incurred by Quadrangle for the year ended December 31, 2004.

Board of Directors; Amended Bylaws; Stockholders Agreement

Prior to the completion of the Merger.  Pursuant to the stockholders agreement with affiliates of Quadrangle, for so long as POI Acquisition, L.L.C. (an affiliate of Quadrangle) owned at least 40% of the outstanding shares of our common stock, it could elect to increase the size of the board by one director, which it was entitled to designate. In April 2006, POI Acquisition L.L.C elected to increase the size of our board of directors to six persons.

In accordance with the stockholders agreement, we amended our bylaws following the restructuring. The amended bylaws prevent us from voluntarily filing for bankruptcy, merging or consolidating with another entity until February 8, 2007 or from selling all or substantially all of its assets without the written consent of Quadrangle Master Funding Ltd. The stockholders agreement also includes voting agreements, certain restrictions on the transfer of our common stock, drag-along rights in favor of POI Acquisition, L.L.C. and tag-along rights in favor of Quadrangle Master Funding Ltd, all upon customary terms and subject to certain customary exceptions (including exceptions for certain transfers among affiliates). In addition, the stockholders agreement provides Quadrangle with the right to participate on a proportional basis in any future equity issuance by us, except for issuances pursuant to registered public offerings, business combination transactions or officer, employee, director or consultant arrangements.

Following completion of the Merger.  Pursuant to an amendment and restatement of the stockholders agreement entered into upon consummation of the Merger, the board of directors of the combined company is to be comprised of nine directors (which may be increased to eleven in certain circumstances) and, subject to the maintenance of a certain threshold of ownership in us, POI Acquisition, L.L.C. will be able to direct the election of three of our directors (which number may be increased to five under certain circumstances) and Quadrangle Master Funding Ltd. will be able to direct the election of two of our directors.

Management Stockholder’s Agreement

As a condition to the consummation of the debt-for-equity exchange, we entered into a management stockholder’s agreement with POI Acquisition, L.L.C., Quadrangle Master Funding Ltd. and certain members of our management, pursuant to which management purchased shares of our common stock subject to certain restrictions and rights set forth in the management stockholder’s agreement, including transfer restrictions, the ability to force the management stockholders to sell their shares of our common stock should POI Acquisition, L.L.C. seek to sell its shares of our common stock and certain rights of management to participate in a proposed sale by POI Acquisition, L.L.C. The management stockholder’s agreement also grants the management stockholders piggyback registration rights that permit them to register their stock pursuant to any registration statement we may file in the future, subject to certain conditions. We have obtained a waiver from each management stockholder so that we are not required to register any shares of our common stock held by these management stockholders in connection with this offering.

Registration Rights Agreement

As a condition to the consummation of the debt-for-equity exchange, we entered into a registration rights agreement with POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd. The registration rights agreement provides, among other things, that we will register, upon notice, shares of our common stock owned by such parties. Under the registration rights agreement, POI Acquisition, L.L.C. is permitted up to four demand registrations and Quadrangle Master Funding Ltd is permitted up to four demand registrations, subject to certain conditions described in the registration rights agreement. POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd also received piggyback registration rights whereby they shall have the opportunity to register their securities pursuant to any registration statement we may file in the future, subject to certain conditions. We are also obligated to pay certain of their expenses pursuant to the registration of their securities under the registration rights agreement.

Change in Control and Debt Restructuring Payments

Upon the change of control on February 17, 2004, $11.0 million was paid to the then existing executive management team, $3.5 million was paid to the financial advisor to the Special Committee of our board of directors and $1.6 million of expense was recorded for director and officer insurance that lapsed upon the change of control. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Activities — Change in Majority Owner.” In addition to its own financial and legal advisors, we also agreed to pay the financial advisory and legal fees incurred on behalf of Quadrangle and certain holders of our publicly-held debt. For the year ended December 31, 2004, we incurred expenses relating to these advisors of approximately $8.2 million. For the period from January 1, 2005 through February 8, 2005, we recorded expense of $5.9 million, including $5.6 million in fees paid on February 8, 2005 upon completion of the restructuring.

DESCRIPTION OF PRINCIPAL INDEBTEDNESS

Senior Credit Facility

On April 18, 2005, we entered into the Senior Credit Agreement with the several banks and other financial institutions or entities from time to time parties to the Senior Credit Agreement, Bear, Stearns & Co. Inc. and Lehman Brothers Inc., as joint lead arrangers and joint bookrunners, Lehman Commercial Paper Inc., as syndication agent, Harris Nesbitt Financing, Inc., LaSalle Bank National Association and U.S. Bank National Association, as co-documentation agents, and Bear Stearns Corporate Lending Inc., as administrative agent. Initially, the Senior Credit Agreement provided for a senior credit facility consisting of a $25.0 million revolving credit facility and a $250.0 million term loan facility.

On April 26, 2006, we amended and restated the Senior Credit Agreement increasing the outstanding term loan borrowings by approximately $66.8 million to $300.0 million. The incremental proceeds from the amended term loan, together with approximately $10 million of excess cash were used to make an aggregate special cash distribution in May 2006 of approximately $75 million, including a dividend to holders of our common stock and to make related payments to members of our management who hold options for our common stock. Approximately $22.9 million remains available under our revolving credit facility as of June 30, 2007 after reducing total availability by approximately $2.1 million for an outstanding letter of credit. The revolving credit facility matures in 2010 and the term loan matures March 31, 2012, subject to earlier maturity if we do not refinance our Senior Subordinated Notes before July 2008. Letters of credit are available to us under the senior credit facility and are issued by LaSalle Bank National Association. Swingline loans are also available to us under the senior credit facility in an aggregate amount of up to $2.5 million outstanding at any time.

Pursuant to the Guarantee and Collateral Agreement, dated as of April 18, 2005 (the “Guarantee Agreement”), by us in favor of Bear Stearns Corporate Lending Inc., obligations under the senior credit facility are guaranteed by Protection One Systems, Inc., Protection One Data Services, Inc., Security Monitoring Services, Inc., Protection One Alarm Monitoring of Mass, Inc. and Network Multifamily Security Corporation, and from and after the Senior Credit Agreement Amendment referred to below, Integrated Alarm Services Group, Inc., Integrated Alarm Services, Inc., American Home Security, Inc., Caticom International Corporation, Monital Signal Corporation, Everest Video Systems, L.L.C. and National Alarm Computer Center Inc. (collectively with Protection One, the “Credit Guarantors”), our domestic subsidiaries, and secured by a perfected first priority security interest in substantially all of our present and future assets.

Borrowings under the senior credit facility currently bear interest at a rate calculated according to a base rate or a Eurodollar rate, at our discretion, plus an applicable margin. The applicable margin with respect to the term loan is 1.25% for a base rate borrowing and 2.25% for a Eurodollar borrowing (in each case, as of the effective date of the Senior Credit Agreement amendment). Depending on our leverage ratio at the time of borrowing, the applicable margin with respect to a revolving or swingline loan may range from 1.25% to 2.25% for a base rate borrowing and 2.25% to 3.25% for a Eurodollar borrowing.

The Senior Credit Agreement contains covenants, including, among other things, covenants that restrict our ability to incur certain additional indebtedness, pay dividends, create or permit liens on assets, or engage in mergers, consolidations or dispositions. The Senior Credit Agreement also requires us to maintain certain varying leverage and interest coverage ratios and generally requires us to pay 50% of the net proceeds we receive from issuing common stock to pay down indebtedness under our senior credit facility, unless we meet a leverage ratio test or we use the proceeds in accordance with certain specified exceptions set forth in the Senior Credit Agreement, including to prepay our Senior Subordinated Notes.

If an event of default under the Senior Credit Agreement shall occur and be continuing, the commitments thereunder may be terminated and the principal amount outstanding thereunder, together with all accrued unpaid interest and other amounts owed thereunder, may be declared immediately due and payable.

The Senior Credit Agreement requires us to enter into a hedge agreement to provide interest rate protection on at least $70.0 million of the term loans for not less than two years. To satisfy this requirement and to further limit our exposure to interest rate risk on the variable rate senior credit facility, we entered into two separate interest rate cap agreements in May 2005 for a one-time aggregate cost of approximately $0.9 million. One interest rate cap provides protection on a $75 million tranche of our long term debt over a five-year period ending May 24, 2010 if LIBOR exceeds 6%. A second interest rate cap provides protection on a separate $75 million tranche of our long term debt over a three-year period ending May 23, 2008 if LIBOR exceeds 5%.

The unamortized costs of the cap agreements at December 31, 2006 was $0.8 million. The fair market value of the cap agreements was $0.5 million at December 31, 2006. We amortize the costs of the interest rate caps to interest expense over the respective lives of the agreements. For the twelve months ended December 31, 2006, we amortized approximately $76,000 to interest expense and were entitled to receive approximately $143,000 as a result of the cap agreements for a net reduction to interest expense of approximately $67,000. There was no ineffectiveness in the hedging relationship of the interest rate caps.

Senior Credit Agreement Amendments

On March 13, 2007, we, the lenders party thereto and the agent, entered into an amendment to the Senior Credit Agreement. Pursuant to the amendment, the lenders, among other things, consented to: (1) the consummation of the Merger, (2) the issuance by us of the Senior Secured Notes and the granting of second priority security interests in favor of the holders thereof in exchange for the IASG Notes, (3) the guarantee by IASG and its subsidiaries of our obligations under the Senior Credit Agreement, (4) the guarantee and granting of second priority security interests by us and our subsidiaries to the holders of the Senior Secured Notes, (5) the adjustment of certain financial covenants contained in the Senior Credit Agreement and (6) the amendment of certain negative covenants contained in the Senior Credit Agreement in order to reflect the increased size of the loan parties and activities of IASG. The amendment also reduced the applicable margin with respect to term loans under the Senior Credit Agreement by 0.25% to 1.25% for a base rate borrowing and 2.25% for a Eurodollar borrowing. Furthermore, pursuant to the amendment, we may request the establishment of one or more new term loan commitments in an aggregate amount of up to $50 million, provided that the administrative agent may decline to arrange such new term loan commitments and any lender may decline to provide such new term loan commitments.

In connection with this offering, we expect to enter into a second amendment to the Senior Credit Agreement with the lenders party thereto and the administrative agent regarding the amendment, waiver or elimination of the early maturity provisions that would be triggered if we do not repay or refinance the entire amount of our outstanding Senior Subordinated Notes on or before June 30, 2008, among other things.

Senior Secured Notes

On April 2, 2007, in connection with the Merger, POAMI completed the Exchange Offer for up to $125.0 million aggregate principal amount of the IASG Notes. Pursuant to the terms of the Exchange Offer, validly tendered IASG Notes were exchanged for the Senior Secured Notes issued by POAMI, our wholly owned subsidiary. Upon completion of the Exchange Offer, POAMI issued approximately $115.3 million in aggregate principal amount of the Senior Secured Notes. The Senior Secured Notes are secured by second priority liens on substantially all of our assets and are guaranteed jointly and severally by us and each of our current and future restricted subsidiaries, excluding certain foreign, project and immaterial subsidiaries. The Senior Secured Notes mature on November 15, 2011, the same date as the IASG Notes for which they were exchanged. The Senior Secured Notes initially bore interest at the rate of 13% per annum, payable semiannually on May 15 and November 15 of each year, commencing on May 15, 2007. Pursuant to the terms of the Registration Rights Agreement entered into at the time the Senior Secured Notes were issued, following the consummation of a registered exchange offer pursuant to which the Senior Secured Notes were exchanged for notes that were registered with the SEC, the Senior Secured Notes bear interest at the rate of 12% per annum. POAMI completed the registered exchange offer pursuant to the Registration Rights Agreement on June 12, 2007.

The Senior Secured Notes rank equally in right of payment with all of our existing and future senior indebtedness and any indebtedness incurred under our senior credit facility. The Senior Secured Notes are effectively junior to our obligations and those of our guarantors under our senior credit facility and any other obligations secured by a first priority lien on the collateral securing the Senior Secured Notes and the guarantees, to the extent of the value of such collateral. In addition, the terms of the Senior Secured Notes Indenture permit us to increase indebtedness under our senior credit facility to a maximum of $375 million plus certain other permitted indebtedness exceptions. The guarantees are senior secured obligations of the relevant guarantor and rank equally with all of that guarantor’s existing and future senior indebtedness.

We may redeem the Senior Secured Notes at any time prior to November 15, 2008 at our option, in whole or in part, at a redemption price equal to the greater of: 100% of the principal amount of the Senior Secured Notes being redeemed or the sum of the present values of the remaining scheduled payments to November 15, 2008 of principal and interest on the Senior Secured Notes being redeemed on the redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 50 basis points. We may also redeem the Senior Secured Notes at any time on and after November 15, 2008, in whole or in part, at certain specified redemption prices, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption.

In addition, before November 15, 2007, we may redeem up to 35% of the original aggregate principal amount of the Senior Secured Notes, so long as 65% of the original aggregate principal amount of the Senior Secured Notes remain outstanding, at a redemption price equal to 112% of their aggregate principal amount with the cash proceeds from certain equity offerings.

Upon the occurrence of certain change of control events, each holder of Senior Secured Notes will have the right to require us to repurchase all or any part of that holder’s Senior Secured Notes for a cash payment equal to 101% of the aggregate principal amount of the Senior Secured Notes repurchased plus accrued and unpaid interest and additional interest, if any, to the date of purchase, subject to certain restrictions in our Senior Credit Agreement.

The indenture governing the Senior Secured Notes contains covenants which restrict our ability and the ability of the guarantors to, among other things: borrow additional money; pay dividends on or redeem capital stock, or make other restricted payments or investments; sell assets; merge or consolidate with any other person; effect a consolidation or merger; or enter into affiliated transactions. However, these limitations have a number of important qualifications and exceptions.

As of June 30, 2007, we had approximately $115.3 million principal amount of Senior Secured Notes outstanding.

Senior Subordinated Notes

In 1998, POAMI issued $350.0 million in aggregate principal amount of the Senior Subordinated Notes. The Senior Subordinated Notes are our general unsecured senior subordinated obligations and are guaranteed jointly and severally by us and each of our current and future restricted subsidiaries, excluding certain foreign, project and immaterial subsidiaries.

The Senior Subordinated Notes rank junior in right of payment to POAMI’s senior indebtedness, equal in right of payment with all of POAMI’s existing and future unsecured senior subordinated indebtedness and senior in right of payment to POAMI’s subordinated indebtedness. The guarantees of the Senior Subordinated Notes rank junior in right of payment to the guarantors’ senior indebtedness and equal in right of payment to any of the guarantors’ senior subordinated indebtedness. Interest on the Senior Subordinated Notes is payable semi-annually on January 15 and July 15.

The Senior Subordinated Notes are redeemable at our option, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Senior Subordinated Notes to be redeemed or (ii) as determined by an independent investment banker, the sum of the present values of the remaining scheduled payments discounted to the redemption date on a semiannual basis at the adjusted treasury rate, plus accrued and unpaid interest, if any, on the Senior Subordinated Notes being redeemed to the date of redemption.

If we have a change of ownership, we will be required to offer to purchase the Senior Subordinated Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. We may not have sufficient funds at the time of any change of ownership to make any required debt repayment.

The Senior Subordinated Notes Indenture contains covenants which restrict our ability and the ability of the guarantors to, among other things: borrow additional money; pay dividends on or redeem capital stock, or make other restricted payments or investments; sell assets; merge or consolidate with any other person; or effect a consolidation or merger. However, these limitations have a number of important qualifications and exceptions. If the Senior Subordinated Notes attain investment grade status, substantially all of these covenants will cease to apply.

As of June 30, 2007, we had approximately $110.3 million aggregate principal amount of Senior Subordinated Notes outstanding. We intend to use all of the net proceeds from the sale of common stock by us to repurchase or redeem a portion of the $110.3 million aggregate principal amount of Senior Subordinated Notes as described in “Use of Proceeds.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR COMMON STOCK

General

The following is a general discussion of certain material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock issued pursuant to this offering that may be relevant to a non-United States Holder. For purposes of this discussion, a “non-United States Holder” is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

This discussion is not a complete analysis of all the potential U.S. federal income and estate tax consequences relating to a non-United States Holder, nor does it address any tax consequences arising under any state, local or foreign tax laws or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income and estate tax consequences different from those discussed below. No ruling has been or will be sought from the Internal Revenue Service with respect to the matters discussed below, and there can be no assurance that the Internal Revenue Service will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-United States Holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income and estate tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income and estate tax laws, including, without limitation, U.S. expatriates, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment.

EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE

LAWS OF ANY STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION AND ANY OTHER U.S. FEDERAL TAX LAWS.

Dividends

Distributions on our common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will first constitute a return of capital and will be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

Amounts treated as dividends paid to a non-United States Holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-United States Holder that is a partnership or other pass through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

If dividends are considered effectively connected with the conduct by you of a trade or business within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of yours, those dividends generally will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates, subject to an applicable income tax treaty providing otherwise, but will not be subject to withholding tax provided an Internal Revenue Service Form W-8ECI, or successor form, is properly filed with the payor certifying such exemption. In addition to the graduated tax described above, dividends received by a corporate non-United States Holder that are effectively connected with a U.S. trade or business of such holder may, under certain circumstances, also be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

As a non-United States Holder, you generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of common stock unless:

•	the gain is considered effectively connected with the conduct by you of a trade or business within the United States or where a tax treaty applies, is attributable to your United States permanent establishment;

•	you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	we are or become a United States real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the relevant statutory period.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. person. Non-United States Holders that are corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses. Regarding the third bullet point above, we believe that we are not currently a USRPHC and we do not anticipate becoming a USRPHC. Even if we become a USRPHC, gain on the sale or other disposition of common stock by you generally would not be subject to United States federal income tax provided the common stock was “regularly traded on an established securities market” and you do not actually or constructively own more than 5% of the common stock during the shorter of (1) the five-year period preceding the disposition or (2) your holding period. Non-United States Holders are urged to consult any applicable tax treaties that may provide for different rules.

Federal Estate Tax

If you are an individual, common stock held at the time of your death will be included in your gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We generally must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required, together with other information. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding (currently at a rate of 28%) generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-United States Holder if such holder has provided certification that it is not a United States person or has otherwise established an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a United States person.

The payment of proceeds of a disposition of common stock effected by or through a United States office of a broker generally is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you properly certify your non-United States status or you otherwise establish an exemption, provided the broker has no knowledge or reason to know that the beneficial owner is a U.S. person. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, backup withholding will not apply but such payments will be subject to information reporting, unless an exemption is otherwise established, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

UNDERWRITING

Lehman Brothers Inc. and Bear, Stearns & Co. Inc. are acting as joint book-running managers and representatives of the offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.
Bear, Stearns & Co. Inc.
UBS Securities LLC
Jefferies & Company, Inc.

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase up to additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to           additional shares from the selling stockholders. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	No Exercise	Full Exercise

Per share
Total

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per share. After the offering, the underwriters may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $      (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commission.

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of           shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than           shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, all of our directors and executive officers, and the selling stockholders have agreed that, subject to certain exceptions, without the prior written consent of Lehman Brothers Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 90 days after the date of this prospectus.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc.

Lehman Brothers Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

The public offering price will be negotiated between the underwriters and us. In determining the public offering price of our common stock, the underwriters will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Relationships

The underwriters have in the past and may in the future perform investment banking and advisory services for us from time to time, for which they receive customary fees and expenses, and may invest in our securities in the ordinary course of business. For example, Bear Stearns Corporate Lending Inc., an affiliate of Bear, Stearns & Co. Inc., is a lender and acts as administrative agent under our senior credit facility and also acted as financial advisor to us in connection with the Exchange Offer. In addition, Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., is a lender and acts as syndication agent under our senior credit facility. See “Description of Principal Indebtedness.” Bear, Stearns & Co. Inc. also acted as an advisor to us in connection with the Merger.

Passive Market-Making

In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

European Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of common stock may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus. Accordingly, no purchaser of the common stock, other than the underwriters, is authorized to make any further offer of the common stock on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters have been passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois (a limited liability partnership that includes professional corporations). The underwriters are represented by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule as of December 31, 2006 and 2005, and for the year ended December 31, 2006, each of the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005 and the year ended December 31, 2004, included and incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph for a change in method of accounting for share-based compensation upon adoption of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” on January 1, 2006), which is included and incorporated by reference herein, and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) of IASG which appear in the IASG Annual Report on Form 10-K for the year ended December 31, 2006 and are incorporated by reference in the Company’s Current Report on Form 8-K/A dated April 2, 2007 and filed with the SEC on April 20, 2007, which is incorporated by reference in this prospectus, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

We disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement. We hereby incorporate by reference the following documents:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 16, 2007;

•	our Current Reports on Form 8-K, filed with the SEC on February 22, 2007; March 13, 2007; March 16, 2007*; March 19, 2007; March 27, 2007; and May 15, 2007*;

•	our Current Report on Form 8-K, filed with the SEC on April 6, 2007, as amended by the Current Reports on Form 8-K/A filed with the SEC on April 20, 2007;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 15, 2007; and

•	the description of our capital stock which is contained in our Registration Statement on Form 8-A, filed with the SEC on April 2, 2007 pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

* Materials furnished to the SEC in connection with this Current Report on Form 8-K are not incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded does not, except as so modified or superseded, constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by written or oral request made to us at the following address or telephone number:

Protection One, Inc.
1035 N. 3rd Street
Lawrence, KS 66044
(785) 856-5500
Attention: Corporate Secretary

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the common stock offered hereby, please refer to the registration statement and the exhibits filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or other document summarize the material terms of such contract, agreement or other document. Please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement or incorporated by reference therein.

We are currently subject to the information requirements of the Securities Exchange Act of 1934, or the Exchange Act, and in accordance with the Exchange Act file reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters. You may read and copy all or any portion of the registration statement or any reports, proxy statements or other information we file with the SEC at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC’s web site at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

PROTECTION ONE, INC. AND SUBSIDIARIES

Audited Consolidated Balance Sheets as of December 31, 2006 and 2005
and Audited Consolidated Statements of Operations and Comprehensive Loss,
Stockholders’ Equity (Deficiency in Assets) and Cash Flows for the Year Ended
December 31, 2006, for each of the periods February 9, 2005 through December 31, 2005 and January 1, through February 8, 2005 and the year ended December 31, 2004

Page

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2006 and December 31, 2005	F-2
Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2006, for the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 9, 2005, and for the year ended December 31, 2004
F-3
Consolidated Statements of Cash Flows for the year ended December 31, 2006, for the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 9, 2005, and for the year ended December 31, 2004
F-4
Consolidated Statements of Stockholders’ Equity (Deficiency in Assets) for the year ended December 31, 2006, for the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 9, 2005, and for the year ended December 31, 2004
F-5
Notes to Consolidated Financial Statements	F-6
Consolidated Financial Statement Schedule	F-46

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2007
and December 31, 2006 and Unaudited Condensed Consolidated Statements of
Operations and Comprehensive Loss, and Condensed Consolidated Cash Flows
for the three months ended March 31, 2007 and 2006

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets as of March 31, 2007 and December 31, 2006
and Unaudited Consolidated Statements of Operations and Consolidated Cash Flows
for the three months ended March 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Protection One, Inc.:

We have audited the accompanying consolidated balance sheets of Protection One, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005 and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficiency in assets) and cash flows for the year ended December 31, 2006, for each of the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005 and the year ended December 31, 2004. Our audits also included the consolidated financial statement schedule listed in Item 15(a)2. These consolidated financial statements and the consolidated financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and the consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Protection One, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the year ended December 31, 2006, for each of the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005 and for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for share-based compensation upon its adoption of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” on January 1, 2006.

/s/  Deloitte & Touche LLP

Kansas City, Missouri
March 15, 2007

PROTECTION ONE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(Dollar amounts in thousands, except for per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$24,600	$19,893
Receivables, net	29,018	29,861
Inventories, net	4,553	4,466
Prepaid expenses	3,316	3,183
Other	3,160	3,183

Total current assets	64,647	60,586
Restricted cash	1,900	1,597
Property and equipment, net	22,430	21,553
Customer accounts, net	200,371	232,875
Goodwill	12,160	12,160
Trade name	25,812	25,812
Deferred customer acquisition costs	105,954	73,198
Other	10,679	8,521

Total Assets	$443,953	$436,302

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
Current liabilities:
Current portion of long-term debt and capital leases	$3,861	$2,356
Accounts payable	3,561	2,726
Accrued liabilities	25,201	24,100
Deferred revenue	37,014	36,471

Total current liabilities	69,637	65,653
Long-term debt and capital leases, net of current portion	391,991	321,293
Deferred customer acquisition revenue	60,781	39,873
Deferred tax liability	251	—
Other liabilities	1,236	1,416

Total Liabilities	523,896	428,235

Commitments and contingencies (see Note 9)
Stockholders’ equity:
Preferred stock, $.10 par value, 5,000,000 shares authorized	—	—
Common stock, $.01 par value, 150,000,000 shares authorized, 18,239,953 shares issued at December 31, 2006 and 18,198,571 shares issued at December 31, 2005	182	182
Additional paid-in capital	89,545	159,939
Accumulated other comprehensive loss	(318)	(107)
Deficit	(169,352)	(151,947)

Total stockholders’ equity (deficiency in assets)	(79,943)	8,067

Total Liabilities and Stockholders’ Equity (Deficiency in Assets)	$443,953	$436,302

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTION ONE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended	February 9 —	January 1 —	Year Ended
	December 31,	December 31,	February 8,	December 31,
	2006	2005		2004
	(Dollar amounts in thousands, except for per share amounts)
Revenue:
Monitoring and related services	$247,370	$219,475	$26,455	$247,498
Other	23,182	15,006	2,088	21,761

Total revenue	270,552	234,481	28,543	269,259
Cost of revenue (exclusive of amortization and depreciation shown below):
Monitoring and related services	71,823	62,243	7,400	69,598
Other	29,564	18,816	3,314	31,981

Total cost of revenue (exclusive of amortization and depreciation shown below)	101,387	81,059	10,714	101,579
Operating expenses:
Selling	41,003	28,856	3,989	33,495
General and administrative (exclusive of $3.2 million of compensation costs included in recapitalization costs for 2006)	62,913	57,158	8,104	71,377
Change in control and debt restructuring costs	—	—	5,939	24,382
Corporate consolidation costs	20	2,339	—	—
Recapitalization costs	4,452	—	—	—
Amortization and depreciation	41,667	43,742	6,638	78,455

Total operating expenses	150,055	132,095	24,670	207,709

Operating income (loss)	19,110	21,327	(6,841)	(40,029)
Other expense (income):
Interest expense	37,412	29,260	2,722	26,806
Related party interest	—	1,951	1,942	18,082
Interest income	(1,512)	(577)	(120)	(490)
Loss on retirement of debt	—	6,657	—	47
Other	(52)	(688)	(15)	(147)

Total other expenses	35,848	36,603	4,529	44,298

Loss before income taxes	(16,738)	(15,276)	(11,370)	(84,327)
Income tax expense	(667)	(312)	(35)	(239,579)

Net loss	$(17,405)	$(15,588)	$(11,405)	$(323,906)
Other comprehensive income (loss), net of tax:
Reclassification adjustment for realized gain on marketable securities	—	(162)	—	—
Unrealized gain on marketable securities	—	—	—	84

Unrealized loss on interest rate cap	(211)	(107)	—	—

Comprehensive loss	$(17,616)	$(15,857)	$(11,405)	$(323,822)

Basic and diluted per share information:
Net loss per common share	$(0.95)	$(0.86)	$(5.80)	$(164.78)

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTION ONE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	February 9 —	January 1 —	Year Ended
	December 31,	December 31,	February 8,	December 31,
	2006	2005		2004
	(Dollar amounts in thousands)
Cash flows from operating activities:
Net loss	$(17,405)	$(15,588)	$(11,405)	$(323,906)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss on retirement of debt	—	6,657	—	47
Senior notes received in tax sharing settlement	—	—	—	(26,640)
(Gain) loss on sale of assets	(244)	(766)	8	(93)
Amortization and depreciation	41,667	43,742	6,638	78,455
Amortization of debt costs, discounts and premium	6,496	7,524	2	681
Amortization of deferred customer acquisition costs in excess of amortization of deferred revenue	17,573	8,489	2,837	21,542
Amortization of stock based compensation	1,408	—	—	—
Deferred income taxes	251	—	—	286,309
Provision for doubtful accounts	3,099	1,664	272	729
Other	(135)	(119)	(15)	(69)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:
Receivables	(2,256)	(6,868)	(263)	(1,278)
Related party tax receivable	—	—	—	26,087
Other assets	(3,363)	6,050	5,500	(3,951)
Accounts payable	836	(4,359)	5,114	(3,139)
Deferred revenue	308	1,007	1,346	638
Other liabilities	1,292	(7,020)	(6,324)	6,402

Net cash provided by operating activities	49,527	40,413	3,710	61,814

Cash flows from investing activities:
Installations and purchases of new accounts	(27)	—	—	(14)
Deferred customer acquisition costs	(58,495)	(46,862)	(4,218)	(42,720)
Deferred customer acquisition revenue	29,073	24,360	1,991	21,317
Purchase of rental equipment	(2,776)	(772)	—	—
Purchase of property and equipment	(4,557)	(5,680)	(250)	(9,323)
Net increase in restricted cash	(212)	(631)	—	—
Proceeds from disposition of marketable securities	—	660	—	—
Proceeds from redemption of preferred stock	—	4,399	—	—
Proceeds from disposition of assets and sale of customer accounts	307	375	4	371

Net cash used in investing activities	(36,687)	(24,151)	(2,473)	(30,369)

Cash flows from financing activities:
Payments on long-term debt	(2,839)	(212,714)	—	(14,500)
Payments on credit facility	—	(81,000)	—	—
Distribution to shareholders	(70,490)	—	—	—
Make-whole payment to vested option holders	(1,312)	—	—	—
Proceeds from long-term debt	66,767	250,000	—	—
Proceeds from sale of common stock	—	1,750	—	—
Proceeds from trademark licensing fees	—	—	—	160
Issuance costs and other	—	(270)	—	—
Payment for interest rate caps	—	(922)	—	—
Debt issue costs	(259)	(6,978)	—	—
Funding from parent	—	—	—	220

Net cash used in financing activities	(8,133)	(50,134)	—	(14,120)

Net increase (decrease) in cash and cash equivalents	4,707	(33,872)	1,237	17,325
Cash and cash equivalents:
Beginning of period	19,893	53,765	52,528	35,203

End of period	$24,600	$19,893	$53,765	$52,528

Cash paid for interest	$30,949	$25,209	$6,451	$45,003

Cash paid for taxes, exclusive of benefits received from parent in 2004	$295	$438	$6	$327

Non-cash investing and financing activity:
Vehicle additions under capital leases	$3,261	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTION ONE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)

							Total
						Accumulated	Stockholders’
				Additional		Other	Equity
	Common Stock		Treasury	Paid - in		Comprehensive	(Deficiency
	Shares	Amount	Stock	Capital	Deficit	Income(Loss)	in Assets)
	(Dollar amounts in thousands)

Common Stock
January 1, 2004	1,965,654	$26	$(34,612)	$1,380,689	$(1,200,007)	$78	$146,174
Exercise of options and warrants	—	—	—	39	—	—	39
Unrealized gain-marketable securities	—	—	—	—	—	84	84
Net loss	—	—	—	—	(323,906)	—	(323,906)

December 31, 2004	1,965,654	$26	$(34,612)	$1,380,728	$(1,523,913)	$162	$(177,609)
Net loss	—	—	—	—	(11,405)	—	(11,405)

February 8, 2005	1,965,654	$26	$(34,612)	$1,380,728	$(1,535,318)	$162	$(189,014)
Debt for equity exchange	16,000,000	160	—	119,840	—	—	120,000
Stock purchased	232,917	2	—	1,748	—	—	1,750
Partial shares adjustment from reverse stock split	—	(6)	—	6	—	—	—
Push down accounting adjustments	—	—	34,612	(1,342,113)	1,398,959	—	91,458
Stock issuance costs	—	—	—	(270)	—	—	(270)
Unrealized loss-marketable securities, net of tax	—	—	—	—	—	(162)	(162)
Unrealized loss-interest rate caps, net of tax	—	—	—	—	—	(107)	(107)
Net loss	—	—	—	—	(15,588)	—	(15,588)

December 31, 2005	18,198,571	$182	$—	$159,939	$(151,947)	$(107)	$8,067
Exercise of options	40,882	—	—	—	—	—	—
Vesting of restricted stock units	500	—	—	—	—	—	—
Distribution to shareholders and vested option holders	—	—	—	(71,802)	—	—	(71,802)
Amortization of stock compensation expense	—	—	—	1,408	—	—	1,408
Unrealized loss-interest rate caps, net of tax	—	—	—	—	—	(211)	(211)
Net loss	—	—	—	—	(17,405)	—	(17,405)

	18,239,953	$182	$—	$89,545	$(169,352)	$(318)	$(79,943)

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	The Company:

The Company is a publicly-traded security alarm monitoring company. The Company is principally engaged in the business of providing security alarm monitoring services, which includes sales, installation and related servicing of security alarm systems for residential and business customers. On February 17, 2004, the Company’s former majority owner, Westar Industries, Inc., a Delaware corporation, referred to as Westar Industries, a wholly owned subsidiary of Westar Energy, Inc., which together with Westar Industries is referred to as Westar, sold approximately 87% of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share, to POI Acquisition I, Inc., a subsidiary of POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd. POI Acquisition, L.L.C., Quadrangle Master Funding Ltd and POI Acquisition I, Inc. are entities formed by Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP and Quadrangle Master Funding Ltd, collectively referred to as Quadrangle. Westar retained approximately 1% of the Company’s common stock, representing shares underlying restricted stock units (“RSUs”) granted to current and former employees of Westar. In the event that these shares of common stock subject to RSUs are no longer subject to RSUs but continue to be held by Westar, Westar is obligated to deliver such shares to Quadrangle without any further consideration paid by Quadrangle. As part of the sale transaction, Westar Industries also assigned its rights and obligations as the lender under the revolving credit facility to POI Acquisition, L.L.C., which subsequently assigned one-third of its interest to Quadrangle Master Funding, Ltd. Quadrangle paid an aggregate of approximately $154.7 million to Westar as consideration for both the common stock and the revolving credit facility, including accrued interest of $2.2 million, with approximately $2.1 million of the payments being consideration for the common stock.

In November 2004, the Company received $73.0 million pursuant to a tax sharing settlement agreement with Westar that terminated the existing Westar tax sharing agreement, generally settled all claims with Westar relating to the existing tax sharing agreement and generally settled all claims between Quadrangle and Westar relating to the Westar sale transaction. Contemporaneously, the Company entered into a debt-for-equity exchange agreement with Quadrangle that provided for the principal balance outstanding under the Quadrangle credit facility to be reduced by $120.0 million in exchange for the issuance to Quadrangle of 16 million shares of the Company’s common stock. The exchange was completed on February 8, 2005. The newly issued shares, together with shares already owned by Quadrangle, resulted in Quadrangle owning approximately 97.3% of the Company’s common stock. As of March 10, 2007, Quadrangle’s ownership of the Company’s common stock is at approximately 97.1% due to the issuance of common stock pursuant to options exercised in 2006. See Note 3, “Share-Based Employee Compensation” for additional information.

As a result of Quadrangle’s increased ownership interest, the Company “pushed down” Quadrangle’s basis to a proportionate amount of the Company’s underlying assets and liabilities acquired based on the estimated fair market values of the assets and liabilities as of February 8, 2005. The “push down” accounting adjustments did not impact cash flows. The primary changes to the balance sheet reflected (1) the reduction of deferred customer acquisition costs and revenue, which had been subsumed into the estimated fair market value adjustment for customer accounts; (2) adjustments to the carrying values of debt to estimated fair market value (or Quadrangle’s basis in the case of the credit facility); (3) adjustments to historical goodwill to reflect goodwill arising from the push down accounting adjustments; (4) the recording of a value for our trade names; and (5) an increase to the equity section from these adjustments. The primary changes to the income statement included (1) the reduction in other revenue due to a lower level of amortization from the reduced amortizable base of deferred customer acquisition revenue; (2) the reduction in other costs of revenue and selling expenses due to lower level of amortization from the reduced amortizable base of deferred customer acquisition costs; (3) an increase in interest expense due to amortization of debt discounts arising from differences in fair values and carrying values of the Company’s debt instruments; and (4) the reduction in amortization related to the reduction in the amortizable base of customer accounts.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The purchase price paid as a result of each transaction described above has been allocated to a proportionate amount of the Company’s underlying assets and liabilities based upon Quadrangle’s acquired interests (86.8% on February 17, 2004 and 10.5% on February 8, 2005) in the respective fair market values of assets and liabilities at the date of each transaction. The following represents the approximate fair values attributable to the assets acquired and liabilities assumed in Quadrangle’s acquisition of substantially all of the Company’s outstanding common stock. These values exclude the proportionate share of the historical cost basis attributable to the minority interest holders representing 2.7% of the Company.

Allocation of proportionate share to major components of assets and liabilities acquired (dollar amounts in millions):

Current assets, net of current liabilities	$24.9
Property and equipment	29.6
Customer accounts	293.7
Goodwill	11.0
Trade name	25.8
Other long term assets	12.1
Long term debt	(274.9)

Total consideration paid for equity interests	$122.2

Due to the impact of the changes resulting from the push down accounting adjustments described above, the 2005 statements of operations and cash flows presentations separate the Company’s results into two periods: (1) the period ending with the February 8, 2005 consummation of the exchange transaction and (2) the period beginning after that date utilizing the new basis of accounting. The results are further separated by a heavy black line to indicate the effective date of the new basis of accounting.

On May 12, 2006, the Company completed a recapitalization of its balance sheet by increasing its debt in order to pay a cash dividend of $70.5 million, or $3.86 per share, to all holders of record of its common stock on May 8, 2006, including Quadrangle, which owned approximately 97.1% of the outstanding shares of the Company’s common stock at that date. This cash dividend is referred to as the May 2006 dividend. The payment of the May 2006 dividend was financed, in large part, by the April 2006 financing described in Note 7, “Debt and Capital Leases.” Approximately $1.2 million of expense paid to third party consultants related to the financing is reflected as recapitalization costs in the Consolidated Statement of Operations and Comprehensive Loss.

As part of the recapitalization, the Company’s board of directors also approved a cash payment of $4.5 million or $2.89 for each vested and unvested option awarded in February 2005 under the 2004 Stock Option Plan, including to members of senior management. This payment is referred to as the compensatory make-whole payment. Approximately $3.2 million of this compensatory make-whole payment related to options that had not yet vested and accordingly this amount plus related taxes was recorded as compensation expense in the second quarter of 2006 and is reflected as recapitalization costs in the Consolidated Statement of Operations and Comprehensive Loss. Approximately $1.3 million of the compensatory make-whole payment related to vested options and was recorded to additional paid in capital. The Company also reduced the exercise price of each vested and unvested option by $0.98. The Company’s board decided to pay the compensatory make-whole payment and reduce the option exercise price because the payment of the May 2006 dividend decreased the value of the equity interests of holders of options, as these holders were not otherwise entitled to receive the dividend. Accordingly, the Company’s board awarded the same amount to the option holders, on a per share basis, in the form of the compensatory make-whole payment and the reduced option exercise price. See additional related discussion in Note 3, “Share-Based Employee Compensation.”

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company completed its corporate consolidation efforts whereby Network Multifamily management and other support functions were consolidated with Protection One. The consolidation was effective January 1, 2006 and included conversion of Network Multifamily’s billing and general ledger software. Approximately forty positions were eliminated, including the President, Senior Vice President-Sales, Senior Vice President-Legal and Vice President-Finance. The Company accrued approximately $2.3 million for severance and retention expenses related to this consolidation and paid approximately $2.2 million of this amount as of December 31, 2005. Additional expense of approximately $20.0 thousand was incurred in January 2006 and the remaining accrued amounts were paid at that time.

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The accompanying consolidated financial statements include the accounts of Protection One’s wholly owned subsidiaries. Inter-company balances have been eliminated in consolidation.

Definitive Merger Agreement

On December 20, 2006, Protection One, Inc. entered into the Merger Agreement pursuant to which the Company will acquire IASG. Upon completion of the Merger, which is expected to close during the second quarter of 2007, holders of IASG common stock will receive 0.29 shares of Protection One, Inc. common stock for each share of IASG common stock held. Cash will be paid in lieu of fractional shares.

A special meeting of stockholders of IASG will be held on March 27, 2007 for the purpose of voting on the Merger. If approved, IASG will become a wholly owned subsidiary of Protection One, Inc. upon the consummation of the Merger.

On February 22, 2007, the Company commenced an offer to exchange up to $125,000,000 of the outstanding 12% Senior Secured Notes due 2011 of IASG (the “Old Notes”) for newly issued 12% Senior Secured Notes due 2011 of Protection One Alarm Monitoring, Inc. (the “New Notes”) (the “Exchange Offer”). The Exchange Offer is subject to the fulfillment of certain conditions, including the consummation of the Merger.

2.	Summary of Significant Accounting Policies:

(a)	Stock Based Compensation

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R (“SFAS 123R”), “Share-Based Payment,” which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. SFAS 123R supersedes the Company’s previous accounting methodology using the intrinsic value method under Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” With respect to stock option awards granted under the plans that had an exercise price equal to or greater than the market value of the Common Stock on the date of the grant, the Company, under the intrinsic value method used in connection with APB 25, had not recognized any share-based compensation expense related to stock option awards granted to employees in the Company’s Consolidated Statements of Operations and Comprehensive Loss.

See Note 3, “Share-Based Employee Compensation” for additional information.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pro Forma Share-Based Employee Compensation Expense

Prior to January 1, 2006, the Company accounted for share-based employee compensation arrangements in accordance with the provisions and related interpretations of APB 25. Had compensation cost for share-based awards been determined consistent with SFAS No. 123R, the net loss and loss per share would have been adjusted to the following pro forma amounts:

	2005		2004
	February 9 —	January 1 —	Year Ended
	December 31	February 8	December 31
	(Dollar amounts in thousands except
	per share amounts)
Loss available for common stock, as reported	$(15,588)	$(11,405)	$(323,906)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	—	—	34
Deduct: Total stock option expense determined under fair value method for all awards, net of related tax effects	(2,169)	(16)	(672)

Loss available for common stock, pro forma	$(17,757)	$(11,421)	$(324,544)

Net loss per common share (basic and diluted):
As reported	$(0.86)	$(5.80)	$(164.78)
Pro forma	$(0.98)	$(5.81)	$(165.11)

(b)	Revenue Recognition

Revenue is recognized when security services are provided. System installation revenue, sales revenue on equipment upgrades and direct and incremental costs of installations and sales are deferred for residential customers with monitoring service contracts. For commercial customers and our national account customers, revenue recognition is dependent upon each specific customer contract. In instances when the Company passes title to a system, the Company recognizes the associated revenue and costs related to the sale of the equipment in the period incurred regardless of whether the sale is accompanied by a service agreement. In cases where the Company retains title to the system, the Company defers and amortizes revenue and direct costs.

The Company follows Staff Accounting Bulletin 104, or SAB 104, which requires the Company to defer certain system sales and installation revenue and expenses, primarily equipment, direct labor and direct and incremental sales commissions incurred. Deferred system and upgrade installation revenue is recognized over the expected life of the customer utilizing an accelerated method for residential and commercial customers and a straight-line method for Network Multifamily customers. Deferred costs in excess of deferred revenue are recognized over the initial contract term, utilizing a straight-line method, typically three to five years for Protection One Monitoring and five to ten years for Network Multifamily systems. To the extent deferred costs are less than deferred revenues, such costs are recognized over the estimated life of the customer.

The Company follows SFAS 13, “Accounting for Leases,” for its arrangements whereby security equipment that does not require monitoring is leased to customers, typically over a five year initial lease term. This equipment typically consists of closed circuit television equipment and card access control equipment. The Company records these arrangements as operating leases and records revenue on a straight line basis over the life of the lease.

Deferred revenue also results from customers who are billed for monitoring and extended service protection in advance of the period in which such services are provided, on a monthly, quarterly or annual basis. Revenue from monitoring activities are recognized in the period such services are provided.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Inventories

Inventories, primarily comprised of alarm systems and parts, are stated at the lower of average cost or market. Inventory is shown net of an obsolescence reserve of $0.9 million and $2.5 million at December 31, 2006 and 2005, respectively. This reserve is determined based primarily upon current usage of the individual parts included in inventory.

(d)	Property and Equipment

Property and equipment are stated at cost or at the fair value at February 8, 2005 to reflect the new basis of accounting and are depreciated using the straight-line method over estimated useful lives. Gains or losses from retirements and dispositions of property and equipment are recognized in income in the period realized. Repair and maintenance costs are expensed as incurred. See Note 5, “Property and Equipment,” for additional information regarding push down accounting related to property and equipment.

Estimated useful lives of property and equipment are as follows:

Furniture and fixtures	4-7 years
Data processing and telecommunication equipment and software	1-7 years
Rental equipment	estimated customer life; generally 7 years
Leasehold improvements	Lesser of lease term or useful life; generally 5-10 years
Vehicles	2-5 years
Buildings	19-40 years

(e)	Income Taxes

The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are periodically reviewed for recoverability and a valuation allowance is recorded to reduce the deferred tax assets to an amount that is more likely than not realizable.

The Company currently does not have any federal taxable earnings and does not expect to have taxable earnings in the foreseeable future. Income tax expense shown on the statements of operations represents state taxes paid by the Company’s subsidiaries.

(f)	Comprehensive Loss

Comprehensive loss comprises net loss and other comprehensive income (loss). Other comprehensive income (loss) includes the unrealized gains and losses associated with available-for-sale investment securities and interest rate caps.

(g)	Customer Accounts

Additions to customer accounts are stated at cost and are amortized over the estimated customer life. Internal costs incurred in support of acquiring customer accounts are expensed as incurred. Upon adoption of push down accounting as a result of Quadrangle’s increased ownership in the Company, new values for customer accounts were recorded as of February 8, 2005 to reflect the estimated fair value of these accounts.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The choice of an amortization life is based on estimates and judgments about the amounts and timing of expected future revenue from customer accounts and average customer account life. Selected periods were determined because, in management’s opinion, they would adequately match amortization cost with anticipated revenue. The Company evaluates the appropriateness of the amortization life and method of each of its customer account pools based on the actual historical attrition experience of each pool and, when deemed necessary, performs a lifing study on its customer accounts to assist it in determining appropriate lives of its customer accounts. These analyses are needed in light of the inherent declining revenue curve over the life of a pool of customer accounts. The Company has identified two distinct pools of customer accounts, each of which had distinct attributes that effect differing attrition characteristics. For the Protection One Monitoring pool, the results of lifing studies indicated that the Company can expect attrition to be greatest in years one through five of asset life and that a declining balance (accelerated) method would therefore best match the future amortization costs with the estimated revenue stream from these customer pools. The Company switches from the declining balance method to the straight-line method in the year the straight-line method results in greater amortization expense.

The amortization rates consider the average estimated remaining life and historical and projected attrition rates. The amortization method for each customer pool is as follows:

Pool	Method

Protection One Monitoring	Ten — year 135% declining balance
Network Multifamily	Nine — year straight-line

The Company is required to perform impairment tests for long-lived assets prospectively when the Company determines that indicators of impairment are present. Declines in market value of its business or the value of its customer accounts that may be incurred prospectively may also require additional impairment charges. No impairment charges were recorded in the periods presented herein.

(h)	Goodwill and Trade Name

The new basis of accounting resulted in new recorded values for trade names and for goodwill as of February 8, 2005 to reflect their estimated fair values. Neither of these intangible assets is amortizable and they are therefore subject to annual impairment testing. The Company had established July 1 as its annual impairment testing date and completed its annual impairment testing during the third quarter of 2006 and 2005 and determined that no impairment of its non-amortizable intangible assets was required as of each testing date. An impairment test is also completed if events or changes in circumstances indicate that the assets might be impaired.

(i)	Cash and Cash Equivalents

All highly liquid investments purchased with a remaining maturity of three months or less at the date acquired are cash equivalents. These investments, consisting of money market funds and 30-day commercial paper or certificates of deposit, are stated at cost, which approximates market.

(j)	Restricted Cash

Restricted cash on the accompanying balance sheet represents a trust account established as collateral for the benefit of the former insurer of the Company’s workers’ compensation claims and collateral for the Company’s surety bonding requirements. The workers’ compensation collateral is required to support reserves established on claims filed during the period covered by the former insurer. The Company receives interest income earned by the trust. The surety bond collateral is required by the Company’s liability insurance carrier. The funds have been deposited into a money market account which earns interest income.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(k)	Receivables

Gross receivables, which consist primarily of trade accounts receivable, of $36.3 million at December 31, 2006 and $34.9 million at December 31, 2005 have been reduced by allowances for doubtful accounts of $7.3 million and $5.0 million, respectively.

The Company’s policy for Protection One Monitoring is to establish a reserve for a percentage of a customer’s total receivable balance when any portion of that receivable balance is greater than 30 days past due. This percentage, which is based on the Company’s historical collections experience, is increased as any portion of the receivable ages until it is fully reserved and written off when it is 120 days past due and the account is disconnected and turned over to a collection agency. Additionally, once the customer’s balance is greater than 120 days past due, all other receivable balances associated with that customer, irrespective of how many days past due, are deemed to be 120 days past due and fully reserved. In certain instances, based upon the discretion of the local general manager, credit can be extended and the account may remain active.

The Company’s policy for Network Multifamily’s reserve is based on the specific identification approach.

(l)	Advertising Costs

Printed materials are expensed as incurred. Broadcast advertising costs are expensed upon the first broadcast of the respective advertisement. Total advertising expense was $3.4 million for the year ended December 31, 2006. Total advertising expense was $2.3 million and $0.1 million for the periods February 9, 2005 through December 31, 2005, and January 1, 2005 through February 8, 2005, respectively. Total advertising expense was $2.5 million during the year ended December 31, 2004.

(m)	Derivative Financial Instruments

The Company’s interest rate caps are recorded in the consolidated balance sheet at fair value and have been designated as cash flow hedges. Changes in the fair value are recognized in other comprehensive income (loss) until the hedge transaction is recognized in earnings. The unamortized costs of the cap agreements are included in other assets. The Company amortizes the costs of the interest rate caps to interest expense over the respective lives of the agreements with any ineffectiveness in the hedging relationship recognized immediately in earnings. Payments to be received as a result of the cap agreements, if any, are accrued as a reduction of interest expense.

(n)	Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables from a large number of customers, including both residential and commercial, dispersed across a wide geographic base. The Company extends credit to its customers in the normal course of business, performs periodic credit evaluations and maintains allowances for the potential credit losses. The Company has customers located throughout the United States with almost 45% of its recurring monthly revenue derived from customers located in California, Florida and Texas. A major earthquake, hurricane or other environmental disaster in an area of high account concentration could disrupt the Company’s ability to serve those customers or render those customers uninterested in continuing alarm monitoring services.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(o)	Loss Per Share

Loss per share is presented in accordance with SFAS No. 128 “Earnings Per Share.” Weighted average shares outstanding were as follows:

		February 9 —	January 1 —
	December 31,	December 31,	February 8,	December 31,
	2006	2005		2004

Weighted average shares outstanding	18,233,221	18,198,571	1,965,654	1,965,654

For the year ended December 31, 2006, the Company had outstanding stock options that represented 0.8 million dilutive potential common shares. For the period February 9, 2005 through December 31, 2005, the Company had outstanding stock options that represented 1.0 million dilutive potential common shares. No outstanding stock options and warrants represent dilutive potential common shares for the period January 1, 2005 through February 8, 2005 or for the year ended December 31, 2004. These securities were not included in the computation of diluted earnings per share since to do so would have been antidilutive for all periods presented.

(p)	New Accounting Standards

In December 2004, the FASB issued SFAS No. 123R, which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires compensation costs related to share-based payment transactions to be recognized in financial statements based on the fair value on the grant date of the equity or liability instruments used. Compensation cost will be recognized over the period that an employee provides service for that award, resulting in a decrease in net earnings. The Company adopted the provisions of this Statement effective January 1, 2006, as more fully described in Note 3.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. SFAS 159 permits the measurement of specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The Company does not anticipate that adoption of this statement will have a material impact on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not anticipate that adoption of this statement will have a material impact on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. The interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For the benefits of a tax position taken to be recognized, the tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. This interpretation is effective for fiscal years beginning after December 15, 2006. Protection One, Inc. will be required to adopt this interpretation in the first quarter of 2007. The Company does not anticipate that adoption of this statement will have a material impact on its consolidated financial statements.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company adopted Staff Accounting Bulletin 108, or SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, effective December 31, 2006. SAB 108 requires quantification of misstatements using both a balance sheet and an income statement approach (“dual method” approach) and evaluation of whether either approach results in an error that is material in light of relevant quantitative and qualitative factors. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

(q)	Prior Year Reclassification

A reclassification has been made to prior year information to reflect interest income separately from interest expense to conform with the current year presentation.

3.	Share-Based Employee Compensation:

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R (“SFAS 123R”), “Share-Based Payment,” which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. SFAS 123R supersedes the Company’s previous accounting methodology using the intrinsic value method under Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” With respect to stock option awards granted under the plans that had an exercise price equal to or greater than the market value of the Common Stock on the date of the grant, the Company, under the intrinsic value method used in connection with APB 25, had not recognized any share-based compensation expense related to stock option awards granted to employees in the Company’s Consolidated Statements of Operations and Comprehensive Loss.

The Company had the following stock option plans under which shares were available for grant at December 31, 2006: the 2004 Stock Option Plan (the “2004 Plan”) and the 1997 Long-Term Incentive Plan (the “LTIP”). The 1994 Stock Option Plan is no longer active.

2004 Stock Option Plan

The 2004 Plan was approved by the Protection One stockholders and became effective upon the consummation of the debt-for-equity exchange on February 8, 2005. Under the 2004 Plan, certain executive officers and selected management employees were granted options in 2005, which are subject to vesting, exercise and delivery restriction described below, to purchase an aggregate of 1,782,947 shares of common stock. A total of 1,996,184 shares are reserved for issuance under the 2004 Plan subject to such adjustment as may be necessary to reflect changes in the number or kinds of shares of common stock or other securities of the Company. To the extent an option expires or is canceled, forfeited, settled in cash or otherwise terminated or concluded without a delivery of shares to which the option related, the undelivered shares will again be available for options. The options initially granted under the 2004 Plan will vest ratably each month during the 48 months after the date of grant, subject to accelerated vesting, in the case of certain senior executive officers, under certain circumstances following a qualified sale. Under the option agreements applicable to the options granted, any shares of stock purchased through the exercise of options generally will be issued and delivered to the option holder, and any net payment that may be due to such holder in accordance with the 2004 Plan, will be paid to such holder upon the earlier of: (1) specified dates following the occurrence of certain permissible distribution events (as defined in the Company’s Stock Appreciation Rights Plan) and (2) February 8, 2011, provided that if an option holder’s right to receive stock is converted pursuant to the 2004 Plan into a right to receive cash, the amount of cash payable will be credited with interest at 6% per annum, compounded annually, from the date such conversion is effective until the applicable payment date.

On July 25, 2006 an additional 42,500 options were granted under the 2004 Plan.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1997 Long-Term Incentive Plan

The 1997 LTIP, approved by the Protection One stockholders on November 24, 1997, provides for the award of incentive stock options to directors, officers and key employees. Under the LTIP, 114,000 shares are reserved for issuance, subject to such adjustment as may be necessary to reflect changes in the number or kinds of shares of common stock or other securities of Protection One. The LTIP provides for the granting of options that qualify as incentive stock options under the Internal Revenue Code and options that do not so qualify.

Each option has a term of ten years and typically vests ratably over three years. The purchase price of the shares issuable pursuant to the options is equal to (or greater than) the fair market value of the common stock at the date of the option grant.

The vesting of options granted to our senior management was previously accelerated because of the change in control of the Company when Westar sold its interest in the Company to Quadrangle.

Share-Based Employee Compensation Expense

The Company adopted SFAS 123R using the modified prospective transition method. Under this transition method, compensation costs are recognized for awards that are issued beginning in 2006 and for awards that have been granted prior to December 31, 2005 but have yet to reach the end of the requisite service period. In accordance with the modified prospective transition method, the Company’s Consolidated Financial Statements for prior periods have not been restated to reflect the impact of SFAS 123R.

Exclusive of the impact of the modification to the options granted in 2005 discussed in Note 1, “The Company,” share-based compensation related to stock options granted to employees of approximately $1.4 million, or $0.08 per share (basic and fully diluted), was recorded in general and administrative expense for the year ended December 31, 2006. No tax benefit was recorded since the Company does not have taxable income and is currently reserving its tax assets. There were no amounts capitalized relating to share-based employee compensation for the year ended December 31, 2006.

The amount of expense to be recognized over the remaining service period of the modified 2005 options and the 2006 options as of December 31, 2006 is expected to be approximately $2.5 million through July 2010.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below summarizes stock options and warrants for the Company’s common stock outstanding as of December 31, 2006. All non-vested options at December 31, 2006 are expected to vest in the future.

			Weighted-		Aggregate
		Number of	Average	Weighted	Intrinsic
	Exercise	Shares of	Remaining	Average	Value
	Price/Range of	Common	Contractual	Exercise	(Dollars in
Description	Exercise Prices	Stock	Life in Years	Price	Thousands)

Exercisable
1998 Options	$550.00	3,860		$550.00
1999 Options	262.50 - 446.375	1,750		433.77
2000 Options	71.875	2,321		71.56
2001 Options	60.30 - 71.00	34,550		66.73
2001 Warrants	65.825	5,000		65.83
2002 Options	103.50 - 137.50	6,800		115.82
2003 Options	60.00	266		60.00
2005 Options	6.52	714,463		6.52
2006 Options	14.02	4,427		14.02

		773,437	4.1 years	14.41	$3,987

Not exercisable
2005 Options	6.52	844,365		6.52
2006 Options	14.02	38,073		14.02

		882,438	4.1 years	6.84	$4,712

Outstanding		1,655,875	4.1 years	$10.41	$8,699

A summary of the Company’s nonvested stock options activity for the year ended December 31, 2006 follows:

			Total Grant-
		Weighted-	Date Fair
		Average	Value
		Grant-Date	(Dollars in
	Shares	Fair Value	Thousands)

Nonvested at January 1, 2006	1,234,339	$5.40	$6,662
Granted	42,500	9.52	405
Vested — 2003 options	(266)	40.00	(10)
Vested — 2005 options	(129,903)	5.39	(700)
Cash paid on nonvested options(a)	—	—	(3,183)
Vested — modified 2005 options(a)	(259,805)	2.51	(653)
Vested — 2006 options	(4,427)	9.52	(42)
Forfeited	—	—	—

Nonvested at December 31, 2006	882,438	$2.81	$2,479

(a)	The weighted-average grant-date fair value of options granted during the first quarter of 2005 was $5.39 per option. The terms of the options granted in 2005 under the 2004 Plan included antidilution provisions and were modified accordingly because of the distribution made in May 2006. The compensatory make-whole payment of $4.5 million or $2.89 per option described in Note 1, “The Company,” resulted in a

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reduction of the fair value of the original award by the amount of cash received resulting in an adjusted grant-date fair value of $2.51. Approximately $3.2 million of the $4.5 million cash payment related to nonvested options and was reflected as recapitalization costs in the second quarter of 2006.

The Company estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model with the assumptions included in the table below. The Company uses historical data, among other factors, to estimate the expected price volatility, the expected option life and the expected forfeiture rate. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of the option. The following assumptions were used to estimate the fair value of options granted July 25, 2006 and February 8, 2005 and to estimate the fair value of the May 12, 2006 modification of the options granted in 2005:

	July 25,	May 12,	February 8,
	2006	2006	2005

Expected stock price volatility	72.7%	75.1%	82.1%
Risk free interest rate	4.96%	5.08%	3.8%
Expected option life	6 years	4.75 years	6 years
Expected dividend yield	—	—	—

The following table summarizes the Company’s activities with respect to its stock option plans for the years presented:

			Weighted
			Average
		Weighted	Grant Date
		Average	Fair Value
	Warrants	Exercise	(Dollars in
	and Options	Price	Thousands)

Outstanding at December 31, 2003	91,626	$146.65
Surrendered	(6,142)	128.50

Outstanding at December 31, 2004	85,484	147.95
Granted	1,782,947	7.50	$9,610
Surrendered	(175,030)	29.47

Outstanding at December 31, 2005	1,693,401	12.32
Granted	42,500	14.02	$405
Exercised (intrinsic value of $428,928)	(40,882)	7.50
Surrendered	(39,144)	60.06

Outstanding at December 31, 2006	1,655,875	$10.41

No cash was received for the option exercises in 2006 as the option holders elected to utilize a cashless exercise in which they surrendered vested options in lieu of a cash payment for the exercise price.

Restricted Share Units

Annual grants of RSUs are awarded to the Company’s independent board member as part of the Company’s independent director compensation plan approved in March 2005. An award of 2,000 RSUs was granted on March 28, 2005 with a per unit fair value of $7.50. An award of 1,000 RSUs was granted on April 15, 2006 with a per unit fair value of $17.25. The RSUs vest ratably over a 4-year period, provided, however, that any and all unvested RSUs shall be immediately forfeited in the event the board member ceases to serve on the Company’s board. A total of 500 RSUs vested and converted to common shares during the year ended December 31, 2006 and 2,500 RSUs remained unvested as of December 31, 2006.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Appreciation Rights Plan

On February 8, 2005, pursuant to a management incentive plan, the Company’s senior management team received an aggregate of 1,996,183 Stock Appreciation Rights, or SARs. The SARs vest and become payable upon the earlier of (1) a qualified sale as defined in the SAR Plan, which generally means Quadrangle’s sale of at least 60% of its equity interest in Protection One, provided that if the qualified sale is not a permissible distribution event (as defined in the SAR Plan) the payment will be made, with interest, in connection with a subsequent permissible distribution event, and (2) February 8, 2011. The exercise price of the SARs was $4.50 on the grant date and increases by 9% per annum, which is referred to as the fixed return, compounded annually, beginning on February 8, 2006. If Quadrangle sells less than 60% of its equity interest in Protection One, the exercise price applicable to an equivalent percentage of management’s SARs would be based on the fixed return through the date of such sale. Each SAR that vests and becomes payable in connection with a qualified sale will generally entitle the holder of a SAR to receive the difference between the exercise price and the lesser of (1) the value of the consideration paid for one share of stock in such qualified sale, or the fair market value of one share of stock if the qualified sale is not a sale to a third party and (2) $7.50, provided that if a SAR holder’s right to receive stock is converted pursuant to the SAR Plan into a right to receive cash from a grantor trust that Protection One may establish, the amount of cash payable will be credited with interest at 6% per annum, compounded annually, from the date such conversion is effective until the applicable payment date.

The SAR Plan provides that the exercise price of the SARs shall be equitably adjusted or modified as necessary to preserve the intended economic benefit of the original grant in the event there is, among other things, a recapitalization, and the SAR Plan provides that the exercise price of the SARs may be adjusted or modified upon the occurrence of any event that makes adjustment or modification appropriate and equitable to prevent inappropriate penalties or windfalls with respect to the terms of the SAR Plan and the holders of the SARs. On May 12, 2006, after determining that the $70.5 million cash dividend declared on April 27, 2006 would adversely impact the SARs granted in 2005, the Protection One board of directors agreed to amend the SARs agreements by effectively fixing the exercise price on 439,160 outstanding SARs (the modified SARs) at $5.02. Therefore, if there is not a qualified sale prior to February 8, 2011, the holders of these modified SARs will be entitled to receive the difference between $7.50 and $5.02 per SAR, or $2.48, from Protection One for a total cash outlay of approximately $1.1 million on February 8, 2011.

In November 2006, the Protection One board of directors approved the reallocation of SARs forfeited by a former executive officer to the other SAR Plan participants, Messrs. Ginsburg, Nevin and Pefanis. As proposed by Protection One’s Chief Executive Officer and approved by its board of directors, the SARs were reallocated to the applicable named executive officers in proportion to the number of SARs that they held immediately before the reallocation. Except for a reallocation upon any forfeiture by a former executive officer, the SAR Plan does not allow for any grant of additional SARs.

As of December 31, 2006, Protection One has established a liability of approximately $138,300 to reflect the portion of the modified SARs that have been earned since the date of the modification through December 31, 2006 with the associated expense reflected in general and administrative expense. Assuming there is no qualified sale prior to February 8, 2011, Protection One expects to record approximately $0.2 million in expense per year through February 8, 2011 related to these SARs. As of December 31, 2006 and 2005, no value has been ascribed to the SARs that have not been modified and no value will be allocated to those SARs unless and until it becomes probable that a qualified sale will occur.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Accrued Liabilities:

The following reflects the components of accrued liabilities as of the periods indicated (dollar amounts in thousands):

	December 31,
	2006	2005

Accrued interest	$5,452	$5,342
Accrued vacation pay	3,504	3,436
Accrued salaries, bonuses and employee benefits	6,103	5,445
Other accrued liabilities	10,142	9,877

Total accrued liabilities	$25,201	$24,100

5.	Property and Equipment:

The following reflects the Company’s carrying value in property and equipment as of the following periods (in thousands):

	December 31,	December 31,
	2006	2005

Furniture, fixtures and equipment	$4,685	$4,290
Data processing and telecommunication	26,576	24,408
Leasehold improvements	3,102	2,762
Vehicles	7,290	8,991
Vehicles under capital leases	3,261	—
Buildings and other	5,583	5,473
Rental equipment	3,549	772

	54,046	46,696
Less accumulated depreciation	(31,616)	(25,143)

Property and equipment, net	$22,430	$21,553

Depreciation expense was $9.1 million for the year ended December 31, 2006. Depreciation expense was $11.1 million for the period February 9, 2005 through December 31, 2005 and $1.0 million for the period January 1, 2005 through February 8, 2005. Depreciation expense was $9.9 million for the year ended December 31, 2004.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fixed Assets under Operating Leases

Rental equipment is comprised of commercial security equipment that does not require monitoring services by the Company and is leased to customers, typically over a 5-year initial lease term. Accumulated depreciation of approximately $0.3 million and $16,000 was recorded on these assets as of December 31, 2006 and 2005, respectively. The following is a schedule by year of minimum future rental receipts on non-cancelable operating leases as of December 31, 2006 (dollar amounts in thousands):

2007	$636
2008	636
2009	636
2010	618
2011	223

Total minimum future rentals	$2,749

6.	Intangible Assets:

The following reflects the Company’s carrying value in customer accounts as of the following periods:

	Protection One Monitoring		Network Multifamily		Total Company
	12/31/2006	12/31/2005	12/31/2006	12/31/2005	12/31/2006	12/31/2005
	(Dollar amounts in thousands)

Customer accounts	$260,345	$260,319	$51,872	$51,872	$312,217	$312,191
Accumulated amortization	$(95,263)	$(68,495)	$(16,583)	$(10,821)	$(111,846)	$(79,316)

Customer accounts, net	$165,082	$191,824	$35,289	$41,051	$200,371	$232,875

Amortization expense was $32.5 million for the year ended December 31, 2006, $32.6 million for the period February 9, 2005 through December 31, 2005, $5.6 million for the period January 1, 2005 through February 8, 2005 and $68.6 million for the year ended December 31, 2004. The table below reflects the estimated aggregate customer account amortization expense for each of the five succeeding fiscal years on the existing customer account base as of December 31, 2006:

	2007	2008	2009	2010	2011
	(Dollar amounts in thousands)

Estimated amortization expense	$29,687	$28,726	$28,301	$28,253	$28,145

The new basis of accounting resulted in new recorded values for trade names and for goodwill as of February 8, 2005 for both segments. Neither of these intangible assets is amortizable and they are therefore subject to annual impairment testing and when circumstances dictate. The Company completed its annual impairment tests during the third quarters of 2006 and 2005 and determined that no impairment of its non-amortizable intangible assets was required. The following table reflects these amounts as of the following dates (dollar amounts in thousands):

	Protection One Monitoring		Network Multifamily		Total Company
	12/31/2006	12/31/2005	12/31/2006	12/31/2005	12/31/2006	12/31/2005

Trade name	$22,987	$22,987	$2,825	$2,825	$25,812	$25,812
Goodwill	$7,430	$7,430	$4,730	$4,730	$12,160	$12,160

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Debt and Capital Leases:

Long-term debt and the fixed or weighted average interest rates and capital leases are as follows (dollar amounts in thousands):

	December 31,	December 31,
	2006	2005

Senior credit facility, maturing March 31, 2012, variable 7.86%(a)	$297,750	$233,823
Senior subordinated notes, maturing January 2009, fixed 8.125%, face value(b)	110,340	110,340
Unamortized discount on senior subordinated notes(b)	(14,997)	(20,514)
Capital leases	2,759	—

	395,852	323,649
Less current portion (including $861 in capital leases as of December 31, 2006)	(3,861)	(2,356)

Total long-term debt and capital leases	$391,991	$321,293

(a)	Represents the weighted average annual interest rate before fees at December 31, 2006. At December 31, 2005, the weighted average annual interest rate before fees was 7.4%. See “Senior Credit Facility” below, for additional discussion regarding an amendment in April 2006 in connection with additional financing under the senior credit facility, including a change in the maturity date of the term loan to March 31, 2012 from April 18, 2011 and a reduction in the applicable margin. The senior credit facility is secured by substantially all assets of the Company and requires quarterly principal payments of $0.75 million.

(b)	See “Valuation of Debt” below regarding the discount amount associated with the debt instruments. The effective rate to the Company due to the accretion of debt discounts is approximately 15.9% on the senior subordinated notes.

Valuation of Debt

As discussed in Note 1, “The Company,” because Quadrangle acquired substantially all of the Company’s common stock, a new basis of accounting was established at February 8, 2005, and a new value for the Company’s 8.125% senior subordinated notes due 2009 was determined based on its estimated fair market value. The discount is being amortized using the effective interest rate method over the remaining life of the debt.

Senior Credit Facility

On April 26, 2006, the Company entered into an amended and restated bank credit agreement increasing the outstanding term loan borrowings by approximately $66.8 million to $300.0 million. Borrowings under the bank credit agreement bear interest at a rate calculated according to a base rate or a Eurodollar rate, at the Company’s discretion, plus an applicable margin. The applicable margin with respect to the amended term loan was reduced by 0.5% to 1.5% for a base rate borrowing and 2.5% for a Eurodollar borrowing. Subsequent to year end the applicable margin was further reduced by 0.25% to 1.25% for a base rate borrowing and 2.25% for a Eurodollar borrowing. Depending on the Company’s leverage ratio at the time of borrowing, the applicable margin with respect to a revolving loan may range from 1.25% to 2.25% for a base rate borrowing and 2.25% to 3.25% for a Eurodollar borrowing. The incremental proceeds from the amended term loan, together with approximately $10 million of excess cash were used to make an aggregate special cash distribution in May 2006 of approximately $75 million, including a dividend to holders of the Company’s common stock and to make related payments to members of management of the Company who hold options for the Company’s common stock. The senior credit facility continues to include a $25.0 million revolving

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

credit facility, of which approximately $22.9 million remains available as of March 10, 2007 after reducing total availability by approximately $2.1 million for an outstanding letter of credit. The revolving credit facility matures in 2010 and the term loan matures March 31, 2012, subject to earlier maturity if the Company does not refinance its 8.125% senior subordinated notes due 2009 before July 2008.

The bank credit agreement required the Company to enter into a hedge agreement to provide interest rate protection on at least $70.0 million of the term loans for not less than two years. The hedging requirement under the amended and restated bank credit agreement did not change. To satisfy this requirement and to further limit its exposure to interest rate risk on the variable rate senior credit facility, the Company entered into two separate interest rate cap agreements in May 2005 for a one-time aggregate cost of approximately $0.9 million. The Company’s objective is to protect against increases in interest expense caused by fluctuation in the LIBOR interest rate. One interest rate cap provides protection on $75 million of the Company’s long term debt over a five-year period ending May 24, 2010 if LIBOR exceeds 6%. A second interest rate cap provides protection on $75 million of the Company’s long term debt over a three-year period ending May 23, 2008 if LIBOR exceeds 5%.

The unamortized cost of the cap agreements at December 31, 2006 and 2005 was $0.8 million and $0.9 million, respectively. The fair market value of the cap agreements was $0.5 million and $0.8 million at December 31, 2006 and 2005, respectively, which is included in other assets. The Company amortizes the costs of the interest rate caps to interest expense over the respective lives of the agreements. In 2006, the Company amortized approximately $76,000 to interest expense and was entitled to receive approximately $143,000 as a result of the cap agreements for a net reduction to interest expense of approximately $67,000. There was no ineffectiveness in the hedging relationship of the interest rate caps.

Senior Subordinated Notes

In 1998, the Company issued $350 million aggregate principal amount of unsecured 8.125% senior subordinated notes and has since repurchased approximately $239.7 million of the notes. Interest on these notes is payable semi-annually on January 15 and July 15. The notes are redeemable at the Company’s option, in whole or in part, at a predefined price.

Capital Leases

The Company acquired vehicles in 2006 under a capital lease arrangement whereby it leases vehicles over a 4-year lease term. Accumulated depreciation on these assets as of December 31, 2006 was approximately $423,000. The following is a schedule of future minimum lease payments under capital leases together with the present value of net minimum lease payments as of December 31, 2006 (in thousands):

2007	$981
2008	980
2009	964
2010	325

Total minimum lease payments	3,250
Less: Estimated executory costs	(216)

Net minimum lease payments	3,034
Less: Amount representing interest	(275)

Present value of net minimum lease payments(a)	$2,759

(a)	Reflected in the condensed consolidated balance sheet as current and non-current obligations under debt and capital leases of $861 and $1,898, respectively.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Debt Maturities

Excluding capital lease agreements described above, debt maturities over the succeeding five years and thereafter are as follows (dollar amounts in thousands):

2007	$3,000
2008	294,750	(a)
2009	110,340	(b)
2010	—
2011	—
Thereafter	—

Total	$408,090

(a)	Assumes (i) payment of 8.125% senior subordinated notes at contractual maturity date of January 15, 2009; and (ii) senior credit facility subject to early maturity date of June 30, 2008.

(b)	Face amount of $110,340 excludes discount of $14,997 at December 31, 2006.

Debt Covenants

The indenture relating to the Company’s 8.125% senior subordinated notes due 2009 and the amended and restated bank credit agreement contain certain covenants and restrictions, including with respect to the Company’s ability to incur debt and pay dividends, based on earnings before interest, taxes, depreciation, and amortization, or EBITDA. The definition of EBITDA varies between the indenture and the amended and restated bank credit agreement. EBITDA is generally derived by adding to income (loss) before income taxes, the sum of interest expense, depreciation and amortization expense, including amortization of deferred customer acquisition costs less amortization of deferred customer acquisition revenue. However, under the varying definitions, additional adjustments are sometimes required.

The Company’s amended and restated senior credit agreement and the indenture relating to its 8.125% senior subordinated notes due 2009 contain the financial covenants and current tests, respectively, summarized below:

Debt Instrument	Financial Covenant and Current Test

Senior credit facility (as amended and restated)
Consolidated total debt on last day of period/ consolidated EBITDA for most recent four fiscal quarters — less than 5.75 to 1.0 and

Consolidated EBITDA for most recent four fiscal quarters/consolidated interest expense for most recent four fiscal quarters — greater than 2.00 to 1.0

8.125% Senior Subordinated Notes	Current fiscal quarter EBITDA/current fiscal quarter interest expense — greater than 2.25 to 1.0

At December 31, 2006, the Company was in compliance with the financial covenants and other maintenance tests for its senior credit facility but did not meet the interest coverage ratio incurrence test under its 8.125% senior subordinated notes indenture relating to its ability to incur additional ratio indebtedness. Although the Company did not satisfy the interest coverage ratio test under the 8.125% senior subordinated notes indenture at December 31, 2006, its failure to satisfy such ratio test did not render the notes, or any other debt, callable. The interest coverage ratio test under this indenture is an incurrence based test (not a

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

maintenance test), and the Company cannot be deemed to be in default solely due to failure to meet the interest coverage ratio test. Although continued failure to meet the interest ratio coverage test would result in restrictions on its ability to incur additional ratio indebtedness, the Company may borrow additional funds under other permitted indebtedness provisions of the indenture, which borrowings are currently expected to provide sufficient liquidity for its operations.

8.	Related Party Transactions

Quadrangle Management Agreements

On April 18, 2005, the Company entered into management agreements with each of Quadrangle Advisors LLC (“QA”) and Quadrangle Debt Recovery Advisors LLC (“QDRA,” and together with QA, the “Advisors”), pursuant to which the Advisors, affiliates of Quadrangle, will provide business and financial advisory and consulting services to the Company in exchange for annual fees of $1.0 million (in the case of QA) and $0.5 million (in the case of QDRA), payable in advance in quarterly installments. The Quadrangle management agreements also provide that when and if the Advisors advise or consult with the Company’s board of directors or senior executive officers with respect to an acquisition by the Company, divesture (if the Company does not engage a financial advisor with respect to such divesture) or financing transaction, they may also invoice the Company for, and the Company shall pay, additional fees in connection with any such transaction in an amount not to exceed 0.667% (in the case of QA) and 0.333% (in the case of QDRA) of the aggregate value of such transaction. For the year ended December 31, 2006, approximately $1.5 million was expensed related to these agreements. For the period February 9, 2005 through December 31, 2005, approximately $1.4 million was expensed related to these agreements.

The Quadrangle management agreements are effective as of February 8, 2005 and shall continue in effect from year to year unless amended or terminated by mutual consent of the parties, subject to automatic termination in certain specified situations and subject to termination at any time upon ninety days notice by either party. The Company expects to terminate the Quadrangle management agreements in connection with the completion of the merger with IASG. Upon such termination, the members of the Company’s board of directors who are affiliated with Quadrangle are expected to begin receiving compensation for their services as members of board of directors equal to that provided to the Company’s independent director.

Administrative Services and Management Services Agreements

Westar Energy provided administrative services at its fully loaded cost to the Company pursuant to an agreement which is referred to as the administrative services agreement, that included accounting, tax, audit, human resources, legal, purchasing and facilities services. The agreement terminated effective February 17, 2005. The Company expensed approximately $0.1 million for the period February 9, 2005 through February 17, 2005 and $0.1 million for the period January 1, 2005 through February 8, 2005 for these services.

Westar Energy has claimed that the Company should reimburse Westar Energy for as much as $1.2 million for an allocation of the costs incurred by Westar in the development of the application systems shared with the Company under the administrative service agreement. See Note 9, “Commitments and Contingencies — Administrative Services Agreement,” for further discussion related to the claim.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Credit Facility

The Quadrangle credit facility was repaid in full on April 18, 2005 in connection with the consummation of the bank credit agreement. The following table indicates the amount of interest accrued and paid on the credit facility for the periods listed (dollar amounts in millions).

	February 9 —	January 1 —
	April 18,	February 8,
	2005	2005

Interest Accrued	$1.5	$1.9
Interest Paid	$1.5	$1.9

The Company also paid Quadrangle a one-time fee of $1.15 million in April 2005 upon consummation of the debt-for-equity exchange in connection with the amendment to the credit facility.

Quadrangle Debt Restructuring Reimbursement

In addition to interest accrued and paid under the Quadrangle credit facility, discussed above, the Company expensed $0.2 million for legal expenses incurred by Quadrangle for the period January 1, 2005 through February 8, 2005. Pursuant to contractual requirements, the Company also paid the costs for the financial and legal advisors for both the senior and subordinated debt holders relating to the restructuring of the Company’s indebtedness.

Board of Directors and Amended Bylaws

If and for so long as POI Acquisition, L.L.C. owns at least 40% of the outstanding shares of the Company’s common stock, it shall have the right to elect to increase the size of the board by one director, which it shall be entitled to designate.

In accordance with the stockholders agreement, the Company amended its bylaws following the restructuring to prevent it from voluntarily filing for bankruptcy, merging or consolidating with another entity until February 8, 2007 or from selling all or substantially all of its assets without the written consent of Quadrangle Master Funding Ltd. The stockholders agreement also includes voting agreements, certain restrictions on the transfer of the Company’s common stock, drag-along rights in favor of POI Acquisition, L.L.C. and tag-along rights in favor of Quadrangle Master Funding Ltd, all upon customary terms and subject to certain customary exceptions (including exceptions for certain transfers among affiliates). In addition, the stockholders agreement provides the Quadrangle parties with the right to participate on a proportional basis in any future equity issuance by the Company, except for issuances pursuant to registered public offerings, business combination transactions or officer, employee, director or consultant arrangements.

Registration Rights Agreement

As a condition to the consummation of the debt-for-equity exchange, the Company entered into a registration rights agreement with POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd. The registration rights agreement provides, among other things, that the Company will register, upon notice, shares of its common stock owned by such parties. Under the registration rights agreement, POI Acquisition, L.L.C. is permitted up to four demand registrations and Quadrangle Master Funding Ltd is permitted up to two demand registrations, subject to certain conditions described in the agreement. POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd also received piggyback registration rights whereby they shall have the opportunity to register their securities pursuant to any registration statement the Company may file in the future, subject to certain conditions. The Company is also obligated to pay certain of their expenses pursuant to the registration of their securities under the registration rights agreement.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Change in Control and Debt Restructuring Payments

Upon the change of control on February 17, 2004, $11.0 million was paid to executive management, $3.5 million was paid to the financial advisor to the Company’s Special Committee of its board of directors and $1.6 million of expense was recorded for director and officer insurance that lapsed upon the change of control. In addition to its own financial and legal advisors, the Company also agreed to pay the financial advisory and legal fees incurred on behalf of Quadrangle and certain holders of the Company’s publicly-held debt. For the year ended December 31, 2004 the Company incurred expenses relating to these advisors of approximately $8.2 million. For the period from January 1, 2005 through February 8, 2005, the Company recorded expense of $5.9 million, including $5.6 million in fees paid on February 8, 2005 upon completion of the restructuring.

9.	Commitments and Contingencies:

Security Response Network and Homesafe Security Arbitration

The Company is a defendant in an arbitration proceeding brought by two former Protection One dealers, Security Response Network and Homesafe Security, Inc. and the owner of these companies, Mr. Ira Beer. Mr. Beer alleges breach of contract, improper calculation of holdback amounts, and other causes of action. On February 16, 2007, the arbitrator rendered a Tentative Arbitration Award, awarding the plaintiffs damages for approximately 50 customer accounts purportedly sold to the Company by plaintiffs, plus interest, plaintiffs’ costs and reasonable attorney fees. The award directs counsel for the parties to submit to the arbitrator their respective calculations of these amounts. On March 1, 2007 the Company received plaintiffs’ brief, which calculates total damages, including interest, of $107,994, attorneys’ fees of $176,776 and costs of $31,855. The Company intends to file its reply brief, contesting certain of plaintiffs’ calculations, no later than the March 23, 2007 deadline imposed by the arbitrator. In the opinion of management, this matter will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

Scardino Litigation

On April 17, 2006, the Company was named a defendant in a litigation proceeding brought by Frank and Anne Scardino arising out of a June 2005 fire at their home in Villanova, Pennsylvania (Frank and Anne Scardino v. Eagle Systems, Inc., Eagle Monitoring, Inc. and Protection One Alarm Monitoring, Inc. d/b/a Dynawatch, Delaware County, Pennsylvania Court of Common Pleas, Cause No. 06-4485). The complaint alleges that the defendants failed to provide contracted fire detection and monitoring services, breaching their contractual and warranty obligations in violation of Pennsylvania Unfair Trade Practices and Consumer Protection Law, resulting in alleged damages to plaintiffs in excess of $3.0 million. Under the Unfair Trade Practices and Consumer Protection Law, claimants may be entitled to seek treble damages, attorneys’ fees and costs. The complaint also alleged negligence and gross negligence; however, the Company’s Preliminary Objections to these counts were granted by the court, and were accordingly dismissed.

The litigation is at a preliminary stage and the Company is investigating to determine the facts and circumstances involved in this matter. The Company has notified its liability insurance carriers of the claim and has answered the remaining counts. Discovery has commenced in the matter.

The Company does not believe that it breached its contractual obligations or otherwise violated its duties in connection with this matter. In the opinion of management, the final outcome of such litigation will not have a material adverse effect on our financial condition, results of operations or liquidity.

General Claims and Disputes

The Company is a party to claims and matters of litigation incidental to the normal course of its business. Additionally, the Company receives notices of consumer complaints filed with various state agencies. The

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company has developed a dispute resolution process for addressing these administrative complaints. The ultimate outcome of such matters cannot presently be determined; however, in the opinion of management, the resolution of such matters will not have a material adverse effect upon the Company’s consolidated financial position, results of operations or liquidity.

Administrative Services Agreement

Westar Energy, the Company’s former majority stockholder, has claimed that the Company is obligated to reimburse Westar Energy for as much as $1.2 million for an allocation of the costs incurred by Westar in the development of the application systems shared with the Company under the administrative services agreement. The Company disputes these claims. In the opinion of management, this matter will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

Tax Sharing Agreement

The Company is potentially entitled to certain contingent payments, depending on whether Westar claims and receives certain additional tax benefits in the future with respect to the February 17, 2004 sale transaction. While these potential contingent payments, if any, could be significant, the Company is unable to determine at this time whether Westar will claim any such benefits or, if Westar were to claim any such benefits, the amount of the benefits that Westar would claim or when or whether Westar would actually receive any such benefits. Due to this uncertainty, the Company has not recorded any tax benefit with respect to any such potential contingent payments.

10.	Income Taxes

Components of income tax (expense) benefit are as follows (dollar amounts in thousands):

	Year Ended	2005		Year Ended
	December 31,	February 9 —	January 1 —	December 31,
	2006	December 31	February 8	2004

Federal
Current	$—	$—	$—	$46,913
Deferred	—	—	—	(286,309)
State
Current	(416)	(312)	(35)	(183)
Deferred	(251)	—	—	—

Total	$(667)	$(312)	$(35)	$(239,579)

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The difference between the income tax (expense) benefit at the federal statutory rate and income tax (expense) benefit in the accompanying statements of operations is as follows:

	Year Ended	February 9 —	January 1 —	Year Ended
	December 31,	December 31,	February 8,	December 31,
	2006	2005		2004

Federal statutory tax rate	35%	35%	35%	35%
State income tax benefit, net of federal expense	4	1	2	4
Non-deductible change in control, debt restructuring costs and other	(4)	(2)	(20)	(5)
Valuation allowance	(39)	(36)	(17)	(318)
Other	—	—	—	—

	(4)%	(2)%	0%	(284)%

Management believes the Company’s net deferred tax assets are not likely realizable and therefore a valuation allowance has been established against the deferred tax assets, as can be seen in the table below. The remaining deferred tax liability represents the state deferred tax liability which cannot be offset by the state deferred tax asset of subsidiary companies with taxable income that are subject to tax in states that require separate company income tax filing. In assessing whether deferred taxes are realizable, management considers whether it is more likely than not that some portion or all deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment.

Deferred income tax assets and liabilities were composed of the following (dollar amounts in thousands):

	2006	2005

Deferred tax asset, current:
Accrued liabilities	$3,632	$3,178
Accounts receivable, due to allowance	2,792	1,872
Other	373	1,213
Valuation allowance	(6,797)	(6,263)

	$—	$—

Deferred tax asset, noncurrent:
Net operating loss carryforwards(a)	$26,652	$27,599
Property & equipment	11,115	7,140
Deferred customer acquisition costs (net of revenue)	(17,306)	(12,530)
Customer accounts	(5,924)	(12,252)
Goodwill	6,087	6,870
Other intangibles	(641)	118
Debt	(5,118)	(7,411)
Other	919	544
Valuation allowance	(16,035)	(10,078)

	$(251)	$—

(a)	Federal net operating loss carryforwards of $5,753, $2,814, $45,561 and $15,683 will expire in the years 2026, 2025, 2024 and 2023, respectively. Total state net operating losses of approximately the same amount have various expiration dates.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company had a tax sharing agreement with Westar Energy during the period that Westar owned a controlling interest in the Company. Pursuant to this agreement, Westar Energy made payments to the Company for current tax benefits utilized by Westar Energy in its consolidated tax return irrespective of whether the Company would realize these current benefits on a separate return basis. As of December 31, 2003, other than for net operating loss carryforwards, no valuation allowance had been established by the Company because the tax sharing agreement utilized a parent company down approach in the allocation of income tax expense among members of the consolidated tax group and, consistent with that approach, no valuation allowance had been allocated to the Company. As a result of the February 17, 2004 sale transaction, $285.9 million of the Company’s net deferred tax assets were not expected to be realizable, and the Company therefore recorded a non-cash charge against income in 2004 to establish a valuation allowance for these assets.

On November 12, 2004, the Company entered into a tax sharing settlement agreement with Westar and Quadrangle that, among other things, terminated the Westar tax sharing agreement and settled all of its claims with Westar relating to the tax sharing agreement. In accordance with the Westar tax sharing settlement, among other things, Westar agreed to pay the Company approximately $45.9 million in cash and transfer to it 7.375% senior notes of the Company, due 2005, with aggregate principal and accrued interest of approximately $27.1 million for total consideration of $73.0 million. As a result of the Westar tax sharing settlement, the Company recorded a 2004 tax benefit of $46.9 million. The tax sharing settlement also provided for a mutual general release, except with respect to certain indemnification obligations pursuant to the purchase agreement between Quadrangle and Westar and certain alarm monitoring and other service agreements between the Company and Westar. In addition, Westar and POI Acquisition I, Inc. joined in making Section 338(h)(10) elections under the Code. As part of the settlement, the parties mutually agreed to the purchase price allocation to be used for the election.

The Company is also potentially entitled to certain contingent payments, depending on whether Westar claims and receives certain additional tax benefits in the future with respect to the February 17, 2004 sale transaction. See Note 9, “Commitments and Contingencies — Tax Sharing Agreement” for additional information.

11.	Employee Benefit Plans:

401(k) Plans

The Company maintains a tax-qualified, defined contribution plan that meets the requirements of Section 401(k) of the Internal Revenue Code for each of its segments.

Protection One 401(k) Plan.  The Company makes contributions to the Protection One 401(k) Plan, which contributions are allocated among participants based upon the respective contributions made by the participants through salary reductions during the applicable plan year. The Company’s matching contribution may be made in common stock, in cash or in a combination of both stock and cash. For the year ended December 31, 2006, the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005 and for the year ended December 31, 2004, Protection One made matching cash contributions to the plan of $1.3 million, $0.9 million, $0.1 million and $1.0 million, respectively. The funds of the plan are deposited with a trustee and at each participant’s option in one or more investment funds, including a Company stock fund. Contributions to the Company stock fund were suspended during 2003, and have not resumed as of March 10, 2007. The plan was amended effective January 1, 2001 requiring the Company to match employees’ contributions up to specified maximum limits.

Network Multifamily 401(k) Plan.  As part of the corporate consolidation process described in Note 1, “The Company,” the Network Multifamily 401(k) plan was merged with the Protection One 401(k) plan as of March 1, 2006. For the period February 9, 2005 through December 31, 2005 and for the year ended

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2004, the Company made matching cash contributions to the plan of $0.2 million. The funds of the plan were deposited with a trustee and at each participant’s option in one or more investment funds.

Management Employment Agreements and Key Employee Retention Plan

In July and August 2004, the Company’s senior executives entered into new employment agreements to ensure that the Company will have their continued services during and after the period of the Company’s anticipated restructuring. The previous employment agreements with these senior executives would have expired on or about August 17, 2004. The new employment agreements supersede and replace these previous employment agreements.

These employment agreements provide for, among other things, minimum annual base salaries, bonus awards, payable in cash or otherwise, and participation in all of the Company’s employee benefit plans and programs in effect for the benefit of senior executives, including stock option, 401(k) and insurance plans, and reimbursement for all reasonable expenses incurred in connection with the conduct of the business of the Company, provided the executive officers properly account for any such expenses in accordance with Company policies. The employment agreements also contain provisions providing for compensation to the senior executives under certain circumstances after a change in control of the Company and in certain other circumstances.

In order to retain the services of senior management and selected key employees who may have felt uncertain about the Company’s future ownership and direction due to the previous discussions with the Company’s creditors regarding the restructuring of the Company’s indebtedness, the Company’s Board of Directors authorized senior management in June 2004 to implement a new key employee retention plan. The new retention plan applied to approximately 30 senior managers and selected key employees and provided incentives for such individuals to remain with the Company through the restructuring. These new retention agreements superseded and replaced previous retention agreements which provided additional severance upon a change in control. The aggregate payout under the plan was approximately $3.9 million of which approximately $3.5 million was accrued for and approximately $0.7 million was paid as of December 31, 2004. The remaining $3.2 million was paid in January and February of 2005.

Retention Bonus Program.

Included with the retention plan and pursuant to the terms of their new employment agreements, Messrs. Ginsburg, Nevin, Pefanis, Williams and Griffin were each entitled to receive two retention bonuses. The Company accrued $1.9 million as general and administrative expense in 2004 and an additional $0.2 million of expense in January 2005 for these retention bonuses. The first retention bonus was paid on January 5, 2005, and the second was paid in February 2005 upon the completion of the debt-for-equity exchange. Each retention bonus payment was equal to a specified percentage of each executive officer’s annual base salary at the following rates: Richard Ginsburg — 75.0%, Darius G. Nevin — 72.5%, Peter J. Pefanis — 67.5%, Steve V. Williams — 67.5%, and J. Eric Griffin — 50.0%.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Leases:

The Company leases office facilities and equipment for lease terms maturing through 2013. Future minimum lease payments under non-cancelable operating leases are as follows (dollar amounts in thousands):

Year ended December 31,
2007	$5,284
2008	3,937
2009	2,641
2010	2,171
2011	1,448
Thereafter	743

$16,224

Total rent expense for the year ended December 31, 2006, the periods February 9, 2005 through December 31, 2005, and January 1, 2005 through February 8, 2005, and for the year ended December 31, 2004, was $5.3 million, $4.9 million, $0.6 million and $7.2 million, respectively.

13.	Fair Market Value of Financial Instruments:

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, the carrying amounts approximate fair market value due to their short maturities.

The fair value of the Company’s debt instruments are estimated based on quoted market prices except for the senior credit facility, which had no available quote and was estimated by the Company based on the terms of the facility and comparison to similar debt. At December 31, the fair value and carrying amount of the Company’s debt for the years indicated were as follows (dollar amounts in thousands):

	Fair Value		Carrying Value
	2006	2005	2006	2005

Senior credit facility	$297,750	$233,823	$297,750	$233,823
Senior Subordinated Notes (8.125%)	107,582	106,478	95,343	89,826

	$405,332	$340,301	$393,093	$323,649

The estimated fair values may not be representative of actual values of the financial instruments that could have been realized at year-end or may be realized in the future.

14.	Segment Reporting:

The Company’s operating segments are defined as components for which separate financial information is available that is evaluated regularly by the chief operating decision maker. The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets.

Protection One’s reportable segments include Protection One Monitoring and Network Multifamily. Protection One Monitoring provides residential, commercial, and wholesale security alarm monitoring services, which include sales, installation and related servicing of security alarm systems for residential and business customers in the United States of America. Network Multifamily provides security alarm services to apartments, condominiums and other multifamily dwellings.

The accounting policies of the operating segments are the same as those described in Note 2, “Summary of Significant Accounting Policies.” The Company manages its business segments based on earnings before

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest, income taxes, depreciation, amortization (including amortization of deferred customer acquisition costs and revenue) and other items, referred to as Adjusted EBITDA.

Reportable segments (dollar amounts in thousands):

	For the Year Ended December 31, 2006
	Protection	Network
	One	Multi-
	Monitoring(1)	Family(2)	Adjustments(3)	Consolidated

Revenue	$236,156	$34,396	$	$270,552
Adjusted EBITDA(4)	67,163	17,067		84,230
Amortization of intangibles and depreciation expense	35,238	6,429		41,667
Amortization of deferred costs in excess of amortization of deferred revenue	16,621	952		17,573
Corporate consolidation costs	—	20		20
Recapitalization costs	4,452	—		4,452
Segment assets	389,039	60,461	(5,547)	443,953
Expenditures for property, exclusive of rental equipment	4,047	510		4,557
Investment in new accounts and rental equipment, net	30,014	2,211		32,225

	2005
	Protection One Monitoring(1)		Network Multifamily(2)		Adjustments(3)	Consolidated
	February 9 —	January 1 —	February 9 —	January 1 —		February 9 —	January 1 —
	December 31	February 8	December 31	February 8		December 31	February 8

Revenue	$202,775	$24,480	$31,706	$4,063	$	$234,481	$28,543
Adjusted EBITDA(4)	61,281	7,228	14,616	1,780		75,897	9,008
Amortization of intangibles and depreciation expense	37,954	6,112	5,788	526		43,742	6,638
Amortization of deferred costs in excess of amortization of deferred revenue	7,937	2,239	552	598		8,489	2,837
Change of control and debt restructuring costs	—	5,939	—	—		—	5,939
Corporate consolidation costs	—	—	2,339	—		2,339	—
Key employee retention plan expense	—	354	—	81		—	435
Segment assets	389,007	—	64,529	—	(17,234)	436,302	—
Expenditures for property, exclusive of rental equipment	5,516	249	164	1		5,680	250
Investment in new accounts and rental equipment, net	21,835	1,902	1,439	325		23,274	2,227

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2004
	Protection	Network
	One	Multi-
	Monitoring(1)	Family(2)	Adjustments(3)	Consolidated

Revenue	$231,513	$37,746	$	$269,259
Adjusted EBITDA(4)	71,414	16,402		87,816
Amortization of intangibles and depreciation expense	73,560	4,895		78,455
Amortization of deferred costs in excess of amortization of deferred revenue	16,757	4,785		21,542
Change in control, debt restructuring and retention bonus expense	25,681	2,167		27,848
Segment assets	446,689	82,676	(68,321)	461,044
Expenditures for property	8,830	493		9,323
Investment in new accounts, net	18,585	2,832		21,417

(1)	Includes allocation of holding company expenses reducing Adjusted EBITDA by $3.7 million, $3.5 million, $0.3 million and $3.0 million for the year ended December 31, 2006, the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005, and for the year ended December 31, 2004, respectively.

(2)	Includes allocation of holding company expenses reducing Adjusted EBITDA by $0.9 million, $0.9 million, $0.1 million and $0.7 million for the year ended December 31, 2006, the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005, and for the year ended December 31, 2004, respectively.

(3)	Adjustment to eliminate intersegment accounts receivable.

(4)	Adjusted EBITDA is used by management in evaluating segment performance and allocating resources, and management believes it is used by many analysts following the security industry. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States of America (“GAAP”), such as income (loss) before income taxes or cash flow from operations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing the consolidated financial performance of the Company. See the table below for the reconciliation of Adjusted EBITDA to consolidated income (loss) before income taxes. The Company’s calculation of Adjusted EBITDA may be different from the calculation used by other companies and comparability may be limited. Management believes that presentation of a non-GAAP financial measure such as Adjusted EBITDA is useful because it allows investors and management to evaluate and compare the Company’s operating results from period to period in a meaningful and consistent manner in addition to standard GAAP financial measures.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Consolidated
	Year Ended	February 9 —	January 1 —	Year Ended
	December 31,	December 31	February 8	December 31,
	2006	2005		2004
	(Dollars in thousands)

Loss before income taxes	$(16,738)	$(15,276)	$(11,370)	$(84,327)
Plus:
Interest expense	35,900	30,634	4,544	44,398
Amortization of intangibles and depreciation expense	41,667	43,742	6,638	78,455
Amortization of deferred costs in excess of amortization of deferred revenue	17,573	8,489	2,837	21,542
Amortization of stock based compensation costs	1,408	—	—	—
Recapitalization costs	4,452	—	—	—
Change in control and debt restructuring costs	—	—	5,939	24,382
Key employee retention plan expense(a)	—	—	435	3,466
Corporate consolidation costs(b)	20	2,339	—	—
Loss on retirement of debt	—	6,657	—	47
Less:
Other income	(52)	(688)	(15)	(147)

Adjusted EBITDA	$84,230	$75,897	$9,008	$87,816

(a)	The Company entered into agreements with selected individuals to retain their services through sale and restructuring activities. The cost of these agreements is recorded in general and administrative expense.

(b)	Network Multifamily severance and retention expense related to corporate consolidation.

15.	Summarized Combined Financial Information of the Subsidiary Guarantors of Debt:

Protection One Alarm Monitoring, Inc., a wholly-owned subsidiary of the Company, is the primary obligor for all outstanding debt securities (see Note 7, “Debt and Capital Leases”). These debt securities are fully and unconditionally guaranteed by Protection One, Inc. and wholly owned subsidiaries of Protection One Alarm Monitoring, Inc. The following tables present condensed consolidating financial information for Protection One, Inc., Protection One Alarm Monitoring, Inc., and all other subsidiaries. Condensed financial information for Protection One, Inc. and Protection One Alarm Monitoring, Inc. on a stand-alone basis is presented using the equity method of accounting for subsidiaries in which they own or control twenty percent or more of the voting shares.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2006

		Protection
	Protection	One Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
	(Amounts in thousands)

Revenue:
Monitoring and related services	$—	$202,393	$44,977	$—	$247,370
Other	—	22,684	498	—	23,182

Total revenue	—	225,077	45,475	—	270,552
Cost of revenue
Monitoring and related services	—	58,804	13,019	—	71,823
Other	—	27,954	1,610	—	29,564

Total cost of revenue	—	86,758	14,629	—	101,387

Operating expenses
Selling	—	38,683	2,320	—	41,003
General and administrative (exclusive of $3.2 million of compensation costs included in Recapitalization costs for Protection One, Inc.)	6,003	53,056	3,854	—	62,913
Corporate consolidation costs	—	—	20	—	20
Recapitalization costs	3,267	1,185	—	—	4,452
Amortization and depreciation	7	34,436	7,224	—	41,667
Holding company allocation	(4,595)	3,676	919	—	—
Corporate overhead allocation	—	(4,523)	4,523	—	—

Total operating expenses	4,682	126,513	18,860	—	150,055

Operating income (loss)	(4,682)	11,806	11,986	—	19,110
Other expense (income)
Interest expense(a)	—	36,557	855	—	37,412
Interest income	—	(1,508)	(4)	—	(1,512)
Other	—	(134)	82	—	(52)
Equity (earnings) loss in subsidiary	12,723	(10,386)	—	(2,337)	—

Total other expense	12,723	24,529	933	(2,337)	35,848

Income (loss) from continuing operations before income taxes	(17,405)	(12,723)	11,053	2,337	(16,738)
Income tax expense	—	—	(667)	—	(667)

Net income (loss)	$(17,405)	$(12,723)	$10,386	$2,337	$(17,405)

(a)	Protection One Alarm Monitoring, Inc. allocated $855 of its interest expense to Network Multifamily.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Operations
For the Period February 9, 2005 through December 31, 2005

		Protection
	Protection	One Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
	(Dollar amounts in thousands)

Revenue:
Monitoring and related services	$—	$178,346	$41,129	$—	$219,475
Other	—	14,918	88	—	15,006

Total revenue	—	193,264	41,217	—	234,481
Cost of revenue:
Monitoring and related services	—	51,401	10,842	—	62,243
Other	—	18,145	671	—	18,816

Total cost of revenue	—	69,546	11,513	—	81,059
Operating expenses
Selling	—	26,690	2,166	—	28,856
General and administrative	4,590	43,822	8,746	—	57,158
Corporate consolidation costs	—	—	2,339	—	2,339
Amortization and depreciation	4	37,140	6,598	—	43,742
Holding company allocation	(4,371)	3,497	874	—	—
Corporate overhead allocation	—	(897)	897	—	—

Total operating expenses	223	110,252	21,620	—	132,095

Operating income (loss)	(223)	13,466	8,084	—	21,327
Other expense (income) Interest expense(a)	—	28,520	740	—	29,260
Related party interest	—	1,951	—	—	1,951
Interest income	—	(570)	(7)		(577)
Loss on retirement of debt	—	6,657	—	—	6,657
Other	19,566	(20,288)	34	—	(688)
Equity earnings in subsidiary	(4,201)	(7,005)	—	11,206	—

Total other expense	15,365	9,265	767	11,206	36,603

Income (loss) from continuing operations before income taxes	(15,588)	4,201	7,317	(11,206)	(15,276)
Income tax expense	—	—	(312)	—	(312)

Net income (loss)	$(15,588)	$4,201	$7,005	$(11,206)	$(15,588)

(a)	Protection One Alarm Monitoring, Inc. allocated $740 of its interest expense to Network Multifamily.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Operations
For the Period January 1, 2005 through February 8, 2005

		Protection
	Protection	One Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
	(Dollar amounts in thousands)

Revenue:
Monitoring and related services	$—	$21,455	$5,000	$—	$26,455
Other	—	1,916	172	—	2,088

Total revenue	—	23,371	5,172	—	28,543
Cost of revenue:
Monitoring and related services	—	6,151	1,249	—	7,400
Other	—	2,571	743	—	3,314

Total cost of revenue	—	8,722	1,992	—	10,714
Operating expenses
Selling	—	3,699	290	—	3,989
General and administrative	792	6,054	1,258	—	8,104
Change of control and debt restructuring costs	5,939	—	—	—	5,939
Amortization and depreciation	—	6,058	580	—	6,638
Holding company allocation	(437)	350	87	—	—
Corporate overhead allocation	—	(110)	110	—	—

Total operating expenses	6,294	16,051	2,325	—	24,670

Operating income (loss)	(6,294)	(1,402)	855	—	(6,841)
Other expense (income)
Interest expense(a)	—	2,619	103	—	2,722
Related party interest	—	1,942	—	—	1,942
Interest income	—	(120)	—	—	(120)
Other	—	(15)	—	—	(15)
Equity (earnings) loss in subsidiary	5,111	(717)	—	(4,394)	—

Total other expense	5,111	3,709	103	(4,394)	4,529

Income (loss) from continuing operations before income taxes	(11,405)	(5,111)	752	4,394	(11,370)
Income tax expense	—	—	(35)	—	(35)

Net income (loss)	$(11,405)	$(5,111)	$717	$4,394	$(11,405)

(a)	Protection One Alarm Monitoring, Inc. allocated $103 of its interest expense to Network Multifamily.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Operations
For the year ended December 31, 2004

		Protection One
	Protection	Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
	(Dollar amounts in thousands)

Revenue:
Monitoring and related services	$—	$201,228	$46,270	$—	$247,498
Other	—	20,089	1,672	—	21,761

Total revenue	—	221,317	47,942	—	269,259
Cost of revenue:
Monitoring and related services	—	57,292	12,306	—	69,598
Other	—	25,810	6,171	—	31,981

Total cost of revenue	—	83,102	18,477	—	101,579
Operating expenses:
Selling	—	30,733	2,762	—	33,495
General and administrative	4,752	56,124	10,501	—	71,377
Change in control and debt restructuring costs	22,839	—	1,543	—	24,382
Amortization and depreciation	2	73,046	5,407	—	78,455
Holding company allocation	(3,720)	2,976	744	—	—
Corporate overhead allocation	—	(1,123)	1,123	—	—

Total operating expense	23,873	161,756	22,080	—	207,709

Operating income (loss)	(23,873)	(23,541)	7,385	—	(40,029)
Other expense (income):
Interest expense(a)	—	23,230	3,576	—	26,806
Related party interest	—	18,082	—	—	18,082
Interest income	—	(486)	(4)	—	(490)
Loss on retirement of debt	—	47	—	—	47
Other	—	(147)	—	—	(147)
Equity loss in subsidiary	302,029	231	—	(302,260)	—

Total other expense	302,029	40,957	3,572	(302,260)	44,298

Loss from continuing operations before income taxes	(325,902)	(64,498)	3,813	302,260	(84,327)
Income tax (expense) benefit	1,996	(237,531)	(4,044)		(239,579)

Net income (loss)	$(323,906)	$(302,029)	$(231)	$302,260	$(323,906)

(a)	Protection One Alarm Monitoring, Inc. allocated $3,576 of its interest expense to Network Multifamily.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Balance Sheet (Deficiency in Assets)
December 31, 2006

		Protection
	Protection	One Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
	(Dollar amounts in thousands)

ASSETS
Current Assets
Cash and cash equivalents	$—	$24,569	$31	$—	$24,600
Receivables, net	—	22,848	6,170	—	29,018
Inventories, net	—	3,115	1,438	—	4,553
Prepaid expenses	33	3,185	98	—	3,316
Other	—	2,701	459	—	3,160

Total current assets	33	56,418	8,196	—	64,647
Restricted cash	—	1,900	—	—	1,900
Property and equipment, net	4	20,991	1,435	—	22,430
Customer accounts, net	—	161,386	38,985	—	200,371
Goodwill	—	6,142	6,018	—	12,160
Trade name		—	22,987	2,825	25,812
Deferred customer acquisition costs	—	97,948	8,006	—	105,954
Other	—	8,809	1,870	—	10,679
Accounts receivable (payable) from (to) associated companies	(67,580)	70,316	(2,736)	—	—
Investment in POAMI	(11,697)	—	—	11,697	—
Investment in subsidiary guarantors	—	58,238	—	(58,238)	—

Total assets	$(79,240)	$505,135	$64,599	$(46,541)	$443,953

LIABILITIES AND STOCKHOLDER EQUITY (DEFICIENCY IN ASSETS)
Current liabilities:
Current portion of long-term debt and capital leases	$—	$3,861	$—	$—	$3,861
Accounts payable	—	3,172	389	—	3,561
Accrued liabilities	703	23,518	980	—	25,201
Deferred revenue	—	33,538	3,476	—	37,014

Total current liabilities	703	64,089	4,845	—	69,637
Long-term debt, net of current portion	—	391,991	—	—	391,991
Deferred customer acquisition revenue	—	59,850	931	—	60,781
Deferred tax liability	—	—	251	—	251
Other	—	902	334	—	1,236

Total Liabilities	703	516,832	6,361	—	523,896

Stockholders’ Equity (Deficiency in Assets)
Common stock	182	2	1	(3)	182
Additional paid in capital	89,545	1,416,051	194,913	(1,610,964)	89,545
Accumulated other comprehensive loss	(318)	(318)	—	318	(318)
Deficit	(169,352)	(1,427,432)	(136,676)	1,564,108	(169,352)

Total stockholders’ equity (deficiency in assets)	(79,943)	(11,697)	58,238	(46,541)	(79,943)

Total liabilities and stockholders’ equity (deficiency in assets)	$(79,240)	$505,135	$64,599	$(46,541)	$443,953

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Balance Sheet
December 31, 2005

		Protection
	Protection	One Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
	(Dollar amounts in thousands)

ASSETS
Current Assets
Cash and cash equivalents	$—	$19,468	$425	$—	$19,893
Receivables, net	—	23,526	6,335	—	29,861
Inventories, net	—	2,790	1,676	—	4,466
Prepaid expenses	28	2,497	658	—	3,183
Other	—	3,173	10	—	3,183

Total current assets	28	51,454	9,104	—	60,586
Restricted cash	—	1,597	—	—	1,597
Property and equipment, net	10	19,823	1,720	—	21,553
Customer accounts, net	—	187,570	45,305	—	232,875
Goodwill	—	6,142	6,018	—	12,160
Trade name	—	22,987	2,825		25,812
Deferred customer acquisition costs	—	66,253	6,945	—	73,198
Other	—	8,518	3	—	8,521
Accounts receivable (payable) from (to) associated companies	7,752	9,481	(17,233)	—	—
Investment in POAMI	1,237	—	—	(1,237)	—
Investment in subsidiary guarantors	—	47,852	—	(47,852)	—

Total assets	$9,027	$421,677	$54,687	$(49,089)	$436,302

LIABILITIES AND STOCKHOLDER EQUITY
Current liabilities:
Current portion of long-term debt	$—	$2,356	$—	$—	$2,356
Accounts payable	—	2,601	125	—	2,726
Accrued liabilities	960	21,492	1,648	—	24,100
Deferred revenue	—	33,159	3,312	—	36,471

Total current liabilities	960	59,608	5,085	—	65,653
Long-term debt, net of current portion	—	321,293	—	—	321,293
Deferred customer acquisition revenue	—	38,746	1,127	—	39,873
Other	—	793	623	—	1,416

Total Liabilities	960	420,440	6,835	—	428,235

Stockholders’ Equity
Common stock	182	2	1	(3)	182
Additional paid in capital	159,939	1,416,051	202,457	(1,618,508)	159,939
Accumulated other comprehensive loss	(107)	(107)	—	107	(107)
Deficit	(151,947)	(1,414,709)	(154,606)	1,569,315	(151,947)

Total stockholders’ equity	8,067	1,237	47,852	(49,089)	8,067

Total liabilities and stockholders’ equity	$9,027	$421,677	$54,687	$(49,089)	$436,302

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2006

		Protection
	Protection	One Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
	(Amounts in thousands)

Net cash provided by (used in) operating activities	$(3,530)	$36,128	$16,929	$—	$49,527

Cash flows from investing activities:
Purchases of new accounts	—	—	(27)	—	(27)
Deferred customer acquisition costs	—	(56,303)	(2,192)	—	(58,495)
Deferred customer acquisition revenue	—	29,092	(19)	—	29,073
Purchase of property and equipment	—	(3,957)	(600)	—	(4,557)
Purchase of rental equipment	—	(2,776)	—	—	(2,776)
Additional investment in restricted cash	—	(212)	—		(212)
Proceeds from disposition of assets	—	295	12	—	307

Net cash used in investing activities	—	(33,861)	(2,826)	—	(36,687)

Cash flows from financing activities:
Payments on long-term debt	—	(2,839)	—	—	(2,839)
Distribution to shareholders	(70,490)	—	—	—	(70,490)
Make-whole payment to vested option holders	(1,312)	—	—	—	(1,312)
Proceeds from borrowings	—	66,767	—	—	66,767
Debt issue costs	—	(259)	—	—	(259)
To (from) related companies	75,332	(60,835)	(14,497)	—	—

Net cash provided by (used in) financing activities	3,530	2,834	(14,497)	—	(8,133)

Net increase (decrease) in cash and cash equivalents	—	5,101	(394)	—	4,707
Cash and cash equivalents:
Beginning of period	—	19,468	425	—	19,893

End of period	$—	$24,569	$31	$—	$24,600

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Cash Flows
For the Period February 9, 2005 through December 31, 2005

		Protection
	Protection	One Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
	(Dollar amounts in thousands)

Net cash provided by (used in) operating activities	$(1,853)	$29,541	$12,725	$—	$40,413

Cash flows from investing activities:
Deferred customer acquisition costs	—	(45,257)	(1,605)	—	(46,862)
Deferred customer acquisition revenue	—	24,193	167	—	24,360
Investment in non-monitored leased equipment	—	(772)	—	—	(772)
Purchase of property and equipment	—	(5,400)	(280)	—	(5,680)
Increase in restricted cash	—	(631)	—	—	(631)
Proceeds from redemption of preferred stock	—	4,399	—	—	4,399
Proceeds from disposition of marketable securities and other assets	—	946	89	—	1,035

Net cash used in investing activities	—	(22,522)	(1,629)	—	(24,151)

Cash flows from financing activities:
Payments on long-term debt	—	(212,714)	—	—	(212,714)
Payment on credit facility	—	(81,000)	—	—	(81,000)
Proceeds from borrowings	—	250,000	—	—	250,000
Proceeds from sale of common stock	1,750	—	—	—	1,750
Debt issue costs	—	(6,978)	—	—	(6,978)
Stock issue costs	(270)	—	—	—	(270)
Payment for interest rate cap	—	(922)	—	—	(922)
To (from) related companies	373	10,806	(11,179)	—	—

Net cash provided by (used in) financing activities	1,853	(40,808)	(11,179)	—	(50,134)

Net decrease in cash and cash equivalents	—	(33,789)	(83)	—	(33,872)
Cash and cash equivalents:
Beginning of period	—	53,257	508	—	53,765

End of period	$—	$19,468	$425	$—	$19,893

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Cash Flows
For the Period January 1, 2005 through February 8, 2005

		Protection
	Protection	One Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
	(Dollar amounts in thousands)

Net cash provided by (used in) operating activities	$(6,787)	$8,265	$2,232	$—	$3,710

Cash flows from investing activities:
Deferred customer acquisition costs	—	(4,049)	(169)	—	(4,218)
Deferred customer acquisition revenue	—	2,147	(156)	—	1,991
Purchase of property and equipment	—	(249)	(1)	—	(250)
Proceeds from disposition of assets and sale of customer accounts	—	—	4	—	4

Net cash used in investing activities	—	(2,151)	(322)	—	(2,473)

Cash flows from financing activities:
To (from) related companies	6,787	(4,801)	(1,986)	—	—

Net cash provided by (used in) financing activities	6,787	(4,801)	(1,986)	—	—

Net increase (decrease) in cash and cash equivalents	—	1,313	(76)	—	1,237
Cash and cash equivalents:
Beginning of period	—	51,944	584	—	52,528

End of period	$—	$53,257	$508	$—	$53,765

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Cash Flows
December 31, 2004

		Protection
	Protection	One Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
	(Dollar amounts in thousands)

Net cash provided by (used in) operating activities	$(17,875)	$68,750	$10,939	$—	$61,814

Cash flows from investing activities:

Installation and purchases of new accounts	—	—	(14)	—	(14)

Deferred customer acquisition costs	—	(39,267)	(3,453)	—	(42,720)

Deferred customer acquisition revenue	—	20,697	620	—	21,317

Purchase of property and equipment	(13)	(8,666)	(644)	—	(9,323)

Proceeds from disposition of assets and sale of customer accounts	—	329	42	—	371

Net cash used in investing activities	(13)	(26,907)	(3,449)	—	(30,369)

Cash flows from financing activities:

Payment on long-term debt	—	(14,500)	—	—	(14,500)

Proceeds from sale of trademark	—	160	—	—	160

Funding from Westar	(53)	273	—	—	220

Due to (from) related companies	17,941	(9,663)	(8,278)	—	—

Net cash provided by (used in) financing activities	17,888	(23,730)	(8,278)	—	(14,120)

Net increase (decrease) in cash and cash equivalents	—	18,113	(788)	—	17,325

Cash and cash equivalents:

Beginning of period	—	33,831	1,372	—	35,203

End of period	$—	$51,944	$584	$—	$52,528

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Unaudited Quarterly Financial Information:

The following is a summary of the unaudited quarterly financial information for 2006 and 2005, respectively (in thousands, except per share amounts):

	Quarter Ended
	March 31	June 30	September 30	December 31

2006
Revenue	$66,676	$67,150	$67,620	$69,106
Net loss	$(2,507)	$(6,663)	$(3,540)	$(4,695)
Basic and diluted loss per share	$(0.14)	$(0.36)	$(0.19)	$(0.26)
Weighted average number of shares of common stock outstanding	18,213	18,240	18,240	18,240

	January 1 —	February 9 —	Quarter Ended
	February 8	March 31	June 30	September 30	December 31
2005
Revenue	$28,543	$36,911	$65,441	$65,623	$66,506
Net loss	$(11,405)	$(3,242)	$(7,891)	$(2,212)	$(2,243)
Basic and diluted loss per share	$(5.80)	$(0.18)	$(0.43)	$(0.12)	$(0.13)
Weighted average number of shares of common stock outstanding	1,966	18,199	18,199	18,199	18,199

PROTECTION ONE, INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Charged to
	Beginning	Costs and		Balance at
Description	of Period	Expenses	Deductions(a)	End of Period
	(Dollar amounts in thousands)

Year ended December 31, 2004
Allowances deducted from assets for doubtful accounts	$6,899	$729	$(2,052)	$5,576
Year ended December 31, 2005
Allowances deducted from assets for doubtful accounts	$5,576	$1,936	$(2,533)	$4,979
Year ended December 31, 2006
Allowances deducted from assets for doubtful accounts	$4,979	$3,099	$(820)	$7,258

(a)	Results from write-offs.

PROTECTION ONE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2007	2006
	(Dollars in thousands, except for per share amounts) (Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$25,902	$24,600
Receivables (net of allowance of $8,363 at March 31, 2007 and $7,258 at December 31, 2006)	26,326	29,018
Inventories, net	4,637	4,553
Prepaid expenses	3,536	3,316
Other	4,403	3,160

Total current assets	64,804	64,647
Restricted cash	1,923	1,900
Property and equipment, net	22,403	22,430
Customer accounts, net	192,949	200,371
Goodwill	12,160	12,160
Trade name	25,812	25,812
Deferred customer acquisition costs	111,543	105,954
Other	9,602	10,679

Total Assets	$441,196	$443,953

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
Current liabilities:
Current portion of long-term debt and capital leases	$4,005	$3,861
Accounts payable	2,851	3,561
Accrued liabilities	20,960	25,201
Deferred revenue	38,260	37,014

Total current liabilities	66,076	69,637
Long-term debt and capital leases, net of current portion	393,069	391,991
Deferred customer acquisition revenue	65,678	60,781
Deferred tax liability	245	251
Other liabilities	1,257	1,236

Total Liabilities	526,325	523,896

Commitments and contingencies (see Note 8)
Stockholders’ equity (deficiency in assets):
Preferred stock, $.10 par value, 5,000,000 shares authorized	—	—
Common stock, $.01 par value, 150,000,000 shares authorized, 18,239,953 shares issued at March 31, 2007 and at December 31, 2006	182	182
Additional paid-in capital	89,816	89,545
Accumulated other comprehensive loss	(480)	(318)
Deficit	(174,647)	(169,352)

Total stockholders’ equity (deficiency in assets)	(85,129)	(79,943)

Total Liabilities and Stockholders’ Equity (Deficiency in Assets)	$441,196	$443,953

The accompanying notes are an integral part of these condensed consolidated financial statements.

PROTECTION ONE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF
OPERATIONS AND COMPREHENSIVE LOSS

	Three Months Ended March 31,
	2007	2006
	(Dollars in thousands, except for
	per share amounts)
	(Unaudited)

Revenue:
Monitoring and related services	$62,092	$61,493
Other	6,591	5,183

Total revenue	68,683	66,676
Cost of revenue (exclusive of amortization and depreciation shown below):
Monitoring and related services	18,780	17,396
Other	8,845	6,462

Total cost of revenue (exclusive of amortization and depreciation shown below)	27,625	23,858

Operating expenses:
Selling	11,117	9,566
General and administrative	16,049	16,557
Corporate consolidation costs	—	20
Amortization and depreciation	9,520	11,085

Total operating expenses	36,686	37,228

Operating income	4,372	5,590
Other expense (income):
Interest expense	9,896	8,234
Interest income	(369)	(275)
Other	(22)	46

Total other expense	9,505	8,005

Loss before income taxes	(5,133)	(2,415)
Income tax expense	(162)	(92)

Net loss	$(5,295)	$(2,507)
Other comprehensive (loss) gain, net of tax:
Unrealized (loss) gain on interest rate caps	(162)	231

Comprehensive loss	$(5,457)	$(2,276)

Basic and diluted per share information:
Net loss per common share	$(0.29)	$(0.14)

Weighted average common shares outstanding (in thousands)	18,240	18,213

The accompanying notes are an integral part of these condensed consolidated financial statements.

PROTECTION ONE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2007	2006
	(Dollars in thousands)
	(Unaudited)

Cash flows from operating activities:
Net loss	$(5,295)	$(2,507)
Adjustments to reconcile net loss to net cash provided by operating activities:
Gain on sale of assets	(82)	(41)
Amortization and depreciation	9,520	11,085
Amortization of debt costs, discounts and premium	1,801	1,543
Amortization of deferred customer acquisition costs in excess of amortization of deferred revenue	6,046	3,531
Stock based compensation expense	272	528
Deferred income taxes	(6)	—
Provision for doubtful accounts	773	800
Other	(22)	(32)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:
Receivables, net	1,918	2,951
Other assets	(762)	(833)
Accounts payable	(710)	461
Deferred revenue	1,276	232
Accrued interest	(2,367)	(2,202)
Other liabilities	(1,859)	(1,832)

Net cash provided by operating activities	10,503	13,684

Cash flows from investing activities:
Deferred customer acquisition costs	(13,938)	(12,926)
Deferred customer acquisition revenue	7,198	7,405
Purchase of rental equipment	(886)	(1,082)
Purchase of property and equipment	(736)	(835)
Proceeds from disposition of assets	72	70

Net cash used in investing activities	(8,290)	(7,368)

Cash flows from financing activities:
Payments on long-term debt	(750)	(589)
Debt issue costs	(161)	—

Net cash used in financing activities	(911)	(589)

Net increase in cash and cash equivalents	1,302	5,727
Cash and cash equivalents:
Beginning of period	24,600	19,893

End of period	$25,902	$25,620

Cash paid for interest	$10,521	$8,893

Cash paid for income taxes	$117	$25

Non-cash investing and financing activity:
Vehicle additions under capital lease	$705	$1,372

The accompanying notes are an integral part of these condensed consolidated financial statements.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	Basis of Consolidation, Interim Financial Information and Recapitalization:

The Company, which is publicly traded, is principally engaged in the business of providing security alarm monitoring services, which includes sales, installation and related servicing of security alarm systems for residential and business customers. On February 17, 2004, the Company’s former majority owner, Westar Industries, Inc., a Delaware corporation, referred to as Westar Industries, a wholly owned subsidiary of Westar Energy, Inc., which together with Westar Industries is referred to as Westar, sold approximately 87% of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share, to POI Acquisition I, Inc., a subsidiary of POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd. POI Acquisition, L.L.C., Quadrangle Master Funding Ltd and POI Acquisition I, Inc. are entities formed by Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP and Quadrangle Master Funding Ltd, collectively referred to as Quadrangle. On February 8, 2005, the Company completed a debt-for-equity exchange agreement with Quadrangle that provided for the principal balance outstanding under the Quadrangle credit facility, which was acquired in the sale from Westar, to be reduced by $120.0 million in exchange for the issuance to Quadrangle of 16 million shares of the Company’s common stock. The newly issued shares, together with shares already owned by Quadrangle, resulted in Quadrangle owning approximately 97.3% of the Company’s common stock.

On May 12, 2006, the Company completed a recapitalization of its balance sheet by increasing its debt in order to pay a cash dividend of $70.5 million, or $3.86 per share, to all holders of record of its common stock on May 8, 2006, including Quadrangle, which owned approximately 97.1% of the outstanding shares of the Company’s common stock at that date. This cash dividend is referred to as the May 2006 dividend. The payment of the May 2006 dividend was financed, in large part, by the April 2006 financing described in Note 6, “Debt and Capital Leases.” Approximately $1.2 million of expense paid to third party consultants related to the financing were reflected as recapitalization costs in the second quarter of 2006.

As part of the recapitalization, the Company’s board of directors also approved a cash payment of $4.5 million or $2.89 for each vested and unvested option awarded in February 2005 under the 2004 Stock Option Plan, including to members of senior management. This payment is referred to as the compensatory make-whole payment. Approximately $3.2 million of this compensatory make-whole payment related to options that had not yet vested and accordingly this amount plus related taxes was recorded as compensation expense in the second quarter of 2006 and was reflected as recapitalization costs in the Condensed Consolidated Statement of Operations and Comprehensive Loss. Approximately $1.3 million of the compensatory make-whole payment related to vested options and was recorded to additional paid in capital. The Company also reduced the exercise price of each vested and unvested option by $0.98. The Company’s board decided to pay the compensatory make-whole payment and reduce the option exercise price because the payment of the May 2006 dividend decreased the value of the equity interests of holders of options, as these holders were not otherwise entitled to receive the dividend. Accordingly, the Company’s board awarded the same amount to the option holders, on a per share basis, in the form of the compensatory make-whole payment and the reduced option exercise price.

On December 20, 2006, Protection One, Inc. entered into the Merger Agreement pursuant to which the Company acquired Integrated Alarm Services Group (“IASG”) on April 2, 2007 (the “Merger”). Holders of IASG common stock received 0.29 shares of Protection One, Inc. common stock for each share of IASG common stock held. Cash was paid in lieu of fractional shares. Pursuant to the Merger, IASG was merged into one of the Company’s wholly-owned subsidiaries.

On February 22, 2007, the Company commenced an offer to exchange up to $125,000,000 of the outstanding 12% Senior Secured Notes due 2011 of IASG (the “Old Notes”) for newly issued 12% Senior Secured Notes due 2011 of Protection One Alarm Monitoring, Inc. (the “New Notes”) (the “Exchange Offer”). The Exchange Offer was completed April 2, 2007, and approximately $115.3 million aggregate principal

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amount of Old Notes were exchanged for New Notes. The Old Notes that were not exchanged were redeemed on May 2, 2007.

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles, or GAAP, for interim financial information and in accordance with the instructions to Form 10-Q. Accordingly, certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2006 included in the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission, or the SEC, on March 16, 2007.

In the opinion of management of the Company, all adjustments considered necessary for a fair presentation of the financial statements have been included. The results of operations presented for the three months ended March 31, 2007 and 2006, are not necessarily indicative of the results to be expected for the full year.

For the each of the three months ended March 31, 2007 and 2006 the Company had stock options that represented 0.9 million dilutive potential common shares. These securities were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the period.

2.	Share-Based Employee Compensation:

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R (“SFAS 123R”), “Share-Based Payment,” which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. SFAS 123R supersedes the Company’s previous accounting methodology using the intrinsic value method under Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.”

Exclusive of the impact of the modification to the options granted in 2005 discussed in Note 1, “Basis of Consolidation, Interim Financial Information and Recapitalization,” share-based compensation related to stock options granted to employees of approximately $0.3 million, or $0.02 per share (basic and fully diluted), and $0.5 million, or $0.03 per share (basic and fully diluted), was recorded in general and administrative expense for the three months ended March 31, 2007 and 2006, respectively. No tax benefit was recorded because the Company does not have taxable income and is currently fully reserving its tax assets. There were no amounts capitalized relating to share-based employee compensation in the first three months of 2007 or in all of 2006.

No options or restricted share units were granted in the first quarter of 2007.

3.	Intangible Assets:

The following reflects the Company’s carrying value in customer accounts as of the following periods:

	Protection One
	Monitoring		Network Multifamily		Total Company
	3/31/2007	12/31/2006	3/31/2007	12/31/2006	3/31/2007	12/31/2006
	(Dollar amounts in thousands)

Customer accounts	$260,345	$260,345	$51,872	$51,872	$312,217	$312,217
Accumulated amortization	(101,268)	(95,263)	(18,000)	(16,583)	(119,268)	(111,846)

Customer accounts, net	$159,077	$165,082	$33,872	$35,289	$192,949	$200,371

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amortization expense was $7.4 million and $8.1 million for the three months ended March 31, 2007 and 2006, respectively. The table below reflects the estimated aggregate customer account amortization expense for the remainder of 2007 and each of the four succeeding fiscal years on the existing customer account base as of March 31, 2007:

	2007	2008	2009	2010	2011
	(Dollar amounts in thousands)

Estimated amortization expense	$22,264	$28,726	$28,301	$28,253	$28,145

There was no change in the carrying value of trade names or goodwill for the three months ended March 31, 2007 or 2006.

4.	Property and Equipment:

The following reflects the Company’s carrying value in property and equipment as of the following periods (in thousands):

	March 31,	December 31,
	2007	2006

Furniture, fixtures and equipment	$4,883	$4,685
Data processing and telecommunication	26,934	26,576
Leasehold improvements	3,028	3,102
Vehicles	6,972	7,290
Vehicles under capital leases	3,965	3,261
Buildings and other	5,583	5,583
Rental equipment	4,434	3,549

	55,799	54,046
Less accumulated depreciation	(33,396)	(31,616)

Property and equipment, net	$22,403	$22,430

Depreciation expense was $2.1 million and $3.0 million for the three months ended March 31, 2007 and 2006, respectively.

Fixed Assets under Operating Leases

Rental equipment is comprised of commercial security equipment that does not require monitoring services by the Company and is leased to customers, typically over a 5-year initial lease term. Accumulated depreciation of approximately $0.5 million and $0.3 million has been recorded on these assets as of March 31, 2007 and December 31, 2006, respectively. The following is a schedule by year of minimum future rentals on non-cancelable operating leases as of March 31, 2007 (dollar amounts in thousands):

Remainder of 2007	$562
2008	749
2009	749
2010	730
2011	336
2012	9

Total minimum future rentals	$3,135

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Accrued Liabilities:

The following reflects the components of accrued liabilities as of the periods indicated (dollar amounts in thousands):

	March 31,	December 31,
	2007	2006

Accrued interest	$3,085	$5,452
Accrued vacation pay	3,651	3,504
Accrued salaries, bonuses and employee benefits	3,950	6,103
Other accrued liabilities	10,274	10,142

Total accrued liabilities	$20,960	$25,201

6.	Debt and Capital Leases:

Long-term debt and the fixed or weighted average interest rates and capital leases are as follows (dollar amounts in thousands):

	March 31,	December 31,
	2007	2006

Senior credit facility, maturing March 31, 2012, variable 7.59%(a)	$297,000	$297,750
Senior subordinated notes, maturing January 2009, fixed 8.125%, face value	110,340	110,340
Unamortized discount on senior subordinated notes(b)	(13,464)	(14,997)
Capital leases	3,198	2,759

	397,074	395,852
Less current portion (including $1,005 and $861 in capital leases as of March 31, 2007 and December 31, 2006, respectively)	(4,005)	(3,861)

Total long-term debt and capital leases	$393,069	$391,991

(a)	Represents the weighted average annual interest rate before fees at March 31, 2007. At December 31, 2006, the weighted average annual interest rate before fees was 7.86%. See “Senior Credit Facility” below, for additional discussion regarding an amendment in April 2006 in connection with additional financing under the senior credit facility, including a change in the maturity date of the term loan to March 31, 2012 from April 18, 2011 and a reduction in the applicable margin. In the first quarter of 2007 we entered into the first amendment to the amended and restated bank credit agreement which further reduced the applicable margin by 0.25% to 1.25% for base rate borrowing and 2.25% for Eurodollar borrowing. The senior credit facility is secured by substantially all assets of the Company and requires quarterly principal payments of $0.75 million.

(b)	See “Valuation of Debt” below regarding the discount amount associated with the debt instruments. The effective rate to the Company due to the accretion of debt discounts is approximately 15.9% on the senior subordinated notes.

Valuation of Debt

As discussed in Note 1, “Basis of Consolidation, Interim Financial Information and Recapitalization,” because Quadrangle acquired substantially all of the Company’s common stock, a new basis of accounting was established at February 8, 2005, and a new value for the Company’s 8.125% senior subordinated notes due

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2009 was determined based on its estimated fair market value. The discount is being amortized using the effective interest rate method over the remaining life of the debt.

Senior Credit Facility

On April 26, 2006, the Company entered into an amended and restated bank credit agreement increasing the outstanding term loan borrowings by approximately $66.8 million to $300.0 million. The applicable margin with respect to the amended term loan was reduced by 0.5% to 1.5% for a base rate borrowing and 2.5% for a Eurodollar borrowing. In the first quarter of 2007 the applicable margin was further reduced by 0.25% to 1.25% for base rate borrowing and 2.25% for Eurodollar borrowing. Depending on the Company’s leverage ratio at the time of borrowing, the applicable margin with respect to a revolving loan may range from 1.25% to 2.25% for a base rate borrowing and 2.25% to 3.25% for a Eurodollar borrowing. The incremental proceeds from the amended term loan, together with approximately $10 million of excess cash were used to make an aggregate special cash distribution in May 2006 of approximately $75 million, including a dividend to holders of the Company’s common stock and to make related payments to members of management of the Company who hold options for the Company’s common stock. The senior credit facility continues to include a $25.0 million revolving credit facility, of which approximately $22.9 million remains available as of May 5, 2007 after reducing total availability by approximately $2.1 million for an outstanding letter of credit. The revolving credit facility matures in 2010 and the term loan matures March 31, 2012, subject to earlier maturity if the Company does not refinance its 8.125% senior subordinated notes due 2009 before July 2008.

The bank credit agreement required the Company to enter into a hedge agreement to provide interest rate protection on at least $70.0 million of the term loans for not less than two years. The hedging requirement under the amended and restated bank credit agreement did not change. To satisfy this requirement and to further limit its exposure to interest rate risk on the variable rate bank credit facility, the Company entered into two separate interest rate cap agreements in May 2005 for a one-time aggregate cost of approximately $0.9 million. The Company’s objective is to protect against increases in interest expense caused by fluctuation in the LIBOR interest rate. One interest rate cap provides protection on $75 million of the Company’s long term debt over a five-year period ending May 24, 2010 if LIBOR exceeds 6%. A second interest rate cap provides protection on $75 million of the Company’s long term debt over a three-year period ending May 23, 2008 if LIBOR exceeds 5%.

The unamortized cost of the cap agreements was $0.8 million at each of March 31, 2007 and December 31, 2006. The fair market value of the cap agreements was $0.3 million and $0.5 million at March 31, 2007 and December 31, 2006, respectively, which is included in other assets. The loss resulting from the fair market value adjustment is reflected as accumulated other comprehensive loss in the condensed consolidated balance sheet and as an unrealized other comprehensive loss in the condensed consolidated statement of operations and other comprehensive loss. The Company amortizes the costs of the interest rate caps to interest expense over the respective lives of the agreements. In the first three months of 2007, the Company amortized approximately $50,000 to interest expense and was entitled to receive approximately $59,000 as a result of the cap agreements for a net reduction to interest expense of approximately $9,000. In the first three months of 2006, the Company amortized approximately $5,000 to interest expense and was not entitled to receive any payments under the cap agreements. There was no ineffectiveness in the hedging relationship of the interest rate caps.

On March 13, 2007, the Company, the lenders party thereto and Bear Stearns Corporate Lending Inc., as administrative agent (the “Credit Facility Agent”), entered into the First Amendment (the “Credit Agreement Amendment”) to the Company’s Amended and Restated Credit Agreement, dated as of April 26, 2006 (the “Credit Agreement”). Pursuant to the Credit Agreement Amendment, the lenders, among other things, consented to: (1) the consummation of the Merger, (2) the issuance by the Company of the New Notes and the granting of second priority security interests in favor of the holders thereof in exchange for the Old Notes,

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3) the guarantee by IASG and its subsidiaries of the Company’s obligations under the Credit Agreement, (4) the guarantee and granting of second priority security interests by Protection One, Inc. and its subsidiaries to the holders of the New Notes, (5) the adjustment of certain financial covenants contained in the Credit Agreement and (6) the amendment of certain negative covenants contained in the Credit Agreement in order to reflect the increased size of the loan parties and activities of IASG. The Credit Agreement Amendment also reduced the applicable margin with respect to term loans under the Credit Agreement by 0.25% to 1.25% for a base rate borrowing and 2.25% for a Eurodollar borrowing. Furthermore, pursuant to the Credit Agreement Amendment, the Company may request the establishment of one or more new term loan commitments in an aggregate amount of up to $50 million, provided that the administrative agent may decline to arrange such new term loan commitments and any lender may decline to provide such new term loan commitments.

Capital Leases

Beginning in 2006, the Company has acquired vehicles under a capital lease arrangement whereby it leases vehicles over a 4-year lease term. Accumulated depreciation on these assets as of March 31, 2007 and December 31, 2006 was approximately $670,000 and $423,000, respectively. The following is a schedule of future minimum lease payments under capital leases together with the present value of net minimum lease payments as of March 31, 2007 (in thousands):

Remainder of 2007	$898
2008	1,197
2009	1,181
2010	528
2011	3

Total minimum lease payments	3,807
Less: Estimated executory costs	(275)

Net minimum lease payments	3,532
Less: Amount representing interest	(334)

Present value of net minimum lease payments(a)	$3,198

(a)	Reflected in the condensed consolidated balance sheet as current and non-current obligations under debt and capital leases of $1,005 and $2,193, respectively.

Debt Covenants

The indenture relating to the Company’s 8.125% senior subordinated notes due 2009 and the amended and restated bank credit agreement contain certain covenants and restrictions, including with respect to the Company’s ability to incur debt and pay dividends, based on earnings before interest, taxes, depreciation, and amortization, or EBITDA. The definition of EBITDA varies between the indenture and the amended and restated bank credit agreement. EBITDA is generally derived by adding to income (loss) before income taxes, the sum of interest expense, depreciation and amortization expense, including amortization of deferred customer acquisition costs less amortization of deferred customer acquisition revenue. However, under the varying definitions, additional adjustments are sometimes required.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s amended and restated bank credit agreement and the indenture relating to its 8.125% senior subordinated notes due 2009 contain the financial covenants and current tests, respectively, summarized below:

Debt Instrument	Financial Covenant and Current Test

Senior Credit Facility (as amended and restated)
Consolidated total debt on last day of period/ consolidated EBITDA for most recent four fiscal quarters — less than 6.0 to 1.0 and

Consolidated EBITDA for most recent four fiscal quarters/consolidated interest expense for most recent four fiscal quarters — greater than 1.75 to 1.0

8.125% Senior Subordinated Notes	Current fiscal quarter EBITDA/current fiscal quarter interest expense — greater than 2.25 to 1.0

At March 31, 2007, the Company was in compliance with the financial covenants and other maintenance tests for the bank credit facility but did not meet the interest coverage ratio incurrence test under the 8.125% senior subordinated notes indenture relating to the Company’s ability to incur additional ratio indebtedness. Although the Company did not satisfy the interest coverage ratio test under the 8.125% senior subordinated notes indenture at March 31, 2007, its failure to satisfy such ratio test did not render the notes, or any other debt, callable. The interest coverage ratio test under this indenture is an incurrence based test (not a maintenance test), and the Company cannot be deemed to be in default solely due to failure to meet the interest coverage ratio test. Although continued failure to meet the interest coverage ratio test would result in restrictions on the Company’s ability to incur additional ratio indebtedness, the Company may borrow additional funds under other permitted indebtedness provisions of the indenture, which borrowings are currently expected to provide sufficient liquidity for its operations.

7.	Related Party Transactions:

Quadrangle Management Agreements

On April 18, 2005, the Company entered into management agreements with each of Quadrangle Advisors LLC (“QA”) and Quadrangle Debt Recovery Advisors LLC (“QDRA,” and together with QA, the “Advisors”), pursuant to which the Advisors, affiliates of Quadrangle, provided business and financial advisory and consulting services to the Company in exchange for annual fees of $1.0 million (in the case of QA) and $0.5 million (in the case of QDRA), payable in advance in quarterly installments. The Quadrangle management agreements also provided that when and if the Advisors advise or consult with the Company’s board of directors or senior executive officers with respect to an acquisition by the Company, divesture (if the Company does not engage a financial advisor with respect to such divesture) or financing transaction, they may also invoice the Company for, and the Company shall pay, additional fees in connection with any such transaction in an amount not to exceed 0.667% (in the case of QA) and 0.333% (in the case of QDRA) of the aggregate value of such transaction. Approximately $0.4 million was expensed related to these agreements in each of the quarters ending March 31, 2007 and 2006.

The Quadrangle management agreement was terminated as of April 2, 2007 in connection with the completion of the Company’s merger with IASG. The Company’s board of directors concluded that it was in the best interests of the Company to terminate these arrangements with the Advisors upon completion of the Merger that resulted in Quadrangle’s ownership interest in the Company decreasing to 70.0% from 97.1% and eliminating the Advisors’ role providing business and financial advisory and consulting services to the Company. The Company paid QA $250,000 and QDRA $125,000 in connection with such terminations, representing the second quarterly installments of the 2007 annual fees due to QA and QDRA under the management agreements. Pursuant to the terms of the management agreements, the Company also paid QA

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and QDRA transaction fees aggregating approximately $1.9 million, or 1% of the aggregate value of the Merger.

Board of Directors and Amended Bylaws

If and for so long as POI Acquisition, L.L.C. owns at least 40% of the outstanding shares of the Company’s common stock, it shall have the right to elect to increase the size of the board by one director, which it shall be entitled to designate.

In accordance with the stockholders agreement, the Company amended its bylaws following the restructuring to prevent it from voluntarily filing for bankruptcy, merging or consolidating with another entity until February 8, 2007 or from selling all or substantially all of its assets without the written consent of Quadrangle Master Funding Ltd. The stockholders agreement also includes voting agreements, certain restrictions on the transfer of the Company’s common stock, drag-along rights in favor of POI Acquisition, L.L.C. and tag-along rights in favor of Quadrangle Master Funding Ltd, all upon customary terms and subject to certain customary exceptions (including exceptions for certain transfers among affiliates). In addition, the stockholders agreement provides the Quadrangle parties with the right to participate on a proportional basis in any future equity issuance by the Company, except for issuances pursuant to registered public offerings, business combination transactions or officer, employee, director or consultant arrangements.

Registration Rights Agreement

As a condition to the consummation of the debt-for-equity exchange, the Company entered into a registration rights agreement with POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd. The registration rights agreement provides, among other things, that the Company will register, upon notice, shares of its common stock owned by such parties. Under the registration rights agreement, POI Acquisition, L.L.C. is permitted up to four demand registrations and Quadrangle Master Funding Ltd is permitted up to two demand registrations, subject to certain conditions described in the agreement. POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd also received piggyback registration rights whereby they shall have the opportunity to register their securities pursuant to any registration statement the Company may file in the future, subject to certain conditions. The Company is also obligated to pay certain of their expenses pursuant to the registration of their securities under the registration rights agreement.

8.	Commitments and Contingencies:

Security Response Network and Homesafe Security Arbitration

The Company is a defendant in an arbitration proceeding brought by two former Protection One dealers, Security Response Network and Homesafe Security, Inc. and the owner of these companies, Mr. Ira Beer. Mr. Beer alleges breach of contract, improper calculation of holdback amounts, and other causes of action. On February 16, 2007, the arbitrator rendered a Tentative Arbitration Award, awarding the plaintiffs damages for approximately 50 customer accounts purportedly sold to the Company by plaintiffs, plus interest, plaintiffs’ costs and reasonable attorney fees. The award directs counsel for the parties to submit to the arbitrator their respective calculations of these amounts. On April 25, 2007, the arbitrator awarded claimants the amount of $289,849 inclusive of attorneys’ fees and costs, and inclusive of interest to April 1, 2007. In the opinion of management, this matter will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Scardino Litigation

On April 17, 2006, the Company was named a defendant in a litigation proceeding brought by Frank and Anne Scardino arising out of a June 2005 fire at their home in Villanova, Pennsylvania (Frank and Anne Scardino v. Eagle Systems, Inc., Eagle Monitoring, Inc. and Protection One Alarm Monitoring, Inc. d/b/a Dynawatch, Delaware County, Pennsylvania Court of Common Pleas, Cause No. 06-4485). The complaint alleges that the defendants failed to provide contracted fire detection and monitoring services, breaching their contractual and warranty obligations in violation of Pennsylvania Unfair Trade Practices and Consumer Protection Law, resulting in alleged damages to plaintiffs in excess of $3.0 million. Under the Unfair Trade Practices and Consumer Protection Law, claimants may be entitled to seek treble damages, attorneys’ fees and costs. The complaint also alleged negligence and gross negligence; however, the Company’s Preliminary Objections to these counts were granted by the court, and were accordingly dismissed.

The litigation is at a preliminary stage and the Company is investigating to determine the facts and circumstances involved in this matter. The Company has notified its liability insurance carriers of the claim and has answered the remaining counts. Discovery has commenced in the matter, and the parties have exchanged documents and expect to take depositions in the coming weeks.

The Company does not believe that it breached its contractual obligations or otherwise violated its duties in connection with this matter. In the opinion of management, the final outcome of such litigation will not have a material adverse effect on our financial condition, results of operations or liquidity.

Few Litigation

On June 26, 2006, Thomas J. Few, Sr., the former president of Integrated Alarm Services Group, Inc., or Integrated Alarms, which we acquired by merger on April 2, 2007, initiated litigation against Integrated Alarms in connection with his employment, seeking a monetary award for amounts allegedly due to him under an employment agreement. The claim was filed in the Superior Court of New Jersey, in the Bergen County Law Division. (Thomas J. Few, Sr. v. Integrated Alarm Service Group, Inc., Superior Court of the State of New Jersey, Bergen County Division, Docket No. BER-L-4573-06.) The principal parties to the suit are Thomas J. Few, Sr. and Integrated Alarm Services Group, Inc. Mr. Few alleges that he is owed up to 36 months of pay as well as an amount representing accrued but unused vacation as a result of his resignation following the alleged breach of the employment agreement. Settlement negotiations have been unsuccessful and discovery proceedings are underway as ordered by the Bergen County Law Division.

The Company does not believe that IASG breached its contractual obligations or otherwise violated its duties in connection with this matter. In the opinion of management, the final outcome of such litigation will not have a material adverse effect on our financial condition, results of operations or liquidity.

Mallikarjuna Litigation

On April 24, 2007, Integrated Alarms was served in a lawsuit brought by Shanta Mallikarjuna in connection with losses allegedly incurred in connection with a June 2006 burglary of her residence (Shanta Mallikarjuna v. Integrated Alarm Services Group, Inc., Supreme Court of the State of New York, Nassau County, Case No. 006398/07). The complaint alleges various causes of action including Integrated Alarm’s gross negligence, breach of contract and breach of warranty. The plaintiff alleges $1.5 million in damages.

The litigation is at a preliminary stage and the Company is investigating the facts involved in this matter. The Company has notified its insurance carriers of the matter. In the opinion of management, the final outcome of such litigation will not have a material adverse effect on our financial condition, results of operations or liquidity.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

By the Carat, Inc. Litigation

On April 30, 2007, Integrated Alarms and its Criticom International Corporation and Monital Signal Corporation subsidiaries were served in a lawsuit brought by By the Carat, Inc. and John P. Humbert, Jr. and his wife, Valery Humbert, its owners, in connection with damages and injuries allegedly sustained as a result of a December 2004 armed robbery of their jewelry business (By the Carat, Inc., John P. Humbert, Jr. and Valery Humbert v. Knightwatch Security Systems, Criticom International Corporation, Monital Signal Corporation, Integrated Alarm Services Group, Inc., et al, Superior Court of New Jersey, Monmouth County Law Division, Docket No.: MON-L-5830-06). The complaint alleges various causes of action including breach of contract, breach of the covenant of good faith and fair dealing, consumer fraud, intentional and negligent infliction of emotional distress, breach of warranty and gross negligence. The complaint alleges bodily injury to the Humberts and property losses of several million dollars in jewelry and precious metals.

The litigation is at a preliminary stage, and the Company is investigating the facts involved in this matter. The Company has notified its insurance carriers of the matter. In the opinion of management, the final outcome of such litigation will not have a material adverse effect on our financial condition, results of operations or liquidity.

General Claims and Disputes

The Company is a party to claims and matters of litigation incidental to the normal course of its business. Additionally, the Company receives notices of consumer complaints filed with various state agencies. The Company has developed a dispute resolution process for addressing these administrative complaints. The ultimate outcome of such matters cannot presently be determined; however, in the opinion of management, the resolution of such matters will not have a material adverse effect upon the Company’s consolidated financial position, results of operations or liquidity.

Tax Sharing Agreement

The Company is potentially entitled to certain contingent payments, depending on whether Westar claims and receives certain additional tax benefits in the future with respect to the February 17, 2004 sale transaction. While these potential contingent payments, if any, could be significant, the Company is unable to determine at this time whether Westar will claim any such benefits or, if Westar were to claim any such benefits, the amount of the benefits that Westar would claim or when or whether Westar would actually receive any such benefits. Due to this uncertainty, the Company has not recorded any tax benefit with respect to any such potential contingent payments.

9.	Segment Reporting:

The Company’s operating segments are defined as components for which separate financial information is available that is evaluated regularly by the chief operating decision maker. The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets.

Protection One’s reportable segments include Protection One Monitoring and Network Multifamily. Protection One Monitoring provides residential, commercial and wholesale security alarm monitoring services, which include sales, installation and related servicing of security alarm systems for residential and business customers in the United States of America. Network Multifamily provides security alarm services to apartments, condominiums and other multi-family dwellings.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. The Company manages its business segments based on earnings before interest, income

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

taxes, depreciation, amortization (including amortization of deferred customer acquisition costs and revenue) and other items, referred to as Adjusted EBITDA.

Reportable segments (dollar amounts in thousands):

	Three Months Ended March 31,
	2007				2006
	Protection				Protection
	One	Network			One	Network
	Monitoring(1)	Multifamily(2)	Adjustments(3)	Consolidated	Monitoring(1)	Multifamily(2)	Adjustments(3)	Consolidated

Revenue	$60,517	$8,166	—	$68,683	$57,760	$8,916	—	$66,676
Adjusted EBITDA(4)	16,332	3,878	—	20,210	16,055	4,699	—	20,754
Amortization and depreciation expense	7,941	1,579	—	9,520	9,468	1,617	—	11,085
Amortization of deferred costs in excess of amortization of deferred revenue	5,730	316	—	6,046	3,350	181	—	3,531
Corporate consolidation costs	—	—	—	—	—	20	—	20
Segment assets	383,509	59,154	(1,467)	441,196	389,701	62,685	(13,315)	439,071
Expenditures for property, exclusive of rental equipment	493	243	—	736	749	86	—	835
Investment in new accounts and rental equipment, net	6,985	641	—	7,626	6,561	42	—	6,603

(1)	Includes allocation of holding company expenses reducing Adjusted EBITDA by $1.1 million and $0.9 million for the three months ended March 31, 2007 and 2006, respectively.

(2)	Includes allocation of holding company expenses reducing Adjusted EBITDA by $0.3 million and $0.2 million for the three months ended March 31, 2007 and 2006.

(3)	Adjustment to eliminate intersegment accounts receivable.

(4)	Adjusted EBITDA is used by management in evaluating segment performance and allocating resources, and management believes it is used by many analysts following the security industry. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States of America, such as loss before income taxes or cash flow from operations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing the consolidated financial performance of the Company. See the table below for the reconciliation of Adjusted EBITDA to consolidated loss before income taxes. The Company’s calculation of Adjusted EBITDA may be different from the calculation used by other companies and comparability may be limited. Management believes that presentation of a non-GAAP financial measure such as Adjusted EBITDA is useful because it allows investors and management to evaluate and compare the Company’s operating results from period to period in a meaningful and consistent manner in addition to standard GAAP financial measures.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Consolidated
	Three Months Ended March 31,
	2007	2006
	(Dollar amounts in thousands)

Loss before income taxes	$(5,133)	$(2,415)
Plus:
Interest expense, net	9,527	7,959
Amortization and depreciation expense	9,520	11,085
Amortization of deferred costs in excess of amortization of deferred revenue	6,046	3,531
Stock based compensation expense	272	528
Corporate consolidation costs	—	20
Less:
Other (income) expense	(22)	46

Adjusted EBITDA	$20,210	$20,754

10.	Income Taxes:

For the three months ended March 31, 2007 and 2006, the Company recorded tax expense of approximately $0.2 million and $0.1 million, respectively, related to state income taxes.

Management believes the Company’s net deferred tax assets, including those related to net operating losses, are not likely realizable and therefore its deferred tax assets are fully reserved. In assessing whether deferred taxes are realizable, management considers whether it is more likely than not that some portion or all deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment.

In June 2006, the FASB issued FASB Interpretation (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. The interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For the benefits of a tax position taken to be recognized, the tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. This interpretation is effective for fiscal years beginning after December 15, 2006. The cumulative effect, if any, of applying FIN 48 is to be reported as an adjustment to the opening balance of retained earnings in the year of adoption. The Company’s adoption of this statement on January 1, 2007 did not have any impact on its consolidated financial statements.

The Company is subject to U.S. Federal income tax as well as income tax of multiple state jurisdictions. For periods prior to February 17, 2004, the Company’s federal income tax return was included as part of a consolidated income tax return of its then parent company, Westar Energy, Inc. The Company’s federal income tax returns for the periods after February 17, 2004 remain open to examination by the Internal Revenue Service.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Summarized Combined Financial Information of the Subsidiary Guarantors of Debt

Protection One Alarm Monitoring, Inc., a wholly-owned subsidiary of Protection One, Inc., has debt securities outstanding (see Note 6, “Debt and Capital Leases”) that are fully and unconditionally guaranteed by Protection One, Inc. and wholly owned subsidiaries of Protection One Alarm Monitoring, Inc. The following tables present condensed consolidating financial information for Protection One, Inc., Protection One Alarm Monitoring, Inc., and all other subsidiaries. Condensed financial information for Protection One, Inc. and Protection One Alarm Monitoring, Inc. on a stand-alone basis is presented using the equity method of accounting for subsidiaries in which they own or control twenty percent or more of the voting shares.

Condensed Consolidating Statement of Operations
For the Three Months Ended March 31, 2007

		Protection
	Protection	One Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
	(Amounts in thousands)
	(Unaudited)

Revenue:
Monitoring and related services	$—	$51,053	$11,039	$—	$62,092
Other	—	6,518	73	—	6,591

Total revenue	—	57,571	11,112	—	68,683
Cost of revenue:
Monitoring and related services	—	15,724	3,056	—	18,780
Other	—	8,393	452	—	8,845

Total cost of revenue	—	24,117	3,508	—	27,625

Operating expenses:
Selling	—	10,586	531	—	11,117
General and administrative	1,640	13,309	1,100	—	16,049
Amortization and depreciation	1	7,764	1,755	—	9,520
Holding company allocation	(1,368)	1,094	274	—	—
Corporate overhead allocation	—	(1,138)	1,138	—	—

Total operating expenses	273	31,615	4,798	—	36,686

Operating income (loss)	(273)	1,839	2,806	—	4,372
Other expense (income):
Interest expense (a)	—	9,804	92	—	9,896
Interest income	—	(369)	—	—	(369)
Other	—	(22)	—	—	(22)
Equity (earnings) loss in subsidiary	5,022	(2,615)	—	(2,407)	—

Total other expense	5,022	6,798	92	(2,407)	9,505

Income (loss) from continuing operations before income taxes	(5,295)	(4,959)	2,714	2,407	(5,133)
Income tax expense	—	(63)	(99)	—	(162)

Net income (loss)	$(5,295)	$(5,022)	$2,615	$2,407	$(5,295)

(a)	Protection One Alarm Monitoring, Inc. allocated $92 of its interest expense to Network Multifamily.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Operations
For the Three Months Ended March 31, 2006

		Protection One
	Protection	Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
	(Dollar amounts in thousands)
	(Unaudited)

Revenues:
Monitoring and related services	$—	$50,024	$11,469	$—	$61,493
Other	—	5,040	143	—	5,183

Total revenues	—	55,064	11,612	—	66,676
Cost of revenues:
Monitoring and related services	—	14,305	3,091	—	17,396
Other	—	6,124	338	—	6,462

Total cost of revenues	—	20,429	3,429	—	23,858
Operating expenses:
Selling	—	9,051	515	—	9,566
General and administrative	1,661	13,884	1,012	—	16,557
Corporate consolidation costs	—	—	20	—	20
Amortization and depreciation	2	9,265	1,818	—	11,085
Holding company allocation	(1,133)	906	227	—	—
Corporate overhead allocation	—	(1,142)	1,142	—	—

Total operating expenses	530	31,964	4,734	—	37,228

Operating income (loss)	(530)	2,671	3,449	—	5,590
Other expense (income):
Interest expense (income)(a)	—	7,938	296	—	8,234
Interest income	—	(273)	(2)		(275)
Other	—	(36)	82	—	46
Equity (earnings) loss in subsidiary	1,977	(2,981)	—	1,004	—

Total other expense	1,977	4,648	376	1,004	8,005

Income (loss) from continuing operations before income taxes	(2,507)	(1,977)	3,073	(1,004)	(2,415)
Income tax expense	—	—	(92)	—	(92)

Net income (loss)	$(2,507)	$(1,977)	$2,981	$(1,004)	$(2,507)

(a)	Protection One Alarm Monitoring, Inc. allocated $296 of its interest expense to Network Multifamily.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Balance Sheet
March 31, 2007

	Protection	Protection One	Subsidiary
	One, Inc.	Alarm Monitoring	Guarantors	Eliminations	Consolidated
	(Amounts in thousands)
	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$—	$25,739	$163	$—	$25,902
Receivables, net	—	20,379	5,947	—	26,326
Inventories, net	—	3,161	1,476	—	4,637
Prepaid expenses	—	3,457	79	—	3,536
Other	—	4,033	370	—	4,403

Total current assets	—	56,769	8,035	—	64,804
Restricted cash	—	1,923	—	—	1,923
Property and equipment, net	2	20,930	1,471	—	22,403
Customer accounts, net	—	155,511	37,438	—	192,949
Goodwill	—	6,142	6,018	—	12,160
Trade name	—	22,987	2,825	—	25,812
Deferred customer acquisition costs	—	103,250	8,293	—	111,543
Other	—	7,879	1,723	—	9,602
Accounts receivable (payable) from (to) associated companies	(67,537)	65,175	2,362	—	—
Investment in POAMI	(16,882)	—	—	16,882	—
Investment in subsidiary guarantors	—	60,852	—	(60,852)	—

Total assets	$(84,417)	$501,418	$68,165	$(43,970)	$441,196

LIABILITIES AND STOCKHOLDER EQUITY (DEFICIENCY IN ASSETS)
Current liabilities:
Current portion of long-term debt and capital leases	$—	$4,005	$—	$—	$4,005
Accounts payable	—	2,742	109	—	2,851
Accrued liabilities	712	19,167	1,081	—	20,960
Deferred revenue	—	33,639	4,621	—	38,260

Total current liabilities	712	59,553	5,811	—	66,076
Long-term debt and capital leases, net of current portion	—	393,069	—	—	393,069
Deferred customer acquisition revenue	—	64,785	893	—	65,678
Deferred tax liability	—	—	245		245
Other	—	893	364	—	1,257

Total Liabilities	712	518,300	7,313	—	526,325

Stockholders’ Equity (Deficiency in Assets)
Common stock	182	2	1	(3)	182
Additional paid in capital	89,816	1,416,051	194,913	(1,610,964)	89,816
Accumulated other comprehensive income	(480)	(480)	—	480	(480)
Deficit	(174,647)	(1,432,455)	(134,062)	1,566,517	(174,647)

Total stockholders’ equity (deficiency in assets)	(85,129)	(16,882)	60,852	(43,970)	(85,129)

Total liabilities and stockholders’ equity (deficiency in assets)	$(84,417)	$501,418	$68,165	$(43,970)	$441,196

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Balance Sheet
December 31, 2006

	Protection	Protection One	Subsidiary
	One, Inc.	Alarm Monitoring	Guarantors	Eliminations	Consolidated
	(Dollar amounts in thousands)
	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$—	$24,569	$31	$—	$24,600
Receivables, net	—	22,848	6,170	—	29,018
Inventories, net	—	3,115	1,438	—	4,553
Prepaid expenses	33	3,185	98	—	3,316
Other	—	2,701	459	—	3,160

Total current assets	33	56,418	8,196	—	64,647
Restricted cash	—	1,900	—	—	1,900
Property and equipment, net	4	20,991	1,435	—	22,430
Customer accounts, net	—	161,386	38,985	—	200,371
Goodwill	—	6,142	6,018	—	12,160
Trade name	—	22,987	2,825		25,812
Deferred customer acquisition costs	—	97,948	8,006	—	105,954
Other	—	8,809	1,870	—	10,679
Accounts receivable (payable) from (to) associated companies	(67,580)	70,316	(2,736)	—	—
Investment in POAMI	(11,697)	—	—	11,697	—
Investment in subsidiary guarantors	—	58,238	—	(58,238)	—

Total assets	$(79,240)	$505,135	$64,599	$(46,541)	$443,953

LIABILITIES AND STOCKHOLDER EQUITY (DEFICIENCY IN ASSETS)
Current liabilities:
Current portion of long-term debt and capital leases	$—	$3,861	$—	$—	$3,861
Accounts payable	—	3,172	389	—	3,561
Accrued liabilities	703	23,518	980	—	25,201
Deferred revenue	—	33,538	3,476	—	37,014

Total current liabilities	703	64,089	4,845	—	69,637
Long-term debt, net of current portion	—	391,991	—	—	391,991
Deferred customer acquisition revenue	—	59,850	931	—	60,781
Deferred tax liability	—	—	251	—	251
Other	—	902	334	—	1,236

Total Liabilities	703	516,832	6,361	—	523,896

Stockholders’ Equity (Deficiency in Assets)
Common stock	182	2	1	(3)	182
Additional paid in capital	89,545	1,416,051	194,913	(1,610,964)	89,545
Accumulated other comprehensive loss	(318)	(318)	—	318	(318)
Deficit	(169,352)	(1,427,432)	(136,676)	1,564,108	(169,352)

Total stockholders’ equity (deficiency in assets)	(79,943)	(11,697)	58,238	(46,541)	(79,943)

Total liabilities and stockholders’ equity (deficiency in assets)	$(79,240)	$505,135	$64,599	$(46,541)	$443,953

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Cash Flows
For the Three Months Ended March 31, 2007

	Protection	Protection One	Subsidiary
	One, Inc.	Alarm Monitoring	Guarantors	Eliminations	Consolidated
	(Amounts in thousands)
	(Unaudited)

Net cash provided by operating activities	$43	$4,357	$6,103	$—	$10,503

Cash flows from investing activities:
Deferred customer acquisition costs	—	(13,297)	(641)	—	(13,938)
Deferred customer acquisition revenue	—	7,198	—	—	7,198
Purchase of property and equipment	—	(493)	(243)	—	(736)
Purchase of rental equipment	—	(886)	—	—	(886)
Proceeds from disposition of assets	—	61	11	—	72

Net cash used in investing activities	—	(7,417)	(873)	—	(8,290)

Cash flows from financing activities:
Payments on long-term debt	—	(750)	—	—	(750)
Debt issue costs	—	(161)	—	—	(161)
To (from) related companies	(43)	5,141	(5,098)	—	—

Net cash (used in) provided by financing activities	(43)	4,230	(5,098)	—	(911)

Net increase in cash and cash equivalents	—	1,170	132	—	1,302
Cash and cash equivalents:
Beginning of period	—	24,569	31	—	24,600

End of period	$—	$25,739	$163	$—	$25,902

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Cash Flows
For the Three Months Ended March 31, 2006

	Protection	Protection One	Subsidiary
	One, Inc.	Alarm Monitoring	Guarantors	Eliminations	Consolidated
	(Amounts in thousands)
	(Unaudited)

Net cash (used in) provided by operating activities	$(174)	$9,106	$4,752	$—	$13,684

Cash flows from investing activities:
Installations and purchases of new accounts	—	—	—	—	—
Deferred customer acquisition costs	—	(12,913)	(13)	—	(12,926)
Deferred customer acquisition revenue	—	7,432	(27)	—	7,405
Purchase of property and equipment	—	(738)	(97)	—	(835)
Investment in non-monitored leased equipment	—	(1,082)	—	—	(1,082)
Proceeds from disposition of assets and sale of customer accounts	—	65	5	—	70

Net cash used in investing activities	—	(7,236)	(132)	—	(7,368)
Cash flows from financing activities:
Payments on long-term debt	—	(589)	—	—	(589)
To (from) related companies	174	4,484	(4,658)	—	—

Net cash provided by (used in) financing activities	174	3,895	(4,658)	—	(589)
Net increase (decrease) in cash and cash equivalents	—	5,765	(38)	—	5,727
Cash and cash equivalents:
Beginning of period	—	19,468	425	—	19,893

End of period	$—	$25,233	$387	$—	$25,620

12.	Subsequent events

Merger Agreement

On December 20, 2006, Protection One, Inc. entered into the Merger Agreement with IASG and Tara Acquisition Corp., a wholly owned subsidiary of Protection One, Inc., pursuant to which the Company acquired IASG on April 2, 2007. Holders of IASG common stock received 0.29 shares of Protection One, Inc. common stock for each share of IASG common stock held. A total of 7,066,960 shares of Protection One common stock were issued in exchange for IASG common stock with cash paid in lieu of fractional shares. Also, under the Merger Agreement, Raymond C. Kubacki and Arlene M. Yocum, both former IASG directors, were appointed to the Board on April 2, 2007.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On April 2, 2007, Protection One Alarm Monitoring, Inc. (“POAMI”) completed the Exchange Offer for up to $125 million aggregate principal amount of the Old Notes. Pursuant to the terms of the Exchange Offer, validly tendered Old Notes were exchanged for the New Notes. Of the $125 million aggregate principal amount of Old Notes outstanding, approximately $115.3 million were tendered for exchange. Old Notes that were not tendered for exchange were redeemed on May 2, 2007. In connection with the Exchange Offer, IASG solicited consents for amendments to and waivers of certain provisions under the indenture governing the Old Notes (“the IASG Indenture”). Such amendments and waivers were approved and are set forth in the First Supplemental Indenture, dated as of April 2, 2007, among IASG, the guarantors named therein and Wells Fargo Bank, N.A., as trustee (the “Trustee”).

The New Notes, which rank equally with POAMI’s existing and future senior secured indebtedness and any indebtedness incurred under POAMI’s senior credit facility, are jointly and severally guaranteed by Protection One, Inc. and its subsidiaries and secured by second priority liens granted to the Trustee for the benefit of the holders of the New Notes on substantially all of Protection One, Inc. and its subsidiaries’ tangible and intangible property.

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	March 31,
	2006	2007
	(In thousands,
	except for share data)
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$13,664	$23,687
Current portion of notes receivable	4,154	3,285
Accounts receivable less allowance for doubtful accounts	5,673	3,728
Inventories	1,378	1,536
Prepaid expenses	1,533	1,367
Due from related parties	159	230

Total current assets	26,561	33,833
Property and equipment, net	8,094	7,473
Notes receivable net of current portion and allowance for doubtful accounts	6,333	4,306
Dealer relationships, net	28,475	27,460
Customer contracts, net	70,003	67,123
Deferred customer acquisition costs, net	8,314	7,966
Goodwill	26,233	26,233
Debt issuance costs, net	3,630	3,388
Assets of business transferred	7,687	7,687
Other identifiable intangibles, net	2,154	1,995
Restricted cash	1,063	1,108
Other assets	169	193

Total assets	$188,716	$188,765

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of capital lease obligations	$321	$319
Accounts payable	1,190	1,507
Accrued expenses	9,223	11,229
Current portion of deferred revenue	6,399	6,374
Current portion of deferred revenue — bundled arrangements	1,200	1,179
Other liabilities	593	296
Due to related parties	110	127

Total current liabilities	19,036	21,031
Long-term debt	125,000	125,000
Capital lease obligations, net of current portion	515	403
Deferred revenue, net of current portion	37	81
Deferred revenue — bundled arrangements, net of current portion	5,312	5,024
Liabilities of business transferred	1,043	1,043
Advance payment	762	762
Deferred income taxes	426	416

Total liabilities	152,131	153,760

Commitments and Contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value, authorized 3,000,000 shares, none issued and outstanding	—	—
Common stock, $0.001 par value, authorized 100,000,000 shares, 24,681,462 shares issued	25	25
Paid-in capital	207,548	207,557
Accumulated deficit	(169,988)	(171,577)
Treasury stock — common, at cost, 312,626 shares	(1,000)	(1,000)

Total stockholders’ equity	36,585	35,005

Total liabilities and stockholders’ equity	$188,716	$188,765

The accompanying notes are an integral part of the consolidated financial statements.

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months
	Ended March 31,
	2006	2007
	(In thousands,
	except for share data)
	(Unaudited)

Revenue:
Monitoring fees	$7,833	$7,946
Revenue from customer accounts	13,676	12,703
Related party monitoring fees	26	34
Service, installation and other revenue	2,613	2,938

Total revenue	24,148	23,621

Expenses:
Cost of revenue (excluding depreciation and amortization)	9,451	8,959
Selling and marketing	1,273	1,461
Depreciation and amortization	6,378	5,962
(Gain) loss on sale or disposal of assets	(10)	—
General and administrative	6,954	5,461

Total expenses	24,046	21,843

Income (loss) from operations	102	1,778
Other income (expense):
Amortization of debt issuance costs	(242)	(242)
Interest expense	(4,117)	(4,107)
Interest income	1,035	997

Income (loss) before income taxes	(3,222)	(1,574)
Income tax expense (benefit)	192	15

Net income (loss)	$(3,414)	$(1,589)

Basic and diluted income (loss) per share	$(0.14)	$(0.07)

Weighted average number of common shares outstanding	24,368,836	24,368,836

The accompanying notes are an integral part of the consolidated financial statements.

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months
	Ended March 31,
	2006	2007
	(In thousands)
	(Unaudited)

Cash flows from operating activities:
Net income (loss)	$(3,414)	$(1,589)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,378	5,962
Amortization of deferred customer acquisition costs , net	180	211
Amortization of debt issuance costs	242	242
Stock-based compensation	29	9
Provision for bad debts	29	(410)
Deferred income taxes	108	(10)
Earned discount on notes receivable	(250)	(276)
(Gain) loss on sale of customer contracts and accounts receivable	(8)	—
Changes in assets and liabilities, net of effects of acquisitions and non-cash transactions:
Accounts receivable	823	2,015
Inventories	(176)	(158)
Prepaid expenses	(164)	166
Other assets	203	(24)
Deferred customer acquistion costs	(793)	(174)
Due from/to related parties	31	(54)
Accounts payable and accrued expenses	3,723	2,323
Deferred revenue	(235)	19
Deferred revenue-bundled arrangements	580	3
Other liabilities	25	(297)

Net cash provided by operating activities	7,311	7,958

Cash flows from investing activities:
Purchase of property and equipment	(771)	(139)
Proceeds from sale of property and equipment	2	—
Purchase of customer contracts and dealer relationships	(1,220)	(1,148)
Proceeds from sale of customer contracts and accounts receivable	133	—
Financing of dealer loans	(4,165)	(2,004)
Repayment of dealer loans	1,783	5,515
Decrease (increase) in restricted cash	—	(45)
Business acquisitions, net of cash acquired	325	—

Net cash provided by (used in) investing activities	(3,913)	2,179

Cash flows from financing activities:
Payments of obligations under capital leases	(78)	(114)

Net cash used in financing activities	(78)	(114)

Net increase in cash and cash equivalents for the period	3,320	10,023
Cash and cash equivalents at beginning of year	16,239	13,664

Cash and cash equivalents at end of period	$19,559	$23,687

Supplemental disclosure of cash flow information:
Interest paid	$95	$88

Income taxes paid	$59	$63

Supplemental disclosure of non-cash items:
Notes receivable converted to customer contracts	$714	$—

The accompanying notes are an integral part of the consolidated financial statements.

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Management Opinion

The financial information as of March 31, 2007 and for the three months ended March 31, 2007 and 2006, in the opinion of management, includes all adjustments, consisting of normal recurring adjustments, that are considered necessary for fair presentation of the financial position, results of operations and cash flows of Integrated Alarm Services Group, Inc. and Subsidiaries’ (“IASG” or the “Company”) for the three months ended March 31, 2007 and 2006 in accordance with accounting principles generally accepted in the United States of America. The results for any interim period are not necessarily indicative of results for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have not been presented herein, in accordance with regulations. These financial statements should be read in conjunction with financial statements and notes thereto for the year ended December 31, 2006 included in the Company’s Annual Report on Form 10-K. The 2006 year-end balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America (“GAAP”).

2.	Notes Receivable

The Company’s notes receivable consisted of the following:

	December 31,	March 31,
	2006	2007
	(In thousands)

Performing loans	$11,024	$7,994
Non-performing loans	1,243	872

Total Loans	12,267	8,866
Less: Reserves	(302)	(58)
Purchase discount	(1,478)	(1,217)

Net loans	$10,487	$7,591

At December 31, 2006 and March 31, 2007, the Company had non-performing loans aggregating approximately $1,243,000 and $872,000 respectively. Currently the cash flow from the underlying collateral supports the carrying value of the loans, therefore no impairment charge was recorded. However, if the cash flow from the underlying collateral deteriorates, it may result in a future charge to earnings.

As part of the acquisitions of National Alarm Computer Center (“NACC”) in 2004 and Financial Security Services, Inc. (“FSS”) in 2005, the Company agreed to assume NACC and FSS’s obligations to provide open lines of credit to Dealers, subject to the terms of the agreements with the Dealers. At December 31, 2006 and March 31, 2007, amounts available to Dealers under these lines of credit were $5,000,000 and $3,834,000, respectively. The Company intends to fund these commitments with available funds.

The purchase discount resulted from the acquisitions of NACC and FSS. Purchase discount on acquired notes that are prepaid within the first year of acquisition is offset to goodwill.

3.	Goodwill and Intangibles

During the three months ended March 31, 2007, goodwill remained consistent with December 31, 2006.

The Company accounts for its goodwill under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Under SFAS No. 142, goodwill is not amortized, but it is tested for impairment at least annually. Each year the Company tests for impairment of goodwill according to a two-step approach. In the first step, the Company tests for impairment of goodwill by

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimating the fair values of its reporting units using the present value of future cash flows approach, subject to a comparison for reasonableness to its market capitalization at the date of valuation. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step, the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair values of all other net tangible and intangible assets of the reporting unit. If the carrying amount of the goodwill exceeds its implied fair market value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company performs its annual impairment test in the third quarter of each year. After evaluating current financial forecasts and operating trends, Management believes that goodwill was not impaired at March 31, 2007. A non-cash goodwill impairment charge may result in a future period if there is a decline in estimated future earnings and cash flows.

Customer Contracts and Dealer Relationships

SFAS No. 144 Accounting for the Impairment or Disposal of Long Lived Assets requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the assets to be held and used is measured by a comparison of the carrying amount of the assets with the future net cash flows expected to be generated. Cash flows of dealer relationships and retail customer contracts are analyzed at the same group level (acquisition by acquisition and portfolio grouping, respectively) that they are identified for amortization, the lowest level for which independent cash flows are identifiable. All other long-lived assets are evaluated for impairment at the Company level, using one asset grouping. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company has identified no impairment losses during the three months ended March 31, 2006 and 2007.

Customer contracts at March 31, 2007 consist of the following:

			Contracts
	Existing	Dealer	Assumed from
	Portfolio	Acquired	Dealers	Total
	(In thousands)

Customer contracts December 31, 2006	$88,026	$36,058	$8,075	$132,159
Purchases	—	1,148	—	1,148
Sales and adjustments	—	—	—

Customer contracts March 31, 2007	88,026	37,206	8,075	133,307
Accumulated amortization December 31, 2006	38,791	16,443	6,922	62,156
Amortization	2,638	1,267	123	4,028

Accumulated amortization March 31, 2007	41,429	17,710	7,045	66,184
Customer contracts, net December 31, 2006	$49,235	$19,615	$1,153	$70,003

Customer contracts, net March 31, 2007	$46,597	$19,496	$1,030	$67,123

Customer contract amortization expense for the three months ended March 31, 2006 and 2007 was approximately $4,542,000 and $4,028,000 respectively. The amortization expense was reduced by approximately $105,000 using attrition reserves from contract purchase transactions for the three months ended March 31, 2006.

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dealer relationships consist of the following:

		Accumulated
	Relationships	Amortization	Net
	(In thousands)

December 31, 2006	$58,529	$30,054	$28,475
Additions	—	1,015	(1,015)

March 31, 2007	$58,529	$31,069	$27,460

Amortization expense was approximately $1,131,000 and $1,015,000 for the three months ended March 31, 2006 and 2007, respectively.

Estimated amortization expense of customer contracts, dealer relationships, other identifiable intangible assets and deferred customer acquisition costs for the years ending December 31, 2007 through 2011 is as follows:

			Other	Deferred
			Identifiable	Customer
	Customer	Dealer	Intangible	Acquisition
Year	Contracts	Relationships	Assets	Costs	Total
	(In thousands)

2007 (nine months)	$6,613	$3,045	$456	$1,496	$11,610
2008	8,098	4,060	615	2,019	14,792
2009	7,219	3,802	599	1,729	13,349
2010	6,192	3,542	554	1,373	11,661
2011	4,883	3,277	119	945	9,224

Customer contract amortization for existing portfolios acquired subsequent to January 31, 2003 is calculated using an 18 year straight-line rate. No attrition has been recognized in the customer contract amortization projected for future years. The actual amortization expense in future periods will be higher due to the impact of attrition. The net unamortized cost of portfolios subject to variable amortization based upon attrition was approximately $43,945,000 as of March 31, 2007.

4.	Stockholders’ Equity

Stock-Based Compensation

The Company’s 2003 Stock Option Plan and 2004 Stock Option Plan, collectively (“SOP”) permit the grant of options which may either be “incentive stock options” (“ISOs”) or “non-qualified stock options: (“NSOs”). The total number of shares of our common stock that may be issued under the SOP may not exceed 1,350,000, subject to possible adjustment in the future as described below. All employees, officers, directors, consultants and independent contractors of the Company, or of any parent, subsidiary or affiliate are eligible to be granted options.

The exercise price of an option granted under the SOP may not be less than 100% of the fair market value of the Company’s common stock on the date of grant (110% of such fair market value in the case of an ISO granted to an optionee who owns or is deemed to own stock possessing more than 10% of the combined voting power of all classes of our stock).

The number of shares of common stock authorized for issuance under the SOP may be adjusted in the event our shares of common stock are changed into, or exchanged for cash, or securities of another entity through a reorganization, merger, recapitalization, reclassification, stock split, stock dividend, stock consolidation or combination or other similar transaction. In the event of the occurrence of any of the foregoing, the compensation committee may adjust the number of authorized shares under the SOP, and the options issued under the SOP, as appropriate under the circumstances.

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Prior to January 1, 2006, the Company accounted for activity under the employee stock plans using the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and had adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148, (Accounting for Stock-Based Compensation-Transition and Disclosure). Under APB No. 25, the Company generally recognized no compensation expense with respect to options granted to employees and directors as the option exercise price is generally equal to or greater than the fair value of the Company’s common stock on the date of the grant. The value of stock options granted to non-employees were expensed.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123 (revised), Share-Based Payment (“FAS 123R”), an amendment of FAS No. 123 (“FAS 123”), Accounting for Stock-Based Compensation. FAS 123R eliminates the ability to account for share-based payments using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and instead requires companies to recognize compensation expense using a fair-value based method for costs related to share-based payments including stock options and employee stock purchase plans. The expense will be measured as the fair value of the award at its grant date based on the estimated number of awards that are expected to vest, and recorded over the applicable service period. In the absence of an observable market price for a share-based award, the fair value would be based upon a valuation methodology that takes into consideration various factors, including the exercise price of the award, the expected term of the award, the current price of the underlying shares, the expected volatility of the underlying share price, the expected dividends on the underlying shares and the risk-free interest rate. The standard also provides for different transition methods for past award grants, including the restatement of prior period results. The Company has elected to apply the modified prospective transition method to all past awards outstanding and unvested as of the effective date of January 1, 2006 and will recognize the associated expense over the remaining vesting period based on the fair values previously determined and disclosed as part of our pro-forma disclosures. The Company will not restate the results of prior periods. As such, the Company has recognized expense for unvested options during the quarter ended March 31, 2006 and 2007 of approximately $29,000 and $9,000, respectively.

The Company used the Black-Scholes option-pricing model (“Black-Scholes”) as its method of valuation under FAS 123R in fiscal year 2007 and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Black-Scholes was previously used for the Company’s proforma information required under FAS 123 for periods prior to fiscal year 2006. The fair value of share-based payment awards on the date of grant as determined by the Black-Scholes model is affected by our stock price as well as other assumption, including, but not limited to the expected volatility over the term of the awards and risk-free interest rate.

The Company recognized approximately $29,000 and $9,000 of stock-based compensation expense in the consolidated statement of operations in the three months ended March 31, 2006 and 2007, respectively. This expense had no effect on the net loss per share for either of the periods.

As of March 31, 2007, there was approximately $5,000 of unamortized compensation cost related to non-vested stock option awards, which is expected to be recognized over a remaining weighted average vesting period of .21 years.

Company stock options outstanding as of March 31, 2007 are as follows:

			Weighted Average
			Remaining
		Weighted Average	Contractual Term
	Options	Exercise Price	(in Years)

Options outstanding at December 31, 2006	2,458,500	$8.64	6.99
Option forfeited during 2007	(2,000)	$5.75

Options outstanding at March 31, 2007	2,456,500	$8.64	6.74

Options exercisable at March 31, 2007	2,334,396	$8.64	6.75

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

There were no options exercised during the first quarter of 2007.

The options disclosed in the table above had no aggregate intrinsic value associated with them at March 31, 2007.

Company stock options outstanding become exercisable as follows:

	Option Plan	Weighted Average	Shareholder	Weighted Average
Period Ending	Option Shares	Exercise Price	Option Shares	Exercise Price

Currently exercisable	392,396	$5.63	1,942,000	$9.25
December 31, 2007	24,104	$5.68	42,000	$9.25
December 31, 2008	—	—	56,000	$9.25

	416,500	$5.64	2,040,000	$9.25

The following table summarized the activity related to stockholders’ equity for the three months ended March 31, 2007:

							Total
	Common Stock		Paid-in	Accumulated	Treasury Stock		Stockholders’
	Shares	Amount	Capital	Deficit	Shares	Amount	Equity
	(In thousands, except share and per share amounts)

Balance, December 31, 2006	24,681,462	$25	$207,548	$(169,988)	312,626	$(1,000)	$36,585
Net income (loss)	—	—	—	(1,589)	—	—	(1,589)
Stock-based compensation	—	—	9	—	—	—	9

Balance, March 31, 2007	24,681,462	$25	$207,557	$(171,577)	312,626	$(1,000)	$35,005

5.	Income Taxes

A benefit related to the projected losses may not be recognized due to the Company’s continued belief that a full valuation allowance is required as an offset to its deferred tax assets. Deferred tax expense is a result of an increase in deferred tax liabilities. The deferred tax liability represents the state deferred tax liability of IASG which cannot be offset by the state deferred tax asset of its subsidiaries due to the companies being subject to state taxes in different state tax jurisdictions and deferred tax liabilities relating to tax goodwill basis differences associated with acquisitions. Current taxes include minimum taxes, capital taxes and state income taxes imposed on companies in separate taxing jurisdictions.

6.	Income (Loss) per Common Share

The income (loss) per common share is as follows:

	Three Months Ended March 31,
	2006	2007
	(In thousands, except share and per share amounts)

Numerator
Net income (loss)	$(3,414)	$(1,589)
Denominator
Weighted average shares outstanding	24,368,836	24,368,836
Net income (loss) per share	$(0.14)	$(0.07)

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The shares represented by options below have not been included as common stock equivalents, as they would be anti-dilutive.

	As of March 31,
		Weighted Average		Weighted Average
	2006	Option Price	2007	Option Price

Stock options outstanding are as follows:
Stock option plans	212,333	$6.41	416,500	$5.64
Shareholder options	2,040,000	$9.25	2,040,000	$9.25

Total	2,252,333		2,456,500

7.	Commitments and Contingencies

Letters of Credit

The Company has outstanding commercial letters of credit totaling approximately $150,000 which renewed for one year on April 8, 2007. These letters of credit are collateralized with cash deposits which are included in restricted cash on our consolidated balance sheet.

Litigation

In March 2003, Protection One, a company engaged in the business of providing security and other alarm monitoring services to residential and commercial customers, brought an action against the Company in the Superior Court of New Jersey, Camden County for $1.4 million unspecified damages in connection with the Company’s purchase of certain alarm monitoring contracts from B&D Advertising Corp. B&D had previously sold alarm monitoring contracts to Protection One. As part of such sales, B&D agreed not to solicit any customers whose contracts had been purchased and to keep certain information confidential. Protection One claims that the Company’s subsequent purchase of contracts from B&D constitutes tortious interference, that the Company utilized confidential information belonging to Protection One and that Protection One had an interest in some of the contracts that the Company purchased from B&D. This matter had been stayed pending the completion of the merger between Protection One and the Company which was effective April 2, 2007 at which time the matter was dismissed by agreement of the parties, without costs or recovery by any party.

On June 26, 2006, the Company’s former president Thomas J. Few, Sr. initiated litigation against the Company in connection with his employment, seeking a monetary award for amounts allegedly due to him under an employment agreement. The claim was filed in the Superior Court of New Jersey, in the Bergen County Law Division. The principal parties to the suit are Thomas J. Few, Sr. and the Company. Mr. Few alleges that he is owed up to 36 months of pay as well as an amount representing accrued but unused vacation as a result of his resignation following the Company’s alleged breach of the employment agreement. Settlement negotiations have been unsuccessful and discovery proceedings are underway as ordered by the Bergen county Law Division.

The Company does not believe it breached its contractual obligations or otherwise violated its duties in connection with this matter. In the opinion of management, the final outcome of such litigation will not have a material adverse effect on IASG’s financial condition, results of operations or liquidity.

On April 24, 2007, the Company was served in a lawsuit brought by Shanta Mallikarjuna in connection with losses allegedly incurred in connection with a June 2006 burglary of her residence (Shanta Mallikarjuna v. Integrated Alarm Services Group, Inc., Supreme Court of the State of New York, Nassau County, Case No. 006398/07). The complaint alleges various causes of action including Integrated Alarm’s gross negligence,

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

breach of contract, fraud and breach of warranty. The plaintiff alleges $1.5 million in damages as the result of the alleged theft of certain personal property.

The litigation is at a preliminary stage and the Company is investigating the facts involved in this matter. The Company has notified its insurance carriers of the matter. In the opinion of management, the final outcome of such litigation will not have a material adverse effect on IASG’s financial condition, results of operations or liquidity.

On April 30, 2007, the Company was served in a lawsuit brought by By the Carat, Inc. and John P. Humbert, Jr. and his wife, Valery Humbert, its owners, in connection with damages and injuries allegedly sustained as a result of a December 2004 armed robbery of their jewelry business (By the Carat, Inc., John P. Humbert, Jr. and Valery Humbert v. Knightwatch Security Systems, Criticom International Corporation, Monital Signal Corporation, Integrated Alarm Services Group, Inc., et al, Superior Court of New Jersey, Monmouth County Law Division, Docket No.: MON-L-5830-06). The complaint alleges various causes of action including breach of contract, breach of the covenant of good faith and fair dealing, consumer fraud, intentional and negligent infliction of emotional distress, breach of warranty and gross negligence. The complaint alleges bodily injury to the Humberts and property losses of several million dollars in jewelry and precious metals.

The litigation is at a preliminary stage, and the Company is investigating the facts involved in this matter. The Company has notified its insurance carriers of the matter. In the opinion of management, the final outcome of such litigation will not have a material adverse effect on IASG’s financial condition, results of operations or liquidity.

On March 20, 2007, IASG’s subsidiary, Criticom International Corporation, was served in a lawsuit brought by Mark and Leslie Murnane, in connection with alleged property damage and personal injuries suffered in connection with a February 2, 2005 fire which destroyed their Blairstown, New Jersey residence and its contents. In this suit, Plaintiffs allege product liability, negligent or faulty installation of their alarm system and negligent failure to timely dispatch the fire department. (Mark Murnane and Leslie Murnane, Plaintiffs vs Meenan Home Security Systems, a division of Region Oil; Criticom International Corporation (alarm service company); and ABC Corporation, a fictitious name (alarm equipment manufacturer), Defendants, Superior Court of New Jersey, Warren County Law Division, Docket No. L 39-07).

The Company has notified its insurance carriers of the claims and counsel has been engaged to defend the Company.

The litigation is at a preliminary stage, and the Company is investigating the facts involved in this matter. In the opinion of management, based on the facts known to date, the final outcome of such litigation will not have a material adverse effect on IASG’s financial condition, results of operations or liquidity.

The Company is involved in litigation and various legal matters that have arisen in the ordinary course of business. The Company does not believe that the outcome of these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows in a particular quarter or fiscal year.

Professional Fees

In August of 2006, the Company engaged Houlihan Lokey Howard & Zukin (“Houlihan Lokey”) as its financial advisor. Houlihan Lokey assisted the Company in negotiating the merger with Protection One, which is more fully disclosed in footnote 9. The fees paid to Houlihan Lokey were approximately $2.3 million, upon the consummation of the merger on April 2, 2007.

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Segment and Related Information

During the third quarter of 2006, the Company realigned its segments into three reportable segments: alarm-monitoring wholesale services, alarm-monitoring residential services and alarm-monitoring commercial services. Prior period segment information for the three months ended March 31, 2006 has been retroactively adjusted to reflect this realignment. The Company determines its reportable segments based on its method of internal reporting which is used by management for making operational decisions and assessing performance.

The alarm-monitoring wholesale services segment provides monitoring services to a broad range of independent alarm-monitoring dealers. The alarm-monitoring residential services segment provides monitoring services to its end customers, working capital to independent alarm-monitoring dealers and customer service and billing and collection services to our portfolio of accounts. This is accomplished by purchasing alarm monitoring contracts from the dealer or by providing loans using the dealer’s alarm monitoring contracts as collateral. IASI provides monitoring services (through IASG and other affiliated and non-affiliated entities) to its customers through the wholesale segment. The alarm-monitoring commercial services segment is a commercial security integrator that provides installation, testing and maintenance for commercial customers as well as monitoring services to its end customers.

Management has determined that an appropriate measure of the performance of its operating segments would be made through an evaluation of each segment’s income (loss) before income taxes. The Company does not allocate corporate accounting, legal and other professional fees, corporate salaries, benefits and other compensation, director related expenses and other corporate expenses to the segments because the decision making for the majority of these expenses does not reside within the segments. Interest related charges are allocated to the segments based on inter-company agreements in place during the specific year.

Summarized financial information as of and for the three months ended March 31, 2006 and 2007 concerning the Company’s reportable segments is shown in the following table:

Three Months ended March 31, 2006 (in thousands):

	Alarm-Monitoring	Alarm-Monitoring	Alarm-Monitoring
	Wholesale	Residential	Commercial	Corporate and	Consolidated
	Services	Services	Services	Eliminations	Total

Total revenue	$7,859	$11,954	$4,335	$—	$24,148
Intersegment revenue	1,193	—	—	(1,193)	—
Interest income	—	929	—	106	1,035
Interest expense	1	12	9	4,095	4,117
Income (loss) before income taxes	1,788	1,416	102	(6,528)	(3,222)
Purchase of contracts and businesses	—	895	—	—	895
Depreciation and amortization	1,425	4,274	679	—	6,378
Amortization of customer acquisition costs	—	96	364	—	460

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Three Months ended March 31, 2007 (in thousands):

	Alarm-Monitoring	Alarm-Monitoring	Alarm-Monitoring
	Wholesale	Residential	Commercial	Corporate and	Consolidated
	Services	Services	Services	Eliminations	Total

Total revenue	$7,980	$10,555	$5,086	$—	$23,621
Intersegment revenue	1,107	—	—	(1,107)	—
Interest income	—	831	—	166	997
Interest expense	—	5	6	4,096	4,107
Income (loss) before income taxes	2,069	2,204	357	(6,204)	(1,574)
Purchase of contracts, dealer relations and businesses	—	1,148	—	—	1,148
Depreciation and amortization	1,401	3,944	608	9	5,962
Amortization of customer acquistion costs	—	103	419	—	522

Reconciliation of segment income (loss) before income taxes to consolidated income (loss) before income taxes:

	For the Three Months
	Ended March 31,
	2006	2007
	(In thousands)

Income (loss) before income taxes:
Alarm-Monitoring — Wholesale Services	$1,788	$2,069
Alarm-Monitoring — Residential Services	1,416	2,204
Alarm-Monitoring — Commercial Services	102	357
Unallocated Expenses:
Corporate accounting, legal and other professional services	(925)	(966)
Corporate salaries, benefits and other compensation	(927)	(642)
Director and officer related expenses	(261)	(230)
Interest expense	(4,095)	(4,096)
Amortization of debt issuance costs	(242)	(242)
Litigation settlement	—	11
Other corporate expenses, net	(78)	(39)

Consolidated income (loss) before income taxes	$(3,222)	$(1,574)

9.	Subsequent Events

On December 20,2006, Protection One, Inc. entered into the Merger Agreement with IASG and Tara Acquisition Corp, a wholly owned subsidiary of Protection One, Inc., pursuant to which Protection One acquired IASG on April 2, 2007. Holders of IASG common stock received 0.29 shares of Protection One, Inc. common stock for each share of IASG common stock held. A total of 7.066,960 shares of Protection One common stock were issued in exchange for IASG common stock with cash paid in lieu of fractional shares. Also, under the Merger Agreement, Raymond C. Kubacki and Arlene M. Yocum, both former IASG directors, were appointed to the Board of Protection One, Inc. on April 2, 2007.

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On April 2, 2007, Protection One Alarm Monitoring, Inc. (“POAMI”) completed the Exchange Offer for up to $125 million aggregate principal amount of IASG Old Notes. Pursuant to the terms of the Exchange Offer, validly tendered Old Notes were exchanged for New Notes. Of the $125 million aggregate principal amount of Old Notes outstanding, approximately $115.3 million were tendered for exchange. Old Notes that were not tendered for exchange were redeemed on May 2, 2007. In connection with the Exchange Offer, IASG solicited consents for amendments and waivers of certain provisions under the indenture governing the Old Notes (“the IASG Indenture”). Such amendments and waivers were approved and are set forth in the First Supplemental Indenture, dated as of April 2, 2007, among IASG, the guarantors named therein and Wells Fargo Bank, N.A., as trustee (the “Trustee”).

The New Notes, which rank equally with POAMI’s existing and future senior secured indebtedness and any indebtedness incurred under POAMI’s senior credit facility, are jointly and severally guaranteed by Protection One, Inc. and its subsidiaries and secured by second priority liens granted to the Trustee for the benefit of the holders of New Notes on substantially all of Protection One, Inc. and its subsidiaries’ tangible and intangible property.

10.	Recent Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The Company will be required to apply the guidance contained in FAS No. 159 beginning with financial statements for the year ended December 31, 2008 and has not yet determined the effect that adoption will have on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The Company will be required to apply the guidance contained in FAS No. 157 beginning with financial statements for the year ended December 31, 2008 and has not yet determined the effect that adoption will have on its financial statements.

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement No. 109, which seeks to reduce the diversity in practice associated with the accounting and reporting for uncertainty in income tax provisions. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 31, 2006 and the Company adopted the new requirements in the first quarter of 2007. The Company’s adoption of FIN 48 on January 1, 2007 did not have any impact on its financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140 (“FAS No. 156”). This Standard amends FASB Statement No. 140, Accounting for Transfers and Servicing Assets and Extinguishment of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Standard requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract when there is a related sale of financial assets, certain transfers, or assumption of an obligation to service a financial asset that does not relate to the financial assets of the servicer. The Company will be required to adopt this Statement on January 1, 2007 and will apply the requirements prospectively to all transactions after the effective date. The Company adopted FAS No. 156 on January 1, 2007 and it did not have any effect on its financial statements.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140 (“FAS No. 155”).

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

This Standard resolves and clarifies the accounting and reporting for certain financial instruments including, hybrid financial instruments with embedded derivatives, interest-only strips, and securitized financial instruments. FAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company adopted this Standard on January 1, 2007 and FAS No. 155 did not have any impact on its financial statements.

           Shares

Protection One, Inc.

Common Stock

PROSPECTUS
          , 2007

Joint Book-Running Managers

Lehman Brothers
Bear, Stearns & Co. Inc.

UBS Investment Bank

Jefferies & Company

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses payable by us in connection with the sale of the securities being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$5,295.75
NASD filing fee	17,750.00
Legal fees and expenses*
Accounting fees and expenses*
Printing costs*
Miscellaneous expenses*
Total*

*	To be filed by amendment.

Item 15.	Indemnification of Directors and Officers

We are required to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of Protection One or is or was serving at the request of Protection One as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans (an “indemnitee”), against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such indemnitee. We are required to indemnify an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if the initiation of such proceeding (or part thereof) by the indemnitee was authorized by our board of directors.

No director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duties as director; provided, however, that the foregoing clause shall not apply to any liability of a director to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated December 20, 2007, we entered into with Integrated Alarm Services Group, Inc., we agreed, for a period of six years after completion of the Merger, that we will indemnify and hold harmless, to the greatest extent permitted by law as of the date of the Merger Agreement, the directors and executive officers of IASG (as well as other officers and employees of IASG) immediately prior to the Merger with respect to all acts or omissions by them in their capacities as such or taken at the request of IASG at any time at or prior to the effective time of the Merger. We also agreed, for a period of not less than six years after completion of the Merger, that all rights to indemnification, advancement of litigation expenses and limitation of personal liability existing in favor of the directors and executive officers of IASG (as well as other officers and employees of IASG) immediately prior to the Merger under the provisions in IASG’s certificate of incorporation, bylaws and other similar organizational documents existing on the date of the Merger Agreement, as well as related director indemnification agreements in accordance with their terms in existence on the date of the Merger Agreement, will, with respect to any matter existing or occurring at or prior to the completion of the Merger, survive the completion of the Merger and that we will honor all such obligations.

We maintain standard policies of insurance under which coverage is provided (i) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful acts and (ii) to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law. Additionally, pursuant to the Merger Agreement, we agreed that for a period of six years after completion of the Merger, we will maintain the directors’ and officers’ liability insurance policies maintained by IASG immediately prior to the Merger, or a policy of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured, with respect to claims arising from facts or events that occurred on or before the Merger.

Item 16.	Exhibits

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lawrence, State of Kansas, on the 12th day of July, 2007.

PROTECTION ONE, INC.

By:	/s/ Richard Ginsburg
Name: Richard Ginsburg
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Richard Ginsburg, Darius G. Nevin and J. Eric Griffin, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement (and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the offering which this Registration Statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Capacity	Dates

/s/ Richard Ginsburg Richard Ginsburg	Chief Executive Officer and Director (Principal Executive Officer)	July 12, 2007

/s/ Darius G. Nevin Darius G. Nevin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	July 12, 2007

/s/ Eric A. Devin Eric A. Devin	Vice President, Controller and Assistant Secretary (Principal Accounting Officer)	July 12, 2007

/s/ Raymond C. Kubacki Raymond C. Kubacki	Director	July 12, 2007

/s/ Robert J. McGuire Robert J. McGuire	Director	July 12, 2007

Signatures	Capacity	Dates

/s/ Henry Ormond Henry Ormond	Director	July 12, 2007

/s/ Steven Rattner Steven Rattner	Director	July 12, 2007

/s/ Thomas J. Russo Thomas J. Russo	Director	July 12, 2007

/s/ David A. Tanner David A. Tanner	Director	July 12, 2007

/s/ Michael Weinstock Michael Weinstock	Director	July 12, 2007

/s/ Arlene M. Yocum Arlene M. Yocum	Director	July 12, 2007

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement**
2.1	Agreement and Plan of Merger, dated as of December 20, 2006 by and among Protection One, Inc., Tara Acquisition Corp. and Integrated Alarm Services Group, Inc.*
4.1	Form of certificate of common stock of Protection One, Inc.*
5.1	Opinion of Kirkland & Ellis LLP.**
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).**
24.1	Power of Attorney (included in signature page).

*	Filed on February 12, 2007 with registrant’s registration statement on Form S-4/A.

**	To be filed by amendment.